DYNO

Dyno Nobel

082-34952

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA



Date 29/04/2008

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

5/12

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of shares on exercise of 1,000,000 options @ exercise price of $2.37

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price - $2.37 per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary fully paid shares issued under the terms and conditions of Dyno Nobel Limited Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 April 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
821,025,840	DXL Ordinary fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,850,001	DXLAI Options
		3,967,503	DXLAK Options
		165,000	DXLAM Options
		1,123,899	DXLAO
		1,416,669	DXLAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	Not Applicable
13	Ratio in which the +securities will be offered	Not Applicable
14	+Class of +securities to which the offer relates	Not Applicable
15	+Record date to determine entitlements	Not Applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable
17	Policy for deciding entitlements in relation to fractions	Not Applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not Applicable
19	Closing date for receipt of acceptances or renunciations	Not Applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not Applicable
39	Class of +securities for which quotation is sought	Not Applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Lyall-Anderson

Sign here: ....
Company Secretary

Date: 29 April 2008

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

+ See chapter 19 for defined terms.



Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 28/04/2008

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

ASX Announcement/Media Release

28 April 2008

Dyno Nobel enters into agreement with Koch Nitrogen to market UAN

Dyno Nobel has entered into an agreement with Koch Nitrogen Company to market 100 per cent of the UAN (urea ammonium nitrate) produced at Dyno Nobel's Cheyenne, Wyoming manufacturing facility. Koch has agreed to supply Dyno Nobel with the ammonia necessary for the production of approximately 290,000 short tons of UAN each year.

Dyno Nobel Chief Executive Officer, Mr Peter Richards, said, "The agreement gives Dyno Nobel a reliable source of ammonia in order to meet the growing demand for fertiliser from the agricultural sector. Our Cheyenne facility gives the Company the flexibility to swing production between ammonium nitrate, for commercial explosives, and fertiliser which will generate significant additional revenue and will meet Dyno Nobel's rate of return requirements for new capital expenditure.

"Koch is a respected partner and one of the world's leading fertiliser distributors, and marketers of UAN. Dyno Nobel will greatly benefit from Koch's extensive marketing expertise and distribution networks".

The Cheyenne, Wyoming manufacturing facility is currently undergoing a capacity expansion schedule for completion in mid 2008. Expanded production capacity of 200,000 short tons of ammonium nitrate solution (ANSOL) per annum will position Dyno Nobel to leverage strong short-term agricultural fertilizer demand and capture long-term growth in the Powder River Basin region.

Production of UAN is expected to begin third quarter 2008.

On 11 March 2008, Dyno Nobel announced that it had entered into a Scheme Implementation Agreement ("SIA") with Incitec Pivot Limited ("IPL) under which IPL proposes to acquire all of the shares in Dyno Nobel which IPL does not already own ("IPL Scheme") (please refer to Dyno Nobel's ASX announcement released on 11 March 2008 for further details regarding the IPL Scheme).

-ENDS-

For media enquires contact:
Sonja Kukec, Dyno Nobel 0437 766 483
Theresa Johnson, Koch Nitrogen Company, +1 316-828-7369

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Koch Nitrogen

Koch Nitrogen and its affiliates produce, distribute and globally market nitrogen fertilizers, including anhydrous ammonia, urea, nitric acid, UAN solutions, ammonium nitrate solution, ammonium polyphosphate and ammonium thiosulfate. The company's fertilizer interests have the capability of producing about 7.5 million metric tons of nitrogen products annually. Koch Nitrogen is an indirect, wholly-owned subsidiary of privately held Koch Industries, Inc. (www.kochind.com), based in Wichita, Kansas.


Dyno Nobel

22 April 2008

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL - LISTING RULES 3.17, 4.5 and 4.7

Dyno Nobel Limited advises that the Notice of Annual General Meeting and Proxy Form, Election Form, Share Scheme Proxy Form, Option Scheme Proxy Form and Letter to Holders, will be lodged with Australia Post for dispatch to shareholders and optionholders today, 22 April, 2008.

Copies of the documents to be mailed are attached.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary



Dyno Nobel
ABN 44 117 733 463

Address all correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500

Shareholder and Optionholder Meetings

On behalf of the Board of Directors, it is my pleasure to enclose information for the Dyno Nobel shareholder and optionholder meetings to be held on Thursday, 22 May 2008 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, New South Wales. The first meeting, the Annual General Meeting, will commence at 11:00am. This will be followed immediately by the Share Scheme Meeting and then the Option Scheme Meeting.

The Share Scheme Meeting is being held to allow Dyno Nobel shareholders to consider a proposed scheme of arrangement under which Incitec Pivot Limited, which currently holds approximately 13% of the shares in Dyno Nobel, would acquire the remaining 87% of shares from the public shareholders of Dyno Nobel (through a wholly-owned subsidiary, Incitec Pivot US Holdings Pty Limited). The Option Scheme Meeting is being held to allow Dyno Nobel optionholders to consider a proposed scheme of arrangement under which the Dyno Nobel options would be cancelled for cash.

The enclosed Scheme Booklet explains the details of the proposed schemes of arrangement, the manner in which they will be implemented (if approved) and other information material to Dyno Nobel shareholders and optionholders in making an informed decision on how to vote on the resolutions required to implement the schemes of arrangement.

The notice of meeting for the Annual General Meeting is also enclosed.

I urge you to read the Scheme Booklet carefully and then decide whether you wish to vote for or against the resolutions required to implement the schemes of arrangement. Your directors unanimously recommend that you vote in favour of the resolutions at the Share and Option Scheme Meetings in the absence of a superior proposal.

If you are able to attend the meetings, please bring this letter with you to facilitate your admission to the meetings.

Corporate shareholders will be required to complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend on their behalf. A form of this certificate may be requested from Dyno Nobel's share registry (see the contact details on the front of the relevant enclosed proxy form).

If you cannot attend the meetings, I encourage you to vote using the enclosed proxy forms, which should be completed, signed and returned to Dyno Nobel's share registry in accordance with the instructions on the back of the relevant proxy form.

On behalf of the Board, I thank you for your support as a shareholder or an optionholder of Dyno Nobel Limited.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

18 April 2008



Dyno Nobel
ABN 44 117 733 463

Annual General Meeting Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

Appointment of Proxy

I/We being a member/s of Dyno Nobel Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Dyno Nobel Limited to be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW on Thursday, 22 May 2008 at 11.00 am and at any adjournment of that meeting. **The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.**

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
2.	To adopt the Remuneration Report for the financial year ended 31 December 2007.			
3(a).	To re-elect as a Director, Mr David Anthony Walsh.			
3(b).	To re-elect as a Director, Mr Jock Muir.			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ________ **Contact Daytime Telephone** ________ **Date** / /

DXL 3PR 021307_A - V5

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid and you will have been taken to have provided no direction on that item of business.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy you will need to complete a second Proxy Form. An additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 5.00pm (EST) on Tuesday, 20 May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2118

Dyno Nobel
ABN 44 117 733 463

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Election Form

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

This Election Form is important and is relevant to the Share Scheme Consideration offered to Dyno Nobel Shareholders pursuant to the Share Scheme. Full details of the Share Scheme Consideration and the alternative elections available to you are contained in the Scheme Booklet. You should read the entire Scheme Booklet carefully before completing this Election Form. If you are in any doubt as to how to deal with this Election Form, please contact your legal, investment or other professional adviser without delay. **To be a valid Election, your Election Form must be received by the Dyno Nobel Share Registry by the Election Time - namely 5.00pm (EST) on Thursday, 5 June 2008.** Terms defined in the Scheme Booklet have the same meanings when used in this Election Form.

Please do not mark more than one box. If you mark more than one box, your instructions will be invalid and disregarded, and you will receive the Standard Share Scheme Consideration in respect of all of your Dyno Nobel Shares.

A Consideration Election

OPTION 1 – Standard Share Scheme Consideration
Should you wish to receive the Standard Share Scheme Consideration, you DO NOT NEED TO COMPLETE THIS FORM.

☐ **OPTION 2 – Maximum Shares Election**
Please mark this Box with an 'X' if you wish to make a Maximum Shares Election and, subject to the Share Scheme, maximise the number of New Incitec Pivot Shares you receive for each Dyno Nobel Share you hold.

☐ **OPTION 3 – Maximum Cash Election**
Please mark this Box with an 'X' if you wish to make a Maximum Cash Election and, subject to the Share Scheme, maximise the amount of cash you receive for each Dyno Nobel Share you hold.

B Sign here - This section must be signed in accordance with the instructions overleaf for your Election to be valid.

Individual or Shareholder 1	Individual or Shareholder 2	Individual or Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

I/we authorise Dyno Nobel and its agents and contractors to process my/our Election on my/our behalf in accordance with the terms and conditions of the Share Scheme set out in the Share Scheme, the Scheme Booklet and on this Election Form.

Day / Month / Year

How to complete this Election Form

How to complete this Election Form

STEP 1 - Read the Scheme Booklet that accompanied this Election Form.

STEP 2 - Decide which form of Share Scheme Consideration you would like to receive.

STEP 3 - Complete Boxes A and B on the front page if you wish to make a Maximum Shares or Maximum Cash Election, and do not wish to receive the Standard Share Scheme Consideration. More details on Boxes A and B are set out below.

STEP 4 - Return this Election Form so it is received by the Dyno Nobel Share Registry by the Election Time - namely 5.00pm (EST) on Thursday, 5 June 2008.

A Consideration Election

Please make your Election by marking the appropriate Box. You may only mark one Box in Box A. A valid Election will apply to all of the Dyno Nobel Shares that you hold on the Scheme Record Date.

More information on each of the Share Scheme Consideration options you can elect to receive is set out under the heading "Mix and Match" in the section of the Scheme Booklet entitled "What you will receive under the Schemes". You should read this part carefully before you make your Election.

Under the Share Scheme, unless you make a valid Election in Box A or if you do not return this Election Form, or if you give conflicting or unclear instructions on this Election Form you will receive the Standard Share Scheme Consideration. Please note that once this Election Form is returned, you may alter or withdraw your Election by lodging a replacement Election Form by the Election Time. You are urged to carefully consider your position prior to returning this Election Form.

B Signature(s)

You must sign this Election Form as follows in the spaces provided:

Individual: Where the shareholding is in one individual's name, the individual must sign.

Joint Shareholding: Where the shareholding is in more than one name, all of the joint shareholders must sign.

Power of attorney: To sign under a power of attorney, you must have already lodged the power of attorney with the Dyno Nobel Registry. Alternatively, attach a certified copy of the power of attorney to this Election Form when you return it.

Companies: This Election Form must be signed by either 2 directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the Corporations Act, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone. Delete titles as applicable.

Deceased estates: All executors must sign and, if not already noted by the Dyno Nobel Registry, a certified copy of probate or letters of administration must accompany this Election Form.

02SEF

DXL

021307 - V4

Please return the completed Election Form either by fax to +61 3 9473 2118 or in the envelope provided by no later than 5.00 pm (EST) on Thursday, 5 June 2008:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

DYNO

Dyno Nobel
ABN 44 117 733 463

Share Scheme Meeting Proxy Form

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Appointment of Proxy

I/We being a member/s of Dyno Nobel Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Share Scheme Meeting of Dyno Nobel Limited to be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW on Thursday, 22 May 2008 at 12.00pm or immediately following the conclusion of adjournment of the Dyno Nobel Limited Annual General Meeting to be held on the same day and at any adjournment of that meeting. **The Chairman of the Meeting intends to vote undirected proxies in favour of the item of business.**

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Approval of the Share Scheme			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

DXL 2PX 021307_B - V4

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid and you will have been taken to have provided no direction on that item of business.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, you will need to complete a second form. An additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 5.00pm (EST) Tuesday, 20 May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2118

Dyno Nobel
ABN 44 117 733 463

Option Scheme Meeting Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a holder of options to subscribe for shares in Dyno Nobel Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Option Scheme Meeting of Dyno Nobel Limited to be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW on Thursday, 22 May 2008 at 1.00pm or immediately following the conclusion or adjournment of the Dyno Nobel Limited Share Scheme Meeting to be held on the same day and at any adjournment of that meeting. **The Chairman of the Meeting intends to vote undirected proxies in favour of the item of business.**

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Approval of the Option Scheme			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual

In addition to signing the Proxy Form in the above box please provide the information below in case we need to contact you.

Contact Name | **Contact Daytime Telephone** | **Date** / /

DXL 3PX 021307_C - V3

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's option register. If this information is incorrect, please mark the box and make the correction on the form. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid and you will have been taken to have provided no direction on that item of business.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, you will need to complete a second Proxy Form. An additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

If a representative of a corporate proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 5.00pm (EST) on Tuesday, 20 May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2118

DYNO
Dyno Nobel

Notice of Annual General Meeting 2008

Dyno Nobel Limited

ABN 44 117 733 463

Notice is given that the second Annual General Meeting of Dyno Nobel Limited will be held on 22 May 2008 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW commencing at 11.00am.

Agenda

1. Financial Statements and Reports
To receive and consider the Financial Report of the Company and the Reports of the Directors and Auditor for the year ended 31 December 2007.

2. Remuneration Report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Remuneration Report (which forms part of the Annual Report) for the year ended 31 December 2007 be adopted."

Information about the Remuneration Report is included in the Explanatory Notes.

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Election of Directors

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That David Anthony Walsh, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Walsh is included in the Explanatory Notes.

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Jock Muir, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Muir is included in the Explanatory Notes.

Entitlement to Attend and Vote

The Board has determined that, for the purposes of determining voting entitlements at the Annual General Meeting, those persons who are registered as holding shares in the Company at 7.00pm on Tuesday, 20 May 2008 will be entitled to vote.

Proxies

A Member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. A proxy need not be a Member of the Company. A Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If you wish to appoint a proxy, you can use the blue Proxy Form accompanying this Notice.

You can also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy/dxl. To use this online facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with instructions on the webpage. A proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. The online proxy facility may not be suitable for some Members who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy.

On a show of hands, every person present and entitled to vote shall have one vote. If you have appointed a proxy and the proxy appointed is also a Member, or proxy for another Member, any direction to the proxy on how to vote may not be effective on a show of hands. Your directions will be effective if a poll is held.

To be effective, your online proxy appointment must be lodged through the above webpage by no later than **5.00pm on Tuesday, 20 May 2008**.

To be effective, your Proxy Form and the Power of Attorney or other authority (if any) under which it is signed or a copy of the Power of Attorney or other authority, certified as a true copy by Statutory Declaration, must be received no later than **5.00pm on Tuesday, 20 May 2008** by Dyno Nobel's Share Registrar, or at the Registered Office of Dyno Nobel, using the address and facsimile numbers set out in the Proxy Form accompanying this Notice.

Dated 18 April 2008

By order of the Board

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary



Explanatory Notes

Item 1 – Financial Statements and Reports

As required by section 317 of the *Corporations Act 2001* (Cth), the Financial Report, Directors' Report and Auditor's Report of the Company for the financial year ended 31 December 2007 will be laid before the meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a formal resolution on this item. Accordingly, there will be no formal resolution put to the meeting.

Item 2 – Remuneration Report

Under the *Corporations Act 2001* (Cth), the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the Annual General Meeting.

The Company's Remuneration Report for the financial period ended 31 December 2007 is contained in the Directors' Report which forms part of the Company's 2007 Annual Report, a copy of which is to be sent to shareholders on 21 April 2008.

The Remuneration Report discusses matters including the remuneration policy of the Company, the remuneration paid to Directors and named executives and the relationship between remuneration of those Directors and executives and performance.

Note: Shareholders are asked to adopt the Remuneration Report. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3 – Retirement and re-election of Directors

The ASX Listing Rules require the Company to hold an election for at least one Director of the Company each year.

Having regard to the dates on which the current Directors were appointed and the overriding requirement that any Director may not hold office for a continuous period of three years or past the third Annual General Meeting following the Director's appointment (whichever is the longer), the Directors have determined that Messrs Walsh and Muir will retire by rotation at the 2008 Annual General Meeting and, being eligible, each offers himself for re-election as a Director at the meeting.

A brief description of each Director follows:

Item 3(a) – David Anthony Walsh

Mr Walsh was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Walsh is an experienced company director with a wide background in corporate and commercial law. Currently Chairman of Templeton Global Growth Fund Ltd (since August 1998), and a director of Macquarie Infrastructure Investment Management Ltd (the responsible entity of Macquarie Infrastructure Group) (from March 2004). Recent previous roles include: a director of PaperlinX Ltd (2000–2007), a director of Asia Pacific Specialty Chemicals Ltd (1994–2002) and a partner in the law firm Mallesons Stephen Jaques.

The Directors recommend that shareholders vote in favour of the re-election of Mr Walsh as a Director of the Company.

Item 3(b) – Jock Muir

Mr Muir was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Muir brings to the Board over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates. He worked for 13 years at Mitchell Cotts plc, a UK public company, including seven years as CEO of the Australian mining supply operations.

Mr Muir joined Dyno Nobel in 1992 and was appointed Senior Vice President Asia Pacific in 1995. From 2000, he took up corporate roles at an SVP level in global marketing, emerging markets, mergers and change management based in Norway, the USA and Australia, before retiring from executive duties on 31 December 2005. Mr Muir is a member of The Institute of Chartered Accountants of Scotland and the Institute of Chartered Accountants in Australia.

The Directors recommend that shareholders vote in favour of the re-election of Mr Muir as a Director of the Company.


DYNO
Dyno Nobel

22 April 2008

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL - LISTING RULES 3.17, 4.5 and 4.7

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that Dyno Nobel Limited's Notice of Annual General Meeting and Proxy Form, Election Form, Share Scheme Proxy Form, Option Scheme Proxy Form and Letter to Holders, will be lodged with Australia Post for dispatch to shareholders and optionholders today, 22 April, 2008.

Copies of the documents to be mailed are attached.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary



Dyno Nobel
ABN 44 117 733 463

Address all correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500

Shareholder and Optionholder Meetings

On behalf of the Board of Directors, it is my pleasure to enclose information for the Dyno Nobel shareholder and optionholder meetings to be held on Thursday, 22 May 2008 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, New South Wales. The first meeting, the Annual General Meeting, will commence at 11:00am. This will be followed immediately by the Share Scheme Meeting and then the Option Scheme Meeting.

The Share Scheme Meeting is being held to allow Dyno Nobel shareholders to consider a proposed scheme of arrangement under which Incitec Pivot Limited, which currently holds approximately 13% of the shares in Dyno Nobel, would acquire the remaining 87% of shares from the public shareholders of Dyno Nobel (through a wholly-owned subsidiary, Incitec Pivot US Holdings Pty Limited). The Option Scheme Meeting is being held to allow Dyno Nobel optionholders to consider a proposed scheme of arrangement under which the Dyno Nobel options would be cancelled for cash.

The enclosed Scheme Booklet explains the details of the proposed schemes of arrangement, the manner in which they will be implemented (if approved) and other information material to Dyno Nobel shareholders and optionholders in making an informed decision on how to vote on the resolutions required to implement the schemes of arrangement.

The notice of meeting for the Annual General Meeting is also enclosed.

I urge you to read the Scheme Booklet carefully and then decide whether you wish to vote for or against the resolutions required to implement the schemes of arrangement. Your directors unanimously recommend that you vote in favour of the resolutions at the Share and Option Scheme Meetings in the absence of a superior proposal.

If you are able to attend the meetings, please bring this letter with you to facilitate your admission to the meetings.

Corporate shareholders will be required to complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend on their behalf. A form of this certificate may be requested from Dyno Nobel's share registry (see the contact details on the front of the relevant enclosed proxy form).

If you cannot attend the meetings, I encourage you to vote using the enclosed proxy forms, which should be completed, signed and returned to Dyno Nobel's share registry in accordance with the instructions on the back of the relevant proxy form.

On behalf of the Board, I thank you for your support as a shareholder or an optionholder of Dyno Nobel Limited.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

18 April 2008

Dyno Nobel
ABN 44 117 733 463

Annual General Meeting Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a member/s of Dyno Nobel Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Dyno Nobel Limited to be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW on Thursday, 22 May 2008 at 11.00 am and at any adjournment of that meeting. **The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.**

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
2.	To adopt the Remuneration Report for the financial year ended 31 December 2007.			
3(a).	To re-elect as a Director, Mr David Anthony Walsh.			
3(b).	To re-elect as a Director, Mr Jock Muir.			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____ **Contact Daytime Telephone** ____ **Date** / /

DXL 3PR 021307_A - V5

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid and you will have been taken to have provided no direction on that item of business.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy you will need to complete a second Proxy Form. An additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 5.00pm (EST) on Tuesday, 20 May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2118

Dyno Nobel
ABN 44 117 733 463

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Election Form

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

This Election Form is important and is relevant to the Share Scheme Consideration offered to Dyno Nobel Shareholders pursuant to the Share Scheme. Full details of the Share Scheme Consideration and the alternative elections available to you are contained in the Scheme Booklet. You should read the entire Scheme Booklet carefully before completing this Election Form. If you are in any doubt as to how to deal with this Election Form, please contact your legal, investment or other professional adviser without delay. **To be a valid Election, your Election Form must be received by the Dyno Nobel Share Registry by the Election Time - namely 5.00pm (EST) on Thursday, 5 June 2008.** Terms defined in the Scheme Booklet have the same meanings when used in this Election Form.

Please do not mark more than one box. If you mark more than one box, your instructions will be invalid and disregarded, and you will receive the Standard Share Scheme Consideration in respect of all of your Dyno Nobel Shares.

A Consideration Election

OPTION 1 – Standard Share Scheme Consideration
Should you wish to receive the Standard Share Scheme Consideration, you DO NOT NEED TO COMPLETE THIS FORM.

☐ **OPTION 2 – Maximum Shares Election**
Please mark this Box with an 'X' if you wish to make a Maximum Shares Election and, subject to the Share Scheme, maximise the number of New Incitec Pivot Shares you receive for each Dyno Nobel Share you hold.

☐ **OPTION 3 – Maximum Cash Election**
Please mark this Box with an 'X' if you wish to make a Maximum Cash Election and, subject to the Share Scheme, maximise the amount of cash you receive for each Dyno Nobel Share you hold.

B Sign here - This section must be signed in accordance with the instructions overleaf for your Election to be valid.

Individual or Shareholder 1	Individual or Shareholder 2	Individual or Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

I/we authorise Dyno Nobel and its agents and contractors to process my/our Election on my/our behalf in accordance with the terms and conditions of the Share Scheme set out in the Share Scheme, the Scheme Booklet and on this Election Form.

Day / Month / Year: / /

How to complete this Election Form

How to complete this Election Form

STEP 1 - Read the Scheme Booklet that accompanied this Election Form.

STEP 2 - Decide which form of Share Scheme Consideration you would like to receive.

STEP 3 - Complete Boxes A and B on the front page if you wish to make a Maximum Shares or Maximum Cash Election, and do not wish to receive the Standard Share Scheme Consideration. More details on Boxes A and B are set out below.

STEP 4 - Return this Election Form so it is received by the Dyno Nobel Share Registry by the Election Time - namely 5.00pm (EST) on Thursday, 5 June 2008.

A Consideration Election

Please make your Election by marking the appropriate Box. You may only mark one Box in Box A. A valid Election will apply to all of the Dyno Nobel Shares that you hold on the Scheme Record Date.

More information on each of the Share Scheme Consideration options you can elect to receive is set out under the heading "Mix and Match" in the section of the Scheme Booklet entitled "What you will receive under the Schemes". You should read this part carefully before you make your Election.

Under the Share Scheme, unless you make a valid Election in Box A or if you do not return this Election Form, or if you give conflicting or unclear instructions on this Election Form you will receive the Standard Share Scheme Consideration. Please note that once this Election Form is returned, you may alter or withdraw your Election by lodging a replacement Election Form by the Election Time. You are urged to carefully consider your position prior to returning this Election Form.

B Signature(s)

You must sign this Election Form as follows in the spaces provided:

Individual:	Where the shareholding is in one individual's name, the individual must sign.
Joint Shareholding:	Where the shareholding is in more than one name, all of the joint shareholders must sign.
Power of attorney:	To sign under a power of attorney, you must have already lodged the power of attorney with the Dyno Nobel Registry. Alternatively, attach a certified copy of the power of attorney to this Election Form when you return it.
Companies:	This Election Form must be signed by either 2 directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the Corporations Act, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone. Delete titles as applicable.
Deceased estates:	All executors must sign and, if not already noted by the Dyno Nobel Registry, a certified copy of probate or letters of administration must accompany this Election Form.

02SEF

DXL

021307 - V4

Please return the completed Election Form either by fax to +61 3 9473 2118 or in the envelope provided by no later than 5.00 pm (EST) on Thursday, 5 June 2008:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

Dyno Nobel
ABN 44 117 733 463

Share Scheme Meeting Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a member/s of Dyno Nobel Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Share Scheme Meeting of Dyno Nobel Limited to be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW on Thursday, 22 May 2008 at 12.00pm or immediately following the conclusion of adjournment of the Dyno Nobel Limited Annual General Meeting to be held on the same day and at any adjournment of that meeting. **The Chairman of the Meeting intends to vote undirected proxies in favour of the item of business.**

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Approval of the Share Scheme			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____ Contact Daytime Telephone ____ Date / /

DXL 2PX 021307_B - V4

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid and you will have been taken to have provided no direction on that item of business.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, you will need to complete a second form. An additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 5.00pm (EST) Tuesday, 20 May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2118

Dyno Nobel
ABN 44 117 733 463

Option Scheme Meeting Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a holder of options to subscribe for shares in Dyno Nobel Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Option Scheme Meeting of Dyno Nobel Limited to be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW on Thursday, 22 May 2008 at 1.00pm or immediately following the conclusion or adjournment of the Dyno Nobel Limited Share Scheme Meeting to be held on the same day and at any adjournment of that meeting. **The Chairman of the Meeting intends to vote undirected proxies in favour of the item of business.**

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Approval of the Option Scheme			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR**

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

☐
Individual

In addition to signing the Proxy Form in the above box please provide the information below in case we need to contact you.

Contact Name | **Contact Daytime Telephone** | **Date** / /

DXL 3PX 021307_C - V3

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's option register. If this information is incorrect, please mark the box and make the correction on the form. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid and you will have been taken to have provided no direction on that item of business.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, you will need to complete a second Proxy Form. An additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

If a representative of a corporate proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 5.00pm (EST) on Tuesday, 20 May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, 111 Pacific Highway, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2118

021307_C - V3

DYNO
Dyno Nobel

Notice of Annual General Meeting 2008

Dyno Nobel Limited

ABN 44 117 733 463

Notice is given that the second Annual General Meeting of Dyno Nobel Limited will be held on 22 May 2008 at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, NSW commencing at 11.00am.

Agenda

1. Financial Statements and Reports
To receive and consider the Financial Report of the Company and the Reports of the Directors and Auditor for the year ended 31 December 2007.

2. Remuneration Report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Remuneration Report (which forms part of the Annual Report) for the year ended 31 December 2007 be adopted."

Information about the Remuneration Report is included in the Explanatory Notes.

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Election of Directors

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That David Anthony Walsh, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Walsh is included in the Explanatory Notes.

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Jock Muir, who retires by rotation in accordance with Rule 46(a) of the Constitution, being eligible, is re-elected as a Director of the Company."

Information about Mr Muir is included in the Explanatory Notes.

Entitlement to Attend and Vote

The Board has determined that, for the purposes of determining voting entitlements at the Annual General Meeting, those persons who are registered as holding shares in the Company at 7.00pm on Tuesday, 20 May 2008 will be entitled to vote.

Proxies

A Member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. A proxy need not be a Member of the Company. A Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If you wish to appoint a proxy, you can use the blue Proxy Form accompanying this Notice.

You can also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy/dxl. To use this online facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with instructions on the webpage. A proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. The online proxy facility may not be suitable for some Members who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy.

On a show of hands, every person present and entitled to vote shall have one vote. If you have appointed a proxy and the proxy appointed is also a Member, or proxy for another Member, any direction to the proxy on how to vote may not be effective on a show of hands. Your directions will be effective if a poll is held.

To be effective, your online proxy appointment must be lodged through the above webpage by no later than **5.00pm on Tuesday, 20 May 2008**.

To be effective, your Proxy Form and the Power of Attorney or other authority (if any) under which it is signed or a copy of the Power of Attorney or other authority, certified as a true copy by Statutory Declaration, must be received no later than **5.00pm on Tuesday, 20 May 2008** by Dyno Nobel's Share Registrar, or at the Registered Office of Dyno Nobel, using the address and facsimile numbers set out in the Proxy Form accompanying this Notice.

Dated 18 April 2008

By order of the Board

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary



Explanatory Notes

Item 1 – Financial Statements and Reports

As required by section 317 of the *Corporations Act 2001* (Cth), the Financial Report, Directors' Report and Auditor's Report of the Company for the financial year ended 31 December 2007 will be laid before the meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a formal resolution on this item. Accordingly, there will be no formal resolution put to the meeting.

Item 2 – Remuneration Report

Under the *Corporations Act 2001* (Cth), the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the Annual General Meeting.

The Company's Remuneration Report for the financial period ended 31 December 2007 is contained in the Directors' Report which forms part of the Company's 2007 Annual Report, a copy of which is to be sent to shareholders on 21 April 2008.

The Remuneration Report discusses matters including the remuneration policy of the Company, the remuneration paid to Directors and named executives and the relationship between remuneration of those Directors and executives and performance.

Note: Shareholders are asked to adopt the Remuneration Report. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3 – Retirement and re-election of Directors

The ASX Listing Rules require the Company to hold an election for at least one Director of the Company each year.

Having regard to the dates on which the current Directors were appointed and the overriding requirement that any Director may not hold office for a continuous period of three years or past the third Annual General Meeting following the Director's appointment (whichever is the longer), the Directors have determined that Messrs Walsh and Muir will retire by rotation at the 2008 Annual General Meeting and, being eligible, each offers himself for re-election as a Director at the meeting.

A brief description of each Director follows:

Item 3(a) – David Anthony Walsh

Mr Walsh was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Walsh is an experienced company director with a wide background in corporate and commercial law. Currently Chairman of Templeton Global Growth Fund Ltd (since August 1998), and a director of Macquarie Infrastructure Investment Management Ltd (the responsible entity of Macquarie Infrastructure Group) (from March 2004). Recent previous roles include: a director of PaperlinX Ltd (2000–2007), a director of Asia Pacific Specialty Chemicals Ltd (1994–2002) and a partner in the law firm Mallesons Stephen Jaques.

The Directors recommend that shareholders vote in favour of the re-election of Mr Walsh as a Director of the Company.

Item 3(b) – Jock Muir

Mr Muir was appointed a Director of Dyno Nobel Limited on 16 February 2006.

Mr Muir brings to the Board over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates. He worked for 13 years at Mitchell Cotts plc, a UK public company, including seven years as CEO of the Australian mining supply operations.

Mr Muir joined Dyno Nobel in 1992 and was appointed Senior Vice President Asia Pacific in 1995. From 2000, he took up corporate roles at an SVP level in global marketing, emerging markets, mergers and change management based in Norway, the USA and Australia, before retiring from executive duties on 31 December 2005. Mr Muir is a member of The Institute of Chartered Accountants of Scotland and the Institute of Chartered Accountants in Australia.

The Directors recommend that shareholders vote in favour of the re-election of Mr Muir as a Director of the Company.



Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

23 April 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL - LISTING RULES 3.17, 4.5 and 4.7

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that the attached documents will be lodged with Australia Post for dispatch to Dyno Nobel Employee Share Plan members today, 23 April, 2008.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary



DYNO
Dyno Nobel

23 April 2008

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL - LISTING RULES 3.17, 4.5 and 4.7

Dyno Nobel Limited advises that the attached documents will be lodged with Australia Post for dispatch to Dyno Nobel Employee Share Plan members today, 23 April, 2008.

Yours sincerely

Julianne Lyall-Anderson
Company Secretary


DYNO
Dyno Nobel

23 April 2008

DXL Employee Share Plan Managers Pty Ltd
ACN: 123 479 621
PO Box Q807
QVB Post Office NSW 1230

P: 02 9299 5677
F: 02 9299 3677
E: info@remadvisors.com.au

«First_Name» «Last_Name»
«Address_Street»
«Suburb» «State» «Postcode»

Dear «First_Name»,

Dyno Nobel Annual General Meeting and Dyno Nobel Share Scheme Meeting

The Dyno Nobel shareholder meetings referred to above (the ***Shareholder Meetings***) will be held on:

Thursday, 22 May 2008
At the Sydney Convention and Exhibition Centre,
Darling Drive, Darling Harbour, Sydney, New South Wales.

The first meeting, the Annual General Meeting, will commence at 11:00am. This will be followed immediately by the Share Scheme Meeting.

Accompanying this letter is a copy of the Notice of Annual General Meeting. This document describes the resolutions which will be put to the Annual General Meeting. You can access a copy of the Dyno Nobel Annual Report via their web site www.dynonobel.com

The Share Scheme Meeting is being held to allow Dyno Nobel shareholders to consider a proposed scheme of arrangement under which Incitec Pivot Limited, which currently holds approximately 13% of the shares in Dyno Nobel, would acquire the remaining 87% of shares from the public shareholders of Dyno Nobel (through a wholly-owned subsidiary, Incitec Pivot US Holdings Pty Limited) (the ***Share Scheme***). The Notice of the Share Scheme is included in the enclosed Scheme Booklet as Annexure G. This notice describes the resolution which will be put to the Share Scheme Meeting.

The enclosed Scheme Booklet explains the details of the Share Scheme, the manner in which it will be implemented (if approved) and other information material to Dyno Nobel shareholders in making an informed decision on how to vote on the resolution required to implement the Share Scheme.

We also enclose a document outlining the Australian tax implications for employee members of the Dyno Nobel Employee Share Plan (the ***Plan***) of the Share Scheme (the ***Tax Guidance Note***). Please note that the Tax Guidance Note is a general guide only for a Dyno Nobel group employee who is resident for Australian income tax purposes, based on the taxation laws in force on 18 April 2008. The information contained in the Tax Guidance Note should not be interpreted as personal tax advice and, where appropriate, you should seek independent professional advice, taking into account your personal circumstances. In particular, you should seek specific tax advice about the tax implications to you of the implementation of the Share Scheme if you have not made a Tax Election (as referred to in section 2.2 of the Tax Guidance Note). The Tax Guidance Note does not address and should not be construed as providing investment advice.

As a participant in the Plan, you are entitled to direct the Plan Trustee to exercise the voting rights attaching to the Dyno Nobel shares it holds on your behalf at both of the Shareholder Meetings. To do so, you must complete the attached Voting Direction Forms and return them to us by mail, fax or by email (using the contact details set out above), so that we receive them no later than 5.00pm (EST) Monday, 19 May 2008. Please note that, in accordance with the terms of the Plan, the Plan Trustee will not vote on any resolution where voting occurs by a show of hands. In addition, you are not entitled to attend either Shareholder Meeting.

If you do not complete the Voting Direction Form for either of the Shareholder Meetings, no votes will be cast at that Shareholder Meeting in respect of the Dyno Nobel shares held by the Plan Trustee on your behalf.

Under the Share Scheme, Dyno Nobel shareholders are able to make certain elections in respect of the consideration they would receive for their Dyno Nobel shares if the Share Scheme is implemented. This is referred to in the Scheme Booklet as ***Mix and Match***. Further details in relation to Mix and Match and how to make Mix and Match elections can be found in the enclosed Scheme Booklet. If you wish to make an election in this way, please complete the enclosed Election Form and return it to us by mail, fax or by email (using the contact details set out above), so that we receive it no later than 5.00pm (EST) Wednesday, 4 June 2008.

If you have any queries regarding the Scheme Booklet (including Mix and Match and how to make Mix and Match elections), please contact the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm (EST), Monday to Friday. If you have any queries regarding the Annual General Meeting or how voting for the Share Scheme affects your employee shareholding, please contact us on (02) 8004 2500 or by e-mail to tuuyen@remadvisors.com.au.

Yours sincerely,

Lynley Howe
Senior Plan Administrator

1. Important Information

The purpose of this document is to outline the Australian tax implications for employee members of the Dyno Nobel Employee Share Plan (the ***Plan***) of a scheme of arrangement in relation to the proposed acquisition of Dyno Nobel Limited by Incitec Pivot US Holdings Pty Limited, a wholly owned subsidiary of Incitec Pivot Limited (the ***Share Scheme***).

Information regarding the Share Scheme can be found in the Scheme Booklet for the Share Scheme dated 18 April 2008 (the ***Scheme Booklet***). Unless otherwise stated, capitalised terms used in this document have the same meaning as in the Scheme Booklet.

The tax comments below are a general guide only for a Dyno Nobel Group employee who is resident for Australian income tax purposes, based on the taxation laws in force on 18 April 2008. The information below should not be interpreted as personal tax advice and, where appropriate, you should seek independent professional advice, taking into account your personal circumstances. This document does not address and should not be construed as providing investment advice.

2. What are the Australian tax implications of the Share Scheme?

2.1 Summary

You are likely to make a capital gain on the disposal of your Dyno Nobel Shares held under the Plan to the extent that you receive cash as consideration for that disposal (refer 2.4), but not to the extent that you receive New Incitec Pivot Shares for that disposal (refer 2.3). Accordingly, your decision to receive the Standard Share Scheme Consideration, or make a Maximum Shares Election or a Maximum Cash Election will influence the extent to which you make a capital gain on the disposal of your Dyno Nobel Shares.

The tax information contained in this document has been prepared on the assumption that you have or will make a Tax Election (refer 2.2) in respect of the acquisition of your Dyno Nobel Shares under the Plan. If this is not the case, you should seek specific tax advice about the tax implications to you of the implementation of the Share Scheme.

2.2 Tax Election

As outlined in the Taxation Summary in your Dyno Nobel Employee Share Plan Booklet, you are entitled to claim the A$1,000 tax exemption on the acquisition of your Dyno Nobel Shares if you make an election under section 139E of the Income Tax Assessment Act 1936 (***Tax Election***) to be taxed on your Dyno Nobel Shares in the year those shares were acquired under the Plan. For Dyno Nobel Shares you acquired in March 2007, a Tax Election is required to be made on or before the lodgement of your tax return for the year ended 30 June 2007, and for Dyno Nobel Shares you acquired in October 2007, a Tax Election will be required to be made on or before the lodgement of your tax return for the year ended 30 June 2008.

A Tax Election is required to be signed by you and kept with your tax return work papers, but is not required to be lodged with the Australian Taxation Office.

As outlined at 2.1, the tax information contained in this document has been prepared on the assumption that you have or will make a Tax Election in respect of the acquisition of your Dyno Nobel Shares under the Plan.

2.3 Receipt of New Incitec Pivot Shares

You will not make a capital gain on the disposal of your Dyno Nobel Shares held under the Plan to the extent that you receive New Incitec Pivot Shares as Share Scheme Consideration. However you will have capital gains tax implications if you sell your New Incitec Pivot Shares (refer 2.5).

If you make a Maximum Shares Election which is not scaled back, and so do not receive any Cash Consideration, you will not have any capital gain as a result of the disposal of your Dyno Nobel Shares held under the Plan.

2.4 Receipt of Cash Consideration

You will have to calculate the capital gain attributable to any Cash Consideration you receive for the disposal of your Dyno Nobel Shares held under the Plan, and include that gain in your income tax return for the year ended 30 June 2008.

In order to calculate the capital gain attributable to the Cash Consideration you must deduct a reasonable portion of the cost base of your Dyno Nobel Shares from the Cash Consideration as follows:

Capital gain = A – (C x A/B)

where

A = Cash Consideration

B = Share Scheme Consideration

C = Cost base of Dyno Nobel Shares

You would generally be entitled to benefit from the CGT discount concession to reduce the amount of the capital gain by 50% (after application of capital losses) where you have held your Dyno Nobel Shares for more than 12 months. This discount should apply to the disposal of Dyno Nobel Shares you acquired in March 2007 but not to shares you acquired in October 2007.

2.5 Sale of New Incitec Pivot Shares

Any New Incitec Pivot Shares you receive as Share Scheme Consideration will not be subject to the disposal restrictions which applied under the Plan to your Dyno Nobel Shares. Accordingly, you will be free to sell the New Incitec Pivot Shares that you receive.

A sale of New Incitec Pivot Shares (received in exchange for your Dyno Nobel Shares and held on capital account) will generally result in Australian capital gains tax implications.

You will be deemed for capital gains tax purposes to have acquired your New Incitec Pivot Shares on the same date you acquired your Dyno Nobel Shares.

The cost base of your New Incitec Pivot Shares will be equal to the cost base of your Dyno Nobel Shares, reduced by the proportion of those shares exchanged for the Cash Consideration you receive under the Share Scheme (if any), calculated as follows:

Cost base of New Incitec Pivot Shares = Cost base of your Dyno Nobel Shares x (B-A)/B where: A = Cash Consideration B = Share Scheme Consideration

The cost base of your New Incitec Pivot Shares will also include any incidental costs you incur to sell your New Incitec Pivot Shares.

3. Example (illustrative purposes only)

The example below is for illustrative purposes only, and should not be taken as an indication of the likely share prices for Dyno Nobel Shares and Incitec Pivot Shares. No assurance can be, or is, given as to the prices at which the Dyno Nobel Shares and Incitec Pivot Shares will trade.

Joe is holding 828 Dyno Nobel Shares under the Plan. Joe acquired 434 Dyno Nobel Shares under the Plan in March 2007 (with a deemed cost base of A$2.30 per share) and Joe acquired the remaining 394 shares under the Plan in October 2007 (with a deemed cost base of A$2.5357 per share). Joe has made or intends to make a Tax Election in respect of the year ended 30 June 2007 and 30 June 2008 (refer 2.2).

At the Implementation Date Joe receives A$579.60 (828 x A$0.70) and 12 New Incitec Pivot Shares. For the purpose of this example, it is assumed that the market value of a Incitec Pivot Share at the Implementation Date is A$139.

	434 Dyno Nobel Shares (acquired In March 2007)	**394 Dyno Nobel Shares (acquired In October 2007)**
Share Scheme Consideration	Cash Consideration (434 shares x A$0.70 = A$303.80) + mkt value of New Incitec Pivot Shares (6 shares x A$139 = A$834) = A$1,137.80	Cash Consideration (394 shares x A$0.70 = A$275.80) + mkt value of New Incitec Pivot Shares (6 shares x A$139 = A$834) = A$1,109.80
Cost base of Dyno Nobel Shares attributable to Cash Consideration	Cost base of shares (434 shares x A$2.30 = A$998.20) x Cash Consideration/ Share Scheme Consideration (A$303.80/A$1,137.80) = A$266.52	Cost base of shares (394 shares x A$2.5357 = A$999.07) x Cash Consideration/ Share Scheme Consideration (A$275.80/A$1,109.80) = A$248.28
Capital gain on disposal of Dyno Nobel Shares (to be included in Joe's tax return for the year ended 30 June 2008)	Cash Consideration (A$303.80) – cost base of Cash Consideration (A$266.52) = A$37 x 50% CGT discount* = A$18	Cash Consideration (A$275.80) – cost base of Cash Consideration (A$248.28) = A$27**
Cost base of New Incitec Pivot Shares	(Cost base of Dyno Nobel Shares – Cost base of Cash Consideration)/ Number of New Incitec Pivot Shares = (A$998.20 - A$266.52)/6 shares = A$121.95 per New Incitec Pivot Share	(Cost base of Dyno Nobel Shares – Cost base of Cash Consideration)/ Number of New Incitec Pivot Shares = (A$999.07 - A$248.28)/6 shares = A$125.13 per New Incitec Pivot Share

* This assumes you have no capital losses to offset against the capital gain.

** No CGT discount will apply as Dyno Nobel Shares held < 12 months.

Voting Direction Form to the Plan Trustee for the Annual General Meeting

DXL Employee Share Plan Managers Pty Ltd

I, **«First_Name» «Last_Name»,** being a Participant in the Dyno Nobel Employee Share Plan, hereby direct the Plan Trustee to vote all Shares held by the Plan Trustee on my behalf, at the Company's Annual General Meeting to be held on Thursday, 22 May 2008 at 11.00am at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, New South Wales and at any adjournment of that meeting.

Please insert **X** in the appropriate box below.

Resolution	For	Against	Abstain
Agenda Item 2. To adopt the Remuneration Report for the year ended 31 December 2007.	☐	☐	☐
Agenda Item 3 (a). To re-elect as a Director, Mr David Walsh.	☐	☐	☐
Agenda Item 3 (b). To re-elect as a Director, Mr Jock Muir.	☐	☐	☐

	«PRN»	**«Shares»**
Signature of Plan Participant (this must be completed)	Participant Reference No.	Shares Held

Please Note: The Plan Trustee will not vote in respect of any Shares that are subject to the Plans on any resolution where voting occurs by a show of hands.

Voting Direction Form to the Plan Trustee for the Share Scheme Meeting

DXL Employee Share Plan Managers Pty Ltd

I, **«First_Name» «Last_Name»**, being a Participant in the Dyno Nobel Employee Share Plan, hereby direct the Plan Trustee to vote all Shares held by the Plan Trustee on my behalf, at the Company's Share Scheme Meeting to be held on Thursday, 22 May 2008 at 12.00pm (or immediately following the Company's Annual General Meeting) at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, New South Wales and at any adjournment of that meeting.

Please insert **X** in the appropriate box below.

	For	Against	Abstain
1. Approval of the Share Scheme	☐	☐	☐

	«PRN»	**«Shares»**
Signature of Plan Participant (this must be completed)	Participant Reference No.	Shares Held

Please Note: The Plan Trustee will not vote in respect of any Shares that are subject to the Plans on any resolution where voting occurs by a show of hands.



Dyno Nobel

DXL Employee Share Plan Managers Pty Ltd
ACN: 123 479 621
PO Box Q807
QVB Post Office NSW 1230

P: 02 9299 5677
F: 02 9299 3677
E: info@remadvisors.com.au

<First> <Last>
<Address 1>
<Address 1>
<Suburb> <State> <Postcode>

Election Form

This Election Form is important and is relevant to the Share Scheme Consideration offered to Dyno Nobel Shareholders pursuant to the Share Scheme.

Full details of the Share Scheme Consideration and the alternative elections available to you are contained in the Scheme Booklet. You should read the entire Scheme Booklet carefully before completing this Election Form. If you are in any doubt as to how to deal with this Election Form, please contact your legal, investment or other professional adviser without delay.

To be a valid Election, your Election Form must be received by DXL Employee Share Plan Managers Pty Ltd by 5.00pm (EST) on Wednesday, 4 June 2008.

Terms defined in the Scheme Booklet have the same meanings when used in this Election Form. **Please do not mark more than one box.** If you mark more than one box, your instructions will be invalid and disregarded, and you will receive the Standard Share Scheme Consideration in respect of all of the Dyno Nobel Shares held on your behalf by DXL Employee Share Plan Managers Pty Ltd (the ***Plan Trustee***).

Please insert [X] in the appropriate box below.

Consideration Election

OPTION 1 – Standard Share Scheme Consideration Should you wish to receive the Standard Scheme Consideration, you DO NOT NEED TO COMPLETE THIS FORM.	
OPTION 2 – Maximum Shares Election Please mark this Box if you wish to make a Maximum Shares Election and, subject to the Share Scheme, maximise the number of New Incitec Pivot Shares you receive for each Dyno Nobel Share held on your behalf by the Plan Trustee.	☐
OPTION 3 – Maximum Cash Election Please mark this Box if you wish to make a Maximum Cash Election and, subject to the Share Scheme, maximise the amount of cash you receive for each Dyno Nobel Share held on your behalf by the Plan Trustee.	☐

	PRN	**HOLDING**
Signature of Plan Participant (this must be completed)	Participant Reference No.	Shares Held



Dyno Nobel

Scheme Booklet

For the schemes of arrangement in relation to the proposed acquisition of Dyno Nobel Limited by Incitec Pivot US Holdings Pty Limited, a wholly-owned subsidiary of Incitec Pivot Limited

Your directors unanimously recommend that you **vote in favour** of the Schemes, in the absence of a Superior Proposal

This is an important document and requires your immediate attention. You should read this document in its entirety prior to deciding whether or not to vote in favour of the Schemes. If you are in any doubt as to how to deal with this document, please consult your financial, legal, taxation or other professional adviser immediately.

Dyno Nobel Limited

ABN 44 117 733 463

CREDIT SUISSE

MACQUARIE

Financial Advisers

Allens Arthur Robinson

Legal Adviser

General

Dyno Nobel Shareholders and Dyno Nobel Optionholders should read this Scheme Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the relevant Scheme Meeting. If you have any questions, please contact the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday, or contact your financial adviser.

In addition to this Scheme Booklet, copies of the long form version of the Independent Expert's Report and the Scheme Implementation Agreement may be obtained by contacting the Dyno Nobel Information Line on 1300 652 548 (with Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday, or from Dyno Nobel's website (www.dynonobel.com).

Purpose of this Scheme Booklet

The purpose of this Scheme Booklet is to explain the terms of the Schemes and the manner in which the Schemes will be considered and implemented (if approved), and to provide such information as is prescribed or otherwise material to the decision of Dyno Nobel Shareholders and Dyno Nobel Optionholders whether or not to vote in favour of the relevant Scheme. This Scheme Booklet includes the Explanatory Statement required by section 412(1) of the Corporations Act in relation to the Schemes.

Responsibility statements

The Incitec Pivot Information has been prepared by Incitec Pivot and its directors and is solely the responsibility of Incitec Pivot. Dyno Nobel and its directors, officers, employees and advisers do not assume any responsibility for the accuracy or completeness of the Incitec Pivot Information.

PricewaterhouseCoopers Securities Ltd has prepared the Investigating Accountant's Report set out in Annexure A and takes responsibility for that report.

Ernst & Young Transaction Advisory Services Ltd has prepared the Independent Expert's Report and takes responsibility for that report. The concise version of the Independent Expert's Report is set out in Annexure B.

Except for the Incitec Pivot Information (and any information solely derived from, or prepared solely in reliance on, Incitec Pivot Information), the Investigating Accountant's Report and the Independent Expert's Report, the information contained in this Scheme Booklet (the ***Dyno Nobel Information***) has been prepared by Dyno Nobel and its directors and is solely the responsibility of Dyno Nobel. Incitec Pivot and its directors, officers, employees and advisers do not assume any responsibility for the accuracy or completeness of the Dyno Nobel Information.

ASIC and ASX

A copy of this Scheme Booklet has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor any of its officers take any responsibility for the contents of this Scheme Booklet.

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

Forward looking statements

Certain statements in this Scheme Booklet relate to the future. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of Dyno Nobel, Incitec Pivot or the Merged Group to be materially different from future results, performance or achievements expressed or implied by such statements. Such forward looking statements are based on numerous assumptions regarding present and future business strategies and the environment in which Dyno Nobel, Incitec Pivot and the Merged Group will operate in the future. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward looking statements include, among others, levels of actual production during any period, levels of demand and market prices for commodities, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and general economic conditions. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward looking statements. Other unknown factors could also have a material adverse effect on future results of Dyno Nobel, Incitec Pivot or the Merged Group. Forward looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward looking statements.

Dyno Nobel Shareholders and Dyno Nobel Optionholders should note that the historical financial performance of Dyno Nobel and Incitec Pivot is no assurance of future financial performance of Dyno Nobel, Incitec Pivot and/or the Merged Group (whether or not the Schemes become Effective).

Other than as required by law, neither Dyno Nobel, Incitec Pivot, nor Incitec Pivot Bidco, nor any of the directors of those companies nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Scheme Booklet will actually occur.

The forward looking statements in this Scheme Booklet reflect views held only at the date of this Scheme Booklet. Subject to any continuing obligations under law or the Listing Rules or as contemplated by section 8.11 of this Scheme Booklet, Dyno Nobel, Incitec Pivot Bidco, Incitec Pivot and their respective directors disclaim any obligation or undertaking to disseminate after the date of this Scheme Booklet any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.

Estimates

Unless otherwise indicated, all references to estimates and derivations of the same in section 2 of this Scheme Booklet are references to estimates by Dyno Nobel management, and all references to estimates and derivations of the same in section 3 of this Scheme Booklet are references to estimates by Incitec Pivot management. All references to estimates and derivations of the same in section 4 of this Scheme Booklet are references to estimates by Incitec Pivot management, acting in reliance on information provided by Dyno Nobel management insofar as they rely on information relating to Dyno Nobel.

Management estimates are based on views at the date of this Scheme Booklet, and actual facts or outcomes may be materially different from those estimates.

Effect of rounding

A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this Scheme Booklet, including but not limited to those in respect of the Share Scheme Consideration and the Option Scheme Consideration (the ***Figures***), are subject to the effect of rounding. Accordingly, the actual calculation of these Figures may differ from the Figures set out in this Scheme Booklet.

Investment decisions

This Scheme Booklet does not constitute financial product advice and has been prepared without reference to the investment objectives, financial situation, taxation position or particular needs of any shareholder, optionholder or any other person. This Scheme Booklet should not be relied upon as the sole basis for any investment decisions in relation to Dyno Nobel Shares, Dyno Nobel Options or any other securities, and independent financial, legal, taxation and other professional advice should be sought before making any such investment decision.

Notice to Dyno Nobel Shareholders and Dyno Nobel Optionholders in jurisdictions outside Australia

This Scheme Booklet has been prepared having regard to Australian disclosure requirements and Australian accounting standards. These disclosure requirements and accounting standards may be different from those in other countries.

It is important that Dyno Nobel Shareholders and Dyno Nobel Optionholders who are not Australian resident taxpayers or who are liable for tax outside Australia seek specific taxation advice in relation to the Australian and overseas tax consequences of the Proposal.

This Scheme Booklet and the Schemes do not constitute an offer to sell to Dyno Nobel Shareholders or a solicitation of an offer to purchase from Dyno Nobel Shareholders any securities in Dyno Nobel or Incitec Pivot in any jurisdiction where such an offer or solicitation would be illegal. In particular, Dyno Nobel Shareholders who are Ineligible Foreign Dyno Nobel Shareholders (which, as at the date of this Scheme Booklet, are expected to comprise those Dyno Nobel Shareholders with registered addresses in jurisdictions outside Australia and its external territories, New Zealand, the United States of America, Hong Kong, Singapore and the United Kingdom) will not be issued with New Incitec Pivot Shares. See section 1.19 of this Scheme Booklet for further details.

Notice to Dyno Nobel Shareholders in the United States of America

Any New Incitec Pivot Shares to be distributed to Share Scheme Participants in the United States of America under the Share Scheme have not been and will not be registered under the US *Securities Act of 1933*, as amended (the ***Securities Act***).

Dyno Nobel and Incitec Pivot intend to rely on an exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act in connection with the consummation of the Share Scheme and the issuance of New Incitec Pivot Shares. Approval of the Share Scheme by the Court will be relied upon by Incitec Pivot for the purpose of qualifying for the section 3(a)(10) exemption.

None of the Securities and Exchange Commission, any United States state securities commission or any other United States regulatory authority has passed comment upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

Notice to Dyno Nobel Shareholders in New Zealand

The offer of New Incitec Pivot Shares under the Share Scheme is made in New Zealand in reliance upon the Securities Act (Overseas Companies) Exemption Notice 2002. This Scheme Booklet is not a prospectus or an investment statement under New Zealand law, and may not contain all the information that a prospectus or investment statement under New Zealand law is required to contain.

Notice to Dyno Nobel Shareholders in the United Kingdom

This Scheme Booklet is provided to Dyno Nobel Shareholders resident in the United Kingdom in accordance with an exemption to the restriction on financial promotions in section 21 of the *Financial Services and Markets Act 2000*, which permits communications relating to the sale of that body corporate.

Notice to Dyno Nobel Shareholders in Hong Kong

The Scheme Booklet is for the exclusive use of Dyno Nobel Shareholders in connection with the Schemes. Accordingly, this Scheme Booklet must not be distributed, published, reproduced or disclosed (in whole or in part) by Dyno Nobel Shareholders to any other person in Hong Kong or used for any purpose in Hong Kong other than in connection with Dyno Nobel Shareholders' consideration of the Share Scheme. This Scheme Booklet does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the basis of any contract.

Notice to Dyno Nobel Shareholders in Singapore

This Scheme Booklet has not been lodged or registered with the Monetary Authority of Singapore (***MAS***). The MAS assumes no responsibility for the contents of this Scheme Booklet. The MAS has not in any way considered the merits of the New Incitec Pivot Shares being offered pursuant to the Share Scheme as described in this Scheme Booklet.

Defined terms

Capitalised terms and certain abbreviations used in this Scheme Booklet, the Proxy Forms and the Election Form have the defined meanings set out in section 9 of this Scheme Booklet. The reports contained in the Annexures to this Scheme Booklet each have their own defined terms which are sometimes different from those in the Glossary contained in section 9 of this Scheme Booklet.

Under the Share Scheme, Scheme Shares will be acquired by Incitec Pivot Bidco. For ease of reference, a reference in this Scheme Booklet to the acquisition of Dyno Nobel, Dyno Nobel Shares or Scheme Shares by Incitec Pivot means the acquisition of Dyno Nobel, Dyno Nobel Shares or Scheme Shares by Incitec Pivot Bidco.

All references to A$ or AUD are to Australian dollars, unless specified otherwise. All references to US$, US dollars or USD are to the currency of the United States of America, unless specified otherwise.

Privacy and personal information

Dyno Nobel and Incitec Pivot and their respective share registries may collect personal information in the process of implementing the Proposal. The personal information may include the names, addresses, other contact details, bank account details and details of the holdings of Dyno Nobel Shareholders and Dyno Nobel Optionholders, and the names of individuals appointed by Dyno Nobel Shareholders and Dyno Nobel Optionholders as proxies, corporate representatives or attorneys at the Scheme Meetings.

Dyno Nobel Shareholders and Dyno Nobel Optionholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact the Dyno Nobel Registry on 1800 502 497 (within Australia) or +61 3 9415 4288 (outside Australia) in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of assisting Dyno Nobel and Incitec Pivot to implement the Proposal and conduct the Scheme Meetings. The personal information may be disclosed to Dyno Nobel's and Incitec Pivot's share registries, to securities brokers, to third party service providers, including print and mail service providers, and professional advisers, to Related Bodies Corporate of Dyno Nobel, Incitec Pivot and Incitec Pivot Bidco and each of their agents and contractors, and to ASX and other regulatory authorities, and in any case, where disclosure is required or allowed by law or where you have consented.

The main consequence of not collecting the personal information outlined above would be that Dyno Nobel may be hindered in, or prevented from, conducting the Scheme Meetings and implementing the Proposal. The personal information contained in Dyno Nobel's and Incitec Pivot's share registers is also used to facilitate payments and corporate communications (including financial results, annual reports and other information to be communicated to security holders) and to ensure compliance with legal and regulatory requirements.

Dyno Nobel Shareholders and Dyno Nobel Optionholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Scheme Meetings should ensure that they inform such an individual of the matters outlined above.

References to time

All references in this Scheme Booklet to time are to Australian Eastern Standard Time.

Date of this Scheme Booklet

This Scheme Booklet is dated 18 April 2008.

Contents

The Dyno Nobel Board unanimously recommends that Dyno Nobel Shareholders and Dyno Nobel Optionholders **vote in favour** of the Schemes, in the absence of a Superior Proposal

Key dates

Last time and date by which the Proxy Forms can be lodged	5.00pm on Tuesday, 20 May 2008
Time and date for determining eligibility to vote at Scheme Meetings	7.00pm on Tuesday, 20 May 2008
Share Scheme Meeting to be held at Sydney Convention and Exhibition Centre	12.00pm (or immediately following the Dyno Nobel Annual General Meeting to be held on the same day) on Thursday, 22 May 2008
Option Scheme Meeting to be held at Sydney Convention and Exhibition Centre	1.00pm (or immediately following the Share Scheme Meeting) on Thursday, 22 May 2008
Court hearings for approval of the Schemes	Friday, 30 May 2008
Effective Date and last day of trading in Dyno Nobel Shares on ASX	Monday, 2 June 2008
New Incitec Pivot Shares commence trading on a deferred settlement basis	Tuesday, 3 June 2008
Election Time – last date to lodge Election Forms	5.00pm on Thursday, 5 June 2008
Exercise Deadline for Dyno Nobel Options	5.00pm on Thursday, 5 June 2008
Scheme Record Date for determining entitlements to Share Scheme Consideration and Option Scheme Consideration	7.00pm on Tuesday, 10 June 2008
Implementation Date for the Schemes	Monday, 16 June 2008
Dispatch of statements confirming the allotment of New Incitec Pivot Shares Last day of deferred settlement trading for New Incitec Pivot Shares	Tuesday, 17 June 2008
New Incitec Pivot Shares commence trading on a normal settlement basis on ASX	Wednesday, 18 June 2008

This timetable is indicative only and, among other things, is subject to the time at which the conditions precedent to the Schemes are satisfied or [illegible] all necessary Court and regulatory approvals. Dyno Nobel has the right to vary any or all of these dates and times, subject to the approval of such variation by ASX, the Court and Incitec Pivot, where required. Any variation to the timetable set out above will be announced to ASX and published on Dyno Nobel's website www.dynonobel.com.

18 April 2008



Dear Dyno Nobel Shareholders and Dyno Nobel Optionholders,

On 11 March 2008, Dyno Nobel announced the signing of an agreement with Incitec Pivot under which Incitec Pivot proposes to acquire all of the ordinary shares in Dyno Nobel not held by Incitec Pivot via a scheme of arrangement.

Incitec Pivot is offering A$0.70 in cash and 0.01406 New Incitec Pivot Shares for every Dyno Nobel Share held. Based on Incitec Pivot's volume weighted average price (***VWAP***) for the ten trading days to 5 March 2008, the offer values Dyno Nobel at A$2.80 per share, or equivalently A$3.3 billion on an enterprise value basis. This represents:

- A premium of 25.7% to the Dyno Nobel one month VWAP to Wednesday, 5 March 2008;[1]
- A premium of 48.9% to the last closing price of Dyno Nobel Shares prior to Incitec Pivot commencing the acquisition of its 13.2% stake in Dyno Nobel on 24 August 2007; and
- A premium of 36.6% to the last closing price of Dyno Nobel Shares prior to Incitec Pivot announcing to ASX the acquisition of its 13.2% stake in Dyno Nobel on 29 August 2007.

The Share Scheme has a number of attractive features. Dyno Nobel Shareholders may elect to maximise the Cash Consideration or the Scrip Consideration they receive in respect of their Dyno Nobel Shares, subject to offsetting elections. The Share Scheme also incorporates downside protection in light of current market volatility. To this end, if the Incitec Pivot VWAP for the ten trading days prior to the Second Court Hearing falls below A$138.16, then the Scrip Consideration will be increased to ensure a minimum Standard Share Scheme Consideration of A$2.64 per Dyno Nobel Share.[2]

In addition to the Share Scheme, a scheme of arrangement is proposed between Dyno Nobel and the Dyno Nobel Optionholders under which all Dyno Nobel Options will be cancelled and Dyno Nobel Optionholders will receive cash consideration of between A$0.57 and A$0.75 per Dyno Nobel Option, depending on the terms of the relevant Dyno Nobel Options.

The combination of Dyno Nobel and Incitec Pivot has compelling strategic merit, enabling shareholders in both Dyno Nobel and Incitec Pivot to benefit from an exposure to both the explosives industry during a sustained commodities boom and the global fertiliser industry's outlook for continued growth. The Merged Group will be able to leverage Dyno Nobel's significant North American manufacturing capacity and extensive distribution platform to increase sales into the fertiliser market. Completion of the Cheyenne facility expansion in mid-2008 will further assist in this regard.

Longer term, integration of Dyno Nobel and Incitec Pivot is expected to provide significant diversification benefits and a strengthened platform for geographic expansion into targeted markets.

The Schemes require your approval as Dyno Nobel Shareholders and Dyno Nobel Optionholders. The Dyno Nobel Board has unanimously recommended the Schemes in the absence of a Superior Proposal and each Director intends to vote his holdings in Dyno Nobel in favour of the Schemes.

The Independent Expert (Ernst & Young Transaction Advisory Services), appointed by the Dyno Nobel Board, has concluded that the Schemes are fair and reasonable and in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders. A concise version of the Independent Expert's report is set out in full in Annexure B of this Scheme Booklet.

Scheme Meetings have been scheduled for Thursday, 22 May 2008. If you are unable to attend on this day, you are encouraged to vote by completing the enclosed personalised Proxy Form for the relevant Scheme Meeting and returning it to the Dyno Nobel Registry so that it is received by 5.00pm on Tuesday, 20 May 2008.

Further information in relation to the Schemes is contained in this Scheme Booklet. I encourage you to read it in its entirety before making your decision and voting at the Scheme Meetings. If you have any questions in relation to the Schemes, please contact the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday, or visit Dyno Nobel's website (www.dynonobel.com).



Yours sincerely,

GEOFF TOMLINSON
Chairman
Dyno Nobel Limited

1 Represents last trading day prior to IPL's market release regarding 2008 earnings guidance on Thursday, 6 March 2008. This is also the last day of the Incitec Pivot VWAP as at 6 March 2008 which was used as the benchmark in respect of the Share Scheme Consideration in the Scheme Implementation Agreement.

2 Calculated using the Incitec Pivot VWAP as at the Second Court Date.

18 April 2008


Incitec Pivot

Dear Dyno Nobel Shareholders and Dyno Nobel Optionholders,

The Incitec Pivot Board of Directors is pleased to provide to Dyno Nobel Shareholders and Dyno Nobel Optionholders information regarding the Schemes under which Incitec Pivot proposes to acquire Dyno Nobel.

For Dyno Nobel Shareholders, the Proposal represents an attractive premium for your Dyno Nobel Shares. The Proposal also provides the opportunity for Dyno Nobel Shareholders to elect to maximise the amount of cash or New Incitec Pivot Shares they receive under the Share Scheme. The offer of New Incitec Pivot Shares as part of the Share Scheme Consideration gives Dyno Nobel Shareholders a chance to participate in the combined ongoing businesses of Incitec Pivot and Dyno Nobel.

The Incitec Pivot Board believes the combination of Incitec Pivot and Dyno Nobel will be beneficial for all Dyno Nobel Shareholders and Incitec Pivot Shareholders, and will build on the strengths of Incitec Pivot's fertiliser business and Dyno Nobel's explosives business.

Incitec Pivot has a history dating back to the early 1900s and is Australia's largest integrated fertiliser manufacturer and distributor. Across its portfolio of manufacturing assets, which include its integrated ammonium phosphate operations in Queensland, Incitec Pivot has executed a strategy of low cost manufacturing which generated 81% of Incitec Pivot's EBIT in the 2007 financial year. This low cost manufacturing has underpinned Incitec Pivot's distribution and trading activities, undertaken through its extensive distribution network across eastern Australia and by its international trading arm, Southern Cross International.

Incitec Pivot has executed its strategy to success, culminating in a strong track record of delivering significant returns to shareholders. As at 16 April 2008, Incitec Pivot's market capitalisation was A$8.4 billion, placing it in the top 50 ASX-listed companies by market capitalisation as at that date. In 2007, Incitec Pivot was among the top ten achievers on ASX in terms of total shareholder returns. Further information on Incitec Pivot's business and financial performance is contained in section 3 of this Scheme Booklet.

Incitec Pivot's and Dyno Nobel's businesses are complementary as they both have manufacturing and nitrogen chemistry at their core. Together, Incitec Pivot and Dyno Nobel will be well positioned to take advantage of the opportunities created through the commodity Super Cycle, which is driving global demand for both fertilisers and explosives. The Merged Group will have operations throughout the Asia Pacific, North America and Latin America, over 4,400 employees and a Pro Forma Market Capitalisation of approximately A$10.1 billion, placing it in the top 30 ASX-listed companies by market capitalisation as at 16 April 2008.

This Scheme Booklet sets out information in relation to the Proposal and the Schemes and you should read it in full.

The Independent Expert has concluded that the Share Scheme and the Option Scheme are fair and reasonable and in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders, respectively.

On behalf of the Incitec Pivot Board, I encourage Dyno Nobel Shareholders to vote in favour of the Share Scheme and Dyno Nobel Optionholders to vote in favour of the Option Scheme. As Chairman of the Incitec Pivot Board, I am excited by the opportunities that lie ahead for the combined Incitec Pivot and Dyno Nobel businesses and look forward to welcoming you as a New Incitec Pivot Shareholder.

Yours sincerely,

JOHN C WATSON, AM
Chairman
Incitec Pivot Limited
(ABN 42 004 080 264)

What you will receive under the Schemes

Share Scheme Consideration

Under the terms of the Share Scheme, Share Scheme Participants (other than Ineligible Foreign Dyno Nobel Shareholders)[1] who do not participate in Mix and Match will receive:

- A$0.70 cash; and
- Subject to adjustment as described in this section, 0.01406 New Incitec Pivot Shares,

as Standard Share Scheme Consideration for each Dyno Nobel Share held at the Scheme Record Date.

Mix and Match

A Share Scheme Participant (being a Dyno Nobel Shareholder other than an Ineligible Foreign Dyno Nobel Shareholder at the Scheme Record Date) may, subject to the terms of the Share Scheme, elect one of the following consideration alternatives:

- Maximum Shares Election: maximise the Scrip Consideration they will receive under the Share Scheme; or
- Maximum Cash Election: maximise the Cash Consideration they will receive under the Share Scheme.

Option Scheme

Under the terms of the Option Scheme:

- Each of the Dyno Nobel Options will be cancelled; and
- Each Option Scheme Participant will receive a cash amount of between A$0.57 and A$0.75 in consideration of the cancellation of each of their Dyno Nobel Options, depending on the exercise price and expiry date of their options held.

[1] [illegible] the proceeds of sale of the New Incitec Pivot Shares attributable to them instead of those [illegible]

What you will receive under the Share Scheme

Share Scheme Consideration

Under the terms of the Share Scheme, Share Scheme Participants (other than Ineligible Foreign Dyno Nobel Shareholders)[3] who do not participate in Mix and Match will receive:

- **A$0.70 cash; and**
- **Subject to adjustment as described below, 0.01406 New Incitec Pivot Shares,**

as Standard Share Scheme Consideration for each Dyno Nobel Share held at the Scheme Record Date.

If the Incitec Pivot VWAP as at the Second Court Date is less than the Scheme Threshold (A$138.16), the number of New Incitec Pivot Shares that will be received for each Dyno Nobel Share will be increased to ensure a minimum Standard Share Scheme Consideration of A$2.64 per Scheme Share.[4] In addition, if Incitec Pivot declares or pays an Interim Dividend (to which Share Scheme Participants will not be entitled) and the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, the number of New Incitec Pivot Shares that will be received for each Dyno Nobel Share will be adjusted to provide for the value of the Interim Dividend.

Share Scheme Participants may elect to maximise the Cash Consideration or the Scrip Consideration they will receive by making a Mix and Match Election (see page 9 for further details).

Share Scheme Participants with registered addresses outside Australia, New Zealand, the United States of America, Hong Kong, Singapore and the United Kingdom should refer to section 1.19 for further details about the consideration they will receive.

Implied value of the Share Scheme Consideration

The actual value of the Share Scheme Consideration at implementation of the Share Scheme will depend on the Incitec Pivot VWAP as at the Second Court Date, although if no Mix and Match Election is made, the Standard Share Scheme Consideration will have a value of at least A$2.64 per Dyno Nobel Share.[4] The table on page 8 illustrates the implied value of the Standard Share Scheme Consideration at a range of Incitec Pivot VWAPs. The table has not been adjusted for payment of any Interim Dividend to be paid or declared by Incitec Pivot.

3 Ineligible Foreign Dyno Nobel Shareholders will receive the proceeds of sale of the New Incitec Pivot Shares attributable to them instead of those shares. See section 1.19 for further details.

4 Calculated using the Incitec Pivot VWAP as at the Second Court Date.

What you will receive under the Share Scheme continued

		Standard Share Scheme Consideration per Scheme Share		
Incitec Pivot VWAP	**Notes**	**Cash (A$)**	**Number of New Incitec Pivot Shares**	**Total Share Scheme Consideration (A$)**
126.96	1	0.70	0.01530	2.64
130.00		0.70	0.01494	2.64
135.00		0.70	0.01439	2.64
138.16	2	0.70	0.01406	2.64
140.00		0.70	0.01406	2.67
145.00		0.70	0.01406	2.74
149.36	3, 4	0.70	0.01406	2.80
155.00		0.70	0.01406	2.88
160.00		0.70	0.01406	2.95
165.00		0.70	0.01406	3.02
170.00		0.70	0.01406	3.09
174.01	5	0.70	0.01406	3.15

1 Scheme Floor – Incitec Pivot may terminate the Schemes in its discretion if the Incitec Pivot VWAP at the Second Court Date is below this level.

2 Scheme Threshold – The number of New Incitec Pivot Shares is adjusted to maintain a minimum Standard Share Scheme Consideration of A$2.64 (calculated using the Incitec Pivot VWAP as at the Second Court Date) if the Incitec Pivot VWAP at the Second Court Date is below this level.

3 Incitec Pivot VWAP as at 6 March 2008 (ie over the 10 trading day period ending on 5 March 2008). The date 6 March 2008 is relevant because it was used as the benchmark in respect of the Share Scheme Consideration in the Scheme Implementation Agreement.

4 Incitec Pivot VWAP as at 17 April 2008.

5 Maximum Incitec Pivot intraday share price on ASX in the 12 months prior to 17 April 2008.

Mix and Match

A Share Scheme Participant may, subject to the terms of the Share Scheme, elect one of the following consideration alternatives:

- **Maximum Shares Election: maximise the Scrip Consideration they will receive under the Share Scheme; or**
- **Maximum Cash Election: maximise the Cash Consideration they will receive under the Share Scheme.**

A Share Scheme Participant who does not make a Mix and Match Election will receive the Standard Share Scheme Consideration (unless that Share Scheme Participant is an Ineligible Foreign Dyno Nobel Shareholder – please refer to section 1.19).

Mix and Match Elections will not affect the entitlements of those Share Scheme Participants who do not make Mix and Match Elections. You may make a Mix and Match Election regardless of whether or not you intend to vote in favour of the Share Scheme.

To the extent that valid Mix and Match Elections can be satisfied, Share Scheme Participants who make a Maximum Shares Election will receive New Incitec Pivot Shares instead of cash and Share Scheme Participants who make a Maximum Cash Election will receive cash instead of New Incitec Pivot Shares. For this purpose, the New Incitec Pivot Shares will be valued in accordance with clauses 5.4 and 5.5 of the Share Scheme, as set out in Annexure D.

The outcome of Mix and Match Elections will depend on the extent to which other Share Scheme Participants make offsetting Mix and Match Elections (except to the extent Incitec Pivot determines to make more New Incitec Pivot Shares available as contemplated on page 10). The total number of New Incitec Pivot Shares to be issued and the maximum amount of cash to be paid in aggregate by Incitec Pivot under the Share Scheme will not change, except in the event that either the Incitec Pivot VWAP as at the Second Court Date is below the Scheme Threshold, or Incitec Pivot declares an Interim Dividend and the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, requiring in either case additional New Incitec Pivot Shares to be issued to ensure a minimum Standard Share Scheme Consideration of A$2.64 per Scheme Share,[5] or Incitec Pivot elects to issue more New Incitec Pivot Shares as contemplated on page 10.

To the extent that Mix and Match Elections cannot be satisfied in full from the available cash and scrip funding pools,[6] they will be scaled back on a pro rata basis (unless Incitec Pivot elects to issue more New Incitec Pivot Shares as contemplated on page 10). This may mean that Share Scheme Participants making a Mix and Match Election will receive Share Scheme Consideration that is between the maximum of their Mix and Match Election and the Standard Share Scheme Consideration.

5 Calculated using the Incitec Pivot VWAP as at the Second Court Date.

6 Under the Scheme Implementation Agreement, Incitec Pivot is not required to pay total Cash Consideration greater than A$0.70 multiplied by the aggregate number of Scheme Shares, or issue a number of New Incitec Pivot Shares greater than the aggregate number required to be issued under the Standard Share Scheme Consideration. However, if the number of New Incitec Pivot Shares made available as a result of Maximum Cash Elections is insufficient to satisfy all Maximum Shares Elections in full, Incitec Pivot may in its sole discretion elect to make additional New Incitec Pivct Shares available.

What you will receive under the Share Scheme continued

If the number of New Incitec Pivot Shares made available as a result of valid Maximum Cash Elections is insufficient to satisfy in full all valid Maximum Shares Elections, Share Scheme Participants who make Maximum Shares Elections will receive:

- The New Incitec Pivot Shares released by Share Scheme Participants who make Maximum Cash Elections, allocated to Share Scheme Participants who make Maximum Shares Elections pro rata to their holdings of Scheme Shares; and
- The balance of their consideration in cash.

Alternatively, Incitec Pivot may, in its absolute and sole discretion, elect to issue more New Incitec Pivot Shares than is currently proposed under the Standard Scheme Consideration to satisfy those Maximum Shares Elections in full or to a greater extent.

If the amount of cash made available as a result of valid Maximum Shares Elections is insufficient to satisfy in full all valid Maximum Cash Elections, Share Scheme Participants who make Maximum Cash Elections will receive:

- The cash released by Share Scheme Participants who make Maximum Shares Elections, allocated to Share Scheme Participants who make Maximum Cash Elections pro rata to their holdings of Scheme Shares; and
- The balance of their consideration in New Incitec Pivot Shares.

The table at right provides example scale back calculations for a range of illustrative scenarios, assuming Incitec Pivot does not exercise its discretion to increase the available Scrip Consideration pool.

Incitec Pivot Share price = A$155.00 (>Scheme Threshold)

Elections		
Standard	Maximum Cash	Maximum Shares
–	100.0%	–
10.0%	80.0%	10.0%
20.0%	60.0%	20.0%
33.3%	33.3%	33.3%
20.0%	20.0%	60.0%
10.0%	10.0%	80.0%
–	–	100.0%

Incitec Pivot Share price = A$149.36 (>Scheme Threshold)

Elections		
Standard	Maximum Cash	Maximum Shares
–	100.0%	–
10.0%	80.0%	10.0%
20.0%	60.0%	20.0%
33.3%	33.3%	33.3%
20.0%	20.0%	60.0%
10.0%	10.0%	80.0%
–	–	100.0%

Incitec Pivot Share price = A$138.16 (=Scheme Threshold)

Elections		
Standard	Maximum Cash	Maximum Shares
–	100.0%	–
10.0%	80.0%	10.0%
20.0%	60.0%	20.0%
33.3%	33.3%	33.3%
20.0%	20.0%	60.0%
10.0%	10.0%	80.0%
–	–	100.0%

Incitec Pivot Share price = A$130.00 (<Scheme Threshold)

Elections		
Standard	Maximum Cash	Maximum Shares
–	100.0%	–
10.0%	80.0%	10.0%
20.0%	60.0%	20.0%
33.3%	33.3%	33.3%
20.0%	20.0%	60.0%
10.0%	10.0%	80.0%
–	–	100.0%

Share Scheme Consideration								
Standard			Maximum Cash			Maximum Shares		
Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)
NA	NA	NA	0.70	0.01406	2.88	NA	NA	NA
0.70	0.01406	2.88	0.79	0.01347	2.88	–	0.01875	2.91
0.70	0.01406	2.88	0.93	0.01250	2.87	–	0.01875	2.91
0.70	0.01406	2.88	1.40	0.00937	2.85	–	0.01875	2.91
0.70	0.01406	2.88	2.80	–	2.80	–	0.01875	2.91
0.70	0.01406	2.88	2.80	–	2.80	0.44	0.01582	2.89
NA	NA	NA	NA	NA	NA	0.70	0.01406	2.88

Share Scheme Consideration								
Standard			Maximum Cash			Maximum Shares		
Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)
NA	NA	NA	0.70	0.01406	2.80	NA	NA	NA
0.70	0.01406	2.80	0.79	0.01347	2.80	–	0.01875	2.80
0.70	0.01406	2.80	0.93	0.01250	2.80	–	0.01875	2.80
0.70	0.01406	2.80	1.40	0.00937	2.80	–	0.01875	2.80
0.70	0.01406	2.80	2.80	–	2.80	–	0.01875	2.80
0.70	0.01406	2.80	2.80	–	2.80	0.44	0.01582	2.80
NA	NA	NA	NA	NA	NA	0.70	0.01406	2.80

Share Scheme Consideration								
Standard			Maximum Cash			Maximum Shares		
Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)
NA	NA	NA	0.70	0.01406	2.64	NA	NA	NA
0.70	0.01406	2.64	0.79	0.01347	2.65	–	0.01875	2.59
0.70	0.01406	2.64	0.93	0.01250	2.66	–	0.01875	2.59
0.70	0.01406	2.64	1.40	0.00937	2.70	–	0.01875	2.59
0.70	0.01406	2.64	2.80	–	2.80	–	0.01875	2.59
0.70	0.01406	2.64	2.80	–	2.80	0.44	0.01582	2.62
NA	NA	NA	NA	NA	NA	0.70	0.01406	2.64

Share Scheme Consideration								
Standard			Maximum Cash			Maximum Shares		
Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)	Cash (A$)	IPL Shares	Total (A$)
NA	NA	NA	0.70	0.01494	2.64	NA	NA	NA
0.70	0.01494	2.64	0.79	0.01432	2.65	–	0.01992	2.59
0.70	0.01494	2.64	0.93	0.01328	2.66	–	0.01992	2.59
0.70	0.01494	2.64	1.40	0.00996	2.70	–	0.01992	2.59
0.70	0.01494	2.64	2.80	–	2.80	–	0.01992	2.59
0.70	0.01494	2.64	2.80	–	2.80	0.44	0.01681	2.62
NA	NA	NA	NA	NA	NA	0.70	0.01494	2.64

What you will receive under the Share Scheme continued

Before making a Mix and Match Election, Share Scheme Participants should consider their personal tax position and other circumstances and, if they are in any doubt, contact their broker, financial adviser or legal adviser immediately.

The following factors may be relevant when making a Mix and Match Election:

	Advantages	Disadvantages
Maximum Shares Election	Increased opportunity to benefit from the growth prospects of the Merged Group. Share Scheme Participants may obtain scrip for scrip CGT rollover relief on a greater proportion of their shareholding.	Increased exposure to the risk factors associated with holding New Incitec Pivot Shares.
Maximum Cash Election	Provides immediate liquidity on a greater proportion of the Share Scheme Participant's shareholding.	Share Scheme Participants may realise a CGT liability on a greater proportion of their shareholding. Share Scheme Participants forgo some or all of the opportunities and disadvantages associated with holding New Incitec Pivot Shares.

To participate in Mix and Match as described in this section, you must complete the white Election Form accompanying this Scheme Booklet. An Election Form will only be valid if it carries a distinct instruction, is completed in accordance with the instructions on the Election Form and is received by the Dyno Nobel Registry by 5.00pm on Thursday, 5 June 2008.

You do not need to return the Election Form if you wish to receive the Standard Share Scheme Consideration.

If a valid Mix and Match Election is not made by a Share Scheme Participant prior to the Election Time, then that Share Scheme Participant will receive the Standard Share Scheme Consideration in respect of their Scheme Shares.

Share Scheme Participants may change their election prior to the Election Time by contacting the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday and requesting a new Election Form. The last valid Election Form received by the Dyno Nobel Registry by the Election Time will be used for the purposes of determining the Mix and Match Election of each Share Scheme Participant.

Share Scheme Participants who make a Mix and Match Election will not know the precise number of New Incitec Pivot Shares or Cash Consideration to be provided to them until after the Scheme Record Date.

Dyno Nobel will announce the outcome of Mix and Match Elections as soon as possible following the Scheme Record Date. The announcement will be available on ASX's website (www.asx.com.au) or on Dyno Nobel's website (www.dynonobel.com).

Any Mix and Match Election made by a Share Scheme Participant will apply to all of their Scheme Shares. If a Share Scheme Participant elects to receive one alternative in respect of some of their Scheme Shares and another alternative in respect of other Scheme Shares or makes no Mix and Match Election in respect of the remainder of their Scheme Shares, the Share Scheme Participant will receive the Standard Share Scheme Consideration in respect of all of their Dyno Nobel Shares.

Subject to the warning against share splitting outlined in section 1.21 below, a Share Scheme Participant who manages one or more parcels of Scheme Shares as trustee or nominee for, or otherwise on account of, another person (***Share Nominee***), needs to manage the underlying owner's separate Mix and Match Elections in the following manner.

Where a Share Nominee may nominate separate Mix and Match Elections to reflect the instructions of underlying beneficiaries, that Share Nominee should establish up to three separate holdings on the Dyno Nobel Share Register (each with a Holder Identification Number (***HIN***)) and lodge (by the Election Time) one Election Form in relation to each of these holdings as follows:

- One Election Form electing the Maximum Shares Election for one HIN;
- One Election Form electing the Maximum Cash Election for another HIN; and
- One Election Form electing the Standard Share Scheme Consideration for the remaining HIN (or allow this holding to default to the Standard Share Scheme Consideration).

If a Share Nominee is aware that there will be no change in its holdings between the Election Time and the Scheme Record Date (for example because no Dyno Nobel Shares have been sold or purchased which are not registered as at the Election Time) then, at the time of lodging the Election Forms, that Share Nominee should pool the correct amount of Scheme Shares into each HIN to reflect instructions received at that time. Any Scheme Shares in relation to which no instructions are received should be pooled into the HIN for which the Standard Share Scheme Consideration has been elected, such that the sum of the holdings across the three possible HINs equals that Share Nominee's total holding of Scheme Shares at that date.

Each Mix and Match Election and holding will serve as the point for the aggregation of a Share Nominee's underlying client instructions. Any Share Nominee must arrange its holdings by the Scheme Record Date taking into account the cut off time and date and method of transfer at its disposal.

Note that individual Mix and Match Election calculations, including fractional entitlement calculations, will be made on the whole holding of Scheme Shares, not individual beneficial shareholder's interests inside the holding on the Dyno Nobel Share Register.

Timing for payment of the Share Scheme Consideration

Please refer to section 1.16 for details about the timing for payment of the Share Scheme Consideration.

What you will receive under the Option Scheme

Option Scheme Consideration

Under the terms of the Option Scheme:

- **Each of the Dyno Nobel Options will be cancelled; and**
- **Each Option Scheme Participant will receive a cash amount of between A$0.57 and A$0.75 in consideration of the cancellation of each of their Dyno Nobel Options, depending on the exercise price and expiry date of their options held.**

Set out at right is a table summarising the key particulars of Dyno Nobel Options (including the number of Dyno Nobel Options on issue as at 16 April 2008) and Option Consideration payable under the respective Dyno Nobel Options.

Grant Date	Exercise Date	Expiry Date	Exercise Price (A$)	Option Scheme Consideration per Dyno Nobel Option (A$)	Number of Dyno Nobel Options in series
7/4/2006	31/12/2006	31/12/2010	2.37	0.63	5,625,006
7/4/2006	31/12/2007	31/12/2011	2.37	0.69	5,533,339
7/4/2006	31/12/2008	31/12/2012	2.37	0.75	5,533,322
13/6/2007	13/6/2007	31/12/2010	2.37	0.63	25,000
13/6/2007	1/3/2008	31/12/2011	2.37	0.69	25,000
13/6/2007	1/3/2009	31/12/2012	2.37	0.75	25,000
13/6/2007	1/6/2008	1/6/2010	2.40	0.57	2,955,000
13/6/2007	1/6/2008	1/6/2011	2.40	0.64	25,000
13/6/2007	1/3/2008	31/12/2011	2.40	0.68	445,834
13/6/2007	1/3/2009	31/12/2012	2.40	0.73	466,669
19/10/2007	1/6/2008	1/6/2010	2.40	0.57	165,000
31/12/2007	1/1/2008	31/12/2010	2.37	0.63	374,631
31/12/2007	1/3/2008	31/12/2011	2.37	0.69	374,634
31/12/2007	1/3/2009	31/12/2012	2.37	0.75	374,634
29/2/2008	1/6/2008	31/12/2012	2.37	0.75	1,416,669
16/4/2008	1/6/2008	31/12/2012	2.37	0.75	158,334
					23,523,072

Timing for payment of the Option Scheme Consideration

Please refer to section 1.17 for details about the timing for the payment of the Option Scheme Consideration.

Why you should vote in favour of the Schemes

- Dyno Nobel Board recommendation
- Independent Expert's recommendation
- Offer premium
- Offer in excess of Dyno Nobel's all time high share price prior to announcement of the Schemes
- Flexibility of Share Scheme Consideration
- Downside protection on Share Scheme Consideration
- Continued ownership
- Positive near term earnings outlook for Incitec Pivot
- No Superior Proposal to date has emerged
- Potential CGT rollover relief
- No brokerage
- Possible negative implications if the Share Scheme does not proceed

- Dyno Nobel Board recommendation
- Independent Expert's recommendation
- Offer price
- Value certainty and liquidity
- Implications if the Option Scheme does not proceed but the Share Scheme is approved

Reasons to vote in favour of the Share Scheme

Dyno Nobel Board recommendation

The Dyno Nobel Directors believe that the Share Scheme is in the best interests of Dyno Nobel Shareholders and unanimously recommend that Dyno Nobel Shareholders vote in favour of the Share Scheme in the absence of a Superior Proposal. Please refer to section 1.4 for further details in respect of this recommendation.

In the absence of a Superior Proposal, the Dyno Nobel Directors intend to vote their shareholdings in Dyno Nobel in favour of the Share Scheme and will direct any Dyno Nobel Shareholder proxies placed at their discretion in favour of the Share Scheme.

Independent Expert's recommendation

The Independent Expert, appointed by the Dyno Nobel Board, has concluded that the Share Scheme is fair and reasonable and in the best interests of Dyno Nobel Shareholders. Please refer to section 1.7 for further details in respect of the Independent Expert's conclusions.

Offer premium

The Share Scheme Consideration implies a value of A$2.80 per Dyno Nobel Share, based on the Incitec Pivot VWAP as at 6 March 2008.[7] This represents:

- A premium of 25.7% to the Dyno Nobel one month VWAP to Wednesday 5 March 2008[8] of A$2.23;
- A premium of 29.1% to the Dyno Nobel three month VWAP to Wednesday 5 March 2008[9] of A$2.17;
- A premium of 48.9% to the last closing price of Dyno Nobel Shares prior to Incitec Pivot commencing the acquisition of its 13.2% stake in Dyno Nobel on 24 August 2007 of A$1.88; and
- A premium of 36.6% to the last closing price of Dyno Nobel Shares prior to Incitec Pivot announcing to ASX the acquisition of its 13.2% stake in Dyno Nobel on 29 August 2007 of A$2.05.

Offer in excess of Dyno Nobel's all time high share price prior to announcement of the Schemes

The Share Scheme Consideration of A$2.80[9] is in excess of the Dyno Nobel all time high closing share price prior to announcement of the Schemes of A$2.74 achieved on 5 May 2006, as illustrated by the following graph:



Dyno Nobel Share Price A$
3.10
2.80
2.50
2.20
1.90
1.60
Share Scheme Consideration[9]
11 Dec 2007: Indefinite suspension of Moranbah project
25 Feb 2008: FY07 results announced
29 Aug 2007: IPL announces a 13% interest in DXL
11 Mar 2008: Incitec Pivot announces offer for Dyno Nobel
Apr 06
Jun 06
Aug 06
Nov 06
Jan 07
Mar 07
May 07
Aug 07
Oct 07
Dec 07
Mar 08

7 The date 6 March 2008 has been used as the benchmark in respect of the Share Scheme Consideration because during negotiations, Dyno Nobel and Incitec Pivot used the Incitec Pivot VWAP as at that date to set the Scheme Threshold, Scheme Floor and other Share Scheme Consideration parameters.

8 Represents last trading day prior to IPL's market release regarding 2008 earnings guidance on Thursday, 6 March 2008.

9 Based on the Incitec Pivot VWAP as at 6 March 2008, and assuming the Incitec Pivot VWAP at the Second Court Date is equal to A$149.36 and excluding adjustments for any Interim Dividend. Please refer to the section headed "What you will receive under the Schemes" on page 6 for further details.

Reasons to vote in favour of the Share Scheme continued

Flexibility of Share Scheme Consideration
Dyno Nobel Shareholders may participate in Mix and Match, selecting either the Maximum Cash Election or the Maximum Shares Election, as described in the section headed "What you will receive under the Schemes" on page 6. Subject to offsetting Mix and Match Elections, Mix and Match allows Dyno Nobel Shareholders to receive up to 100% of their Share Scheme Consideration in cash or New Incitec Pivot Shares. Such flexibility permits Dyno Nobel Shareholders to tailor their Share Scheme Consideration to better match their personal circumstances.

Downside protection on Share Scheme Consideration
The Share Scheme Consideration has been structured to ensure that Dyno Nobel Shareholders are protected from a fall in the Incitec Pivot VWAP as at the Second Court Date of more than 7.5% relative to the Incitec Pivot VWAP as at 6 March 2008. If the Incitec Pivot VWAP as at the Second Court Date is less than the Scheme Threshold (A$138.16), the number of New Incitec Pivot Shares issued in respect of each Dyno Nobel Share will be increased so as to provide a minimum Standard Share Scheme Consideration of A$2.64 per Dyno Nobel Share.[10] However, it should be noted that if the Incitec Pivot VWAP as at the Second Court Date is less than the Scheme Floor (A$126.96), Incitec Pivot may terminate the Schemes at its discretion.

Continued ownership
Post-Merger, Dyno Nobel Shareholders who are Share Scheme Participants will hold approximately 17% of the Merged Group.[11] Accordingly, Dyno Nobel Shareholders will be able to share in the strategic and financial benefits of the Merger. Specifically, it is anticipated that the Merger will provide the following benefits:

- Enhanced financial strength with a Pro Forma Market Capitalisation of approximately A$10.1 billion and conservative gearing;
- Increased investor relevance and potentially enhanced trading liquidity as an ASX Top 30 company;
- Exposure to the commodity Super Cycle which is driving increased global demand for both explosives and fertilisers;
- Strengthened platform for future growth and targeted geographic expansion;
- Diversification of business profile; and
- Potential cost savings from integration.

Positive near term earnings outlook for Incitec Pivot
On 6 March 2008, Incitec Pivot released an update to ASX, stating that it expects to deliver 2008 EBIT of A$700–730 million, an increase of up to 135% on 2007. This earnings guidance is predicated on an average DAP price for the period of US$760–790/t.

10 Calculated using the Incitec Pivot VWAP as at the Second Court Date.

11 This assumes the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, Incitec Pivot does not declare or pay an Interim Dividend and Incitec Pivot does not exercise its option to increase the available scrip funding for the transaction (which is only permitted if Dyno Nobel Shareholders elect in aggregate a greater proportion of scrip under Mix and Match).

No Superior Proposal to date has emerged
Since the Schemes were announced on 11 March 2008, no third party has presented any alternative offer to Dyno Nobel's Board or sought to initiate any discussions which could lead to such a Superior Proposal being made. Furthermore, the Dyno Nobel Directors consider the probability of a Superior Proposal to be low.

Under the terms of the Scheme Implementation Agreement, the Dyno Nobel Directors are restricted from seeking third party proposals by way of 'no shop' and 'no talk' obligations.

Potential CGT rollover relief
Some Australian resident Dyno Nobel Shareholders may be entitled to CGT rollover relief on their Scrip Consideration. A general outline of the potential Australian tax consequences for certain Dyno Nobel Shareholders is set out in section 7. Dyno Nobel Shareholders should obtain their own advice in relation to the availability for CGT rollover relief to take into account their own tax situations.

No brokerage
No brokerage will be paid by Dyno Nobel Shareholders on the transfer of their Dyno Nobel Shares to Incitec Pivot or on the New Incitec Pivot Shares issued in exchange.

The proceeds of the sale of New Incitec Pivot Shares on behalf of any Ineligible Foreign Dyno Nobel Shareholders will be paid net of any brokerage, stamp duty or other applicable selling costs. Please refer to section 1.19 for further details.

Possible negative implications if the Share Scheme does not proceed
If the Share Scheme does not proceed, the Dyno Nobel Directors intend that Dyno Nobel will continue to operate as a stand-alone company and that it will remain listed on ASX. It is difficult to predict where the Dyno Nobel share price might settle in the absence of the Share Scheme or speculation regarding an alternative proposal. However, the Independent Expert has concluded that, in such circumstances, the Dyno Nobel share price may trade at levels that are potentially significantly below current levels. By way of background, the Dyno Nobel share price increased 30.9% from A$1.88 to A$2.46 within five trading days of Incitec Pivot commencing its 13.2% stake acquisition in Dyno Nobel on 24 August 2007.

Depending on the reasons why the Share Scheme does not proceed, Dyno Nobel may be liable to pay a Liquidated Amount of A$16 million to Incitec Pivot as a 'break fee'. This Liquidated Amount will not be payable merely because Dyno Nobel Shareholders and Dyno Nobel Optionholders do not approve the Schemes. The provisions in relation to the Liquidated Amount are set out in clause 12 of the Scheme Implementation Agreement, the key terms of which are summarised in Annexure C.

Transaction fees of A$13 million will still be payable by Dyno Nobel if the Share Scheme does not proceed.

Please refer to section 1.12 for a wider discussion of potential consequences if the Share Scheme does not proceed.

Reasons to vote in favour of the Option Scheme

Dyno Nobel Board recommendation
The Dyno Nobel Directors believe that the Option Scheme is in the best interests of Dyno Nobel Optionholders and unanimously recommend that Dyno Nobel Optionholders vote in favour of the Option Scheme in the absence of a Superior Proposal. Please refer to section 1.4 for further details in respect of this recommendation.

Independent Expert's recommendation
The Independent Expert, appointed by the Dyno Nobel Board, has concluded that the Option Scheme is fair and reasonable and in the best interests of Dyno Nobel Optionholders. Please refer to section 1.7 for further details in respect of the Independent Expert's conclusions.

Offer price
The Option Scheme Consideration represents a significant premium to the value of the Dyno Nobel Options based on the Dyno Nobel share price in the months leading up to transaction announcement on 11 March 2008. Furthermore, the Dyno Nobel Options are potentially only currently 'in the money' due to the existence of the Proposal and may not be exercisable if the Schemes do not proceed. Please refer to the section headed "What you will receive under the Option Scheme" on page 14 for further details.

Value certainty and liquidity
The cash consideration under the Option Scheme provides value certainty and immediate liquidity to Dyno Nobel Optionholders. If the Share Scheme and Option Scheme are not approved, the value, if any, of the Dyno Nobel Options will be dependent upon the future Dyno Nobel share price.

Implications if the Option Scheme does not proceed but the Share Scheme is approved
If the Share Scheme proceeds but the Option Scheme does not, it is likely that Incitec Pivot will seek to compulsorily acquire the Dyno Nobel Options. In this event, proceeds to Dyno Nobel Optionholders may be delayed, given the compulsory acquisition process may take up to three months to complete after implementation of the Share Scheme. Please refer to section 1.2 for further details on compulsory acquisition.

Why you may consider voting against the Schemes

Reasons you may not vote in favour of the Share Scheme

On balance, the Dyno Nobel Directors believe that the benefits of the Share Scheme outweigh any disadvantages. However, Dyno Nobel Shareholders are not obliged to follow the recommendation of the Dyno Nobel Board or the conclusions of the Independent Expert. Some factors that may lead Dyno Nobel Shareholders to vote against the Share Scheme are outlined below. You should also read all of section 5 which sets out a number of potential risks that Dyno Nobel Shareholders should consider when assessing whether to vote in favour of the Share Scheme, as well as the other information in this Scheme Booklet.

Disagreement with the Dyno Nobel Board and Independent Expert

Dyno Nobel Shareholders may disagree with the Dyno Nobel Board and the findings of the Independent Expert and believe that the Share Scheme is not in their best interests. In particular, Dyno Nobel Shareholders may believe that Dyno Nobel will deliver greater returns over the long term by remaining an independent company.

High scrip component and exposure to Incitec Pivot business risk

Based on the Incitec Pivot VWAP as at 6 March 2008, the Scrip Consideration represents 75% of total offer value. Share Scheme Participants (other than those who participate in Mix and Match and make Maximum Cash Elections which are not scaled back) will therefore be exposed to the risks associated with an investment in Incitec Pivot. These risks are outlined in section 5 and include, in particular, an exposure to fluctuations in the price of DAP, which is currently trading at historically high levels.[12] A decline in the DAP price may materially impact Incitec Pivot's profitability and investor sentiment towards the stock.

Taxation consequences

Implementation of the Share Scheme may trigger taxation implications for Dyno Nobel Shareholders earlier than what would have otherwise been the case. Dyno Nobel Shareholders should read the taxation considerations outlined in section 7 and seek professional taxation advice with respect to their individual tax situations.

Possibility of a Superior Proposal

The Dyno Nobel Board is not currently aware of a Superior Proposal. However, it is possible that a Superior Proposal could emerge that offers greater value for Dyno Nobel Shareholders than would be realised under the Share Scheme. The Dyno Nobel Board considers the probability of this to be low.

Transaction and other costs associated with the Share Scheme

Transaction and other costs incurred by Dyno Nobel in relation to the Share Scheme are currently estimated at A$43 million, including financial adviser, legal, accounting and expert fees and retention payments. A$13 million of these costs have been or will be incurred regardless of whether the Share Scheme is approved.

12 Observed DAP spot market price on 10 April 2008 of US$1,200–1,230/t.

Reasons you may not vote in favour of the Option Scheme

On balance, the Dyno Nobel Directors believe that the benefits of the Option Scheme outweigh any disadvantages. However, Dyno Nobel Optionholders are not obliged to follow the recommendation of the Dyno Nobel Board or the conclusions of the Independent Expert. Some factors that may lead Dyno Nobel Optionholders to vote against the Option Scheme are outlined below. Please also refer to section 5 which sets out a number of potential risks that Dyno Nobel Optionholders should consider when assessing whether to vote in favour of the Option Scheme.

Disagreement with the Dyno Nobel Board and Independent Expert

Dyno Nobel Optionholders may disagree with the Dyno Nobel Board and the findings of the Independent Expert and believe that the Option Scheme is not in their best interests. In particular, Dyno Nobel Optionholders may believe that Dyno Nobel will deliver greater returns over the long term by remaining an independent company.

No continued ownership

Following implementation of the Option Scheme, Dyno Nobel Optionholders will not hold a direct shareholding in Dyno Nobel or the Merged Group.

Tax consequences

Implementation of the Option Scheme may trigger taxation implications for Dyno Nobel Optionholders earlier than what would have otherwise been the case. Dyno Nobel Optionholders should read the taxation considerations outlined in section 7 and seek professional taxation advice with respect to their individual tax situations.

Frequently asked questions

This section answers some frequently asked questions about the Schemes. It is not intended to address all relevant issues for Dyno Nobel Shareholders and Dyno Nobel Optionholders. This section should be read together with all other parts of this Scheme Booklet.

Questions about the Schemes

What is the Share Scheme?

The Share Scheme is a scheme of arrangement between Dyno Nobel and Dyno Nobel Shareholders to effect the acquisition of Dyno Nobel Shares by Incitec Pivot Bidco. If the Share Scheme proceeds, Dyno Nobel will be delisted from ASX and become a wholly-owned subsidiary of Incitec Pivot. The Share Scheme is not conditional on implementation of the Option Scheme but is subject to a number of Conditions Precedent set out in clause 3.1 of the Scheme Implementation Agreement, and summarised in Annexure C.

What is the Option Scheme?

The Option Scheme is a scheme of arrangement between Dyno Nobel and Dyno Nobel Optionholders to effect the cancellation of Dyno Nobel Options. The Option Scheme is conditional on (among other things) implementation of the Share Scheme. These conditions precedent are set out in full in clause 2.1 of the Option Scheme (which is set out in full in Annexure E).

What are the reasons to vote in favour of the Share Scheme?

The Dyno Nobel Directors believe the Share Scheme is in the best interests of Dyno Nobel Shareholders. Benefits of the Share Scheme include:

- The Independent Expert believes the Share Scheme is fair and reasonable and in the best interests of Dyno Nobel Shareholders;
- The Share Scheme Consideration represents a premium to the historical trading prices of Dyno Nobel Shares;
- The Scrip Consideration will enable Dyno Nobel Shareholders to participate in the benefits of the Merger, including enhanced financial strength, increased investor relevance, exposure to the commodity Super Cycle, a strengthened platform for future growth, diversification of business profile and potential cost savings from integration;
- No Superior Proposal has emerged to date and the Dyno Nobel Directors believe the probability of this happening to be low; and
- If the Share Scheme does not proceed, there is no assurance that the Dyno Nobel share price will remain at current levels.

Please refer to the section headed "Why you should vote in favour of the Schemes" on page 16 for further details.

Frequently asked questions continued

What are the risks associated with the Share Scheme?

The risks associated with the Share Scheme include:

- General economic risks associated with an investment in the share market;
- Specific risks relating to an investment in Incitec Pivot, including exposure to commodity prices (including DAP), agricultural risks, foreign exchange, operating risks, environmental risks, changes in government legislation, litigation, government and regulatory inquiries, industrial relations risks and competition in the fertiliser industry;
- Specific risks relating to an investment in Dyno Nobel, including exposure to fluctuations in end market demand, foreign exchange rates, regulation, environmental policy, competition, operating and construction risks; and
- Merger related risks, including those risks associated with integration, staff retention, financing and satisfaction of Conditions Precedent to implementation of the Merger.

Please refer to section 5 for further details.

What are the reasons to vote in favour of the Option Scheme?

The Dyno Nobel Directors believe the Option Scheme is in the best interests of Dyno Nobel Optionholders. Benefits of the Option Scheme include:

- The Independent Expert believes the Option Scheme is fair and reasonable and in the best interests of Dyno Nobel Optionholders;
- An attractive Option Scheme Consideration which represents a significant premium to the intrinsic value of the Dyno Nobel Options based on the Dyno Nobel share price in the months leading up to transaction announcement;
- Value certainty and liquidity given the Option Scheme Consideration is wholly cash; and
- If the Schemes do not proceed, there is no assurance that the Dyno Nobel Options will be in the money and exercisable.

Please refer to the section headed "Why you should vote in favour of the Schemes" on page 16 for further details.

What are the risks associated with the Option Scheme?

Risks associated with the Option Scheme are fewer than those associated with the Share Scheme given the Option Scheme Consideration is wholly cash. These include the risk associated with reinvestment of any cash proceeds and the risk that the Share Scheme is not approved such that the Option Scheme does not proceed. Please refer to section 5 for further details.

What does the Dyno Nobel Board recommend in respect of the Schemes?

The Dyno Nobel Directors have considered the advantages, disadvantages and risks of the Schemes and believe that the Schemes are in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders. They have unanimously recommended that Dyno Nobel Shareholders and Dyno Nobel Optionholders vote in favour of the Schemes in the absence of a Superior Proposal and intend to vote their holdings in Dyno Nobel and any proxies placed at their discretion in favour of the Schemes. Please refer to section 1.4 for further details.

What is the Independent Expert's conclusion on the Schemes?

The Independent Expert has concluded that the Schemes are fair and reasonable and in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders. A concise version of the Independent Expert's Report is set out in Annexure B. Please refer to section 1.7 for further details.

What are the conditions precedent to the Share and Option Schemes?

The Conditions Precedent to the Share Scheme are set out in full in the Scheme Implementation Agreement, which is summarised in Annexure C. The Option Scheme is subject to the Share Scheme becoming Effective and other conditions. These are set out in full in clause 2.1 of the Option Scheme (which is set out in full in Annexure E).

Questions about the Share Scheme Consideration and Mix and Match

What is the Standard Share Scheme Consideration?

Dyno Nobel Shareholders (who are not Ineligible Foreign Dyno Nobel Shareholders) will receive for each Dyno Nobel Share held on the Scheme Record Date the Share Scheme Consideration. For Dyno Nobel Shareholders who do not participate in Mix and Match, this comprises A$0.70 in cash and 0.01406 New Incitec Pivot Shares, although if (i) the Incitec Pivot VWAP as at the Second Court Date is below the Scheme Threshold, or (ii) Incitec Pivot declares or pays an Interim Dividend (to which Share Scheme Participants will not be entitled) and the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, the number of New Incitec Pivot Shares that will be received for each Scheme Share will be increased, in the case of (i) to provide a minimum Standard Share Scheme Consideration of A$2.64 per Dyno Nobel Share (based on the Incitec Pivot VWAP as at the Second Court Date), and in the case of (ii) to provide for the value of this Interim Dividend. Please refer to the section headed "What you will receive under the Schemes" on page 6 for further details.

Ineligible Foreign Dyno Nobel Shareholders should refer to section 1.19 for details of the consideration they will receive.

What is Mix and Match?

Mix and Match provides Dyno Nobel Shareholders with the opportunity to maximise the Cash Consideration or the Scrip Consideration they receive in respect of their Dyno Nobel Shares. Subject to offsetting Mix and Match Elections, Dyno Nobel Shareholders selecting either the Maximum Cash Election or the Maximum Shares Election may receive up to 100% of their Share Scheme Consideration in cash or New Incitec Pivot Shares. Please refer to the section headed "What you will receive under the Schemes" on page 6 for further details.

Frequently asked questions continued

How do I make a Maximum Cash Election or a Maximum Shares Election?

To participate in Mix and Match, you must complete the white Election Form accompanying this Scheme Booklet and return it to the Dyno Nobel Registry as per the instructions on the form and so that it is received no later than 5.00pm on Thursday, 5 June 2008.

You do not need to return the Election Form if you wish to receive the Standard Share Scheme Consideration.

Please refer to the section headed "What you will receive under the Schemes" on page 6 for further details on how to make Mix and Match Elections.

Will I receive the Incitec Pivot H1 FY2008 dividend?

No, unless the record date for that dividend is on or after the Implementation Date (see below). However, in the event that Incitec Pivot declares or pays an Interim Dividend and the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, the number of New Incitec Pivot Shares that will be received for each Dyno Nobel Share will be adjusted to provide for the value of this Interim Dividend. Please refer to the section headed "What you will receive under the Schemes" on page 6 for more details.

If Incitec Pivot declares a dividend which has a record date that is on or after the Implementation Date, then holders of New Incitec Pivot Shares would be entitled to receive this dividend in cash.

When will I receive the Share Scheme Consideration?

If the Share Scheme becomes Effective, New Incitec Pivot Shares will be issued on the Implementation Date, currently expected to be Monday, 16 June 2008. The Cash Consideration will also be paid on the Implementation Date.

Statements confirming the allotment of New Incitec Pivot Shares are expected to be dispatched as soon as practicable following the Implementation Date.

Please refer to section 1.16 for further details.

Shareholders with registered addresses outside Australia, New Zealand, the United States of America, Hong Kong, Singapore and the United Kingdom should refer to section 1.19 for details about the timing and form of payment of the consideration they will receive.

How will the Cash Consideration be paid?

The Cash Consideration will be paid on the Implementation Date by deposit into the nominated bank accounts of Share Scheme Participants. If you have not previously notified the Dyno Nobel Registry of your nominated bank account or would like to change your existing nominated account, you should visit the self service site (www-au.computershare.com/investor) and complete your own entry or contact the Dyno Nobel Registry on 1800 502 497 (within Australia) or +61 3 9415 4288 (outside Australia) prior to the Scheme Record Date. If a Dyno Nobel Shareholder has not provided bank account details to the Dyno Nobel Registry as at the Scheme Record Date, a cheque will be sent to that shareholder at the address registered for that shareholder on the Dyno Nobel Share Register.

Please refer to section 1.16 for further details.

How will I be notified of my new holdings in Incitec Pivot?

Statements confirming the allotment of New Incitec Pivot Shares are expected to be dispatched as soon as practicable following the Implementation Date, currently expected to be Monday, 16 June 2008. Please refer to section 1.16 for further details.

When can I start trading my New Incitec Pivot Shares?

New Incitec Pivot Shares are expected to trade on a deferred settlement basis at the commencement of trading on Tuesday, 3 June 2008. It is the responsibility of each New Incitec Pivot Shareholder to confirm their holding before trading in New Incitec Pivot Shares to avoid the risk of selling shares that they do not own. Normal trading of New Incitec Pivot Shares is expected to commence on Wednesday, 18 June 2008.

Please refer to section 1.16 for further details.

What if I am a Dyno Nobel Shareholder outside of Australia, New Zealand, the USA, Hong Kong, Singapore and the UK?

Dyno Nobel Shareholders with registered addresses outside Australia, New Zealand, the USA, Hong Kong, Singapore and the UK should refer to section 1.19 for details of the consideration they will receive.

Questions about the Option Scheme Consideration

What is the Option Scheme Consideration?

Dyno Nobel Optionholders will receive a cash amount of between A$0.57 and A$0.75 for each Dyno Nobel Option held on the Scheme Record Date. Please refer to the section headed "What you will receive under the Schemes" on page 6 for further details.

When will I receive the Option Scheme Consideration?

The Option Scheme Consideration will be paid on the Implementation Date, currently expected to be Monday, 16 June 2008. Please refer to section 1.17 for further details.

How will the Option Scheme Consideration be paid?

The Option Scheme Consideration will be paid in the same way as the Cash Consideration (see above).

Questions about the Scheme Meetings

When and where will the Scheme Meetings be held?

The Share Scheme Meeting is scheduled to be held at the Sydney Convention and Exhibition Centre on Thursday, 22 May 2008 at 12.00pm (or immediately following the Dyno Nobel Annual General meeting to be held on the same day). The Option Scheme Meeting will be held at the same place on the same date at 1.00pm (or immediately following the Share Scheme Meeting). Please refer to the section headed "Meeting details and how to vote" on page 32 for further details.

What voting majority is required to approve the Schemes?

Approval of the Share Scheme requires the applicable shareholder resolution to be passed at the Share Scheme Meeting by:

- A majority in number (more than 50%) of Dyno Nobel Shareholders (other than Incitec Pivot Group Members) present and voting at the Share Scheme Meeting (either in person, by attorney, by proxy or, in the case of corporations, by corporate representative); and
- At least 75% of the total number of votes cast on the resolution at the Share Scheme Meeting by Dyno Nobel Shareholders entitled to vote on the resolution.

Similar thresholds, but for Dyno Nobel Optionholders, are required to approve the Option Scheme. Please refer to sections 1.13 and 1.14 for further details.

Voting at the Scheme Meetings will be by poll.

Who is entitled to vote at the Scheme Meetings?

Dyno Nobel Shareholders (other than Incitec Pivot Group Members) who are registered on the Dyno Nobel Share Register at 7.00pm on Tuesday, 20 May 2008 may vote at the Share Scheme Meeting in person, by attorney, by proxy or, in the case of corporations, by corporate representative.

Dyno Nobel Optionholders who are registered on the Dyno Nobel Option Register at 7.00pm on Tuesday, 20 May 2008 may vote at the Option Scheme Meeting in person, by attorney or by proxy.

Please refer to the section headed "Meeting details and how to vote" on page 32 for further details.

How do I vote if I'm not able to attend the Scheme Meetings?

Proxy Forms are included with this Scheme Booklet. Dyno Nobel Shareholders and Dyno Nobel Optionholders who wish to appoint a proxy to attend and vote at the relevant Scheme Meeting should complete the relevant Proxy Form (green for the Share Scheme Meeting and yellow for the Option Scheme Meeting) and return it to the Dyno Nobel Registry as per the instructions on the form so that it is received by the Dyno Nobel Registry no later than 5.00pm on Tuesday, 20 May 2008. Please refer to the section headed "Meeting details and how to vote" on page 32 for further details.

Is voting compulsory?

Voting is not compulsory. However, the Dyno Nobel Board unanimously recommends Dyno Nobel Shareholders and Dyno Nobel Optionholders vote in favour of the Schemes. In the event you cannot attend the Scheme Meetings, you are encouraged to complete the enclosed personalised Proxy Form (green for the Share Scheme Meeting and yellow for the Option Scheme Meeting) and return it to the Dyno Nobel Registry as per the instructions on the form so that it is received by no later than 5.00pm on Tuesday, 20 May 2008. Please refer to the section headed "Meeting details and how to vote" on page 32 for further details.

When will the results of the Scheme Meetings be known?

The results of the Scheme Meetings will be available shortly after the conclusion of the Scheme Meetings and will be provided to ASX without delay. Even if Dyno Nobel Shareholders and Dyno Nobel Optionholders approve the resolutions at the Scheme Meetings, the Schemes remain subject to the approval of the Court.

Questions about the Merged Group

Who is Incitec Pivot?

Incitec Pivot, a S&P/ASX Top 50 company with a market capitalisation of approximately A$8.4 billion as at 16 April 2008, is Australia's largest integrated manufacturer and distributor of fertiliser products.

Incitec Pivot has a portfolio of manufacturing assets, including its integrated ammonium phosphate production facility at Phosphate Hill, Queensland, and an extensive distribution network across eastern Australia. In addition, through its trading arm, Southern Cross International, it trades its own manufactured product and third party product, both domestically and internationally.

Please refer to section 3 for further details.

Post-Merger, what will be the pro forma ownership of the Merged Group?

If the Share Scheme proceeds, and if the aggregate number of New Incitec Pivot Shares to be issued is not increased as contemplated by the section headed "What you will receive under the Schemes" on page 6, the former Dyno Nobel Shareholders who are Share Scheme Participants (excluding Incitec Pivot) will hold approximately 17% of the Incitec Pivot Shares then on issue.

Frequently asked questions continued

Other questions

What steps are required after the Scheme Meetings?

Assuming the requisite approvals of the Schemes are given by Dyno Nobel Shareholders and Dyno Nobel Optionholders, Dyno Nobel will make applications to the Court to approve each Scheme. Section 6 of this Scheme Booklet contains further details of the implementation steps and approvals required, as well as a number of other conditions that must be satisfied (or waived), before the Proposal can proceed.

What are the tax implications of the Schemes?

A general guide to the Australian potential tax consequences of the Schemes for certain Dyno Nobel Shareholders and Dyno Nobel Optionholders is set out in section 7. Dyno Nobel Shareholders and Dyno Nobel Optionholders should seek their own tax advice based on their individual tax situations.

What happens if a Superior Proposal emerges?

If a Superior Proposal emerges, the Dyno Nobel Directors will carefully reconsider their recommendation in respect of the Share Scheme. The Dyno Nobel Board considers the probability of a Superior Proposal to be low.

Can I sell my Dyno Nobel Shares now?

Dyno Nobel Shareholders may sell their Dyno Nobel Shares on market at any time before close of trading on ASX on the Effective Date which is expected to be Monday, 2 June 2008.

Can I exercise my Dyno Nobel Options now?

Some existing Dyno Nobel Options may already be exercisable in accordance with their terms of issue. Such Dyno Nobel Options may currently be exercised in accordance with their terms.

On the Effective Date, the Dyno Nobel Board intends to exercise its discretion to vest all Dyno Nobel Options and waive all exercise conditions attaching to Dyno Nobel Options.

Accordingly, all Dyno Nobel Optionholders may, from the Effective Date, elect to exercise their Options to become Dyno Nobel Shareholders, and then participate in the Share Scheme. If the Option Scheme becomes Effective, such exercise must occur prior to the Exercise Deadline. If the Option Scheme does not become Effective, such exercise must occur in sufficient time for the Dyno Nobel Shares issued on exercise to be registered in the name of the Dyno Nobel Optionholder prior to the Scheme Record Date. Please note that these periods are short. Dyno Nobel Optionholders that wish to exercise their Dyno Nobel Options and participate in the Share Scheme must ensure such exercise occurs in sufficient time to allow this.

Please refer to section 1.2 for further details.

What are the consequences if the Schemes are not approved?

If the Share Scheme does not proceed, Dyno Nobel Shareholders will continue to hold Dyno Nobel Shares. In addition, the Option Scheme will not proceed.

It is difficult to predict where the Dyno Nobel share price might settle in the absence of the Incitec Pivot offer or speculation regarding an alternative proposal. However, the Independent Expert has concluded that, in such circumstances, the Dyno Nobel share price may trade at levels that are potentially significantly below current levels.

Depending on the reasons why the Share Scheme does not proceed, Dyno Nobel may be liable to pay a Liquidated Amount of A$16 million to Incitec Pivot as a 'break fee'. This Liquidated Amount will not be payable merely because Dyno Nobel Shareholders and Dyno Nobel Optionholders do not approve the Schemes. The provisions in relation to the Liquidated Amount are set out in clause 12 of the Scheme Implementation Agreement, the key terms of which are summarised in Annexure C.

If the Option Scheme does not proceed, Dyno Nobel Optionholders will continue to hold Dyno Nobel Options. This will not affect whether the Share Scheme proceeds.

If the Share Scheme proceeds but the Option Scheme does not, Incitec Pivot may have rights to compulsorily acquire the Dyno Nobel Options.

Please refer to sections 1.2 and 1.12 for further details on the consequences if the Schemes are not approved.

What are the forms enclosed with this Scheme Booklet?

Enclosed with this Scheme Booklet are:

- A green Proxy Form – you must complete this form if you wish to appoint a proxy to vote on your behalf at the Share Scheme Meeting and return it to the Dyno Nobel Registry as per the instructions on the form so that it is received by no later than 5.00pm on Tuesday, 20 May 2008;
- A yellow Proxy form – you must complete this form if you wish to appoint a proxy to vote on your behalf at the Option Scheme Meeting and return it to the Dyno Nobel Registry as per the instructions on the form so that it is received by no later than 5.00pm on Tuesday, 20 May 2008; and
- A white Election Form – you must complete this if you are selecting the Maximum Cash Election or the Maximum Shares Election and return it to the Dyno Nobel Registry as per the instructions on the form and by no later than 5.00pm on Thursday, 5 June 2008.

Where can I find further information on the Schemes?

Dyno Nobel Shareholders and Dyno Nobel Optionholders seeking further information on the Schemes should contact the Dyno Nobel information line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday.

Alternatively, please contact your legal, financial or other professional adviser.

Meeting details and how to vote

Meeting details

The Share Scheme Meeting is scheduled to be held at 12.00pm on Thursday, 22 May 2008 (or immediately following the Dyno Nobel Annual General Meeting to be held on the same day) at the Sydney Convention and Exhibition Centre. The Option Scheme Meeting will be held at the same place on the same date directly after the Share Scheme Meeting.

For the Proposal to proceed, the Share Scheme must be approved by a majority in number (more than 50%) of Dyno Nobel Shareholders (other than Incitec Pivot Group Members) present and voting at the Share Scheme Meeting (in person, by attorney or by proxy or, in the case of corporations, by corporate representative) representing at least 75% of the total number of votes cast on the resolution at the Share Scheme Meeting by Dyno Nobel Shareholders entitled to vote on the resolution.

For the Option Scheme to proceed:

- The Share Scheme must first be approved as set out above; and
- The Option Scheme must then be approved by a majority in number (more than 50%) of Dyno Nobel Optionholders present and voting at the Option Scheme Meeting (in person, by attorney or by proxy) whose Dyno Nobel Options in aggregate are at least 75% (by value) of all Dyno Nobel Options voted at the Option Scheme Meeting.

Voting at the Scheme Meetings will be by poll.

Please refer to sections 1.13 to 1.15 for further details.

Entitlement to vote

Dyno Nobel Shareholders (other than Incitec Pivot Group Members) who are registered on the Dyno Nobel Share Register at 7.00pm on Tuesday, 20 May 2008 may vote at the Share Scheme Meeting in person, by attorney, by proxy or, in the case of corporations, by corporate representative.

Dyno Nobel Optionholders who are registered on the Dyno Nobel Option Register at 7.00pm on Tuesday, 20 May 2008 may vote at the Option Scheme Meeting in person, by attorney or by proxy.

How to vote in person

Dyno Nobel Shareholders and Dyno Nobel Optionholders who are entitled to vote and wish to do so in person should attend the relevant Scheme Meeting.

Those Dyno Nobel Shareholders and Dyno Nobel Optionholders voting in person should bring their meeting registration forms with them to facilitate admission to the meeting. The meeting registration form for the Scheme Meetings is the relevant Proxy Form included with this Scheme Booklet. Persons who are attending as an attorney should bring the original power of attorney, unless Dyno Nobel has already noted it. Persons who are attending as a corporate representative for a corporation should bring evidence of their authority.

How to vote by proxy

Proxy Forms are included with this Scheme Booklet. Dyno Nobel Shareholders and Dyno Nobel Optionholders who wish to appoint a proxy to attend and vote at the relevant Scheme Meeting should complete the relevant Proxy Form.

To be effective, completed Proxy Forms must be sent to the addresses or fax number listed on the relevant Proxy Form so that they are received by no later than 5.00pm on Tuesday, 20 May 2008.

If an attorney signs a Proxy Form on a Dyno Nobel Shareholder's or a Dyno Nobel Optionholder's behalf, a copy of the power of attorney under which the Proxy Form was signed must be received by the Dyno Nobel Registry at the same time as the Proxy Form (unless a copy has already been provided to Dyno Nobel).

Dyno Nobel Shareholders and Dyno Nobel Optionholders who complete and return a Proxy Form may still attend the relevant Scheme Meeting in person, revoke the proxy and vote at that meeting.

Section

Overview of the Proposal and the Schemes

1.1 Background

On 11 March 2008, Dyno Nobel and Incitec Pivot announced that they had entered into a Scheme Implementation Agreement. This Scheme Implementation Agreement was amended on 2 April 2008 to allow Incitec Pivot Bidco, a member of the Incitec Pivot Group, to acquire the Scheme Shares. Dyno Nobel, Incitec Pivot Bidco and Incitec Pivot have certain rights and obligations in connection with the Schemes under the Scheme Implementation Agreement, including with respect to the Conditions Precedent, 'break fee' arrangements, exclusivity arrangements, termination, 'standstill' arrangements and various other matters. Please refer to section 1.8 for further details.

It is proposed that Incitec Pivot Bidco acquire all of the shares in Dyno Nobel which the Incitec Pivot Group does not own by way of a scheme of arrangement (referred to in this Scheme Booklet as the ***Share Scheme***), in consideration for payment of the Share Scheme Consideration.

If the Share Scheme is successful, Dyno Nobel will be delisted from ASX and become a wholly-owned subsidiary of Incitec Pivot Bidco.

In addition, it is proposed that any options to subscribe for shares in Dyno Nobel issued under the Dyno Nobel ESOP be cancelled by way of another scheme of arrangement (referred to in this Scheme Booklet as the ***Option Scheme***), in consideration of the payment of the Option Scheme Consideration.

Please refer to the section headed "What you will receive under the Schemes" on page 6 for a description of both the Share Scheme Consideration and the Option Scheme Consideration, including details in relation to Mix and Match.

This Scheme Booklet contains important information that the Dyno Nobel Board believes Dyno Nobel Shareholders and Dyno Nobel Optionholders should consider in deciding whether or not to vote in favour of the Schemes.

The Dyno Nobel Board unanimously recommends Dyno Nobel Shareholders and Dyno Nobel Optionholders vote in favour of the Schemes, in the absence of a Superior Proposal. Please refer to section 1.4 for further detail in respect of this recommendation.

1.2 Exercise of Dyno Nobel Options and compulsory acquisition

Some existing Dyno Nobel Options may already be exercisable in accordance with their terms of issue. Such Dyno Nobel Options may currently be exercised in accordance with their terms.

On the Effective Date and assuming the Option Scheme becomes Effective, the Dyno Nobel Board intends to exercise its discretion to vest all Dyno Nobel Options and waive all exercise conditions attaching to Dyno Nobel Options.

Accordingly, all Dyno Nobel Optionholders may, from the Effective Date, elect to exercise their Options to become Dyno Nobel Shareholders, and then participate in the Share Scheme rather than accept the Option Scheme Consideration. If a Dyno Nobel Optionholder elects to do so and the Option Scheme becomes Effective, such exercise must occur prior to the Exercise Deadline. If a Dyno Nobel Optionholder elects to do so and the Option Scheme does not become Effective, such exercise must occur in sufficient time for the Dyno Nobel Shares issued as a result of that exercise to be registered in the name of the Dyno Nobel Optionholder prior to the Scheme Record Date. Please note that these periods are short. Dyno Nobel Optionholders who wish to exercise their Dyno Nobel Options and participate in the Share Scheme must ensure such exercise occurs in sufficient time to allow this. If Dyno Nobel Optionholders who intend to exercise also wish to make a Maximum Cash or Maximum Shares Election in respect of the Dyno Nobel Shares they receive, then they must return the white Election Form so that it is received by the Election Time (Dyno Nobel Optionholders may return the Election Form prior to, but subject to, receiving those Dyno Nobel Shares). Dyno Nobel Optionholders seeking further information on exercising their Dyno Nobel Options should contact the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday.

Dyno Nobel Optionholders should note that they may experience different taxation consequences depending on whether they participate in the Option Scheme or exercise their Dyno Nobel Options and participate in the Share Scheme. Dyno Nobel Optionholders should read the Australian taxation considerations outlined in section 7 and seek professional taxation and financial advice with respect to their individual tax and financial situations.

The Option Scheme is conditional on (among other things) the Share Scheme becoming Effective.

In the event that the Option Scheme does not become Effective, but the Share Scheme becomes Effective, and Incitec Pivot Bidco becomes entitled to compulsorily acquire outstanding Dyno Nobel Options under Part 6A.2 of the Corporations Act, it is the present intention of Incitec Pivot that Incitec Pivot Bidco proceed with compulsory acquisition of those Dyno Nobel Options. Dyno Nobel Optionholders should note that, in the event that Incitec Pivot Bidco seeks to compulsorily acquire Dyno Nobel Options, the Corporations Act sets out procedures and safeguards for Dyno Nobel Optionholders. In order to compulsorily acquire Dyno Nobel Options, Incitec Pivot Bidco must prepare and issue a notice in the form prescribed by the Corporations Act. A Dyno Nobel Optionholder may object to compulsory acquisition of their Dyno Nobel Options. If people who hold at least 10% of the Dyno Nobel Options validly object to the compulsory acquisition, Incitec Pivot Bidco may apply to the court for approval of the compulsory acquisition, and such approval may only be granted by the court where Incitec Pivot Bidco establishes that the Dyno Nobel Optionholders will receive fair value for their Dyno Nobel Options. In accordance with the Corporations Act, Incitec Pivot Bidco is required to bear the legal costs of any proper and reasonable objection made by a Dyno Nobel Optionholder. Dyno Nobel Optionholders should note that where compulsory acquisition applies in these circumstances, Incitec Pivot Bidco may acquire Dyno Nobel Options for a cash sum only.

In the event that the Option Scheme does not become Effective, but the Share Scheme becomes Effective and any Dyno Nobel Optionholder exercises its Dyno Nobel Options after the Scheme Record Date, and Incitec Pivot Bidco becomes entitled to compulsorily acquire the Dyno Nobel Shares issued to that Dyno Nobel Optionholder under Part 6A.2 of the Corporations Act, it is the present intention of Incitec Pivot that Incitec Pivot Bidco proceed with compulsory acquisition of those Dyno Nobel Shares.

1.3 Inter-conditionality

The Option Scheme is conditional on implementation of the Share Scheme, but the Share Scheme is not conditional on implementation of the Option Scheme.

1.4 Unanimous recommendation of Dyno Nobel Directors and Dyno Nobel Directors' intentions

The Dyno Nobel Directors believe that the Schemes are in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders and unanimously recommend that, in the absence of a Superior Proposal, Dyno Nobel Shareholders vote in favour of the Share Scheme at the Share Scheme Meeting and Dyno Nobel Optionholders vote in favour of the Option Scheme at the Option Scheme Meeting. The reasons for this recommendation are set out in the section headed "Why you should vote in favour of the Schemes" on page 16.

The Dyno Nobel Directors believe that the reasons for Dyno Nobel Shareholders to vote in favour of the Share Scheme and the reasons for Dyno Nobel Optionholders to vote in favour of the Option Scheme clearly outweigh the reasons to vote against the Schemes.

Each Dyno Nobel Director who holds Dyno Nobel Shares or Dyno Nobel Options, or on whose behalf Dyno Nobel Shares or Dyno Nobel Options are held, at the time of the Scheme Meetings intends to vote in favour of the Share Scheme and the Option Scheme (as the case may be), in the absence of a Superior Proposal.

In making their recommendation and determining how to vote on the Schemes, the Dyno Nobel Directors have considered the advantages, disadvantages and risks of the Schemes and in particular, the following:

- The reasons for Dyno Nobel Shareholders and Dyno Nobel Optionholders to vote in favour of the Schemes, as set out in the section headed "Why you should vote in favour of the Schemes" on page 16;
- The reasons Dyno Nobel Shareholders and Dyno Nobel Optionholders may consider not voting in favour of the Schemes, as set out in the section headed "Why you may consider voting against the Schemes" on page 21;
- The risks associated with Dyno Nobel, Incitec Pivot and the Merged Group's businesses, as set out in section 5; and
- The report of the Independent Expert (who has concluded that the Proposal is fair and reasonable and in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders – please refer to section 1.7 for further details), the concise version of which is set out in Annexure B.

The Dyno Nobel Directors have also considered other alternatives to the Proposal. Please refer to section 1.5 for further details.

In considering whether to vote in favour of the Schemes, your Dyno Nobel Directors encourage you to:

- Read this Scheme Booklet in its entirety;
- Have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances; and
- Obtain financial advice from your broker or financial adviser on the Schemes and obtain taxation advice on the effect of the Schemes becoming Effective.

The interests of Dyno Nobel Directors are disclosed in section 8 of this Scheme Booklet.

Dyno Nobel Shareholders and Dyno Nobel Optionholders should seek professional advice on their particular circumstances, as appropriate.

If the Share Scheme proceeds, the Dyno Nobel Directors expect that the Dyno Nobel Board will be reconstituted under Incitec Pivot's direction. It is for the reconstituted Dyno Nobel Board to determine its intentions as to:

- The continuation of the business of Dyno Nobel;
- Any major changes, if any, to be made to the business of Dyno Nobel; and
- The future employment of the present employees of Dyno Nobel.

The current intentions of Incitec Pivot with respect to these matters are set out in section 4.

1.5 Other alternatives

Before deciding to recommend the Proposal, the Dyno Nobel Board conducted a strategic review of the Dyno Nobel Group and its prospects. This review included investigating and considering whether there was a possible alternative to the Proposal, such as an alternative acquirer or strategic alliance, that would be more beneficial to Dyno Nobel Shareholders and Dyno Nobel Optionholders.

The Dyno Nobel Board concluded that the Proposal offers the best available outcome for Dyno Nobel Shareholders and Dyno Nobel Optionholders, in the absence of a Superior Proposal.

No other proposal for the Dyno Nobel Group has emerged as at the date of this Scheme Booklet.

1.6 Potential disadvantages and risks of the Schemes

Please refer to the section headed "Why you may consider voting against the Schemes" on page 21 of this Scheme Booklet for a summary of certain potential disadvantages associated with the Schemes. Please also refer to section 5 which sets out a number of potential risks that Dyno Nobel Shareholders and Dyno Nobel Optionholders should consider when assessing whether to vote in favour of the Schemes.

1.7 Independent Expert's conclusions

Dyno Nobel commissioned the Independent Expert, Ernst & Young Transaction Advisory Services Ltd, to prepare a report on the Schemes to ascertain whether the transactions contemplated by the Schemes are in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders.

The Independent Expert has concluded that the Proposal is fair and reasonable and in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders.

The Independent Expert has valued Dyno Nobel at A$2.43 to A$2.87 per Dyno Nobel Share on a control basis. The Independent Expert has valued the Share Scheme Consideration at A$2.64 to A$2.83 per Dyno Nobel Share. Assessed valuations for each Dyno Nobel Option series are set out in full in the Independent Expert's Report (a concise version of which is set out in Annexure B).

A concise version of the Independent Expert's Report is set out in Annexure B. Dyno Nobel Shareholders and Dyno Nobel Optionholders are encouraged to read this concise report in its entirety, including the assumptions, qualifications and disclaimers on which the Independent Expert's conclusions are based.

The long form version of the Independent Expert's Report which contains more detailed information may be obtained by contacting the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday, or from Dyno Nobel's website (www.dynonobel.com).

1.8 Scheme Implementation Agreement

The key terms of the Scheme Implementation Agreement are summarised in Annexure C. A full copy of the Scheme Implementation Agreement may be obtained by contacting the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday, or from Dyno Nobel's website (www.dynonobel.com).

Annexure C summarises the following matters provided for in the Scheme Implementation Agreement:

(a) Conditions Precedent

The Share Scheme is subject to a number of Conditions Precedent. Please refer to paragraph 1.3 of Annexure C for further details.

(b) Exclusivity

Both Incitec Pivot and Dyno Nobel have accepted mutual restrictions in relation to Competing Proposals. Please refer to paragraph 1.4 of Annexure C for further details.

(c) Payment of liquidated amount (break fee)

Either Incitec Pivot Bidco or Dyno Nobel may become liable to pay A$16 million to the other as a form of 'break fee' in certain circumstances. Please refer to paragraph 1.5 of Annexure C for further details.

(d) Termination

Each of Dyno Nobel on the one hand, and Incitec Pivot and Incitec Pivot Bidco on the other, have termination rights under the Scheme Implementation Agreement in certain circumstances, including if the Share Scheme does not become Effective by the End Date. If a termination right is exercised, the Schemes will not proceed. Please refer to paragraph 1.6 of Annexure C for further details.

(e) Standstill

Dyno Nobel, Incitec Pivot Bidco and Incitec Pivot have rights and obligations under certain 'standstill' arrangements set out in the Scheme Implementation Agreement. Please refer to paragraph 1.7 of Annexure C for further details.

(f) Representations and warranties

Under the Scheme Implementation Agreement, each of Dyno Nobel, Incitec Pivot Bidco and Incitec Pivot have given certain representations and warranties. Please refer to paragraph 1.8 of Annexure C for further details.

(g) End Date

Dyno Nobel and Incitec Pivot Bidco have committed to implement the Share Scheme by the End Date, being 11 December 2008. Please refer to paragraph 1.9 of Annexure C for further details.

1.9 Conditions precedent to the Option Scheme

The Option Scheme is subject to a number of conditions precedent, including the Share Scheme becoming Effective. These conditions precedent are set out in full in clause 2.1 of the Option Scheme (which is set out in full in Annexure E).

As at the date of this Scheme Booklet, Dyno Nobel is not aware of any reason why the conditions precedent to the Option Scheme will not be satisfied by the Second Court Date.

1.10 Deemed warranty

Dyno Nobel Shareholders' attention is drawn to the warranties that Share Scheme Participants will be deemed to have given, if the Share Scheme takes effect, in clause 8.6 of the Share Scheme.

Dyno Nobel Optionholders' attention is drawn to the warranties that Scheme Optionholders will be deemed to have given, if the Option Scheme takes effect, in clause 6.4 of the Option Scheme.

The Share Scheme is set out in full in Annexure D and the Option Scheme is set out in full in Annexure E.

1.11 Tax consequences of the Schemes for Australian resident Dyno Nobel Shareholders and Dyno Nobel Optionholders

A general guide to the Australian potential tax consequences of the Schemes for certain Dyno Nobel Shareholders and Dyno Nobel Optionholders is set out in section 7. This guide is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any shareholder or optionholder. Dyno Nobel Shareholders and Dyno Nobel Optionholders should seek their own taxation advice.

1.12 If the Share Scheme does not proceed

If the Share Scheme does not proceed, Dyno Nobel Shareholders will continue to hold Dyno Nobel Shares and will continue to be exposed to the risks set out in section 5.1(c). In addition, the Option Scheme will not proceed.

It is difficult to predict where the Dyno Nobel share price might settle in the absence of the Proposal or speculation regarding an alternative proposal. However, the Independent Expert has concluded that, in such circumstances, the Dyno Nobel share price may trade at levels that are potentially significantly below current levels.

Depending on the reasons why the Share Scheme does not proceed, Dyno Nobel may be liable to pay a Liquidated Amount of A$16 million to Incitec Pivot as a 'break fee'. This Liquidated Amount will not be payable merely because Dyno Nobel Shareholders and Dyno Nobel Optionholders do not approve the Schemes. The provisions in relation to the Liquidated Amount are summarised in Annexure C.

Transaction fees of A$13 million will still be payable by Dyno Nobel if the Share Scheme does not proceed.

If the Share Scheme does not proceed, and no Superior Proposal is received, the Dyno Nobel Directors intend to continue to operate the company on a stand-alone basis, as a listed public company primarily carrying on a business of manufacturing and distributing explosives.

If the Option Scheme does not proceed, Dyno Nobel Optionholders will continue to hold Dyno Nobel Options. This will not affect whether the Share Scheme proceeds.

If the Share Scheme proceeds but the Option Scheme does not, Incitec Pivot may have rights to compulsorily acquire the Dyno Nobel Options and any Dyno Nobel Shares issued after the Scheme Record Date on the exercise of those Dyno Nobel Options. Such rights are outlined in section 1.2.

1.13 Share Scheme approval

The Share Scheme will only become Effective if it is:

- Agreed to by the requisite numbers of Dyno Nobel Shareholders at the Share Scheme Meeting to be held on Thursday, 22 May 2008; and
- Approved by the Court on the Second Court Date (expected to be Friday, 30 May 2008).

Agreement by Dyno Nobel Shareholders requires the applicable shareholder resolution to be passed at the Share Scheme Meeting by:

- A majority in number (more than 50%) of Dyno Nobel Shareholders (other than Incitec Pivot Group Members) present and voting at the Share Scheme Meeting (either in person, by attorney, by proxy or, in the case of corporations, by corporate representative); and
- At least 75% of the total number of votes cast on the resolution at the Share Scheme Meeting by Dyno Nobel Shareholders entitled to vote on the resolution.

Voting at the Share Scheme Meeting will be by poll.

On Friday, 18 April 2008, an order was made by the Court convening the Share Scheme Meeting. The Court order does not constitute an endorsement of, or any other expression of opinion on, the Share Scheme or this Scheme Booklet.

1.14 Option Scheme approval

The Option Scheme will only become Effective if:

- The Share Scheme becomes Effective; and
- The Option Scheme is:
  - Agreed to by the requisite numbers of Dyno Nobel Optionholders at the Option Scheme Meeting to be held on Thursday, 22 May 2008; and
  - Approved by the Court on the Second Court Date (expected to be Friday, 30 May 2008).

Agreement by Dyno Nobel Optionholders requires the applicable optionholder resolution to be passed at the Option Scheme Meeting by a majority in number (more than 50%) of Dyno Nobel Optionholders present and voting at the Option Scheme Meeting (either in person, by attorney or by proxy) whose Dyno Nobel Options in aggregate are at least 75% (by value) of the total of all Dyno Nobel Options voted at the Option Scheme Meeting.

Voting at the Option Scheme Meeting will be by poll.

On Friday, 18 April 2008, an order was made by the Court convening the Option Scheme Meeting. The Court order does not constitute an endorsement of, or any other expression of opinion on, the Option Scheme or this Scheme Booklet.

1.15 Entitlement to vote

Dyno Nobel Shareholders (other than Incitec Pivot Group Members) who are registered on the Dyno Nobel Share Register at 7.00pm on Tuesday, 20 May 2008 are entitled to vote at the Share Scheme Meeting. Dyno Nobel Optionholders who are registered on the Dyno Nobel Option Register at 7.00pm on Tuesday, 20 May 2008 are entitled to vote at the Option Scheme Meeting. Further details on how to vote are provided in the section headed "Meeting details and how to vote" on page 32 and in the Notices of Meeting included as Annexures G and H of this Scheme Booklet.

1.16 Provision of Share Scheme Consideration

New Incitec Pivot Shares to be issued as Scrip Consideration to Share Scheme Participants (other than Ineligible Foreign Dyno Nobel Shareholders) under the Share Scheme will be issued on the Implementation Date. New Incitec Pivot Shares are currently expected to trade on a deferred settlement basis at the commencement of trading on Tuesday, 3 June 2008. It is the responsibility of each New Incitec Pivot Shareholder to confirm their holding before trading in New Incitec Pivot Shares to avoid the risk of selling shares they do not own. New Incitec Pivot Shareholders who sell New Incitec Pivot Shares before they receive their holding statement or confirm their uncertificated holdings of New Incitec Pivot Shares do so at their own risk. Incitec Pivot, Dyno Nobel, Incitec Pivot Bidco and the Incitec Pivot Registry disclaim all liability (to the maximum extent permitted by law) to persons who trade New Incitec Pivot Shares before receiving their holding statements, whether on the basis of confirmation of the allocation provided by Incitec Pivot, Incitec Pivot Bidco or the Incitec Pivot Registry.

Holding statements, or confirmation for CHESS holdings, detailing the issue of New Incitec Pivot Shares are expected to be dispatched to you on the next Business Day following the Implementation Date. The Implementation Date is currently expected to be Monday, 16 June 2008.

Trading on ASX of New Incitec Pivot Shares on a normal settlement basis is expected to commence by Wednesday, 18 June 2008.

The Cash Consideration will be paid on the Implementation Date. The Cash Consideration will be paid by making a deposit into your nominated bank account recorded with the Dyno Nobel Registry as at the Scheme Record Date. Incitec Pivot has the discretion to delay payment of the Cash Consideration to Share Scheme Participants who are Ineligible Foreign Dyno Nobel Shareholders until it pays the Net Scrip Proceeds. Please refer to section 1.19 for further details.

If you have not previously notified the Dyno Nobel Registry of your nominated bank account or would like to change your existing nominated bank account, you should visit the self service site (www-au.computershare.com/investor) and complete your own entry or contact the Dyno Nobel Registry on 1800 502 497 (within Australia) or +61 3 9415 4288 (outside Australia) prior to the Scheme Record Date.

If you do not have a nominated bank account with the Dyno Nobel Registry as at the Scheme Record Date, you will be sent a cheque for the Cash Consideration. If any Share Scheme Participant's whereabouts are unknown as at the Scheme Record Date, the Cash Consideration will be paid into a separate bank account and held until claimed or applied under laws dealing with the unclaimed moneys.

Ineligible Foreign Dyno Nobel Shareholders will receive the cash proceeds of sale of the New Incitec Pivot Shares attributable to them as Scrip Consideration instead of the New Incitec Pivot Shares. Please refer to section 1.19 for further information.

1.17 Provision of Option Scheme Consideration

The Option Scheme Consideration will be paid on the Implementation Date. Any Option Scheme Participant must either notify the Dyno Nobel Registry of its nominated bank account prior to the Scheme Record Date using one of the methods set out in section 1.16, or will receive a cheque for the Option Scheme Consideration. If any Option Scheme Participant's whereabouts are unknown as at the Scheme Record Date, the Option Scheme Consideration will be paid into a separate bank account and held until claimed or applied under laws dealing with the unclaimed moneys.

1.18 Dividends

The New Incitec Pivot Shares issued as Scrip Consideration will rank equally with all other Incitec Pivot Shares from the date of issue. This means that they will carry an entitlement to receive any dividends declared by Incitec Pivot after the Implementation Date.

The New Incitec Pivot Shares will not carry any rights to receive any dividends declared by Incitec Pivot that have a record date that occurs before the Implementation Date. However, the Scrip Consideration may be adjusted if any dividend is declared or paid by Incitec Pivot prior to the Second Court Date. Please refer to the section headed "What you will receive under the Schemes" on page 6 for further details.

1.19 Treatment of non-Australian shareholders and Nominee sale process

A Share Scheme Participant whose address shown on the Dyno Nobel Share Register on the Scheme Record Date is a place in either Australia and its external territories, New Zealand, the United States of America, Hong Kong, Singapore or the United Kingdom will be an ***Eligible Share Scheme Participant*** for the purposes of the Share Scheme. If the Share Scheme becomes Effective, those Eligible Share Scheme Participants will be issued with New Incitec Pivot Shares under the Share Scheme (except to the extent they make valid Maximum Cash Elections which are satisfied).

A Share Scheme Participant whose address shown on the Dyno Nobel Share Register on the Scheme Record Date is a place outside of those jurisdictions will be an ***Ineligible Foreign Dyno Nobel Shareholder*** for the purposes of the Share Scheme, unless Incitec Pivot and Dyno Nobel are each satisfied, acting reasonably, that it is lawful:

- And not unduly onerous or impracticable to issue an Ineligible Foreign Dyno Nobel Shareholder with Incitec Pivot Shares when the Share Scheme becomes Effective; and
- For that Ineligible Foreign Dyno Nobel Shareholder to participate in the Share Scheme by law of the relevant place where that person resides.

Ineligible Foreign Dyno Nobel Shareholders will not be issued with New Incitec Pivot Shares under the Share Scheme. Instead, the New Incitec Pivot Shares that would otherwise have been issued to them under the Share Scheme will instead be issued to the Nominee, who will, no more than 15 Business Days after the Implementation Date sell those New Incitec Pivot Shares on ASX in such manner and at such price as the Nominee determines in good faith.

The Nominee will pay the sale proceeds (net of any brokerage, stamp duty, or other applicable selling cost) to the Ineligible Foreign Dyno Nobel Shareholders (***Net Scrip Proceeds***). Incitec Pivot has the discretion to delay payment of the Cash Consideration to Share Scheme Participants who are Ineligible Foreign Dyno Nobel Shareholders until the Nominee pays the Net Scrip Proceeds. In these circumstances, no interest will be paid on or in relation to that Cash Consideration. Dyno Nobel, Incitec Pivot and the Nominee give no assurances as to the price that will be achieved for the sale of Incitec Pivot shares as described above. The Net Scrip Proceeds that Ineligible Overseas Shareholders receive may be more or less than the current market value of Incitec Pivot Shares as at the date of this Scheme Booklet.

The Net Scrip Proceeds will be paid by making a deposit into your nominated bank account with the Dyno Nobel Registry as at the Scheme Record Date. If you have not previously notified the Dyno Nobel Registry of your nominated bank account or would like to change your existing nominated bank account, you should visit the self service site (www-au.computershare.com/investor) and complete your own entry or contact the Dyno Nobel Registry on 1800 502 497 (within Australia) or +61 3 9415 4288 (outside Australia) prior to the Scheme Record Date. If you do not have a nominated bank account with the Dyno Nobel Registry on the Scheme Record Date, you will be sent a cheque for the Net Scrip Proceeds. If any Ineligible Foreign Dyno Nobel Shareholder's whereabouts are unknown as at the Scheme Record Date, the Net Scrip Proceeds will be paid into a separate bank account and held until claimed or applied under laws dealing with the unclaimed moneys.

Full details of this process are contained in clause 5.9 of the Share Scheme (which is set out as Annexure D). As at the date of this Scheme Booklet, Dyno Nobel and Incitec Pivot expect that all Dyno Nobel Shareholders whose addresses on the Dyno Nobel Share Register at the Scheme Record Date are in jurisdictions outside Australia and its external territories, New Zealand, the United States of America, Hong Kong, Singapore or the United Kingdom will be Ineligible Foreign Dyno Nobel Shareholders.

1.20 Existing shareholder instructions to Dyno Nobel

Except to the extent a Dyno Nobel Shareholder has provided binding instructions or notifications to Incitec Pivot as a holder of Incitec Pivot Shares, all Dyno Nobel Shareholder Instructions will, to the extent permitted by law, from the Scheme Record Date be deemed to be new binding instructions or notifications to, and accepted by, Incitec Pivot in respect of New Incitec Pivot Shares.

1.21 Effects of rounding and warning against share splitting

All entitlements to New Incitec Pivot Shares will be rounded up or down to the nearest whole number of New Incitec Pivot Shares (with any fractional entitlement of 0.5 being rounded up) in order to avoid fractions of New Incitec Pivot Shares. If Incitec Pivot reasonably believes that a Share Scheme Participant has dealt with Dyno Nobel Shares (including splitting or dividing a shareholding) in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Share Scheme Participant's entitlement to the Scheme Consideration, then any fractional entitlement will be aggregated or rounded down to the next whole number of New Incitec Pivot Shares.

1.22 Conduct of business

Notwithstanding the Proposal, the Dyno Nobel Group will continue to conduct its business in the ordinary and proper course, including making acquisitions and disposals, although within the limitations imposed by the Scheme Implementation Agreement.

1.23 Obtaining further information

Answers to various frequently asked questions in relation to the Scheme are set out in the section headed "Frequently asked questions" on page 23 of this Scheme Booklet.

For further information, you can call the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday. If you are in any doubt about anything in this Scheme Booklet, contact your financial, legal, taxation or other professional adviser.


dnx
INDONESIA

Section 2

Profile of Dyno Nobel

2.1 Introduction and recent history

Dyno Nobel's principal activities are manufacturing and distributing commercial explosives and related products and services in North America and the Asia Pacific region. In North America, Dyno Nobel is the only fully integrated manufacturer and provider of a complete range of explosives, accessories and related services and holds a leading market share. In the Asia Pacific region, Dyno Nobel offers a full range of explosives products and services, primarily selling to large global resources companies.

Dyno Nobel Limited was incorporated in Australia on 4 January 2006 and was listed on ASX on 7 April 2006. This followed a corporate restructure in December 2005, when Industri Kapital, a European private equity firm and then owner of Dyno Nobel, sold Dyno Nobel Holdings ASA and all its joint venture interests to a consortium led by Macquarie Bank. Dyno Nobel Holdings ASA's businesses in Europe, Africa, Latin America and Asia, including some joint venture interests (except DetNet South Africa in South Africa), were divested, leaving those businesses in Australia, USA, Canada, the DetNet joint venture and CMMPM Mexico in Mexico, which together form the core of Dyno Nobel today.

In December 2006 Dyno Nobel was included in the S&P/ASX 100 for the first time.

2.2 Business overview

Dyno Nobel's core business is producing and distributing commercial explosives. Commercial explosives perform mechanical work such as excavation and dislodging or fragmenting rocks.

The main type of explosives products include:

- Ammonium nitrate (***AN***) – bulk explosives, AN prill and solution and ammonium nitrate fuel oil (***ANFO***) mixtures; and
- Emulsions – water resistant explosives, for use in wet boreholes, produced by blending AN, oils and emulsifiers to create a thickened mixture.

Dyno Nobel also manufactures initiation systems (***IS***) and related components which are used to initiate the detonation of explosive materials in a safe and controlled environment. There are three main categories of IS in use today:

- Electric IS – where the initiation charge within the detonator is triggered via an electrical impulse. These products were developed in the 1930s and have largely been replaced by non-electric detonators in major Western markets. Electric detonators are still used for limited specific applications and in developing markets due to their low per unit cost;
- Non-electric IS – where the initiation charge is triggered by a shock wave travelling through the inside of an explosive-lined shock tube. Non-electric detonators were developed in the late 1970s and offer a number of benefits, including ease of use, flexibility, improved safety and a higher degree of blast timing accuracy; and
- Electronic IS – these systems use microchip technology to achieve higher levels of blast timing accuracy than the older technologies.

Dyno Nobel's current operational footprint spans approximately 300 sites, including manufacturing facilities, distribution centres, bulk emulsion facilities, research laboratories and offices, predominantly across North America and the Asia Pacific region. Recent acquisitions and organic growth opportunities have also allowed Dyno Nobel to re-enter certain high growth markets that it had previously exited as part of the December 2005 restructure. These include Africa, China, Indonesia and Papua New Guinea.

Dyno Nobel is the market leader (by revenue) in North America, the largest explosives market in the world. Dyno Nobel is also the number two explosives supplier in Australia, the third largest explosives market in the world.

2.3 Manufacturing facilities

Dyno Nobel has an extensive and valuable portfolio of manufacturing assets in North America, including six AN production facilities, 23 bulk emulsion production facilities and seven packaged explosives manufacturing sites. Dyno Nobel also has access to a further 16 bulk emulsion facilities through its joint venture partners.

In Australia, Dyno Nobel sources the majority of its AN requirements from CSBP Ltd (a wholly-owned subsidiary of Wesfarmers Ltd), and via swap arrangements with Orica Ltd. Dyno Nobel also owns a 50% interest in QNP, a joint venture with CSBP Ltd, which sells primarily into the Queensland market. In addition, Dyno Nobel owns four bulk emulsion facilities and an initiation systems facility in the Asia Pacific region, and is currently introducing a bulk emulsion facility to support a new customer contract in Papua New Guinea.

2.4 Customers

Within North America, Dyno Nobel's customer base is diverse in terms of the number of customers, their industries and the geographic location of their operations. Key end markets include quarry and construction, coal mining, metals mining, seismic activities and the agricultural sector. Dyno Nobel management estimates that Dyno Nobel's top 15 customers in North America account for just 25% of regional revenue. Peabody Energy Corp, one of the world's major coal companies, is Dyno Nobel's largest customer.

In the Asia Pacific region, Dyno Nobel's top 15 customers are predominantly large coal, iron ore, gold and other metal mining companies and account for approximately 75% of regional revenue.

2.5 Distribution

In North America, Dyno Nobel sells its products through a range of distribution channels including direct-to-customer, joint venture and independent distributors which span manufacturing, seismic, IS and drill and blast operations. These channels give Dyno Nobel access to local expertise, market knowledge and distribution capacity. Dyno Nobel owns a fleet of specially constructed trucks which are used to transport the majority of its products to customers.

In the Asia Pacific region, Dyno Nobel predominantly sells directly to its customer base, w th transportation to customers subcontracted to third parties.

2.6 Major projects

(a) Project Imagine

In December 2007, Dyno Nobel announced to ASX details of its continuous improvement program, Project Imagine. Phase 1 of Project Imagine is expected to deliver significant sustainable EBITDA improvements by 31 December 2010 from supply chain improvements, operational efficiencies, sales and service enhancements, and the optimisation of its core asset base. The second component of Project Imagine, Phase 2, comprises 70 discrete manufacturing and product cost reduction initiatives that Dyno Nobel management estimates will deliver additional EBITDA benefits from FY2010.

(b) Capacity expansions

Dyno Nobel is currently undertaking an expansion of AN capacity at its Cheyenne Plant in Wyoming, USA. Additional AN volumes at the Cheyenne Plant will predominantly be sold into the fertiliser market in the short to medium term and will be further supported by increased demand for explosives from the Powder River Basin coal market. The project will increase production capacity by 200,000 short tons per year of AN solution and is scheduled for completion in mid-2008 at an estimated capital cost of US$88 million. This capital cost includes a US$14 million contribution toward a prill tower which may be completed as a second stage of the expansion.

Dyno Nobel, in conjunction with its joint venture partner, CSBP Ltd, is also undertaking a de-bottlenecking at the QNP ammonium nitrate plant in Moura, Queensland which is expected to deliver an incremental 30,000 tonnes of AN into the Australian market. Project completion is targeted for December 2008.

(c) Moranbah project

In February 2007, Dyno Nobel announced plans to proceed with the construction of a 330,000 tonne per annum AN plant at Moranbah, Queensland. However, given project delays and the difficulty in reliably forecasting project costs, Dyno Nobel indefinitely suspended the project in December 2007 as the project no longer met Dyno Nobel's internal financial criteria. Since then, Dyno Nobel has continued to evaluate options for a sale of the assets or a project restart. Any decision to restart the project would require de-risking of Dyno Nobel's position and confirmation that a project at Moranbah would meet Dyno Nobel's internal financial criteria. As part of its evaluation, Dyno Nobel received a new proposal from a third party construction group (being an alliance between United Group Resources, Bilfinger Berger and BGC Contracting) to determine whether they could work with Dyno Nobel to develop a proposal for a Moranbah project that would give greater clarity and certainty in relation to completion costs and the level of risk/reward sharing. The Dyno Nobel Board recently approved spending of A$15.5 million on project options to allow engineering, design and other viability studies to be undertaken in the period up to 30 April 2008. Further expenditure commitments may be made by the Dyno Nobel Board after that period having regard to a range of factors (including availability of funding and discussions with customers).

Supply options also continue to be evaluated in the event that the project is not restarted. Please refer to section 5.1(c)(iii) for details of potential risks associated with this project.

2.7 Acquisitions and investments

As part of a post-listing strategic review, Dyno Nobel decided on a carefully planned re-entry into targeted high growth markets that had been exited as part of the December 2005 restructure and sale. The terms of agreements between Dyno Nobel and Orica Ltd stipulated that Dyno Nobel could re-enter territories under another brand. As a result, a new brand, dnx, was formed and to date, Dyno Nobel has established a presence in Indonesia and Papua New Guinea.

During 2006 and 2007, Dyno Nobel executed 17 acquisitions, including a 29.9% stake in Chinese explosives manufacturer Fabchem China Ltd (announced 16 January 2007, US$31.8 million), 100% of the shares of Le Groupe, Castonguay Inc, the largest drilling and blasting company in Canada (announced 28 March 2007, US$43 million) and a 50% stake in Sasol Dyno Nobel, a South African initiation systems manufacturer (announced 27 April 2007, US$34.5 million).

As an ongoing part of its business, Dyno Nobel continues to actively pursue acquisition opportunities and has a targeted shortlist for further review.

2.8 Board of Directors

The Dyno Nobel Board consists of seven members, including six Non-Executive Directors:

(a) Mr Geoff Tomlinson BEc
Non-Executive Chairman

Age 60, appointed as Chairman in February 2006

Mr Tomlinson has 29 years' experience with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

He is Chairman of National Wealth Management Holdings Ltd, a fully owned subsidiary of National Australia Bank Ltd, Chairman of Programmed Maintenance Services Ltd, a director of National Australia Bank Ltd, former Chairman of Funtastic Ltd, former Chairman of Reckon Ltd, former Deputy Chairman of Hansen Technologies Ltd and former director of Mirrabooka Investments Ltd.

(b) Mr David Wills BComm, FCA
Non-Executive Director

Age 60, appointed August 2006

Mr Wills is a Chartered Accountant and was an audit partner with PricewaterhouseCoopers for 25 years. He was the Deputy Chairman of PricewaterhouseCoopers Australia for four years until 2004.

He is a director of Clover Corporation Ltd, Washington H Soul Pattison and Company Ltd, Souls Private Equity Ltd, Lumley General Insurance Ltd, Wesfarmers Federation Insurance Ltd and Australian International Insurance Ltd. He is also Chairman of the Board of Governors of the Sir David Martin Foundation.

(c) Mr Rodney Keller BE (Mech) FIEA
Non-Executive Director

Age 65, appointed February 2006

Mr Keller has over 36 years of commercial knowledge and experience. He was Managing Director of GPU International Australia Pty Ltd from 1995 to 1999 and Chief Executive Officer of GPU PowerNet and GPU GasNet from 1999 to 2000.

He is a director of the Australian group companies of Norfolk Ltd, director of Macquarie Communications Infrastructure Ltd, director of Macquarie Communications Infrastructure Management Ltd, former Chairman of GasNet Australia Ltd and a former director of National Electricity Code Administrator (NECA). He is also a fellow of the Institute of Engineers Australia (FIEA).

(d) Mr Ralph Harnett BSC, MBA
Non-Executive Director

Age 60, appointed February 2006

Mr Harnett has extensive international experience in the strategic management and leadership of large corporations. He has a strong understanding of Dyno Nobel's products and services, including explosives technology and blasting services.

He is director of Krannert School of Business Purdue University, formerly President and Chief Executive Officer of Ensign-Bickford Industries Inc and former director of Connecticut Business and Industry.

(e) Mr John (Jock) Muir CA
Non-Executive Director

Age 64, appointed February 2006

Mr Muir has over 20 years' experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates.

He is a member of the Institute of Chartered Accountants of Scotland and a member of the Institute of Chartered Accountants in Australia.

(f) Mr David Walsh LLB
Non-Executive Director

Age 68, appointed February 2006

Mr Walsh is an experienced corporate and commercial lawyer and company director. Until 2005, he was a Senior Partner of Mallesons Stephen Jaques.

He is Chairman of Templeton Global Growth Fund Ltd, a director of Macquarie Infrastructure Investment Management Ltd and former director of PaperlinX Ltd.

(g) Mr Peter Richards BComm
Managing Director & Chief Executive Officer

Age 49, appointed as Chief Executive Officer in December 2005 and as Executive Director in February 2006

Mr Richards has over 17 years' experience in the explosives industry. Prior to joining Dyno Nobel, he held various positions with Wesfarmers Ltd and British Petroleum. He joined Dyno Nobel's Australian operations in 1991. In 2000 Mr Richards was appointed Senior Vice President of Dyno Nobel Asia Pacific and in 2002, Senior Vice President of Dyno Nobel North America.

2.9 Dyno Nobel securities

As at 16 April 2008, Dyno Nobel had on issue:

(a) 820,025,840 Dyno Nobel Shares;

(b) 23,523,072 Dyno Nobel Options; and

(c) 3,000,000 Dyno Nobel SPS with a face value of A$100 each.

2.10 Substantial shareholders

Dyno Nobel's substantial shareholders as disclosed to ASX as at 16 April 2008 (adjusted for the exact number of shares held by Incitec Pivot) are set out below.

Dyno Nobel substantial shareholders

Shareholder	Dyno Nobel Shares	% of Total Dyno Nobel Shares
Incitec Pivot Limited	107,859,780	13.2[13]
Commonwealth Bank of Australia and its subsidiaries	70,591,931	8.6
Tradewinds Global Investors LLC	70,218,125	8.6
UBS Nominees Pty Ltd and its related bodies corporate	68,139,631	8.3
Macquarie Group Ltd and its controlled bodies corporate	48,973,400	6.0

As at 16 April 2008, the following table represents the distribution of Dyno Nobel Shareholders owning Dyno Nobel Shares.

Range of Dyno Nobel Shareholders

Range	Total Dyno Nobel Shareholders	Dyno Nobel Shares	% of Total Dyno Nobel Shares
1–1,000	2,561	1,747,474	0.21
1,001–5,000	3,932	11,521,614	1.41
5,001–10,000	1,575	12,295,241	1.50
10,001–100,000	1,283	28,849,142	3.52
100,001+	118	765,612,369	93.36
Total	**9,469**	**820,025,840**	**100.00**

2.11 Dyno Nobel Financial Information

(a) Basis of preparation

This section contains the following information in relation to Dyno Nobel:

- Summary of pro forma historical results for the years ended 31 December 2006 and 31 December 2007 (Table A);
- Reconciliation of pro forma revenue and profit to reported revenue and profit (Table B); and
- Balance sheet as at 31 December 2007 (Table C).

The above information is referred to collectively as the ***Dyno Nobel Financial Information***.

The Dyno Nobel Financial Information has been derived from the statutory accounts for the years ended 31 December 2006 and 31 December 2007 for Dyno Nobel, which have been adjusted by Dyno Nobel management for certain pro forma adjustments detailed in Table B. In addition, the Dyno Nobel Financial Information is shown both as reported in US$, and converted into A$ to align with Incitec Pivot's reporting currency.

The statutory accounts for the years ended 31 December 2006 and 31 December 2007 have been audited by Deloitte Touche Tohmatsu. Unqualified opinions were provided on each of these accounts. The opinion for the year ended 31 December 2007 included an emphasis of matter in relation to significant uncertainty regarding recoverability of the Moranbah manufacturing facility. Dyno Nobel has assessed the recoverable amount of the Moranbah construction work in progress based on a number of critical assumptions, including the assumption that the project will proceed. The ultimate viability of the project is to a large extent outside the control of Dyno Nobel as it is dependent upon appropriate third party arrangements for construction, pricing and funding. As a result, Dyno Nobel has indicated that there is significant uncertainty as to whether the value of capital work in progress in relation to the Moranbah project can be recovered for the amount stated and as to whether additional obligations will be incurred in relation to committed project costs, site remediation and demobilisation and the costs of meeting committed customer obligations.

Table A summarises the pro forma historical results of Dyno Nobel. It is presented in a summary form and consequently does not contain all of the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act. Further financial information is available in the Dyno Nobel 2006 and 2007 statutory accounts. These accounts also set out Dyno Nobel's significant accounting policies during that period. These accounts may be viewed on Dyno Nobel's website (www.dynonobel.com).

The financial information in this section should be read in conjunction with the risk factors, set out in section 5, and other information contained in this Scheme Booklet.

13 This figure is derived from Incitec Pivot's shareholding in Dyno Nobel as at 16 April 2008 (as disclosed in section 8.3 of this Scheme Booklet).

(b) Summary of pro forma historical results

Set out in Table A is a summary of the pro forma historical results for Dyno Nobel.

TABLE A – Pro forma historical results of Dyno Nobel ($ million)[1]

	Year ended 31 December 2006 (US$)	Year ended 31 December 2007 (US$)	Year ended 31 December 2006 (A$)[2]	Year ended 31 December 2007 (A$)[3]
Revenue	1,239.3	1,398.8	1,644.6	1,666.7
Share of profit of associates using the equity method	9.1	11.6	12.1	13.8
Expenses	(1,068.7)	(1,178.8)	(1,418.3)	(1,404.6)
EBITDA	**179.7**	**231.6**	**238.4**	**275.9**
Depreciation and amortisation	(34.7)	(51.7)	(46.0)	(61.6)
EBIT	**145.0**	**179.9**	**192.4**	**214.3**
Interest	(23.3)	(26.6)	(30.9)	(31.7)
Profit before tax	**121.7**	**153.3**	**161.5**	**182.6**
Tax	(37.1)	(42.9)	(49.2)	(51.1)
Pro forma profit	**84.6**	**110.4**	**112.3**	**131.5**
Pro forma profit attributable to minority interest – Dyno Nobel SPS	–	8.5	–	10.1
Pro forma profit attributable to members	84.6	101.9	112.3	121.4
Pro forma profit	**84.6**	**110.4**	**112.3**	**131.5**

1 Excludes certain non-recurring items included within Table B.

2 Converted at average exchange rate of A$1.32706:US$1.

3 Converted at average exchange rate of A$1.19155:US$1.

(c) Commentary on the Dyno Nobel historical results

Dyno Nobel's pro forma net profit after tax for the year ended 31 December 2007 was US$110.4 million, up 30.5% on the prior year. Pro forma net profit is before certain non-recurring items specified in Table B, and before the distribution to the holders of Dyno Nobel SPS. Pro forma revenue for the year increased 12.9% to US$1,398.8 million with pro forma EBIT increasing 24.1% to US$179.9 million.

Reported net profit after tax and after non-recurring items was US$42.7 million (2006: US$83.3 million). The reported net profit after tax figure includes a recoverable amount write down of US$52.4 million after tax in relation to Dyno Nobel's AN project in Moranbah, Queensland. Reported net profit after tax and after non-recurring items attributable to members was US$34.2 million after accounting for the distribution to the holders of Dyno Nobel SPS of US$8.5 million.

Dyno Nobel's North American revenues for the year ended 31 December 2007 grew 9.6% to US$1,121.7 million (2006: US$1,023.2 million). Growth was partly affected by a decline in residential housing. This was offset by an increase in demand for Dyno Nobel's urea-based fertiliser products.

Revenue in the Asia Pacific region for the year ended 31 December 2007 was US$277.6 million representing growth of 28.5% over the period (2006: US$216.1 million). Growth was driven by strong demand from the coal and metals sectors and new business wins. The result was also boosted by electronic detonator sales.

For further discussion on the historical financial performance of Dyno Nobel, refer to previous public announcements made to ASX which are available on ASX's website (www.asx.com.au) or Dyno Nobel's website (www.dynonobel.com).

(d) Reconciliation of Dyno Nobel pro forma revenue and profit to the statutory accounts for the years ended 31 December 2006 and 31 December 2007

The pro forma revenue and profit of Dyno Nobel contained in Table A above has been displayed on a pro forma basis (ie to exclude the impact of certain non-recurring items). Table B below reconciles the pro forma revenue and profit of Dyno Nobel to the results reported in the statutory accounts for the years ended 31 December 2006 and 31 December 2007.

TABLE B – Reconciliation of Dyno Nobel pro forma revenue and profit to reported results ($ million)

	2006 (US$)	2007 (US$)
Revenue		
No adjustments have been made to reported revenue.		
Profit		
Reported profit for the year ended 31 December of Dyno Nobel[1]	**83.3**	**42.7**
Less: US Pension curtailment[2]	(5.1)	–
Less: Discontinued business[3]	(2.7)	–
Plus: Restructure costs[4]	4.8	6.0
Plus: Discontinued product line[5]	1.9	–
Plus: Pre-IPO restructure costs[6]	2.4	3.6
Plus: Moranbah write down[7]	–	52.4
Plus: Project Imagine costs[8]	–	3.3
Plus: Business development costs[9]	–	2.4
Pro forma profit for the year ended 31 December of Dyno Nobel[10]	**84.6**	**110.4**
Less: profit attributable to minority interest – Dyno Nobel SPS	–	(8.5)
Pro forma profit for the year ended 31 December attributable to members of Dyno Nobel[11]	**84.6**	**101.9**

1 As per audited financial statements.
2 Benefit arising from a change in the structure of a US defined benefit pension fund.
3 Profit from discontinued business.
4 Restructuring costs of US/Canadian operations of ETI, an acquired business, and to close down packaged explosives plants.
5 Write down of assets/inventory of discontinued product line.
6 Costs associated with the pre-IPO corporate restructure.
7 Partial impairment of capital works in progress.
8 Costs associated with the company-wide efficiency program.
9 Advisory and consulting fees associated with two potentially 'transformational' transactions which were ultimately unsuccessful.
10 As per Table A.
11 As per investor presentation dated 25 February 2008.

(e) Balance sheet as at 31 December 2007

Set out in Table C is a summary balance sheet for Dyno Nobel which has been prepared based on the audited statutory accounts of Dyno Nobel as at 31 December 2007.

TABLE C – Balance sheet of Dyno Nobel ($ million)

	As at 31 December 2007 (US$)	As at 31 December 2007 (A$)[1]
Cash and cash equivalents	40.0	45.6
Trade and other receivables	205.6	234.3
Inventories	131.5	149.8
Other current assets	36.2	41.3
Total current assets	**413.3**	**471.0**
Investments accounted for using the equity method	131.6	150.0
Other financial assets	34.1	38.8
Property, plant and equipment	716.7	816.6
Intangible assets	190.9	217.5
Deferred tax assets	30.2	34.4
Other non current assets	1.3	1.5
Total non-current assets	**1,104.8**	**1,258.8**
Total assets	**1,518.1**	**1,729.8**
Trade and other payables	(225.3)	(256.7)
Interest bearing liabilities	(26.6)	(30.3)
Current tax liabilities	(6.0)	(6.8)
Provisions	(18.6)	(21.1)
Total current liabilities	**(276.5)**	**(314.9)**
Interest bearing liabilities	(628.2)	(715.8)
Provisions	(54.6)	(62.3)
Total non-current liabilities	**(682.8)**	**(778.1)**
Total liabilities	**(959.3)**	**(1,093.0)**
Net assets	**558.8**	**636.8**
Issued capital	(330.9)	(377.0)
Other equity	(10.1)	(11.6)
Reserves	(60.5)	(68.9)
Accumulated losses	99.8	113.7
Parent entity interest	**(301.7)**	**(343.8)**
Minority interest[2]	(257.1)	(293.0)
Total equity	**(558.8)**	**(636.8)**

1 Converted at 31 December 2007 exchange rate of A$1.13947:US$1.

2 Minority interest relates to holders of Dyno Nobel SPS.

2.12 No material change in the financial position of Dyno Nobel

Within the knowledge of the Dyno Nobel Directors (other than as disclosed in this Scheme Booklet), the financial position of Dyno Nobel has not materially changed since 31 December 2007, being the date of the last audited balance sheet of Dyno Nobel sent to Dyno Nobel Shareholders.

2.13 Further information

Dyno Nobel is a 'disclosing entity' (as defined in the Corporations Act) and as such is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require Dyno Nobel to notify ASX of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market conducted by ASX. In particular, Dyno Nobel has an obligation under the Listing Rules (subject to certain limited exceptions) to notify ASX once it is, or becomes, aware of information concerning Dyno Nobel which a reasonable person would expect to have a material effect on the price or value of Dyno Nobel's securities. Further announcements concerning Dyno Nobel will be made available on Dyno Nobel's website (www.dynonobel.com) after the date of this Scheme Booklet.

ASX also maintains files containing publicly available information about entities listed on its exchange. These files for Dyno Nobel can be found on ASX's website (www.asx.com.au).

Dyno Nobel is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Dyno Nobel may be obtained, or inspected, at ASIC offices.

2.14 Right to inspect and obtain copy of Dyno Nobel Option Register

Under the Corporations Act, any Dyno Nobel Optionholder has a right to inspect and to ask for a copy of the Dyno Nobel Option Register kept by Dyno Nobel which contains details of the names and addresses of Dyno Nobel Optionholders and other details regarding the terms of the Dyno Nobel Options. A copy of the Dyno Nobel Option Register will be made available to a Dyno Nobel Optionholder upon request and payment of the prescribed fee under the Corporations Act.

Profile of Incitec Pivot

In accordance with the responsibility statement on the inside front cover of this Scheme Booklet, Incitec Pivot has been solely responsible for preparing the information in this section.

3.1 Introduction and recent history

Incitec Pivot is Australia's largest integrated fertiliser manufacturer and distributor, with a portfolio of manufacturing assets including ammonium phosphate and urea manufacturing operations. It has an extensive fertiliser distribution network across eastern Australia and also trades internationally, through its trading arm, Southern Cross International.

Incitec Pivot's timeline of key historical milestones from its inception in 1919 to today is illustrated below:


Antecedent companies of Incitec established
Merger with Incitec Fertilizers Ltd
Acquisition of SCF and exit of Orica Limited as majority shareholder
Incitec Pivot admitted to the S&P/ASX 100 index
Incitec Pivot announces proposal for Dyno Nobel
1919
1920
2003
2006
2007
Established as The Phosphate Co-operative Company of Australia Ltd
Listed on the Australian Securities Exchange (ASX)
Incitec Pivot admitted to the S&P/ASX 200 index
Incitec Pivot acquires 13.2% stake in Dyno Nobel

In recent years, Incitec Pivot has undergone two company-transforming events: in 2003, Incitec Pivot listed on ASX following the merger with Incitec Fertilizers Limited and, in 2006, it acquired Southern Cross Fertilisers. Both of these transactions formed a strong agri-business with sales revenues in 2007 of A$1.4 billion from the supply of approximately three million tonnes of fertiliser, and operations spanning eastern Australia.

The Incitec Pivot merger created a larger and more geographically diverse company with the addition of nitrogen manufacturing competence, and positioned Incitec Pivot for growth.

The acquisition of Southern Cross Fertilisers from subsidiaries of BHP Billiton Ltd delivered to Incitec Pivot low cost and integrated manufacturing assets. This acquisition positioned Incitec Pivot to take advantage of the global soft commodity Super Cycle which has driven a significant increase in the price of ammonium phosphate fertilisers, the output of Southern Cross Fertilisers, and accordingly in the profitability of Incitec Pivot.

As a result of these successful business integrations and continued organic growth, Incitec Pivot Shareholders have enjoyed excellent returns on a range of measures. As at 16 April 2008, Incitec Pivot was in the top 50 ASX-listed companies, with a market capitalisation of approximately A$8.4 billion. Incitec Pivot was also among the top 10 ASX-listed companies in 2007 in terms of shareholder returns, with total shareholder returns for the financial year ended 30 September 2007 of 242%.

Total Shareholder Return (Annual)



300
250
200
150
100
50
0
-50
TSR %
2003
2004
2005
2006
2007
TSR IPL

EPS and Year End Share Price



500
400
300
200
100
0
-100
EPS A cents
100
75
50
25
0
Year End Share Price A$
2003
2004
2005
2006
2007
EPS
Year End Share Price

IPL Share Price Performance



8,000
7,500
7,000
6,500
6,000
5,500
5,000
S&P/ASX 200 Index
90
80
70
60
50
40
30
20
Share Price A$
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
S&P/ASX 200 Index
IPL Share Price

NPAT and Dividends



250
200
150
100
50
0
NPAT A$m
200
160
120
80
40
0
DPS A cents
2003
2004
2005
2006
2007
NPAT
Dividends

Notes:

A cents = Australian dollar cents;

EPS = earnings per share (including individually material items);

DPS = dividends per share;

NPAT = net profit after tax excluding individually material items; and

TSR = total shareholder return, which is the aggregate of the appreciation in the Incitec Pivot share price and the total dividends declared for the year.

The TSR, EPS and NPAT charts above show data by reference to Incitec Pivot's financial year end of 30 September. Incitec Pivot share price performance shows monthly data up to 30 September 2007, the date of Incitec Pivot's most recent financial year end.

3.2 Business overview

Incitec Pivot's business is based on three core business platforms:

- **Manufacturing**: the operation of six manufacturing facilities, which together generated 81% of Incitec Pivot's EBIT in the financial year ending 30 September 2007;
- **Distribution**: the distribution of fertiliser products through an extensive distribution network in eastern Australia; and
- **Trading**: trading of Incitec Pivot, and third party, fertiliser products both domestically and internationally, and the procurement of raw materials.



Major manufacturing and distribution sites
Distribution sites
Intensive horticulture and sugar
Improved pasture
Broadacre and cotton
Cairns
Townsville
Home Hill
Mackay
Southern Cross Fertilisers:
Phosphate Hill: 975ktpa MAP & DAP
Mt Isa: 1,000ktpa Sulphuric Acid
Townsville: MAP & DAP distribution & export facility
Bundaberg
Gibson Island:
Urea: 280ktpa
Ammonia: 300ktpa
Ammonium Sulphate: 200ktpa
Dalby
Brisbane
Brookstead
Goondiwindi
Moree
Dumaresq
Quirindi
Cockle Creek:
Superphosphate: 250ktpa
Manoora
Port Pirie
Wallaroo
Port Lincoln
Port Adelaide
Forbes
Parkes
Newcastle
Griffith
Yass
Junee
Goulburn
Swan Hill
Kooragang Island:
Bagging & distribution
Keith
Warracknabeal
Naracoorte
Portland
Timboon
Yarram
Buffalo
Geelong:
Superphosphate: 450ktpa
Circular Head
Devonport
Howth
Scottsdale
Deloraine
Longford
Portland:
Superphosphate: 250ktpa


Incitec Pivot
Manufacturing
Distribution
Trading
Phosphate Hill and Mt Isa
Gibson Island
Geelong, Portland and Newcastle
Fertilisers
SUPERFECT
grass fodder hay pasture
BOOSTA
GRANULOCK
Nutrient Advantage
EASY Liquids
Liquifert
GRANAM
CalGran
GreenUrea
BIG N
Industrial Chemicals
Southern Cross International

Note: Product names and logos are trademarks and registered trademarks of Incitec Pivot.

3.3 Manufacturing facilities

Incitec Pivot manufactures a range of fertiliser inputs and products including ammonium phosphates, ammonia, urea, sulphuric acid and superphosphates at six manufacturing sites across eastern Australia. Incitec Pivot is the only domestic manufacturer of ammonium phosphates and urea.

In addition, Incitec Pivot manufactures various industrial chemical products used in water treatment, process manufacturing and other industrial applications.

(a) Phosphate Hill and Mt Isa

Incitec Pivot manufactures ammonium phosphate fertilisers (MAP and DAP) at its Southern Cross Fertilisers' plants in north-west Queensland.

Phosphate Hill is a recently constructed manufacturing operation with a nameplate capacity of 975,000 tonnes per year. It is located 900 km west of Townsville where Incitec Pivot operates export and warehouse facilities.

Phosphate Hill is uniquely positioned, combining world-class and low cost manufacturing plants, its own phosphate rock reserve and ammonia production from gas sourced from long-term gas supply agreements.

Phosphate Hill is complemented by a world-scale sulphuric acid plant at Mt Isa, located 160 km north of Phosphate Hill. The plant manufactures sulphuric acid, an essential ingredient in the manufacture of ammonium phosphates.

(b) Gibson Island

Incitec Pivot produces ammonia, urea and ammonium sulphate at Gibson Island, Brisbane, in south-east Queensland.

The Gibson Island plant has capacity to manufacture 300,000 tonnes a year of ammonia, 280,000 tonnes a year of urea and 200,000 tonnes per year of ammonium sulphate. The location of this plant, by virtue of its proximity to its domestic end markets, aids its cost-competitive position. In addition, production costs are underpinned by competitive long-term gas supply arrangements.

(c) Geelong, Portland and Newcastle

Incitec Pivot is a major manufacturer of superphosphate fertilisers in Australia. It has three superphosphate plants, one at Geelong, Victoria, with capacity to manufacture 450,000 tonnes per year; another at Portland, Victoria, with capacity to manufacture 250,000 tonnes per year; and a third in Newcastle, New South Wales, also with capacity to manufacture 250,000 tonnes per year.

Incitec Pivot has announced its intention to close the Newcastle plant by September 2009 to allow for environmental site remediation and development.

3.4 Distribution

Incitec Pivot's Australian-manufactured and imported fertiliser products are sold through a comprehensive eastern Australian distribution network, comprising independent distributors, Incitec Pivot agents, and corporate distributors including Elders Ltd, Landmark Rural Holdings Pty Ltd, Graincorp Ltd and Ruralco Holdings Pty Ltd.

The combination of Incitec Pivot's distribution assets throughout the east coast of Australia and its extensive field sales force, quality products and services gives Incitec Pivot a leading market position in fertilisers in eastern Australia.

Incitec Pivot also offers agronomic services, as well as operating a National Association of Testing Authorities accredited soil, plant and water testing laboratory.

3.5 Trading

Established as a wholly-owned subsidiary in 2007, Southern Cross International is Incitec Pivot's trading arm focused on sales to Australian distributors and importers of fertilisers and export sales to Asia Pacific, the Indian subcontinent, Indo-China and Latin America.

Southern Cross International markets products from Incitec Pivot's manufacturing plants, trades in products manufactured by other fertiliser manufacturers, and procures raw materials for Incitec Pivot's manufacturing plants.

3.6 Incitec Pivot strategy

Incitec Pivot aims to generate competitive returns for shareholders through a business strategy which is underpinned by strong financial discipline. The strategy is based on four key principles, the interaction of which creates a perpetual cycle; scale creates the opportunity for further efficiencies which, in turn, generate growth opportunities. The key principles and their interaction is illustrated in the following diagram:


Lowest
Cost Base
Own the
Product
Trade
Supply
Chain

Underpinned by strong financial discipline

(a) Lowest Cost Base
Incitec Pivot engages in a continuous drive for high productivity, greater efficiency and cost control in every aspect of its business to achieve the lowest cost base.

Project Tardis, Incitec Pivot's original business efficiency program, has been embedded throughout Incitec Pivot's operations and has become a core competency. Continuous business efficiency improvements are driven through the individual management of specific projects overseen by Incitec Pivot's project office which provides a disciplined and focused approach.

The Project Tardis business efficiency program has delivered maintainable business efficiency benefits in excess of A$130 million per annum.

(b) Own the Product
Incitec Pivot's core competence is in low cost manufacturing and engineering, particularly in relation to nitrogen chemistry. Incitec Pivot's low cost manufacturing assets underpin its downstream distribution and trading activities.

(c) Trade
Incitec Pivot is actively growing and expanding its trading business, Southern Cross International, by developing domestic, regional and global trading in Incitec Pivot's manufactured products and those sourced from other manufacturers.

The trading business adds value to the Incitec Pivot business by generating trading income, sourcing cost-competitive raw materials and fertiliser products and through the diversification of Incitec Pivot's customer base.

In relation to its Australian distribution business, Incitec Pivot's strategy is to be the leading rural provider of agricultural fertilisers and specialist plant nutrition advice. Incitec Pivot achieves this by offering an extensive range of fertiliser products and services to meet the diverse needs of the different agricultural segments.

(d) Supply Chain
Incitec Pivot actively strives to optimise its logistics and distribution operations, in order to decrease its cost base and drive long-term financial gains. To date, this supply chain focus has enabled Incitec Pivot to achieve reductions in trade working capital in excess of A$150 million since 2005.

(e) Incitec Pivot's performance culture
Incitec Pivot's success and the execution of its strategy are driven by a performance culture based on a set of corporate values created by Incitec Pivot employees. The values underpin the high standards by which Incitec Pivot operates.

'Own.Breakout.Deliver' encapsulates Incitec Pivot's values.



OwnBreakoutDeliver

'Own' captures the values:

- Treat the Business as Our Own;
- Value People – Respect, Recognise and Reward;
- Zero Harm for Everyone, Everywhere; and
- Caring for the Community and Our Environment.

'Breakout' identifies the opportunity to:

- Challenge and Improve the Status Quo.

'Deliver' captures the philosophy that we will:

- Deliver on Our Promises.

3.7 Acquisitions and investments

Incitec Pivot has a demonstrated track record in successfully integrating mergers and acquisitions, including the extraction of synergies and efficiency gains:

- The merger with Incitec Fertilizers Limited in June 2003 which generated synergies of A$50.6 million;
- The acquisition of Southern Cross Fertilisers in August 2006. The acquisition debt from the acquisition of Southern Cross Fertilisers from BHP Billiton in 2006 was retired from operating cash inflows in less than one year after the acquisition; and
- Management of the Project Tardis efficiency program which has delivered maintainable business efficiency benefits in excess of A$130 million per annum.

Incitec Pivot is currently evaluating expansion opportunities at two of its major manufacturing facilities, Phosphate Hill and Gibson Island, which have favourable long-term feedstock positions (natural gas, phosphate rock and sulphur). Outside of Australia, Incitec Pivot is evaluating a range of nitrogen and phosphate opportunities. These opportunities could include joint venture arrangements where considered beneficial and prudent, as well as potential investments in low cost, high capital productivity environments such as China and South East Asia. All such opportunities will only be pursued on confirmation of meeting Incitec Pivot's strict financial criteria.

3.8 Board and management

The Board of Directors

The Incitec Pivot Board consists of seven members, including five Non-Executive Directors:

(a) Mr John Watson AM, MAICD
Non-Executive Chairman

Age 58, appointed as a Non-Executive Director in December 1997, and as Chairman in January 1998

Mr Watson is the inaugural Chairman of the Export Wheat Commission, Chairman of the Co-operative Research Centre for Innovative Dairy Products, Chairman of Tasman Farms Ltd and Governor of Van Diemen's Land Company, a director of Tassal Group Ltd, Councillor of the Royal Agricultural Society of Victoria and a member of the Rabobank Food and Agribusiness Advisory Board for Australia and New Zealand. He is also a past Deputy President of the National Farmers' Federation, former Chairman of PrimeSafe and a former Non-Executive Director of Rural Press Ltd. In 2004, he was awarded a Membership in the Order of Australia for services to the agricultural and food production sectors. In 2006, he was the recipient of the inaugural Rabobank Leadership Award.

(b) Mr Brian Healey FAICD, FAIM
Non-Executive Director, Deputy Chairman

Age 74, appointed June 2003

Mr Healey is Chairman of Centro Properties Group and Centro Retail Ltd. He is a former director of Orica Ltd and Fosters Brewing Group Ltd, a former Senior Vice President of Nabisco Inc. and Sara Lee Corporation, a former Chairman of Biota Holdings Ltd, and a former Chief Executive of Nicholas Kiwi Ltd.

(c) Mr Allan McCallum DipAgScience, FAICD
Non-Executive Director

Age 58, appointed December 1997

Mr McCallum is Chairman of Tassal Group Ltd and CRF Foods (Vic) Pty Ltd, and he is a director of Medical Developments International Ltd. He is a former director of Graincorp Ltd and a former Chairman of Vicgrain Ltd.

(d) Mr Anthony Larkin FCPA, FAICD
Non-Executive Director

Age 65, appointed June 2003

Mr Larkin is a director of Corporate Express Australia Ltd, Zinifex Ltd and Eyecare Partners Ltd. Mr Larkin was previously Executive Director Finance of Orica Ltd, Chairman of Incitec Ltd and Chairman of Ausmelt Ltd. During his career with BHP Ltd, which spanned 38 years, he held the position of Group Treasurer and prior to that he held senior finance positions in its steel and minerals businesses and various senior corporate roles. From 1993 to 1997, he was seconded to Foster's Group Ltd as Senior Vice President Finance and Investor Relations. Until early 2006, he was a Commissioner of the Victorian Essential Services Commission.

(e) Mr John Marlay BSc, FAICD
Non-Executive Director

Age 59, appointed December 2006

Mr Marlay is Chief Executive Officer and Managing Director of Alumina Ltd. He is a director of Alcoa of Australia Ltd, Alcoa World Alumina LLC and the Business Council of Australia. He is also Deputy Chairman of Alcoa World Alumina and Chemicals Strategic Council, and is Chairman of the Australian Aluminium Council. He has formerly held executive positions with, and been a director of, Esso Australia Ltd, James Hardie Industries Ltd, Pioneer International Group Holdings and Hanson plc.

(f) Mr Julian Segal BSc, MBA
Managing Director & Chief Executive Officer

Age 52, appointed June 2005

Mr Segal has extensive experience in the explosives and mining industries. Immediately prior to joining Incitec Pivot, Mr Segal was Manager of Strategic Market Planning for Orica Ltd. He joined Orica Ltd in 1999 and held various senior management positions including General Manager, Australia/Asia Mining Services and Senior Vice President – Marketing for Orica Mining Services globally and, at that time, was based in the United States.

(g) Mr James Fazzino BEc(Hons), CPA
Finance Director & Chief Financial Officer

Age 41, appointed July 2005

Mr Fazzino was appointed as Chief Financial Officer in May 2003 on the merger with Incitec Fertilizers Limited and was appointed to the Board as an Executive Director in 2005. Mr Fazzino has extensive financial and investor relations experience, and prior to joining Incitec Pivot he held several senior business financial roles with Orica Ltd, including Project Leader of Orica's group restructure in 2001 and Chief Financial Officer for the Orica Chemicals group. Immediately before joining Incitec Pivot, he was Orica Ltd's Investor Relations Manager.

3.9 Executive team

Incitec Pivot's executive team comprises:

(a) Mr Julian Segal BSc, MBA
Managing Director & Chief Executive Officer

Mr Segal's profile is set out above under the heading "Incitec Pivot Board".

(b) Mr James Fazzino BEc(Hons), CPA
Finance Director & Chief Financial Officer

Mr Fazzino's profile is set out above under heading "Incitec Pivot Board".

(c) Mrs Kerry Gleeson LLB(Hons) (admitted as a lawyer in England and Wales (1991) and Victoria (2001))
General Counsel & Company Secretary

Age 41, appointed February 2004

Mrs Gleeson has extensive experience as a corporate finance lawyer and joined Incitec Pivot as General Counsel and Company Secretary in February 2004. In her role, Mrs Gleeson also manages corporate affairs. Prior to joining Incitec Pivot, Mrs Gleeson had extensive private practice experience in IPOs, international mergers and acquisitions, equity markets, financing and restructuring, while practising in both Australia, with Blake Dawson and, prior to emigrating in 1999, as a partner of English law firm, Halliwell Landau (now Halliwells LLP).

(d) Mr Daryl Roe BSc
General Manager Strategy and Business Development

Age 46, appointed January 2004

Mr Roe joined Incitec Pivot from Orica Ltd where he held various commercial and business management roles over a 20 year period. Prior to joining Incitec Pivot, Mr Roe's last role was with Orica Mining Services as General Manager East Australia and Pacific, covering the commercial and operational responsibilities for the eastern Australia, Papua New Guinea, New Zealand and Pacific Islands regions. Within Incitec Pivot, he has previously held the roles of General Manager Commercial and General Manager Planning.

(e) Mr Bernard Walsh BE(Mech), MIEAust CPEng
General Manager Operations

Age 51, appointed April 2005

Mr Walsh has extensive manufacturing experience in petrochemicals, chemicals and mining services. Mr Walsh joined Incitec Pivot from Orica Ltd where he held a variety of roles from 1987, including General Manager of Initiating Explosives Systems (IES) until 2003. IES was a joint venture between Orica Ltd and Ensign Bickford Industries Inc. and manufactured a full range of initiating systems at its Helidon, Queensland, and Deer Park, Melbourne, sites.

(f) Mr Alan Grace BScChemEng, MIChemE
General Manager Chemicals

Age 45, appointed June 2006

Mr Grace joined Incitec Pivot on the merger with Incitec Fertilizers Limited, having commenced with Incitec Ltd in 2000. Mr Grace has extensive experience in the construction and operation of chemical and petrochemical manufacturing facilities, including as the principal design engineer with Orica Ltd in connection with its ammonium nitrate plants in Queensland and as Initiating Systems Product Manager for the then Orica Explosives in Australia. As General Manager Chemicals, he is responsible for managing the Chemicals Business Unit and pursuing nitrogen and phosphate opportunities in new geographics including China and South East Asia.

(g) Mr James Whiteside BAgricSc, GradDipBusAdmin
General Manager Supply Chain and Trading

Age 47, appointed June 2006

Mr Whiteside joined Incitec Pivot (then known as Pivot Ltd) in 1992, following extensive experience in agricultural companies and consulting. Since joining Incitec Pivot, Mr Whiteside has held a number of senior management roles, most recently as Group Procurement Manager. As General Manager Supply Chain and Trading, he is responsible for Southern Cross International and its international and domestic trading business.

(h) Mr Paul Barber
General Manager Australian Fertilisers

Age 44, appointed September 2007

Mr Barber has extensive experience in the agriculture industry. Prior to his appointment to Incitec Pivot he held various executive roles within Elders Ltd, including General Manager Merchandise, Group General Manager Operations and Group General Manager Client Services. As General Manager Australian Fertilisers, he is responsible for domestic fertiliser sales to Incitec Pivot's extensive distribution network across eastern Australia.

(i) Mr Kevin Lynch BSocSc, MBA
General Manager Human Resources

Age 52, appointed February 2008

Mr Lynch has extensive experience in the chemicals and explosives industries. Mr Lynch worked with ICI Australia, then Orica Ltd for over 14 years, in senior human resource roles in the chemicals and explosives divisions and for a six year period was the General Manager of Human Resources for the Orica Ltd group.

3.10 Incitec Pivot securities

As at 16 April 2008, Incitec Pivot had on issue 50,423,885 Incitec Pivot Shares.

3.11 Substantial shareholders

Incitec Pivot's substantial shareholders as disclosed to ASX as at 16 April 2008 as set out below.

Incitec Pivot substantial shareholders

Shareholder	Incitec Pivot Shares	% of Total Ordinary Shares
Barclays Group	3,836,050	7.6
AXA SA, AXA Asia Pacific Holdings Ltd and various bodies corporate controlled by AXA and AXA APH	3,658,943	7.3
Merrill Lynch and Co., Inc	3,124,644	6.2
UBS Nominees Pty Ltd and its related bodies corporate	3,015,344	6.0

As at 16 April 2008, the following table represents the distribution of Incitec Pivot Shareholders owning Incitec Pivot Shares.

Range of Incitec Pivot Shareholders

Range	Total Incitec Pivot Shareholders	Incitec Pivot Shares	% of Total Ordinary Shares
1–1,000	30,716	7,594,289	15.06
1,001–5,000	1,919	3,364,301	6.67
5,001–10,000	87	592,282	1.17
10,001–50,000	56	1,308,559	2.60
50,001–100,000	11	800,112	1.59
100,001+	29	36,764,342	72.91
Total	**32,818**	**50,423,885**	**100.00**
Unmarketable Parcels	138	223	0.00

3.12 Incitec Pivot Financial Information

(a) Basis of preparation

This section contains the following information in relation to Incitec Pivot:

- Summary of pro forma historical results for the years ended 31 December 2006 and 31 December 2007 (Table A);
- Reconciliation of pro forma revenue and profit to reported revenue and profit (Table B); and
- Balance sheet as at 30 September 2007 (Table C).

The above information is referred to collectively as the ***Incitec Pivot Financial Information***.

The Incitec Pivot Financial Information has been derived from the statutory accounts for the years ended 30 September 2006 and 30 September 2007 of Incitec Pivot, which have been adjusted by Incitec Pivot management for certain pro forma adjustments detailed in Table B. In addition, the income statement has been adjusted to illustrate performance on a 31 December year end basis using three months of unaudited management accounts to align with the financial year end of Dyno Nobel.

The statutory accounts for the years ended 30 September 2006 and 30 September 2007 have been audited by KPMG, who has issued unmodified opinions for each of these accounts.

Table A summarises the pro forma historical results of Incitec Pivot. It is presented in a summary form and consequently does not contain all of the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act. Further financial information is available in the Incitec Pivot 2006 and 2007 statutory accounts. These accounts also set out Incitec Pivot's significant accounting policies during these periods. These accounts may be viewed on Incitec Pivot's website (www.incitecpivot.com.au).

The financial information in this section should be read in conjunction with the risk factors set out in section 5, and other information contained in this Scheme Booklet.

The Incitec Pivot Financial Information contained in this section has been reviewed by PricewaterhouseCoopers Securities Ltd whose Investigating Accountant's Report relating to the Incitec Pivot Financial Information is included in Annexure A.

(b) Summary of the pro forma historical results

Set out in Table A is a summary of the pro forma historical results for Incitec Pivot.

TABLE A – Pro forma historical results of Incitec Pivot (A$ million)[1]

	Year ended 31 December 2006	Year ended 31 December 2007
Revenue	1,140.4	1,429.3
Expenses[2]	(960.3)	(1,042.0)
EBITDA	**180.1**	**387.3**
Depreciation and amortisation	(34.5)	(36.1)
EBIT	**145.6**	**351.2**
Interest	(19.7)	(37.3)
Profit before tax	**125.9**	**313.9**
Tax	(34.5)	(89.7)
Pro forma profit	**91.4**	**224.2**

1 Excludes certain non-recurring items included within Table B.

2 Net of other income.

(c) Commentary on the Incitec Pivot historical results

A transformed Incitec Pivot delivered pro forma net profit after tax of A$224.2 million for the year ended 31 December 2007, a 145.3% increase on the prior year (2006: A$91.4 million). Pro forma net profit after tax is before certain non-recurring items specified in Table B. Pro forma revenue for the year increased 25.3% to A$1,429.3 million with pro forma EBIT increasing 141.2% to A$351.2 million.

The strong result was driven by internally generated efficiency benefits from Project Tardis, a full year contribution from Southern Cross Fertilisers, strong global fertiliser prices and the establishment of Southern Cross International. These factors were partially offset by severe drought conditions in the Australian market that impacted domestic sales volumes, appreciation in the Australian dollar and the Gibson Island scheduled maintenance outage, 'Reset 2007'.

With respect to Project Tardis, Incitec Pivot has now delivered maintainable business efficiency benefits in excess of A$130 million per annum, significantly in excess of the initial targeted benefits. In addition, Incitec Pivot has delivered cash benefits in excess of A$150 million since 2005 from tighter working capital management.

Southern Cross Fertilisers was acquired by Incitec Pivot on 1 August 2006. Integration has been executed successfully with production and cash cost targets achieved ahead of schedule. Production for the year ended 30 September 2007 was 978kt, in excess of nameplate capacity of 975kt.

Borrowing costs for the year ended 31 December 2007 were up A$17.6 million to A$37.3 million (2006: A$19.7 million). The increase reflects higher debt levels following Incitec Pivot's selective buy-back of Orica Ltd's 13.5% holding in 2006, the acquisition of Southern Cross Fertilisers in 2006 and the purchase of a 13.2% strategic stake in Dyno Nobel in 2007.

For further discussion of the historical financial performance of Incitec Pivot, refer to previous public announcements made to ASX which are available on ASX's website (www.asx.com.au) or on Incitec Pivot's website (www.incitecpivot.com.au).

(d) Reconciliation of Incitec Pivot pro forma revenue and profit to the statutory accounts for the years ended 30 September 2006 and 30 September 2007

The pro forma revenue and profit of Incitec Pivot contained in Table A in section 3.12(b) has been displayed on a pro forma basis (ie to exclude the impact of certain non-recurring items) for the years ended 31 December 2006 and 31 December 2007. Table B below reconciles the pro forma revenue and profit to the results reported in the statutory accounts for the years ended 30 September 2006 and 30 September 2007.

TABLE B – Reconciliation of Incitec Pivot pro forma revenue and profit to reported results (A$ million)

	2006	2007
Revenue		
Reported revenue for the years ended 30 September of Incitec Pivot[1]	**1,111.2**	**1,373.2**
Plus: Removal of Q1 FY06/FY07 and replacement with Q1 FY07/FY08 adjusting to 31 December year end[2]	29.2	56.1
Pro forma revenue for the years ended 31 December of Incitec Pivot[12]	**1,140.4**	**1,429.3**
Profit		
Reported profit for the year ended 30 September of Incitec Pivot[1]	**46.7**	**205.3**
Plus: Clean-up and closure costs[3]	22.0	–
Plus: Litigation ruling and dispute[4]	7.7	–
Plus: Business restructuring costs – separation and integration for Orica and SCF[5]	8.4	4.4
Plus: Business restructuring costs – general[6]	6.4	2.1
Plus: Wallaroo demolition and clean-up costs[7]	–	1.9
Less: Realised gain on sale of investment in QGC[8]	(8.4)	–
Less: BigN sale and leaseback[9]	–	(9.5)
Less: Gain on write-back of SCF acquisition provisions[10]	–	(1.7)
Investor presentation profit for the year ended 30 September of Incitec Pivot[11]	**82.8**	**202.5**
Plus: Removal of Q1 FY06/FY07 and replacement with Q1 FY07/FY08 adjusting to 31 December year end[2]	8.6	21.7
Pro forma profit for the year ended 31 December of Incitec Pivot[12]	**91.4**	**224.2**

1 As per audited financial statements.
2 As extracted from unaudited management accounts.
3 Amount provided for in 2006 in relation to the costs associated with dismantling the manufacturing facility, certain remediation and demolition works and redundancies at Cockle Creek.
4 Represents payments made during the year ended 30 September 2006 in respect of the dispute in the 2005 proceedings with Elders Ltd for which the orders were made by the Supreme Court of South Australia in favour of Elders Ltd in April 2006.
5 Provisions for restructuring costs in relation to the separation from Orica Ltd in May 2006 and acquisition of SCF in August 2006.
6 In 2006 expenses were incurred in developing and implementing a new business model and embarking on a major restructuring of the business. In 2007, additional provisions have been recognised in relation to further redundancies announced during 2007, as well as other direct costs.
7 Extra provision for the costs associated with soil and groundwater remediation and demolition works at the Wallaroo site.
8 Realised gains in relation to an investment previously held for resale in the listed gas producer Queensland Gas Company Ltd.
9 As part of restructuring of the BigN business, a sale and leaseback transaction was completed on the BigN mobile fleet during the year.
10 During 2007 provisions recognised as part of the initial accounting for the SCF acquisition were written back and contingent assets not initially recognised were recovered.
11 As per investor presentation dated 14 November 2007.
12 As per Table A in section 3.12(b).

(e) Balance sheet as at 30 September 2007

Set out in Table C is a summary balance sheet for Incitec Pivot which has been prepared based on the audited statutory accounts of Incitec Pivot as at 30 September 2007.

TABLE C – Balance sheet of Incitec Pivot (A$ million)

	As at 30 September 2007
Cash and cash equivalents	218.3
Trade and other receivables	167.4
Other financial assets	292.1
Inventories	221.7
Other current assets	9.5
Total current assets	**909.0**
Other financial assets	1.6
Property, plant and equipment	502.1
Intangible assets	193.7
Deferred tax assets	28.6
Other current assets	4.3
Total non-current assets	**730.3**
Total assets	**1,639.3**
Trade and other payables	(281.4)
Other financial liabilities	(9.1)
Current tax liabilities	(35.1)
Provisions	(31.2)
Total current liabilities	**(356.8)**
Trade and other payables	(52.8)
Interest bearing liabilities	(630.0)
Provisions	(64.7)
Total non-current liabilities	**(747.5)**
Total liabilities	**(1,104.3)**
Net assets	**535.0**
Issued capital	(360.8)
Reserves	(17.7)
Retained earnings	(156.5)
Total equity	**(535.0)**

3.13 Incitec Pivot historical share price performance

The following diagram shows the daily Incitec Pivot share price performance relative to the S&P/ASX 200 Index since IPO (July 2003) to 16 April 2008.


180
160
140
120
100
80
60
40
20
0
Share Price A$
Jul 03
Jan 04
Jul 04
Jan 05
Jul 05
Jan 06
Jul 06
Jan 07
Jul 07
Jan 08
IPL
S&P/ASX 200 Index (rebased)

The latest recorded closing sale price of Incitec Pivot Shares on ASX before the date on which the Court made orders convening the Scheme Meetings (being 18 April 2008) was A$173.19.

The last recorded sale price of Incitec Pivot Shares on ASX on the date before the public announcement of the Schemes (10 March 2008) was A$149.00.

The VWAP of Incitec Pivot Shares:

- Over the six months to and including 16 April 2008 was A$124.90;
- Over the three months to and including 16 April 2008 was A$138.87;
- Over the month to and including 16 April 2008 was A$143.87; and
- Over the last 10 Business Days up to and including 16 April 2008 was A$149.36.

The highest and lowest recorded sale price of Incitec Pivot Shares on ASX during the three months immediately before the date on which the Court made orders convening the Scheme Meetings (being 18 April) was:

- A$176.70 on 17 April 2008; and
- A$98.22 on 22 January 2008.

None of the above share prices should be taken as a forecast that Incitec Pivot Shares (including New Incitec Pivot Shares) will trade at any particular price.

3.14 Further information

Incitec Pivot is a 'disclosing entity' (as defined in the Corporations Act) and as such is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require Incitec Pivot to notify ASX of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market conducted by ASX. In particular, Incitec Pivot has an obligation under the Listing Rules (subject to certain limited exceptions) to notify ASX once it is, or becomes, aware of information concerning Incitec Pivot which a reasonable person would expect to have a material effect on the price or value of Incitec Pivot's securities. Incitec Pivot is also required to prepare and lodge with ASIC yearly and half yearly financial statements accompanied by a directors' statement and report, and an audit review or report. Incitec Pivot expects to release its half year financial statements for the six months ended 31 March 2008 on 5 May 2008, which will be available from ASX's website (www.asx.com.au) from that time.

Copies of documents lodged with ASIC in relation to Incitec Pivot may be obtained from, or inspected at, an office of ASIC.

Copies of documents are available free of charge from Incitec Pivot

Since lodging Incitec Pivot's financial report for the period of 12 months ended 30 September 2007, Incitec Pivot has made the following announcements to ASX:

Date	Description
17 December 2007	Becoming a substantial holder
17 December 2007	Change in substantial holding
20 December 2007	Chairman's Address to Shareholders
20 December 2007	MD and CEO's Address to Shareholders
20 December 2007	AGM Slide Presentation
20 December 2007	Results of Meeting
24 December 2007	Response to ASX Price Query
16 January 2008	Ceasing to be a substantial holder
29 January 2008	Change in substantial holding
07 February 2008	Becoming a substantial holder from ANZ
26 February 2008	Ceasing to be a substantial holder from ANZ
03 March 2008	Becoming a substantial holder from AXA
04 March 2008	Appointment of Investor Relations Manager
06 March 2008	Profit Update
11 March 2008	DYN: Dyno Nobel enters Agreement with Incitec Pivot
11 March 2008	IPL enters agreement with Dyno Nobel
11 March 2008	DXL: Dyno Nobel enters Agreement with Incitec Pivot
11 March 2008	Investor Presentation
13 March 2008	IPL and DXL Merger – Clarification
20 March 2008	Becoming a substantial holder
26 March 2008	Credit Suisse Asian Investment Conference March Presentation
26 March 2008	Update Scheme Implementation Agreement
26 March 2008	DXL: Update Scheme Implementation Agreement
26 March 2008	DYN: Update Scheme Implementation Agreement
28 March 2008	Change in substantial holding
2 April 2008	Change in substantial shareholding for Incitec Pivot
4 April 2008	Becoming a substantial shareholder
9 April 2008	Change in substantial holding

Incitec Pivot will provide a copy of each of the following documents (free of charge) to any person who requests it in the period starting from the date of this Scheme Booklet and ending on the Second Court Date:[15]

(a) The Incitec Pivot Constitution;

(b) The financial report of Incitec Pivot for the period of 12 months ended 30 September 2007 (being the annual financial report most recently lodged with ASIC by Incitec Pivot before the date of this Scheme Booklet); and

(c) The announcements made to ASX referred to above.

All requests for copies of the above documents should be addressed to the Company Secretary, Incitec Pivot Limited, 70 Southbank Boulevard, Southbank VIC 3006. The above information may also be obtained from Incitec Pivot's website (www.incitecpivot.com.au) or from ASX's website (www.asx.com.au).

15 This obligation will cease in respect of the Schemes if the Share Scheme does not receive the requisite shareholder approval.

Section 4

Profile of the Merged Group



In accordance with the responsibility statement on the inside front cover of this Scheme Booklet, Incitec Pivot has sole responsibility for preparing information contained in this section 4, subject to Dyno Nobel taking sole responsibility for the information which it has provided to Incitec Pivot for the purposes of preparing information on the Merged Group.

It is important that you consider the risk factors that could affect the Merged Group as explained in section 5, as well as the potential benefits of the Merger, outlined in this section 4.

4.1 Overview of the Merged Group

The merger of Incitec Pivot and Dyno Nobel will create a leading global chemicals company, with nitrogen manufacturing at its core. Specifically, the Merger will combine Incitec Pivot's leading position in Australia as a supplier of fertiliser products with Dyno Nobel's position as the second largest global provider of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries.

If the Share Scheme proceeds, the Merged Group will have:

- A Pro Forma Market Capitalisation of approximately A$10.1 billion, placing it in the top 30 ASX listed companies by market capitalisation as at 16 April 2008;[16]
- Pro forma revenue and EBIT for the year ended 31 December 2007 of A$3.1 billion and A$566 million, respectively, and a positive outlook for 2008;
- Extensive operations throughout the United States, Canada, Mexico and Australia, including over 20 manufacturing plants and well-established channels to market; and
- Approximately 4,400 employees globally.

4.2 Key benefits of, and rationale for, the Merger

Both the Incitec Pivot Board and Dyno Nobel Board believe the Merger has significant merit. There is a natural fit between Incitec Pivot and Dyno Nobel, given both are nitrogen-based chemical manufacturing companies with a commonality in underlying chemical processes and raw material inputs.

The anticipated benefits of, and rationale for, the Merger are as follows:

(a) Leader in chosen markets

The Merged Group will hold a portfolio of recognised and trusted brands and a number of leading market share positions:

- #1 supplier of fertilisers in Australia;
- #1 supplier of explosives products and services in North America, the largest industrial explosives market in the world; and
- #2 supplier of explosives products and services in Australia, the third largest industrial explosives market in the world.

(b) Strong growth profile – exposure to global commodity Super Cycle from both hard and soft commodities and a focus on business efficiency

With fertiliser and explosives both being key inputs to soft and hard commodity production, the Merged Group will be positioned to leverage the global commodity Super Cycle.

The Merged Group will be exposed to both the explosives industry during a sustained hard commodities boom and the global fertiliser industry's outlook for continued growth driven by increasing demand for the 'Four Fs': food, feed, fibre and fuel.

If fertiliser prices continue at their present historically high levels, the Merged Group will be positioned to achieve earnings growth by leveraging Dyno Nobel's significant North American manufacturing capacity and extensive distribution platform to increase sales into the fertiliser market. Completion of the Dyno Nobel Cheyenne facility expansion, currently scheduled for mid-2008, will assist in this regard.

Additional earnings growth is expected to be delivered through a continued focus on business efficiency and improvement. Incitec Pivot has a demonstrated track record in creating shareholder value as outlined in section 3.1 and plans to leverage this expertise in the integration of Dyno Nobel.

16 Assuming the Incitec Pivot VWAP as at the Second Court Date is above the Scheme Threshold, and based on the Standard Share Scheme Consideration excluding the impact of Mix and Match Elections or Incitec Pivot's election to issue more New Incitec Pivot Shares described in the section headed "What you will receive under the Share Scheme" on page 7.

(c) Diversification of earnings mix

The combination of Dyno Nobel and Incitec Pivot is expected to deliver diversification benefits, providing the Merged Group with diversified geographical and end market exposures. Pro forma revenue breakdowns for the Merged Group are provided in the following charts. The Merged Group should be positioned to leverage Dyno Nobel's significant North American manufacturing capacity and extensive distribution platform to increase sales into the fertiliser market. This will provide the opportunity for production between fertilisers and explosives to be optimised, allowing the Merged Group to capitalise on market trends and opportunities.



Incitec Pivot*
Dyno Nobel
Pro forma Merged Group
Revenue by Geography
Revenue by End Market
Australia 100%
North America 80%
Asia Pacific 20%
North America 44%
Asia Pacific 56%
Fertiliser 100%
AN 55%
IS 22%
Boosters & Dynamite 8%
Packaged 4%
Fertiliser 6%
Other 5%
AN 30%
IS 12%
Boosters & Dynamite 4%
Packaged 2%
Fertiliser 49%
Other 3%

* Includes revenue from exports of Australian manufactured product undertaken by Southern Cross International.

Note: Charts are based on disclosed segment revenue for 2007 financial years of Incitec Pivot and Dyno Nobel and assuming Dyno Nobel financials are converted at an average exchange rate of A$1.19155:US$1.

(d) Enhanced financial strength providing platform for expansion

With an enlarged future earnings base and increased geographical platform, the Merged Group will be well placed to pursue further acquisitions and investment of both a brownfield and greenfield nature in targeted, high growth markets. A number of such opportunities have been identified by Incitec Pivot and Dyno Nobel and will be targeted for execution, provided they meet the strict financial criteria of the Merged Group.

(e) Increased investor relevance

If the Share Scheme proceeds, the Merged Group will have a Pro Forma Market Capitalisation of approximately A$10.1 billion and will rank among the top 30 ASX listed companies by market capitalisation as at 16 April 2008. The scale of the Merged Group is expected to attract significant attention from a global investor base. Increased investor interest may in turn provide additional benefits for shareholders of the Merged Group such as enhanced trading liquidity.

4.3 Incitec Pivot's intentions

This section sets out Incitec Pivot's current intentions concerning Dyno Nobel in relation to the following:

- The continuation of the Dyno Nobel businesses;
- Any major changes to the Dyno Nobel businesses, including any redeployment of the fixed assets of the Dyno Nobel businesses;
- The future employment of the current employees of the Dyno Nobel businesses; and
- The Board and Head Office of the Merged Group.

These intentions are current only and have been formed on the basis of information concerning Dyno Nobel, its businesses and the general business environment which is known to Incitec Pivot as at the date of this Scheme Booklet. This information has been sourced from both publicly available information and from a high level confirmatory due diligence process undertaken pursuant to the Scheme Implementation Agreement. Incitec Pivot's final intentions for the Dyno Nobel businesses will only be confirmed following implementation of the Schemes. Final decisions will be made by Incitec Pivot in light of material information and circumstances at the relevant time and as Incitec Pivot conducts a complete review of the operations of the Dyno Nobel businesses.

(a) Continuation of Dyno Nobel businesses
If the Share Scheme proceeds, Incitec Pivot intends that, other than as outlined in this section 4:

- Following implementation of the Schemes, all material elements of the Dyno Nobel businesses will continue to operate substantially in the same manner as they do currently; and
- No major changes will be made to the business or the deployment of fixed assets of the Dyno Nobel businesses.

(i) Corporate structure of the Merged Group
The Proposal is to be implemented by way of Schemes, which will result in Incitec Pivot Bidco acquiring the Scheme Shares and the cancellation of the Scheme Options. Incitec Pivot Bidco is a wholly-owned subsidiary of Incitec Pivot, and Incitec Pivot will therefore be the ultimate parent company for the Merged Group.

Following implementation of the Schemes, Dyno Nobel will cease to be admitted to the official list of ASX.

(ii) Organisational structure of the Merged Group
It is proposed that Dyno Nobel's existing business will be integrated into Incitec Pivot as outlined below:

- Dyno Nobel's manufacturing operations will be combined with Incitec Pivot's manufacturing operations to form the manufacturing business unit of the Merged Group, thereby creating scale and a centre of excellence for chemical manufacturing and engineering. Regional manufacturing heads will report to a head of manufacturing for the Merged Group who, in turn, will report directly to the Managing Director & CEO of the Merged Group; and
- All of Dyno Nobel's marketing, sales and distribution businesses, regional operations, explosives services operations, research and development activities and mobile production units will be combined into one business unit, headquartered in Salt Lake City, United States. The head of this business unit will report directly to the Managing Director & CEO of the Merged Group.



Incitec Pivot
Corporate
Legal, Finance, Human Resources, Business Development
Manufacturing
Global Services
- Health, Safety and Environment
- Process Technology
- Engineering
North America Operations
- 2 x Ammonia/NA/AN/Urea (USA)
- 4 x NA/AN (3 x USA, 1 x Canada)
- 39 x Bulk Facilities (13 x US, 10 x Canada, 16 x JV)
Global IS and PE
- 7 x Initiating Systems (5 x USA, 1 x Mexico, 1 x Australia)
- 7 x Packaged Explosives (5 x USA, 2 x Canada)
Asia Pacific Operations
- 1 x Ammonia/Urea
- 1 x Ammonia/AP
- 1 x Sulphuric Acid
- 2 x SSP
- 8 x PDCs
- 1 x Ammonia/NA/AN JV (50% QNP)
- 4 x Bulk Facilities (3 x Australia, 1 x Indonesia)
Fertiliser Business
Australia
- Sales
- Marketing
- Key Account Management
- Product Management
- Research and Development
- Agronomy Services
- Customer Service
- Regional Distribution
- Supply Chain Logistics
Explosives Business
Asia-Pacific, North America
- Sales
- Marketing
- Product Management
- Research and Development
- DynoConsult
- Global Account Management
- Customer Service
- Explosives Delivery and Blasting Services
- Joint Ventures, Associates and Independent Distributors
- Supply Chain
Trading Business
Global
- Raw Material and Finished Goods Procurement and Trading
- Global Nitrogen, Phosphate and Sulphur Product Management
- International Supply Chain and Logistics
- Key Consumables Procurement
- Key Contract Management and Negotiation

AP – Ammonium Phosphate SSP – Single Superphosphate NA – Nitric Acid AN – Ammonium Nitrate PDC – Primary Distribution Centre JV – Joint Venture

(iii) Moranbah
In February 2007, Dyno Nobel announced plans to proceed with the construction of a 330,000 tonne per annum AN plant at Moranbah, Queensland. However, following an increase in estimated capital costs, Dyno Nobel indefinitely suspended the project in December 2007 as the project no longer met Dyno Nobel's internal financial criteria. Accordingly, in making the Proposal, Incitec Pivot has assumed the Moranbah project will not proceed.

Dyno Nobel has continued to evaluate options for a sale of the assets or a project restart. Any decision to restart the project would require de-risking of Dyno Nobel's position and confirmation that a project at Moranbah would meet Dyno Nobel's internal financial criteria. As part of its evaluation, Dyno Nobel received a new proposal from a third party construction group (being an alliance between United Group Resources, Bilfinger Berger and BGC Contracting) to determine whether they could work with Dyno Nobel to develop a proposal for a Moranbah project that would give greater clarity and certainty in relation to completion costs and the level of risk/reward sharing. The Dyno Nobel Board recently approved spending of A$15.5 million on project options to allow engineering, design and other viability studies to be undertaken in the period up to 30 April 2008. Further expenditure commitments may be made by the Dyno Nobel Board after that period having regard to a range of factors (including availability of funding and discussions with customers). Supply options also continue to be evaluated in the event that the project is not restarted.

Incitec Pivot and Dyno Nobel have agreed to consult in good faith during this time in relation to the status of, and any material developments in respect of, the Moranbah project. Incitec Pivot will not be in a position to determine the feasibility of a project at Moranbah, until such time as it can fully review the project options and confirm that a project will meet the strict financial criteria of the Merged Group.

(iv) Business efficiency
Incitec Pivot intends to conduct a thorough and broad based general review of the operational structure, assets, businesses, personnel and operations of Dyno Nobel, including business improvement initiatives, such as Project Imagine. The review will utilise Incitec Pivot's project office and its discipline and methodology, as applied in Incitec Pivot's continuing business efficiency program, Project Tardis, and as now entrenched in Incitec Pivot's way of doing business. Consistent with this, Incitec Pivot intends to investigate opportunities to improve efficiencies in the Merged Group through alliances, joint ventures and similar arrangements with other industry participants.

It is expected that the findings and recommendations of the review will be integrated with, and extend upon, Dyno Nobel's Project Imagine initiative. This will enable Incitec Pivot to create one single business improvement program, with Incitec Pivot's project office ensuring appropriate focus, support and delivery of benefits.

(b) Employees
It is expected that the general operational review may identify duplication among employee positions and therefore may result in the positions of some Dyno Nobel and/or Incitec Pivot employees becoming redundant. Incitec Pivot will make its employment decisions in the context of expected continuing growth of the Merged Group. If the review identifies redundant positions, employees to be retrenched would receive appropriate redundancy payments and other benefits in accordance with their contractual and other legal entitlements. Incitec Pivot is not in a position to determine exactly how many employees may be affected in this way, nor the full nature or timing of any such redundancies, until it has completed its detailed review. However, it is anticipated that a number of duplicated corporate positions will be made redundant.

(c) Merged Group head office
The general operational review will include a detailed review of corporate overhead costs to eliminate duplication. Incitec Pivot currently intends that the head office of the Merged Group will be in Melbourne. Given Dyno Nobel's business is largely US based, Incitec Pivot intends that Salt Lake City will be the head office of the explosives business and there will be an Australian based regional office for the Asia Pacific explosives business. As per section 4.3(b), it is anticipated that a number of Dyno Nobel corporate positions in Sydney will be made redundant with affected employees either relocated to other sites operated by the Merged Group or retrenched.

(d) Merged Group Board of Directors
If the Share Scheme proceeds, the current members of the Incitec Pivot Board will continue to form the board of the Merged Group. The Incitec Pivot Directors have significant commercial, business, operational and financial experience in a range of industries and are well credentialed to direct the operations of the Merged Group. Following implementation of the Schemes, the Incitec Pivot Board intends to undertake a review of the composition of the Merged Group Board, which may or may not result in any changes to the composition of the board.

The Incitec Pivot Board intends that Mr Julian Segal, Incitec Pivot's Managing Director & CEO, will continue as the Managing Director & CEO of the Merged Group.

4.4 Dividend policy of the Merged Group
Incitec Pivot has maintained a dividend policy focused on delivering returns to shareholders while retaining sufficient capital for growth. Incitec Pivot's current dividend policy is to target a normal pay out ratio between 55% and 65% of net profit after tax before individually material items through the cycle, and to distribute available franking credits to Incitec Pivot Shareholders. In addition, Incitec Pivot uses other capital management mechanisms, such as special dividends and share buy-backs, to distribute surplus funds to Incitec Pivot Shareholders. In future years, the dividend policy for the Merged Group will be a decision for the Incitec Pivot Board and no assurance can be given as to the timing, extent and payment of dividends or the level of franking.

If Incitec Pivot declares or pays an Interim Dividend prior to the Scheme Record Date, and the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, the number of New Incitec Pivot Shares that will be received for each Dyno Nobel Share under the Share Scheme Consideration will be adjusted to compensate Share Scheme Participants for such Interim Dividend. If Incitec Pivot declares an interim dividend after the Scheme Record Date, then holders of New Incitec Pivot Shares would be entitled to receive such dividend in cash.

4.5 Sources of Cash Consideration and Scrip Consideration

(a) Cash Consideration

Incitec Pivot has executed legally binding commitment letters dated 10 March 2008 with a consortium of leading commercial banks to provide debt finance to Incitec Pivot for a maximum aggregate amount of A$2.4 billion.

The facility is a 364 day multi-currency acquisition bridge facility, which will be used to:

- Fund the Cash Consideration and the Option Scheme Consideration;
- Refinance existing debt facilities of Dyno Nobel and of Incitec Pivot;
- Redeem the Dyno Nobel SPS; and
- Pay certain transaction costs and expenses incurred in connection with the Schemes and associated transactions.

This facility is sufficient to pay the maximum Cash Consideration which Share Scheme Participants may elect to take under the Share Scheme, as well as the Option Scheme Consideration.

Incitec Pivot will seek to refinance the facility following implementation of the Schemes utilising, as appropriate, a range of sources, and has commenced assessing this refinancing.

Refer to section 8.12 for more details of the funding arrangements.

(b) Scrip Consideration

Incitec Pivot Bidco and Incitec Pivot have entered into the Share Scheme Deed Poll in favour of the Share Scheme Participants. Under the Share Scheme Deed Poll, Incitec Pivot Bidco covenants to provide New Incitec Pivot Shares to Share Scheme Participants in accordance with the terms of the Share Scheme.

Incitec Pivot has the capacity to issue the maximum number of New Incitec Pivot Shares which it may be required to issue under the Share Scheme.

As set out in section 1.2, Dyno Nobel Optionholders may elect to exercise their Options to become Dyno Nobel Shareholders and participate in the Share Scheme. If all Dyno Nobel Optionholders exercised their Options, 23,523,072 Dyno Nobel Shares would be issued.

Therefore, the maximum number of Dyno Nobel Shares that may be on issue on the Scheme Record Date is 843,548,912, including the 107,859,780 Dyno Nobel Shares held by Incitec Pivot. Accordingly, the maximum number of Scheme Shares that may be on issue at the Scheme Record Date is 735,689,132. Assuming this number of Scheme Shares is on issue at the Record Date, Incitec Pivot would be required to issue approximately 10.3 million New Incitec Pivot Shares in satisfaction of the Standard Share Scheme Consideration (excluding any adjustments described in the section entitled "What you will receive under the Schemes") and Dyno Nobel Shareholders who are Share Scheme Participants would hold approximately 17% of the total issued share capital of the Merged Group.

Refer to section 8.7 in relation to the Dyno Nobel SPS.

4.6 Merged Group Financial Information

(a) Basis of preparation

This section contains the following information in relation to the Merged Group:

- Summary of pro forma historical results for the Merged Group for the years ended 31 December 2006 and 31 December 2007 (Table A); and
- Pro forma balance sheet for the Merged Group (Table B).

The above information is referred to collectively as the ***Merged Group Financial Information***.

The Merged Group Financial Information has been prepared on the basis of:

- The Incitec Pivot Financial Information (set out in section 3.12);
- The Dyno Nobel Financial Information (set out in section 2.11); and
- The Merged Group assumptions set out in sections 4.6(b) and notes set out in sections 4.6(c) and 4.6(d).

The Merged Group balance sheet is derived from differing financial periods. Whilst the net debt of Incitec Pivot has increased in the period from 30 September 2007 to 31 December 2007, primarily to fund a seasonal increase in working capital, the increased borrowings are expected to be repaid in the period leading up to Implementation Date. As such, the Merged Group balance sheet has been prepared as at 31 December 2007 for illustrative purposes inclusive of the Incitec Pivot balance sheet as at 30 September 2007.

Whilst the income statement has been adjusted to illustrate performance on a 31 December year end basis to align with the financial year end of Dyno Nobel, it is noted that the actual year end of the Merged Group will be 30 September. Thus, the accounts as at 30 September 2008 would only show the results contributed by Dyno Nobel for the period from acquisition date to 30 September 2008, rather than a full 12 month contribution as illustrated in Table A on page 72.

The Merged Group Financial Information has been prepared to illustrate:

- The pro forma historical results of Incitec Pivot and Dyno Nobel as if the Share Scheme had been implemented on 1 January 2006; and
- The pro forma balance sheet of Incitec Pivot and Dyno Nobel as if the Share Scheme had been implemented as at 31 December 2007.

The Merged Group Financial Information set out in this section 4.6 has been compiled by Incitec Pivot's management. The Incitec Pivot Directors have utilised the Dyno Nobel Financial Information (set out in section 2.11) in preparing the Merged Group Financial Information. The Incitec Pivot Directors have relied on the Dyno Nobel Financial Information, with the exception of assumptions relating to financing and tax charges. Incitec Pivot has not audited, reviewed, or independently verified the Dyno Nobel Financial Information and disclaims any responsibility for it. Dyno Nobel is responsible for ensuring that the Dyno Nobel Financial Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and is responsible for the Dyno Nobel Financial Information.

Table A summarises the pro forma historical results of the Merged Group. It is presented in a summary form and consequently does not contain all of the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

The financial information in this section should be read in conjunction with the risk factors set out in section 5, and other information contained in this Scheme Booklet.

PricewaterhouseCoopers Securities Ltd has prepared an Investigating Accountant's Report relating to the Merged Group Financial Information contained in this section, which is included in Annexure A.

(b) Key assumptions

(i) Acquisition accounting

Under AIFRS the formation of the Merged Group will be accounted for as a business combination. In applying the requirements of AASB 3 Business Combinations to the Merged Group, Incitec Pivot is deemed to be the acquirer.

Accounting standard AASB 3 Business Combinations requires the Merged Group to measure the cost of the acquisition at the aggregate of the purchase price paid (A$2,303.7 million based on the announced offer price of A$2.80 per Dyno Nobel share and the value of the initial 13.2% interest), inclusive of transaction costs (A$37.5 million).

All identifiable assets (including intangible assets), liabilities and contingent liabilities that meet certain recognition criteria will be recognised separately in the post-acquisition consolidated balance sheet of Incitec Pivot. Information is not yet available to Incitec Pivot to calculate potential fair value adjustments in relation to the assets of Dyno Nobel following acquisition. Once this process of determining the fair values has been completed, the excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities will be recognised as goodwill. Accounting standards allow a period of 12 months to finalise provisional acquisition accounting adjustments from the date of acquisition.

The following potential intangible assets may be recognised in the consolidated balance sheet of Incitec Pivot subsequent to the Merger:

- Brands;
- Customer relationships and contracts;
- Intellectual property;
- Technology based assets such as databases and software; and
- Goodwill.

Any goodwill recognised is not amortised, but subject to annual impairment testing. The amortisation of any other identifiable intangible assets arising from the Merger will impact future earnings but will have no impact on future cash flows.

For the purposes of the pro forma balance sheet, the excess of the cost of acquisition of A$2,303.7 million over the illustrative fair value of the Dyno Nobel net assets of A$248.8 million to be acquired, has been presented as a goodwill balance of A$2,054.9 million. This amount will change once the fair value of all assets, liabilities and contingent liabilities acquired are determined as at the Implementation Date.

Given the significant increase in the replacement value of assets to be acquired, the Incitec Pivot Directors consider that upon undertaking a detailed acquisition accounting review (which will occur after the Implementation Date) a significant portion of the goodwill balance will ultimately be applied to property, plant and equipment. Whilst this would have no impact on future cash flows, it would lead to significant increases in depreciation charges of the Merged Group.

Upon implementation of the Share Scheme, tax bases will be reset and in certain circumstances may change, which may impact the fair value of deferred tax balances. Any resulting increased tax base of the assets, and associated tax deductions, may provide a future cash benefit to the Merged Group.

(ii) Variations in accounting policies

The Merged Group Financial Information applies the individual accounting policies of Incitec Pivot and Dyno Nobel respectively to the financial information of each entity. No allowance for variations in accounting policies between Incitec Pivot and Dyno Nobel has been made in the Merged Group Financial Information.

Incitec Pivot has not had sufficient access to Dyno Nobel's financial records to determine the consequences that may arise as a result of differences in accounting policies or in the application of accounting policies between Incitec Pivot and Dyno Nobel. While no material differences have been identified to date, the extent and quantum of any such differences remains uncertain. Incitec Pivot does not make any representation or warranty, express or implied, in relation to the extent or quantum of any such accounting policy differences.

(iii) Change in business operations

No allowances for restructuring, additional capital investment, corporate charges, or synergistic benefits have been included in the Merged Group Financial Information.

(iv) Financial forecasts for the Merged Group

The presentation of pro forma financial information for the years ended 31 December 2006 and 31 December 2007 provides Dyno Nobel shareholders with a meaningful and reliable indication of the profile of the Merged Group over that time period. However, the pro forma financial information cannot be relied upon as indicative of Incitec Pivot's expectation as to the future performance of the Merged Group. The future performance of the Merged Group will inevitably be materially different from the information set out in the pro forma financial information as it will reflect performance in financial year 2008 and later years rather than the historical period.

Further details on the intentions and risks of the Merged Group are also detailed in sections 4.3 and 5, respectively.

Incitec Pivot has given careful consideration to whether forecast financial statements (including any internally created valuation models) can and should be included in the Scheme Booklet in respect of the Merged Group. In particular, Incitec Pivot has considered whether there is a reasonable basis for the preparation and disclosure in the Scheme Booklet of reliable and useful forecast financial statements in this regard. Incitec Pivot has concluded that forecast financial statements for the Merged Group cannot be provided in the Scheme Booklet as it does not have a reasonable basis for such forecasts as required by applicable law and practice, and therefore the forecasts would not be meaningful or material to Dyno Nobel Shareholders. The considerations which have resulted in this conclusion include:

- The 2008 financial year will be a transition year for the Merged Group as a result of integration of the two businesses and changes in management structure. Further, the management direction and operational strategies historically employed by Dyno Nobel are expected to alter under the Merged Group, such that forecasts can no longer be reliably based on previous historical performance. Incitec Pivot is not currently in a position to reliably determine the impact that these changes may have on the financial performance of the Merged Group in the short term.
- Changes in variables which are beyond the control of Incitec Pivot, such as general economic conditions, exchange rates and commodity prices, can have a material impact on the reliability of any forecasts produced. Each of these elements has demonstrated considerable volatility and unpredictability in recent years and would require presentation of a matrix of estimates representing hypothetical combinations of outcomes. Due to the inherent uncertainties associated with such combinations of outcomes, the Incitec Pivot Directors believe they would be of little value to Dyno Nobel Shareholders.
- Given the timing of preparation and issue of this Scheme Booklet early in Dyno Nobel's financial year 2008, forecasts for the full financial year 2008 would involve estimation over the remainder of the 12 month period, thereby increasing the risk that such forecasts would be unreliable.
- Information is not yet available to Incitec Pivot to calculate potential fair value adjustments in relation to the assets of Dyno Nobel following acquisition. Consequently, depreciation, amortisation and tax expenses cannot be calculated accurately and are expected to be materially different when finalised.

(c) Summary of the pro forma historical results

Set out in Table A is summary of the pro forma historical results of the Merged Group as if the Merger had occurred on 1 January 2006.

TABLE A – Summary of the pro forma historical results of the Merged Group (A$ million)

	Year ended 31 December 2006				Year ended 31 December 2007			
	Incitec Pivot pro forma[1]	Dyno Nobel pro forma[2]	Pro forma adjust-ments	Merged Group pro forma	Incitec Pivot pro forma[1]	Dyno Nobel pro forma[2]	Pro forma adjust-ments	Merged Group pro forma
Revenue	1,140.4	1,644.6	–	2,785.0	1,429.3	1,666.7	–	3,096.0
Share of profit of associates using the equity method	–	12.1	–	12.1	–	13.8	–	13.8
Expenses	(960.3)	(1,418.3)	–	(2,378.6)	(1,042.0)	(1,404.6)	–	(2,446.6)
EBITDA	**180.1**	**238.4**	**–**	**418.5**	**387.3**	**275.9**	**–**	**663.2**
Depreciation & amortisation[3]	(34.5)	(46.0)	–	(80.5)	(36.1)	(61.6)	–	(97.7)
EBIT	**145.6**	**192.4**	**–**	**338.0**	**351.2**	**214.3**	**–**	**565.5**
Interest[4]			(189.0)	(189.0)			(189.0)	(189.0)
Profit Before Tax			**–**	**149.0**			**–**	**376.5**
Tax[5]			(44.7)	(44.7)			(113.0)	(113.0)
Net Profit After Tax			**–**	**104.3**			**–**	**263.5**

Notes:

1 The Incitec Pivot results have been taken from section 3.12.

2 The Dyno Nobel results have been taken from section 2.11.

3 This excludes the amortisation of any identifiable intangible assets to be recognised on implementation of the Share Scheme and any increased depreciation of tangible assets stepped up on implementation of the Share Scheme. Refer to comments in section 4.6(b)(i). Further depreciation and amortisation charges are expected to arise upon completion of the Merged Group's acquisition accounting review.

4 Interest has been calculated based on estimated average borrowings for the year of A$2.1 billion against a new facility at an average interest rate of 8.99%. See section 8.12 for debt terms.

5 Tax has been assumed at a rate of 30%.

(d) Pro forma balance sheet as at 31 December 2007

Set out in Table B is the pro forma balance sheet of the Merged Group as if the Merger had occurred on 31 December 2007.

TABLE B – Pro forma balance sheet of the Merged Group (A$ million)

	Incitec Pivot as at 30 September 2007[1]	Dyno Nobel as at 31 December 2007[2]	Pro forma adjustments[3]	Merged Group pro forma as at 31 December 2007
Cash and cash equivalents	218.3	45.6	(263.9)	–
Trade and other receivables	167.4	234.3	–	401.7
Other financial assets	292.1	–	(291.2)	0.9
Inventories	221.7	149.8	–	371.5
Other current assets	9.5	41.3	–	50.8
Total current assets	**909.0**	**471.0**	**(555.1)**	**824.9**
Investments accounted for using the equity method	–	150.0	–	150.0
Other financial assets	1.6	38.8	–	40.4
Property, plant and equipment	502.1	816.6	–	1,318.7
Intangible assets	193.7	217.5	2,054.9	2,466.1
Deferred tax assets	28.6	34.4	10.5	73.5
Other non current assets	4.3	1.5	–	5.8
Total non-current assets	**730.3**	**1,258.8**	**2,065.4**	**4,054.5**
Total assets	**1,639.3**	**1,729.8**	**1,510.3**	**4,879.4**

	Incitec Pivot as at 30 September 2007[1]	Dyno Nobel as at 31 December 2007[2]	Pro forma adjustments[3]	Merged Group pro forma as at 31 December 2007
Trade and other payables	(281.4)	(256.7)	–	(538.1)
Interest bearing liabilities	–	(30.3)	(2,022.0)	(2,052.3)
Other financial liabilities	(9.1)	–	–	(9.1)
Current tax liabilities	(35.1)	(6.8)	–	(41.9)
Provisions	(31.2)	(21.1)	–	(52.3)
Total current liabilities	**(356.8)**	**(314.9)**	**(2,022.0)**	**(2,693.7)**
Trade and other payables	(52.8)	–	–	(52.8)
Interest bearing liabilities	(630.0)	(715.8)	1,345.8	–
Provisions	(64.7)	(62.3)	–	(127.0)
Total non-current liabilities	**(747.5)**	**(778.1)**	**1,345.8**	**(179.8)**
Total liabilities	**(1,104.3)**	**(1,093.0)**	**(676.2)**	**(2,873.5)**
Net assets	**535.0**	**636.8**	**834.1**	**2,005.9**
Issued capital (Incitec Pivot)	(360.8)	–	(1,495.5)	(1,856.3)
Other equity balances (Incitec Pivot)	(174.2)	–	24.6	(149.6)
Issued capital (Dyno Nobel)	–	(377.0)	377.0	–
Minority interest (Dyno Nobel)[4]	–	(293.0)	293.0	–
Other equity balances (Dyno Nobel)	–	33.2	(33.2)	–
Total equity	**(535.0)**	**(636.8)**	**(834.1)**	**(2,005.9)**

Notes:

1 The Incitec Pivot balance sheet has been taken from section 3.12.

2 The Dyno Nobel balance sheet has been taken from section 2.11.

3 Represents:

- Cost of acquisition of A$2,303.7 million, consisting of:
  - The acquisition of a 13.2% interest in Dyno Nobel acquired during 2007, recorded at historical cost of A$256.1 million; and
  - The acquisition of the Dyno Nobel shares and options as part of the offer for A$2,047.6 million (inclusive of A$37.5 million transaction costs) based on the announced offer price of A$2.80 per Dyno Nobel Share.

  The actual consideration paid and thus goodwill will depend on the share price of Incitec Pivot as at the Implementation Date.
- Acquisition accounting entries to reduce the acquired Dyno Nobel assets from A$636.8 million to A$248.8 million, as a result of:
  - Recognition of the liability to redeem the Dyno Nobel SPS for A$345.0 million; and
  - Liabilities assumed by Incitec Pivot in relation to Dyno Nobel transaction costs of $43.0 million.
- The recognition of the excess of the cost of acquisition over the assumed fair value of the Dyno Nobel assets of A$248.8 million is assumed to be an adjustment of A$2,054.9 million to goodwill. A final allocation of fair values for the acquired assets between property, plant and equipment and identifiable intangible assets will be undertaken post-Merger, based on valuations for each asset at the Implementation Date.
- Funds of A$2,316.2 million, consisting of an initial drawdown against a new borrowing facility of A$2,052.3 million (net of debt raising fees) plus existing cash reserves of A$263.9 million, used to:
  - Retire existing debt of A$1,376.1 million;
  - Pay A$514.6 million cash to Dyno Nobel shareholders and optionholders as partial payment for the acquisition;
  - Pay A$345.0 million cash to holders of the Dyno Nobel SPS; and
  - Pay A$80.5 million total transaction costs.

  The actual drawdown and borrowings repaid will depend on actual borrowings at the date of the transaction.
- Issuance of new shares valued at A$1,495.5 million (based on A$2.10 per Dyno Nobel share).
- Reversal of A$35.1 million increase in investment value and associated movements of A$24.6 million to fair value reserves and A$10.5 million to deferred tax balances, relating to the movement in value of Incitec Pivot's 13.2% interest in Dyno Nobel between acquisition date in August 2007 and 30 September 2007.
- The elimination of Dyno Nobel equity balances.

4 Minority interest relates to holders of Dyno Nobel SPS.

Section 5

Risk factors



5.1 Potential risks of the Share Scheme

The Share Scheme presents a number of potential risks that Dyno Nobel Shareholders should consider when assessing whether to vote in favour of the Share Scheme. The Dyno Nobel Directors consider that the Share Scheme is in the best interests of Dyno Nobel Shareholders and that, on balance, the risks identified below are outweighed by the benefits of the Share Scheme outlined in the section headed "Why you should vote in favour of the Schemes" on page 16.

If the Share Scheme is approved, Dyno Nobel Shareholders will receive New Incitec Pivot Shares as part of the Share Scheme Consideration (except to the extent they make valid Maximum Cash Elections which are not scaled back) and will therefore be exposed to the risks associated with an investment in Incitec Pivot, the risks associated with an investment in the business and operations of Dyno Nobel, transactional risks associated with the Merger and general economic and investment risks. While the risks listed below represent some of those risks associated with the Share Scheme, they do not take into account the investment objectives, financial situations or tax positions of Dyno Nobel Shareholders and should not be considered exhaustive.

Risks relating to Incitec Pivot and Dyno Nobel described in sections 5.1(b) and 5.1(c) respectively will also be risks of the Merged Group if the Share Scheme is successful.

(a) General risks

(i) Equity market conditions

There are general risks associated with an investment in the share market which may affect the value of Incitec Pivot Shares and in turn the value of the Scrip Consideration received by Dyno Nobel Shareholders. Broader market factors affecting the price of Incitec Pivot Shares are unpredictable and may be unrelated or disproportionate to the financial or operating performance of the Merged Group. Such factors may include the domestic and international economic outlook, global political and economic stability, interest and inflation rates, foreign exchange rates and investor sentiment.

(ii) Economic and financial conditions

Changes in the economic climate in which the Merged Group will operate may adversely impact the financial performance of the Merged Group. In particular, a sustained downturn in the North American economy may adversely impact the Merged Group's performance. Changes in economic factors such as economic growth, interest and inflation rates, employment levels, consumer sentiment, market volatility and monetary policy could impact the value of Incitec Pivot Shares or the performance of the Merged Group.

(b) Specific risks relating to the Incitec Pivot business

Incitec Pivot is exposed to a range of business and industry risks. The key risks affecting Incitec Pivot are:

(i) Commodity prices

Fertilisers are international commodity products, with pricing based on international benchmarks. In addition, the raw material ingredients of fertilisers, including phosphate rock, are internationally priced materials. Accordingly, Incitec Pivot's revenues and profitability are affected by these factors, which are outside Incitec Pivot's control.

Incitec Pivot's share price and profitability are, in particular, heavily leveraged to the price of DAP. The DAP price is currently trading at record highs, having risen in excess of 350% over the last 18 months to reach an observed price of US$1,200–1,230/t on 10 April 2008, as illustrated in the following chart showing the historical price of DAP. A decline in the DAP price may materially impact Incitec Pivot's profitability and investor sentiment towards the stock.



IPL Share Price A$
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DAP Price US$/t
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1,000
800
600
400
200
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Apr 06
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IPL Share Price A$
DAP Price US$/t

(ii) Agricultural risks

Incitec Pivot's fertiliser products are sold principally to the Australian domestic market, with additional sales made internationally. The demand for fertiliser is seasonal and subject to variation due to climatic conditions, rural incomes, world commodity prices, types of crop planting and changes in preference for the nutrients provided in fertiliser products.

(iii) Foreign exchange

Incitec Pivot is exposed to fluctuations in the A$/US$ exchange rate. While Incitec Pivot engages in hedging contracts to hedge some of this exposure from time to time, movements in exchange rates may have adverse financial implications for Incitec Pivot.

(iv) Operating risks

Incitec Pivot is exposed to operational risks associated with manufacturing fertilisers and industrial chemicals. These risks include the need for timely and economic supply of adequate raw materials (especially natural gas, phosphate rock, sulphur and sulphuric acid), energy, water and labour, and the ongoing availability and efficient use of plants and production machinery and the retention of permits and licences required to run the business.

An unscheduled plant shutdown may impact Incitec Pivot's financial performance.

(v) Environmental risks

Incitec Pivot's business is subject to environmental laws and regulations and requires specific operating licences. The application of (or changes to) these laws and regulations, or changes to operating licence conditions, may have a detrimental effect on Incitec Pivot's operations and financial performance, including requirements to carry out environmental remediation.

Incitec Pivot owns several properties that are known to require material remediation. The expected pro forma cost of these remediation activities has been provided for in accordance with AIFRS. However, there can be no guarantee that all environmental issues and contingent liabilities have been identified or that Incitec Pivot's environmental provisions will be sufficient to cover all of its potential liabilities.

(vi) Changes in government legislation

Changes in Federal or State government legislation, regulations or policies may adversely impact on Incitec Pivot's operations and financial performance.

In particular, Incitec Pivot, as a significant manufacturer, may be affected by the impact of future carbon trading or carbon tax regimes or future regulation of carbon emissions, together with any other legislative requirements relating to climate change or associated issues.

(vii) Litigation

Incitec Pivot may be exposed to potential legal and other claims or disputes in the future, with respect to its operations and in relation to the operations of Dyno Nobel and the businesses it has acquired.

(viii) 2008 government and regulatory inquiries

Incitec Pivot, as a fertiliser manufacturer and distributor, may be affected by the outcome of the Senate Select Committee on Agricultural and Related Industries and a separate ACCC inquiry, both of which were announced in February 2008 and relate to fertiliser pricing and supply arrangements in Australia. Incitec Pivot has made a submission to the Select Committee on Agricultural and Related Industries. This Committee is due to report its findings by 16 June 2008. The ACCC has announced that it will call for submissions from interested parties and that its report will be provided by 31 July 2008. On 1 April 2008, Incitec Pivot received a request from the ACCC and has made a submission. Depending on the findings of these inquiries, there may be an impact on Incitec Pivot.

(ix) Industrial relations risks

Industrial disruptions, work stoppages and accidents in the course of operations can result in production losses and delays and may adversely affect Incitec Pivot's performance.

(x) Competition in the fertiliser industry

The domestic and international fertiliser industries are highly competitive. The industry is characterised by a large number of players, low barriers to entry and accessibility of imports. The actions of competitors of Incitec Pivot or entry of new competitors in Australian and overseas markets may have an adverse impact on Incitec Pivot's performance.

(c) Specific risks relating to the Dyno Nobel Group

Dyno Nobel is exposed to a range of business and industry risks. These include:

(i) Explosives sector demand

Demand for Dyno Nobel's products arises from a variety of end markets, including quarry and construction, coal and metals mining and the agricultural sector. Similarly Dyno Nobel operates across a range of geographies, including North America, Australia and the Asia Pacific region. A downturn in any of Dyno Nobel's end markets may have an adverse impact on the financial performance of, and growth outlook for, Dyno Nobel.

(ii) Operating risks

Similar to Incitec Pivot, Dyno Nobel is exposed to manufacturing risk and the risk associated with sourcing of raw materials (especially ammonia and natural gas), energy and labour in a timely and economic fashion. An unscheduled plant shutdown may impact Dyno Nobel's financial performance.

Increases in raw material and transportation prices may have an adverse impact on the operating and financial performance of Dyno Nobel if it is unable to pass on these increases to end users due to a change in customer relationships or market conditions.

(iii) Moranbah project

In December 2007, Dyno Nobel announced that it had indefinitely suspended its planned construction of a 330,000 tonne per annum AN facility at Moranbah, Queensland as the project no longer met its internal financial criteria. Since then, Dyno Nobel has continued to evaluate options for the sale of assets or a project restart. Should construction of this project not restart, there is likely to be a full write down of the costs incurred by Dyno Nobel in relation to the project less any write-down already recognised in the audited accounts of Dyno Nobel for the year ended 31 December 2007 (approximately A$241 million), although this write-down would not have an additional cash impact on Dyno Nobel and would be reduced by any recoverable amount on disposal of related assets. In addition, Dyno Nobel may be required to satisfy obligations to those customers that agreed to purchase AN contemplated to be supplied from the proposed Moranbah facility. In such a situation, Dyno Nobel would seek to source AN either from other local producers or from manufacturers outside Australia. The cost of obtaining this supply may ultimately be greater than the revenue received from Dyno Nobel's customers, and therefore this obligation may have an adverse impact on the performance of Dyno Nobel. If the project does not proceed, there may also be limited cash recovery on any sale of the existing facilities.

In the event that the project was restarted, there may be exposure to a series of construction and operational risks.

(iv) Cheyenne expansion
Dyno Nobel has announced an expansion of its AN plant in Cheyenne, Wyoming, USA. As with any construction project, there is a risk that the Cheyenne expansion will not be completed by its expected commissioning timeframe of mid-2008, and that the total cost of the Cheyenne expansion will exceed the initial estimate (due to variables such as increased labour or materials' costs, or the costs of relocating and commissioning equipment). Any material increase in the capital costs of the Cheyenne expansion, or any delay in completion of the Cheyenne expansion, may have a material adverse impact on the operating and financial performance of Dyno Nobel.

(v) Acquisition risks
Dyno Nobel has grown, and continues to grow, both organically and through a number of strategic acquisitions. The process of integrating acquired operations into Dyno Nobel's existing operations may also result in unforeseen operating difficulties and may require significant management, or financial or personnel resources that would otherwise be available for the ongoing development or expansion of the existing operations. If this occurs, it may have a material adverse impact on the operating and financial performance of Dyno Nobel.

(vi) Litigation
Dyno Nobel may be exposed to potential legal and other claims or disputes in the future with respect to its operations and in relation to claims arising out of the operations of acquired businesses.

(vii) Post-retirement plans
Dyno Nobel maintains both defined benefit and defined contribution superannuation plans for its employees. The majority of the defined benefit plans are closed to new employees. The aggregate funding deficit of the defined benefit plans at 31 December 2007 was US$25.6 million, primarily due to deficits in Dyno Nobel's American plans.

There is a risk that changes in the value of the plans' assets, changes in actuarial determinations of the plans' liabilities or changes to government legislation could require Dyno Nobel to increase the current level of contributions to one or more of the defined benefit plans in the future. In addition, the United States Congress has enacted the *Pension Protection Act*, which became effective on 1 January 2008. The pension funding rules contained within this legislation may require Dyno Nobel to make further cash contributions to restore its defined benefit plans to a fully funded position over a transition period of seven years.

There are a number of other post-retirement plans, comprising health and superannuation plans, which are unfunded. The present value of expected future obligations under these plans was US$7.3 million at 31 December 2007. There is a risk that Dyno Nobel's liability under these plans may exceed the expected obligations if actual benefit payments exceed the actuarial assumptions adopted in the calculations.

(viii) Foreign exchange rates
A high proportion of Dyno Nobel's revenues and costs are denominated in US$. As such, movements in the A$:US$ exchange rate may materially impact the financial performance of Dyno Nobel when reported in A$ terms.

(ix) Regulation
Dyno Nobel is required to comply with an extensive range of laws and regulations in the jurisdictions in which it operates, including those dealing with the supply, import, export, manufacturing, storage and transport of explosives products and services. The level of regulation and reporting requirements for the explosives industry has tightened in recent years and may potentially increase further, imposing additional costs on the operations of Dyno Nobel. Any future increase in the cost of regulatory compliance that is unable to be passed on to end users will have an adverse effect on the financial performance of Dyno Nobel.

In particular, Dyno Nobel, as a significant manufacturer, may be affected by the impact of future carbon trading or carbon tax regimes or future regulation of carbon emissions, together with any other legislative requirements relating to climate change or associated issues.

(x) Environmental remediation
Dyno Nobel owns several properties that are known to require material environmental remediation. The expected pro forma cost of these remediation activities has been accrued in accordance with AIFRS. However, there can be no guarantee that all environmental issues and contingent liabilities have been identified or that Dyno Nobel's environmental provisions will be sufficient to cover all of its potential liabilities.

(xi) Competition in the explosives industry
The global explosives sector can be highly competitive with a number of operators competing for market share through the same or alternative products and services. The actions of an existing competitor, or the entry of new competitors in markets in which Dyno Nobel operates, may represent a threat to Dyno Nobel's operating and financial performance.

(d) Specific risks relating to the Merger
There are risks involved in the implementation of the Merger.

(i) Incitec Pivot Share issue
Some Dyno Nobel Shareholders may not wish to retain the New Incitec Pivot Shares received as part of their Share Scheme Consideration and may seek to sell these shares on market soon after receiving them. This may have an adverse impact on the Incitec Pivot share price.

(ii) Integration risks
There are integration risks associated with a Merger of this size and complexity.

Incitec Pivot expects that value can be added for shareholders of the Merged Group by combining the businesses of Incitec Pivot and Dyno Nobel. The risk exists that any integration or strategy implementation may take longer than expected or that the extraction of efficiencies and potential synergies does not occur or may incur additional costs, which would impact the Merged Group's financial performance.

(iii) Loss of key staff

The success and growth strategy for Incitec Pivot depends on its ability to attract and retain key management and operating personnel. Both Incitec Pivot and Dyno Nobel have qualified and experienced management teams. The loss of any key members of these teams, or Incitec Pivot's inability to attract the requisite personnel with suitable experience could have an adverse effect on Incitec Pivot and the performance of the Merged Group. There is no assurance as to the continued availability of such key personnel.

In the lead-up to and following implementation of the Share Scheme, there are likely to be a number of changes to the senior management team within Dyno Nobel. It may take time to recruit key staff and additional managers and this could lead to a period of instability which may impact on the short-term performance of the Dyno Nobel businesses and the Merged Group.

(iv) Financing risk

Incitec Pivot has secured a A$2.4 billion 364-day multi-currency acquisition facility to finance the Cash Consideration and the Option Scheme Consideration and refinance existing Dyno Nobel and Incitec Pivot borrowing facilities. There is a risk, particularly given the current global credit crisis, that Incitec Pivot will not be able to refinance this facility at maturity or refinance on similar terms, including price, covenants and security. Furthermore, should the Merged Group require more funding than is currently provided, there is no assurance that such financing will be available on acceptable terms or at all.

(v) Change of control restrictions

Dyno Nobel is party to certain contracts which contain change of control clauses that may be triggered upon implementation of the Share Scheme. There is a risk that counterparties to these contracts may seek to terminate these agreements. Dyno Nobel management considers this risk to be low.

(vi) Regulatory approvals

A Condition Precedent to implementation of the Share Scheme is the receipt of a number of regulatory approvals. The required approvals (including confirmation from ACCC that it does not oppose the merger) are still pending as at the date of this Scheme Booklet. If these approvals are not received by the Second Court Date, there is a risk that the Share Scheme may not proceed. Further information on regulatory approvals is contained in section 8.6 of this Scheme Booklet.

(vii) Uncertainty of Share Scheme Consideration

Under Mix and Match, Dyno Nobel Shareholders may choose the Maximum Cash Election or the Maximum Shares Election in respect of their Share Scheme Consideration. Dyno Nobel Shareholders making such Mix and Match Elections will not know at the time of election the exact combination of cash and New Incitec Pivot Shares that they will receive. As a result, Dyno Nobel Shareholders may not be able to accurately assess the effect of the Share Scheme on their tax and investment situation.

(viii) Incitec Pivot share price termination right

In the event that the Incitec Pivot VWAP as at the Second Court Date falls below the Scheme Floor, then Incitec Pivot may terminate the Share Scheme in its discretion. Other Incitec Pivot termination rights are set out in full in the Scheme Implementation Agreement, the key terms of which are summarised in Annexure C.

5.2 Potential risks of the Option Scheme

There are significantly fewer risks associated with the Option Scheme than the Share Scheme, given the Option Scheme Consideration is wholly cash. As such, Dyno Nobel Optionholders are not exposed to the risks associated with continuing ownership in the Merged Group. The key assessed risks associated with the Option Scheme are outlined below.

(a) Reinvestment risk

Dyno Nobel Optionholders who receive the Option Scheme Consideration may not be able to reinvest their cash proceeds in securities offering a similar or higher return to that available under the Dyno Nobel Options.

(b) Dependence on Share Scheme

The Option Scheme is conditional upon the Share Scheme. In the event that the Share Scheme is not approved, the Option Scheme will not proceed.

Section 3

Implementation of the Schemes

6.1 Overview of implementation steps

The key steps to implement the Schemes are set out below.

(a) Dyno Nobel Shareholders will vote on whether to approve the Share Scheme at the Share Scheme Meeting.

(b) Dyno Nobel Optionholders will vote on whether to approve the Option Scheme at the Option Scheme Meeting.

(c) If the required majority of Dyno Nobel Shareholders approves the Share Scheme, and Conditions Precedent have been satisfied or waived, then Dyno Nobel will apply to the Court to approve the Share Scheme at the Second Court Hearing.

(d) If the required majority of Dyno Nobel Optionholders approve the Option Scheme, and all conditions precedent to the Option Scheme have been satisfied or waived, then Dyno Nobel will apply to the Court to approve the Option Scheme at the Second Court Hearing.

(e) If the Court approves the Schemes, Dyno Nobel will lodge with ASIC a copy of the Court orders approving the Schemes. This date will be the last day on which trading in Dyno Nobel Shares on ASX occurs.

(f) On the Implementation Date, Incitec Pivot Bidco will acquire all existing Scheme Shares and the Dyno Nobel Options will be cancelled, and Incitec Pivot Bidco will provide the Scheme Consideration.

(g) With effect from the Business Day following the Implementation Date, Dyno Nobel will apply for termination of the official quotation of Dyno Nobel Shares on ASX and to have itself removed from the official list of ASX.

These steps are described in further detail below. The expected dates for the key steps are set out on page 3 of this Scheme Booklet (but those dates are subject to possible change).

Below is a summary of Dyno Nobel's and Incitec Pivot's intentions if only part of the Proposal is approved:

- If the Share Scheme is approved by Dyno Nobel Shareholders, but the Option Scheme is not approved by Dyno Nobel Optionholders, the Court will be asked to approve the Share Scheme only and, upon approval of the Share Scheme by the Court, the Share Scheme will be implemented. In this case, Dyno Nobel Options may become subject to compulsory acquisition by Incitec Pivot Bidco. For further information on compulsory acquisition see section 1.2.
- If the Share Scheme is not approved by Dyno Nobel Shareholders, neither the Share Scheme nor the Option Scheme will be implemented, regardless of whether the Option Scheme is approved by the Dyno Nobel Optionholders.

Dyno Nobel and Incitec Pivot each have rights and obligations in connection with the implementation of the Schemes under the Scheme Implementation Agreement. The Scheme Implementation Agreement also includes the Conditions Precedent, termination rights, 'break fee' arrangements, exclusivity arrangements and various other matters. The key terms of the Scheme Implementation Agreement are summarised in Annexure C.

6.2 Share Scheme Deed Poll

On 10 April 2008, Incitec Pivot and Incitec Pivot Bidco executed the Share Scheme Deed Poll. Under the Share Scheme Deed Poll, Incitec Pivot Bidco agreed, subject to the Share Scheme becoming Effective, to provide each Share Scheme Participant with the Share Scheme Consideration to which it is entitled under the Share Scheme, and Incitec Pivot agreed, subject to the Share Scheme becoming Effective, to procure that Incitec Pivot Bidco provide the Share Scheme Consideration. A copy of the Share Scheme Deed Poll is attached as Annexure F.

6.3 Scheme Meetings

In accordance with orders of the Court dated 18 April 2008, Dyno Nobel Shareholders and Dyno Nobel Optionholders will be asked to vote in favour of the relevant Scheme at the relevant Scheme Meeting. The applicable Notices of Meeting, which include details of the time and place of the meetings, are set out in Annexures G and H.

At the Scheme Meetings, Dyno Nobel Shareholders and Dyno Nobel Optionholders will be asked to consider and, if thought fit, pass resolutions approving the Share and Option Schemes respectively. The required approval thresholds are set out in sections 1.13 and 1.14. Voting at the Scheme Meetings will be by poll.

6.4 Court approval at Second Court Hearing

If the Schemes are approved by the requisite majorities of Dyno Nobel Shareholders and Dyno Nobel Optionholders, and all other conditions precedent to the Schemes (other than approval by the Court) have been satisfied or waived, Dyno Nobel will apply to the Court for orders approving the Schemes. Please refer to section 6.1 for a summary of Dyno Nobel's and Incitec Pivot's intentions if either of the Schemes is not approved.

Each Dyno Nobel Shareholder and Dyno Nobel Optionholder has the right to appear at the Second Court Hearing. Any Dyno Nobel Shareholder and Dyno Nobel Optionholder who wishes to oppose approval of the relevant Scheme at the Second Court Hearing may do so by filing with the Court and serving on Dyno Nobel a notice of appearance in the prescribed form, together with any affidavit on which that person will seek to rely at the Court hearing.

6.5 Effective Date (last date of trading of Dyno Nobel Shares on ASX)

If the Court approves the Schemes, Dyno Nobel will lodge with ASIC an office copy of the Court order approving the Schemes. The Schemes become Effective on the date that lodgement occurs. This date is referred to in this Scheme Booklet as the Effective Date.

Dyno Nobel will, upon the Schemes becoming Effective, give notice of that event to ASX.

Dyno Nobel will apply to ASX for Dyno Nobel Shares to be suspended from official quotation on ASX from close of trading on the Effective Date.

Dyno Nobel will apply for termination of the official quotation of Dyno Nobel Shares on ASX, and to have itself removed from the official list of ASX, as soon as practicable after the Implementation Date. The Implementation Date is discussed in 6.9 below.

6.6 Commencement of trading of New Incitec Pivot Shares

Incitec Pivot will seek confirmation from ASX that, as from the first trading day after the Effective Date (or such other date as ASX requires), the New Incitec Pivot Shares issued as Scheme Consideration will be quoted on ASX. New Incitec Pivot Shares are currently expected to trade on a deferred settlement basis at the commencement of trading on the first trading day following the Effective Date (ie trading is expected to commence on 3 June 2008). It is the responsibility of each New Incitec Pivot Shareholder to confirm their holding before trading in New Incitec Pivot Shares to avoid the risk of selling shares that they do not own. New Incitec Pivot Shareholders who sell New Incitec Pivot Shares before they receive their holding statement or confirm their uncertificated holdings of New Incitec Pivot Shares do so at their own risk. Incitec Pivot, Dyno Nobel, Incitec Pivot Bidco and the Incitec Pivot Registry disclaim all liability (to the maximum extent permitted by law) to persons who trade New Incitec Pivot Shares before receiving their holding statements, whether on the basis of confirmation of the allocation provided by Incitec Pivot, Incitec Pivot Bidco or the Incitec Pivot Registry.

Normal trading of New Incitec Pivot Shares is expected to commence on Wednesday, 18 June 2008.

6.7 Scheme Record Date

Dyno Nobel Shareholders and Dyno Nobel Optionholders will be entitled to receive consideration under the Schemes if they are registered as the holders of Scheme Shares and/or Dyno Nobel Options at 7.00pm on the Scheme Record Date. The Scheme Record Date is the date which is five Business Days after the Effective Date, and is currently expected to be Tuesday, 10 June 2008. In this Scheme Booklet, those Dyno Nobel Shareholders and the Dyno Nobel Shares that they hold, and those Dyno Nobel Optionholders and the Dyno Nobel Options that they hold are referred to as 'Share Scheme Participants', 'Scheme Shares', 'Option Scheme Participants' and 'Scheme Options' respectively.

6.8 Determination of persons entitled to Scheme Consideration

(a) Dealings on or prior to the Scheme Record Date

For the purposes of establishing who are Share Scheme Participants, dealings in Dyno Nobel will be recognised by Dyno Nobel provided that:

(i) In the case of dealings of the type to be effected on CHESS, the transferee is registered on the Dyno Nobel Share Register as the holder of the relevant Dyno Nobel Shares on the Scheme Record Date; or

(ii) In all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Dyno Nobel Share Register is kept before 5.00pm on the day on which the Scheme Record Date occurs (in which case Dyno Nobel must register such transfers before 7.00pm on the Scheme Record Date).

Dyno Nobel will not accept for registration, or recognise for the purpose of establishing who are Share Scheme Participants, any transmission application or transfer in respect of Dyno Nobel Shares received after these times.

(b) Dealings in Dyno Nobel Shares after the Scheme Record Date

As from the Scheme Record Date (and other than for Incitec Pivot Bidco following the Implementation Date):

(i) All statements of holding in respect of Dyno Nobel Shares cease to have effect as documents of title in respect of such Dyno Nobel Shares; and

(ii) Each entry on the Dyno Nobel Share Register at that date will cease to have any effect other than as evidence of entitlement to the Share Scheme Consideration.

(c) Restrictions on exercise of Dyno Nobel Options

Dyno Nobel has applied to ASX for a waiver of ASX Listing Rule 6.23.2 to permit the cancellation of Dyno Nobel Options for consideration without obtaining the prior approval of Dyno Nobel Shareholders on the basis that cancellation of Dyno Nobel Options (and implementation of the Option Scheme) is conditional upon implementation of the Share Scheme, upon which Dyno Nobel Shareholders are entitled to vote.

6.9 Implementation Date

The Implementation Date is the date which is three Business Days after the Scheme Record Date. On the Implementation Date:

(a) The Scheme Shares will be transferred to Incitec Pivot Bidco;

(b) The New Incitec Pivot Shares which constitute the Scrip Consideration will be issued to Share Scheme Participants (excluding Ineligible Foreign Dyno Nobel Shareholders); and

(c) The Cash Consideration will be paid to the Share Scheme Participants and the Option Scheme Consideration will be paid to the Option Scheme Participants.

Incitec Pivot has the discretion to delay payment of the Cash Consideration to Share Scheme Participants who are Ineligible Foreign Dyno Nobel Shareholders until payment of the Net Scrip Proceeds is made. Please refer to section 1.19 for further details.

Holding statements and confirmations of CHESS holdings for New Incitec Pivot Shares are expected to be dispatched to Eligible Share Scheme Participants on or as soon as practicable after the Implementation Date, currently expected to be Monday, 16 June 2008, and in any event, within five Business Days after the Implementation Date. In the case of Scheme Shares held in joint names, the New Incitec Pivot Shares comprising the Scrip Consideration will be issued to, and registered in the name of, the joint holders, and the holding statements will be sent to the holder whose name appears first on the Dyno Nobel Share Register as at the Scheme Record Date.

Once the Scheme Consideration has been provided, the Scheme Shares will be transferred to Incitec Pivot Bidco and the Scheme Options cancelled without any need for further acts by any Share Scheme Participants or Option Scheme Participants.

6.10 Commencement of normal trading of New Incitec Pivot Shares on ASX

Trading on ASX of New Incitec Pivot Shares on a normal settlement basis is expected to commence on Wednesday, 18 June 2008.

Section 7

Australian income tax consequences of the Schemes

7.1 Scope

The following is a general summary of the Australian income tax consequences of the Schemes, based on the legislation enacted at the date of this Scheme Booklet.

This summary applies to Dyno Nobel Shareholders who are resident in Australia for tax purposes and hold their Dyno Nobel Shares on capital account. This summary also applies to Dyno Nobel Optionholders who are resident in Australia for tax purposes and who have not been engaged in foreign service that relates to the grant of the Dyno Nobel Options. Accordingly, the summary is not applicable to all Dyno Nobel Shareholders or Dyno Nobel Optionholders, and in particular:

(a) Does not discuss the tax implications of the Schemes arising in foreign jurisdictions and does not apply to Dyno Nobel Shareholders or Dyno Nobel Optionholders who are foreign residents or temporary residents for Australian taxation purposes; and

(b) Does not apply to Dyno Nobel Shareholders who do not hold their Dyno Nobel Shares as capital assets (for example, Dyno Nobel Shareholders who hold their Dyno Nobel Shares as trading stock or revenue assets).

Further, this summary does not apply to current employees of Dyno Nobel in respect of their participation in the Dyno Nobel Employee Share Plan.

As this summary is general in nature and does not take into account the particular circumstances of any Dyno Nobel Shareholders or Dyno Nobel Optionholders, it is recommended that Dyno Nobel Shareholders and Dyno Nobel Optionholders seek professional taxation advice with respect to their individual tax situations.

7.2 Class ruling from the ATO

Incitec Pivot has applied for a class ruling from the ATO in relation to the tax implications of the Share Scheme. This outline accords with what Dyno Nobel expects the class ruling will confirm, although the class ruling will not address all matters discussed in this outline.

Once it is released, a link to the class ruling will be posted on Dyno Nobel's website (www.dynonobel.com).

7.3 Capital gains tax consequences for Dyno Nobel Shareholders

(a) Consequences of exchanging Dyno Nobel Shares for Share Scheme Consideration

The implementation of the Share Scheme will be a taxable event for Australian capital gains tax purposes. You will make a capital gain if the 'capital proceeds' you receive are greater than the cost base of your Dyno Nobel Shares, subject to scrip for scrip rollover relief (refer to section 7.3(b)). You will make a capital loss if the capital proceeds you receive are less than the reduced cost base of your Dyno Nobel Shares.

Your capital proceeds for each Dyno Nobel Share will be the sum of any Cash Consideration and the market value of any New Incitec Pivot Shares that you receive.

The cost base of your Dyno Nobel Shares will include their acquisition cost and the incidental costs incurred in relation to their acquisition (for example, brokerage and stamp duty).

If you make a capital loss, you may be entitled to offset the capital loss against capital gains derived in the same or subsequent years of income, but you cannot offset any capital loss against ordinary income.

If you are an individual, trust or complying superannuation entity and have held your Dyno Nobel Shares for at least 12 months, you may be entitled to benefit from the CGT discount concession to reduce the amount of any capital gain. This means that:

- If you are an individual or trustee, you may be entitled to a 50% discount of your capital gain; and
- If you are a complying superannuation entity, you may be entitled to a 33$^1/_3$% discount of your capital gain.

If you are a company but not a trustee, you will not be able to discount your capital gain (subject to a limited exception for some life insurance companies).

(b) CGT rollover relief

You may be entitled to 'scrip for scrip rollover relief' in respect of your capital gain (***scrip for scrip rollover relief***). In broad terms, scrip for scrip rollover relief allows you to disregard a capital gain you make on implementation of the Share Scheme to the extent you receive New Incitec Pivot Shares as consideration. Scrip for scrip rollover relief is not available to the extent you make a capital loss.

Scrip for scrip rollover relief is not available to the extent that you receive cash as consideration. Accordingly, your decision to receive the Standard Share Scheme Consideration, or make a Maximum Shares Election or a Maximum Cash Election will influence the extent to which scrip for scrip rollover relief is available to shelter your capital gain. In broad terms:

- If you receive the Standard Share Scheme Consideration, scrip for scrip rollover relief would be available to the extent you receive New Incitec Pivot Shares as consideration.
- If you make a Maximum Shares Election, you may potentially receive scrip for scrip rollover relief in respect of a greater part of your capital gain than if you received the Standard Share Scheme Consideration or made a Maximum Cash Election.
- If you make a Maximum Cash Election, you may potentially receive scrip for scrip rollover relief in respect of less of your capital gain than if you received the Standard Share Scheme Consideration or made a Maximum Shares Election.

If you wish to elect for scrip for scrip rollover relief, the election is made upon lodging your income tax return for the income year in which the taxable event happens – this will usually be the income year in which the Implementation Date occurs. You choose scrip for scrip rollover relief by simply excluding from your tax return the amount of the capital gain eligible for relief. You do not need to submit an election form to the ATO, but it would be prudent to keep a written record of your decision.

(c) Consequences of choosing scrip for scrip rollover relief

The consequence of choosing scrip for scrip rollover relief is that, to the extent you receive New Incitec Pivot Shares as consideration, you are able to defer the capital gain made from the disposal of your Dyno Nobel Shares until you dispose of your New Incitec Pivot Shares (see section 7.3(e)). If you make a Maximum Shares Election which is not scaled back, and so do not receive any Cash Consideration, you will be able to defer all of your capital gain.

The capital gain is not deferred to the extent you receive cash as consideration. Accordingly, if you receive any Cash Consideration, you must calculate the capital gain attributable to each component of the Share Scheme Consideration. In order to calculate the capital gain attributable to the Cash Consideration you must deduct a reasonable portion of the cost base of your Dyno Nobel Shares from the Cash Consideration.

If you receive any Cash Consideration, your capital gain (before applying any CGT discount that you may be entitled to) would be calculated as follows:

Capital gain = Cash Consideration – ((Cash Consideration/Share Scheme Consideration) x Cost base of Dyno Nobel Shares)

Example

The example below is for illustrative purposes only, and should not be taken as an indication of the likely share prices for Dyno Nobel Shares and Incitec Pivot Shares. No assurance can be, or is, given as to the prices at which the Dyno Nobel Shares and Incitec Pivot Shares will trade.

You acquire 1,000 Dyno Nobel Shares for A$2.50 each on 1 June 2006. At the Implementation Date, you receive A$700 cash (A$0.70 x 1,000) and 14 New Incitec Pivot Shares. For the purposes of this example it is assumed that the market value of an Incitec Pivot Share at the Implementation Date is A$139.

You receive the Standard Share Scheme Consideration and choose scrip for scrip rollover relief to the maximum extent possible.

Share Scheme Consideration	= A$700 + (14 x A$139)
	= A$2,646
Cost base of Cash Consideration	= Cost base of Dyno Nobel Shares x (Cash Consideration/Share Scheme Consideration)
	= A$2,500 x A$700/A$2,646
	= A$661
Capital gain	= Cash Consideration – cost base of Cash Consideration
	= A$700 – A$661
	= A$39

As the Dyno Nobel shares have been held for more than 12 months, if you are a individual the CGT discount should apply to reduce the capital gain to A$19.50[17].

(d) Consequences of not choosing scrip for scrip rollover relief

If you do not choose scrip for scrip rollover relief you will make a taxable capital gain to the extent that the sum of the market value of New Incitec Pivot Shares and the amount of Cash Consideration that you receive (if any) exceeds the cost base of your Dyno Nobel Shares.

(e) Subsequent sale of New Incitec Pivot Shares

A sale of New Incitec Pivot Shares (received in exchange for your Dyno Nobel Shares and held on capital account) will generally result in Australian CGT implications on the principles described in section 7.3(b) above (or you may make a capital loss). However, the cost base of your New Incitec Pivot Shares will differ, depending on whether or not you choose scrip for scrip rollover relief for exchanging your Dyno Nobel Shares pursuant to the Scheme.

(i) If you do not choose scrip for scrip rollover relief

The cost base of your New Incitec Pivot Shares will be equal to the sum of:

- The market value of your Dyno Nobel Shares at the Implementation Date less any Cash Consideration; and
- Any incidental costs you incur to sell your New Incitec Pivot Shares.

For the purpose of determining whether you can discount a capital gain on the sale of your New Incitec Pivot Shares, you will be taken to have acquired your New Incitec Pivot Shares at the Implementation Date.

17 This assumes you have no capital losses to offset against this gain.

(ii) If you do choose scrip for scrip rollover relief
The cost base of your New Incitec Pivot Shares will be equal to the cost base of your Dyno Nobel Shares, reduced by the proportion of those shares exchanged for the Cash Consideration you receive under the Share Scheme (if any). The cost base will also include any incidental costs you incur to sell your New Incitec Pivot Shares.

Example (continued from above)
The first element of the cost base of your New Incitec Pivot Shares is determined as follows:

Cost base of Dyno Nobel Shares	= A$2,500
Cost base of Cash Consideration*	= A$661
First element of cost base of each New Incitec Pivot Share	= (Cost base of Dyno Nobel Share – cost base of Cash Consideration)/number of New Incitec Pivot Shares
	= (A$2,500 – A$661)/14
	= A$131.4

* *This example assumes you receive the Standard Share Scheme Consideration*

For the purpose of determining whether you can discount a capital gain on the sale of your New Incitec Pivot Shares, you will be taken to have acquired your New Incitec Pivot Shares at the time you originally acquired your Dyno Nobel Shares.

7.4 Tax implications for Australian resident Optionholders

The cancellation of your Dyno Nobel Options will have tax consequences. It is recommended that you seek professional tax advice with respect to your individual situation. In broad terms, the Australian tax consequences of the cancellation of your Dyno Nobel Options will depend on whether you were subject to tax on your Dyno Nobel Options prior to the cancellation of the Dyno Nobel Options (for example, if you elected to pay tax on the grant of your Dyno Nobel Options).

(a) If you were taxed on your Dyno Nobel Options before cancellation
The cancellation of your Dyno Nobel Options on the implementation of the Option Scheme will be a taxable event for CGT purposes. You will make a capital gain if the 'capital proceeds' you receive are greater than the cost base of your Dyno Nobel Options. You will make a capital loss if the capital proceeds you receive are less than the reduced cost base of your Dyno Nobel Options.

Your capital proceeds for the cancellation of your Dyno Nobel Options is the Option Scheme Consideration.

The cost base of your Dyno Nobel Options will include the previous taxable value of your Dyno Nobel Options. For example, if you elected to pay tax on the grant of your Dyno Nobel Options, the cost base of the Dyno Nobel Options will include the taxable value of the Dyno Nobel Options on grant.

If you make a capital loss, you may be entitled to offset the capital loss against capital gains derived in the same or subsequent years of income, but you cannot offset any capital loss against ordinary income.

If you have held your Dyno Nobel Options for at least 12 months (not including the day of grant and the day of cancellation), you may be entitled to a 50% discount benefit from the CGT discount concession to reduce the amount of any capital gain. No scrip for scrip rollover relief will be available in respect of a capital gain or loss arising on the cancellation of your Dyno Nobel Options.

If you choose to exercise your Dyno Nobel Options and participate in the Share Scheme, you should refer to section 7.3 in relation to the tax consequences of exchanging your Dyno Nobel Shares for Share Scheme Consideration.

(b) If you were not taxed before the cancellation of your Dyno Nobel Options
The cancellation of your Dyno Nobel Options will be a 'cessation time' for the purposes of the tax deferral on your Dyno Nobel Options under the employee share scheme provisions of the tax law. You will be required to include in your assessable income an amount equal to the Option Scheme Consideration. This amount is assessed as ordinary income (ie the CGT discount does not apply), and any capital gain made on the disposal of Dyno Nobel Options is disregarded.

Broadly, the same treatment may apply if you choose to exercise your Dyno Nobel Options and then participate in the Share Scheme. That is, if you choose to exercise your Dyno Nobel Options and participate in the Share Scheme, the exercise of your Dyno Nobel Options will be a 'cessation time' for the purposes of the tax deferral on your Dyno Nobel Options under the employee share scheme provisions of the tax law.

Additional information

8.1 Introduction

This section 8 sets out additional information required pursuant to the Corporations Act and the Corporations Regulations, and other additional information.

8.2 Relevant Interests of Dyno Nobel and the Dyno Nobel Directors in Dyno Nobel and Incitec Pivot

(a) Relevant Interest of Dyno Nobel in Incitec Pivot Shares

As at the date of this Scheme Booklet, Dyno Nobel did not have a Relevant Interest in any Incitec Pivot Shares or any other marketable securities of Incitec Pivot.

(b) Relevant Interests of Dyno Nobel Directors in Dyno Nobel Shares

As at the date of this Scheme Booklet, the Dyno Nobel Directors had Relevant Interests in the number of Dyno Nobel Shares set out below:

(i) Geoff Tomlinson: 43,185;

(ii) David Wills: 20,469;

(iii) Rodney Keller: 21,592;

(iv) Ralph Harnett: 42,194;

(v) John (Jock) Muir: 42,670;

(vi) David Walsh: 42,194; and

(vii) Peter Richards: 4,528,431.

(c) Relevant Interests of Dyno Nobel Directors in Dyno Nobel Options

As at the date of this Scheme Booklet, the following Dyno Nobel Directors had Relevant Interests in the number of Dyno Nobel Options set out below:

(i) Peter Richards: 5,000,000.

(d) Relevant Interests of Dyno Nobel Directors in Dyno Nobel SPS

As at the date of this Scheme Booklet, the following Dyno Nobel Directors had Relevant Interests in the number of Dyno Nobel SPS set out below:

(i) John (Jock) Muir: 300.

(e) Relevant Interests of Dyno Nobel Directors in Incitec Pivot Shares

As at the date of this Scheme Booklet no Incitec Pivot Shares nor any other marketable securities of Incitec Pivot are held by, or on behalf of, any Dyno Nobel Director.

8.3 Relevant Interests of Incitec Pivot and the Incitec Pivot Directors in Dyno Nobel and Incitec Pivot

(a) Relevant Interests of Incitec Pivot in Dyno Nobel Shares

As at the date of this Scheme Booklet, Incitec Pivot has a Relevant Interest in 107,859,780 Dyno Nobel Shares, equal to 13.1532%[18] of Dyno Nobel. Incitec Pivot acquired these Dyno Nobel Shares between 24 and 29 August 2007, and has made an announcement to ASX in accordance with section 671B of the Corporations Act.

(b) No dealings in Dyno Nobel Shares in last four months

Except for the consideration to be provided under the Schemes, during the period of four months before the date of this Scheme Booklet, neither Incitec Pivot, Incitec Pivot Bidco, an Incitec Pivot Director nor any associate of Incitec Pivot has provided or agreed to provide consideration for Dyno Nobel Shares under a purchase agreement.

(c) Relevant Interests of Incitec Pivot's Directors in Dyno Nobel Shares

As at the date of this Scheme Booklet, no Incitec Pivot Director had a Relevant Interest in any Dyno Nobel Shares or any other marketable securities of Dyno Nobel.

(d) Relevant Interests of Incitec Pivot Directors in Incitec Pivot Shares

As at the date of this Scheme Booklet, Incitec Pivot Directors had Relevant Interests in the following Incitec Pivot Shares:

(i) Mr John Watson: 5,000;

(ii) Mr Brian Healey: 1,000;

(iii) Mr Allan McCallum: 7,818;

(iv) Mr Anthony Larkin: nil;

(v) Mr John Marlay: 1,000;

(vi) Mr Julian Segal: 106,701; and

(vii) Mr James Fazzino: 92,197.

Other than as set out in this section 8.3(d), no Incitec Pivot Director had a Relevant Interest in any Incitec Pivot Shares or any other marketable securities of Incitec Pivot in the four month period ending on the date immediately before the date of this Scheme Booklet.

(e) Other interests

No Incitec Pivot Director holds as at the date of this Scheme Booklet, or has held in the two years before the date of this Scheme Booklet, an interest in the Merger or Dyno Nobel.

(f) Qualification as an Incitec Pivot Director

No-one has paid or agreed to pay any amount, and no-one has given or agreed to give any benefit, to any Incitec Pivot Director to induce that person to become or to qualify as an Incitec Pivot Director.

8.4 Benefits and agreements

(a) Benefits in connection with retirement from office

Dyno Nobel expects that upon implementation of the Share Scheme, Incitec Pivot will make the positions of the Chief Executive Officer of Dyno Nobel, Mr Peter Richards, and certain other executive officers of Dyno Nobel (which may include some or all of Dyno Nobel's company secretaries) redundant. If that occurs, those persons will be entitled to receive termination payments in accordance with the terms of their existing employment contracts.

Except as described in this section 8.4, there is no payment or other benefit that is proposed to be made or given to any director, secretary or executive officer of Dyno Nobel (or any of its Related Bodies Corporate) as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in Dyno Nobel or any of its Related Bodies Corporate.

18 As at 16 April 2008.

(b) No collateral benefits offered by Incitec Pivot in last four months
Except as disclosed in section 8.4(c) during the period of four months before the date of this Scheme Booklet, neither Incitec Pivot, Incitec Pivot Bidco, an Incitec Pivot Director nor any associate of Incitec Pivot gave, or offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate of the other person to:

(i) Vote in favour of the Schemes; or

(ii) Dispose of any Dyno Nobel Shares,

which benefit was not offered to all Dyno Nobel Shareholders.

(c) Agreements or arrangements connected with or conditional on the Schemes
Except as described below, or elsewhere in this section 8.4, there are no agreements or arrangements made between any Dyno Nobel Director and another person in connection with, or conditional on, the outcome of the Schemes other than in their capacity as a Dyno Nobel Shareholder or a Dyno Nobel Optionholder.

Incitec Pivot has indemnified each Dyno Nobel Group Member and the Officers of each Dyno Nobel Group Members (***Dyno Nobel Indemnified Parties***) from and against any claim, action, proceeding, liability, obligation, damage, loss, harm, charge, cost, expense, duty or other outgoing of whatever nature and however arising which any Dyno Nobel Indemnified Party may suffer or incur by reason of any breach of any of the representations, warranties and undertakings given by Incitec Pivot in clauses 8.1 and 8.2 of the Scheme Implementation Agreement or the undertakings in the Confidentiality Deed.

Dyno Nobel has indemnified each Incitec Pivot Group Member and the Officers of each Incitec Pivot Group Member (***Incitec Pivot Indemnified Parties***) from and against any claim, action, proceeding, liability, obligation, damage, loss, harm, charge, cost, expense, duty or other outgoing of whatever nature and however arising which any Incitec Pivot Indemnified Party may suffer or incur by reason of any breach of any of the representations, warranties and undertakings given by Dyno Nobel in clause 8.3 of the Scheme Implementation Agreement or the undertakings in the Confidentiality Deed.

Incitec Pivot has agreed to fund retention payments to Dyno Nobel management and employees up to a total pool of A$4 million, payable only following implementation of the Share Scheme and contingent on individual employee performance through the period up to implementation of the Share Scheme. No decision has been made regarding the allocation of this pool as at the date of this Scheme Booklet.

Dyno Nobel intends to take out an insurance policy which insures each Dyno Nobel Director against liability as a director and officer of the Dyno Nobel Group from the Implementation Date until the later of the date which is seven years after the relevant Dyno Nobel Director ceases to hold office as a director of Dyno Nobel and the date that any relevant proceedings commenced or threatened during the period of seven years after that Dyno Nobel Director ceases to hold office have been fully resolved.

Dyno Nobel was required to maintain such an insurance policy by the terms of the deed of access, indemnity and insurance which it has entered into with each Dyno Nobel Director, which confirms the Dyno Nobel Director's right of access to board papers and requires Dyno Nobel to indemnify the Dyno Nobel Director for liability incurred as an officer and promoter of Dyno Nobel (subject to the restrictions imposed by the Corporations Act and the constitution of Dyno Nobel).

(d) Benefits under the Schemes
Except as described in section 8.4(c), no director, secretary or executive officer of Dyno Nobel (or any of its Related Bodies Corporate) has agreed to receive, or is entitled to receive, any payment or benefit from Incitec Pivot which is conditional on, or is related to, the Scheme, other than in their capacity as a Dyno Nobel Shareholder or Dyno Nobel Optionholder or holder of Dyno Nobel SPS.

(e) Interests of Dyno Nobel Directors in Incitec Pivot contracts
Except as described elsewhere in this section 8.4, no Dyno Nobel Director has any interest in any contract entered into by Incitec Pivot.

8.5 Market prices of Incitec Pivot Shares

See section 3.13 for certain information regarding the historical market price of Incitec Pivot Shares.

8.6 Status of Conditions Precedent

(a) ASIC and ASX consents and approvals
Incitec Pivot has applied to ASIC for exemptions from Chapter 5C and Part 7.9 of the Corporations Act in relation to the sale process under the Share Scheme pursuant to which the New Incitec Pivot Shares that are attributable to the Ineligible Foreign Dyno Nobel Shareholders will be sold by the Nominee (in each case, for the avoidance of doubt to the extent that the Nominee sale process may be a managed investment scheme).

As at the date of this Scheme Booklet, it is not anticipated that any other ASX or ASIC consents or approvals, or any consent or approval from any other Governmental Agency, are necessary to implement the Schemes.

(b) ASIC relief and ASX waivers
Pursuant to Regulation 5.1.01(1) of the Corporations Regulations, ASIC has allowed Dyno Nobel to omit from this Scheme Booklet, the list of Dyno Nobel Optionholders and other matters that would otherwise be required by paragraphs 8201(a), 8201(b), 8201(c), 8201(d), 8201(e), 8203(a) and 8203(b) of Part 2 of Schedule 8 to the Corporations Regulations to be set out in this Scheme Booklet.

Pursuant to Regulation 5.1.01(1) of the Corporations Regulations, ASIC has allowed Dyno Nobel to omit from this Scheme Booklet, the statement required by 8302(h) of Part 3 of Schedule 8 to the Corporations Regulations to be set out in this Scheme Booklet provided that Dyno Nobel has publicly released a copy of its audited financial statements for the period ending 31 December 2007 before this Scheme Booklet is sent to Dyno Nobel Shareholders and has sent a copy of those financial statements to Dyno Nobel Shareholders before this Scheme Booklet is sent to its members, and this Scheme Booklet discloses whether, within the knowledge of the directors of Dyno Nobel, the financial position of Dyno Nobel has materially changed since 31 December 2007 (other than as already disclosed in Dyno Nobel's 2007 Annual Report).

Dyno Nobel has applied to ASX for a waiver of ASX Listing Rule 6.23.2 to permit the cancellation of Dyno Nobel Options for consideration without obtaining the prior approval of Dyno Nobel Shareholders on the basis that cancellation of Dyno Nobel Options (and implementation of the Option Scheme) is conditional upon implementation of the Share Scheme, upon which Dyno Nobel Shareholders are entitled to vote.

(c) ACCC
Incitec Pivot made a formal submission to the ACCC on 26 March 2008. It is expected that the ACCC will conduct market inquiries with interested parties in relation to the Schemes.

8.7 Dyno Nobel SPS

Under the Dyno Nobel SPS Terms, Dyno Nobel has the right to elect to Realise all Dyno Nobel SPS within 20 Business Days of the approval of the Share Scheme by Share Scheme Participants at the Share Scheme Meeting.

Under the Scheme Implementation Agreement, Dyno Nobel and Incitec Pivot agreed that subject to the Share Scheme becoming Effective, Dyno Nobel would Realise all Dyno Nobel SPS if required to do so by Incitec Pivot. Incitec Pivot subsequently has notified Dyno Nobel that if the Scheme becomes Effective, its intention is that Dyno Nobel should Repurchase all the issued Dyno Nobel SPS. Accordingly and subject to the Share Scheme becoming Effective, Incitec Pivot intends that Dyno Nobel should issue Dyno Nobel SPS Realisation Notices to all holders of Dyno Nobel SPS as soon as possible after the Effective Date. Holders of Dyno Nobel SPS should refer to the Dyno Nobel SPS Terms for the terms on which such Realisation will occur.

8.8 Consents and disclaimers

(a) Consent to be named
The following persons have given and have not, before the time of registration of this Scheme Booklet by ASIC, withdrawn their written consent to be named in this Scheme Booklet in the form and context in which they are named:

(i) Credit Suisse (Australia) Ltd as financial adviser to Dyno Nobel;

(ii) Macquarie Capital Advisers Ltd as financial adviser to Dyno Nobel;

(iii) Deloitte Touche Tohmatsu as auditor to Dyno Nobel;

(iv) KPMG as auditor to Incitec Pivot;

(v) PricewaterhouseCoopers Securities Ltd as the Investigating Accountant;

(vi) Allens Arthur Robinson as legal adviser to Dyno Nobel in respect of Australian law;

(vii) Computershare Investor Services Pty Limited as the Dyno Nobel Registry;

(viii) Link Market Services Limited as the Incitec Pivot Registry; and

(ix) Ernst & Young Transaction Advisory Services Ltd as the Independent Expert.

(b) Consent to the inclusion of statements
This Scheme Booklet contains statements made by, or statements said to be based on statements made by:

(i) Incitec Pivot and Incitec Pivot Bidco, in respect of the Incitec Pivot Information only;

(ii) PricewaterhouseCoopers Securities Ltd, as Investigating Accountant; and

(iii) Ernst & Young Transaction Advisory Services Ltd, as the Independent Expert.

Each of the persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear in this Scheme Booklet and has not withdrawn that consent at the date of this Scheme Booklet.

(c) Disclaimers of responsibility
Each person named in sections 8.8(a) and 8.8(b):

(i) Has not authorised or caused the issue of this Scheme Booklet;

(ii) Does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based other than:

- (A) Incitec Pivot and Incitec Pivot Bidco, in respect of the Incitec Pivot Information;
- (B) PricewaterhouseCoopers Securities Ltd, in relation to its Investigating Accountant's Report; and
- (C) Ernst & Young Transaction Advisory Services Ltd, in relation to its Independent Expert's Report; and

(iii) To the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement (if any) included in this Scheme Booklet with the consent of that party as specified in section 8.8(b).

8.9 Fees

Each of the persons named in sections 8.8(a) and 8.8(b) of this Scheme Booklet (except Incitec Pivot) as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet will be entitled to receive professional fees charged in accordance with their normal basis of charging.

8.10 Documents available

Copies of the following documents may be obtained by contacting the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday, or from Dyno Nobel's website (www.dynonobel.com):

(a) Scheme Implementation Agreement; and

(b) The long form version of the Independent Expert's Report.

8.11 Supplementary disclosure

Dyno Nobel will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of lodgement of this Scheme Booklet for registration by ASIC and the Scheme Meetings:

(a) A material statement in this Scheme Booklet being misleading or deceptive;

(b) A material omission from this Scheme Booklet;

(c) A significant change affecting a matter included in this Scheme Booklet; or

(d) A significant new matter arising which would have been required to be included in the Scheme Booklet.

The form which the supplementary document may take, and whether a copy will be sent to each Dyno Nobel Shareholder and Dyno Nobel Optionholder, will depend on the nature and timing of the new or changed circumstances. Any such supplementary document will be made available on Dyno Nobel's website (www.dynonobel.com) and released to ASX (and accordingly, available from ASX's website (www.asx.com.au)).

8.12 Funding arrangements

(a) General

Incitec Pivot has executed legally binding commitment letters dated 10 March 2008 with Australia and New Zealand Banking Group Ltd, Commonwealth Bank of Australia, nabCapital Australia (a division of National Australia Bank Ltd) and Westpac Banking Corporation (each, together with their successors and assigns, a ***Finance Party***) to provide debt finance to Incitec Pivot for a maximum aggregate amount of A$2.4 billion (the ***Facility***), with each Finance Party contributing an equal proportion of the funds. The Facility is a 364-day multi-currency acquisition bridge facility which is available for purposes which include:

(i) Funding the Cash Consideration and the Option Scheme Consideration;

(ii) Refinancing existing debt facilities of Dyno Nobel and of Incitec Pivot;

(iii) Redeeming the Dyno Nobel SPS; and

(iv) Paying certain costs and expenses incurred in connection with the Schemes and associated transactions.

The Facility is sufficient to pay the maximum Cash Consideration and the Option Scheme Consideration.

Incitec Pivot will seek to refinance the Facility following implementation of the Schemes utilising, as appropriate, a range of sources.

(b) Documentation

The Facility will be documented in a Facility Agreement which is, at the date of this Scheme Booklet, yet to be drafted and finalised. Incitec Pivot anticipates that the Facility Agreement will be in place on or about 15 May 2008 and, in any event, before the Scheme Meetings.

The amounts owing under the Facility will be guaranteed by certain Incitec Pivot Group Members. On the date of the Facility Agreement, Incitec Pivot must ensure that the guarantors include Incitec Pivot, each of its subsidiaries which is a guarantor under its existing syndicated facility and Incitec Pivot Bidco.

Within 90 days following completion of the Merger, Incitec Pivot must ensure that sufficient wholly-owned subsidiaries give guarantees to ensure that the EBITDA and Total Assets (as defined in the Facility) of the guarantors represent not less than 85% of the EBITDA and Total Assets of the Merged Group.

(c) Conditions precedent and certain funds

To ensure that Incitec Pivot has sufficient funds available to complete the Merger, the Finance Parties agree that, during the period from the date of the Scheme Implementation Agreement to and including the Implementation Date, there will be certainty as to the availability of funds under the Facility, subject to a number of conditions precedent including (although each Finance Party has confirmed that, as at the date of each commitment letter, it is not aware of any other conditions precedent which it requires):

(i) Receipt by the Finance Parties of executed financing documentation in a form reasonably satisfactory to them having regard to the term sheet attached to each commitment letter;

(ii) Satisfaction of other conditions which are procedural in nature and customary for a facility of this kind;

(iii) Receipt by the Finance Parties of a legal opinion in a form reasonably satisfactory to them confirming the legality of Incitec Pivot to borrow under the Facility;

(iv) Evidence that all conditions precedent to the completion of the Merger (other than in respect of funding) have been satisfied or waived and the Schemes are Effective;

(v) Receipt by the Finance Parties of documentation confirming the ownership of the Incitec Pivot Group;

(vi) It is not unlawful for the Finance Parties to perform any of their obligations for any reason in respect of the Facility; and

(vii) The first drawdown under the Facility occurs prior to 30 June 2008.

It is expected that these conditions will be satisfied before the Second Court Date (other than Court approval and certain other conditions which are intended to be satisfied concurrently with the first drawdown including the payment of fees and expenses and the repayment of indebtedness).

If all the conditions precedent are satisfied, then each Finance Party must provide the funds for its portion of the commitment under the Facility. As at the date of this Scheme Booklet, Incitec Pivot is not aware of any reason why any of these conditions precedent will not be satisfied in time to allow payment in full of the Cash Consideration and Option Scheme Consideration as and when it is due under the terms of each Scheme.

(d) Condition subsequent

Incitec Pivot is required to procure that Dyno Nobel and a number of its subsidiaries give guarantees to satisfy the requirements referred to above after completion of the Merger. As those guarantees may constitute financial assistance for the purposes of section 260A of the Corporations Act, it is proposed that Dyno Nobel and its Australian subsidiaries which are to become guarantors will convene general meetings, and Incitec Pivot will convene a General Meeting of Incitec Pivot Shareholders, to approve the giving of the financial assistance in accordance with the procedures set out in section 260B of the Corporations Act.

Incitec Pivot has no reason to believe the Incitec Pivot Shareholder approval will not be obtained. However, if approval is not obtained Incitec Pivot would need to refinance or renegotiate the Facility on potentially less favourable terms.

(e) Representations and warranties

The representations and warranties to be given by Incitec Pivot in relation to the Facility are customary for facilities of this kind. As at the date of this Scheme Booklet, Incitec Pivot is not aware of any breach of a representation or warranty nor any circumstances that would lead to a breach of a representation or warranty.

(f) Undertakings and events of default
The undertakings to be given by Incitec Pivot in relation to the Facility including financial ratios and other undertakings are customary for facilities of this kind. As at the date of this Scheme Booklet, Incitec Pivot is not aware of any breach of an undertaking nor any circumstances that would lead to a breach of an undertaking.

The Facility is subject to events of default and termination rights, including breaches of undertakings and the condition subsequent referred to in section 8.12(d), allowing termination of the Facility and the Finance Parties to require immediate repayment. As at the date of this Scheme Booklet, Incitec Pivot is not aware of the occurrence of any event of default or any circumstances that would lead to an event of default or which would give rise to a right to the Finance Parties to terminate the applicable facilities.

8.13 Rights and liabilities attaching to New Incitec Pivot Shares

The rights and liabilities attaching to ownership of the New Incitec Pivot Shares offered pursuant to the Share Scheme arise from a combination of the Incitec Pivot Constitution, statute and general law.

A summary of the significant rights attaching to the New Incitec Pivot Shares is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities attaching to New Incitec Pivot Shares.

A copy of the Incitec Pivot Constitution is available from Incitec Pivot's website (www.incitecpivot.com.au).

(a) Voting at a general meeting
Subject to the Incitec Pivot Constitution and any rights or restrictions attached to a class of shares in the capital of Incitec Pivot, every Incitec Pivot Shareholder present at a general meeting of Incitec Pivot has one vote on a show of hands and, on a poll, one vote for each Incitec Pivot Share held.

(b) Meetings of Incitec Pivot members
Each Incitec Pivot Shareholder is entitled to receive notice of, attend and vote at meetings of Incitec Pivot and to receive all notices, accounts and other documents required to be sent to members of Incitec Pivot under the Incitec Pivot Constitution, the Corporations Act and the Listing Rules.

(c) Dividends
The Incitec Pivot Directors may from time to time determine to pay interim or final dividends (but only out of profits of Incitec Pivot) to be distributed to Incitec Pivot Shareholders subject to any rights or restrictions attached to a class of shares in the capital of Incitec Pivot. The Incitec Pivot Directors may fix the amount of the dividend, whether the dividend is franked, the franking percentage and the franking class, the time for determining entitlements to the dividend, the time for payment of the dividend and the method of payment of the dividend. Different dividend rights may attach to shares which are of a different class or not fully paid.

(d) Transfer of Incitec Pivot Shares
Incitec Pivot Shares may be transferred by a proper ASTC transfer effected in accordance with the ASTC Settlement Rules, an instrument of transfer in compliance with the Incitec Pivot Constitution or by any other method permitted by the Corporations Act, Listing Rules or the ASTC Settlement Rules.

The Incitec Pivot Directors may refuse to register a transfer of Incitec Pivot Shares where the Corporations Act, the Listing Rules or the ASTC Settlement Rules permits them to do so. The Incitec Pivot Directors must refuse to register a transfer of Incitec Pivot Shares when required by the Corporations Act, the Listing Rules or the ASTC Settlement Rules or stamp duty law. If the Incitec Pivot Directors refuse to register a transfer of Incitec Pivot Shares, the Incitec Pivot Directors must, within five Business Days after the date on which the transfer was lodged with Incitec Pivot, give the person transferring the Incitec Pivot Shares and the person lodging the transfer (if not the same person) written notice of any refusal to register a transfer of Incitec Pivot Shares and the reasons for the refusal.

(e) Issue of further Incitec Pivot Shares or other securities
Subject to the Corporations Act, the Listing Rules and the ASTC Settlement Rules and any rights and restrictions attached to a class of shares in the capital of Incitec Pivot, the Incitec Pivot Directors may allot and issue shares, and grant options in respect of unissued shares on any terms, at any time and for any consideration.

(f) Winding up
On a winding up of Incitec Pivot, subject to any rights or restrictions attached to a class of shares in the capital of Incitec Pivot, any surplus must be divided among members of Incitec Pivot in the proportions which the amount paid (including amounts credited) on the shares of a member is of the total amounts paid and payable (including amounts credited) on the shares of all members of Incitec Pivot.

(g) Share buy-backs
Subject to the Corporations Act, the Listing Rules and the ASTC Settlement Rules, Incitec Pivot may reduce its share capital and buy-back Incitec Pivot Shares on any terms and at any time.

(h) Variation of class rights
Subject to the Corporations Act and the terms of issue of shares in a particular class, Incitec Pivot may vary or cancel rights attached to shares in that class or convert shares from one class to another, by a special resolution of Incitec Pivot and:

(i) A special resolution passed at a meeting of members holding shares in that class; or

(ii) The written consent of members who are entitled to at least 75% of the votes that may be cast in respect of shares in that class.

(i) Alteration of Incitec Pivot Constitution
The Incitec Pivot Constitution can only be amended by special resolution passed by at least three-quarters of the votes cast by members of Incitec Pivot entitled to vote on the resolution at a general meeting of Incitec Pivot.



Section 8

Glossary

The meanings of the terms used in this Scheme Booklet are set out below.

Term	Meaning
A$ or AUD	Australian dollars
ACCC	the Australian Competition and Consumer Commission
AIFRS	Australian International Financial Reporting Standards
AN	ammonium nitrate
Annexure	an Annexure of this Scheme Booklet
ASIC	the Australian Securities and Investments Commission
ASTC Settlement Rules	the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532)
ASX	ASX Ltd (ACN 008 624 691) or Australian Securities Exchange, as the context requires
ATO	the Australian Taxation Office
Business Day	any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia
Cash Consideration	the cash component of the Share Scheme Consideration, ascertained in accordance with clause 5 of the Share Scheme
CGT	Australian capital gains tax
CHESS	the clearing house electronic subregister system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd
Competing Proposal	either a Competing Proposal for Incitec Pivot or a Competing Proposal for Dyno Nobel, as the case requires
Competing Proposal for Dyno Nobel	any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a person other than an Incitec Pivot Group Member (the person being the ***Bidder for Dyno Nobel***) would: (a) Directly or indirectly, acquire an interest in, a relevant interest in or become the holder of: (i) More than 20% of the Dyno Nobel Shares; or (ii) The whole or a substantial part or a material part of the business or property of Dyno Nobel or the Dyno Nobel Group, including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of shares or joint venture, but not as a custodian, nominee or bare trustee; (b) Acquire control of Dyno Nobel, within the meaning of section 50AA of the Corporations Act; or (c) Otherwise acquire or merge with Dyno Nobel (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure)
Competing Proposal for Incitec Pivot	any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a person other than a Dyno Nobel Group Member of Dyno Nobel (the person being the ***Bidder for Incitec Pivot***) would: (a) Directly or indirectly, acquire an interest in, a relevant interest in or become the holder of: (i) More than 20% of the Incitec Pivot Shares; or (ii) The whole or a substantial part or a material part of the business or property of Incitec Pivot or the Incitec Pivot Group, including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of shares or joint venture, but not as a custodian, nominee or bare trustee; (b) Acquire control of Incitec Pivot, within the meaning of section 50AA of the Corporations Act; or (c) Otherwise acquire or merge with Incitec Pivot (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure)

Term	Meaning
Conditions Precedent	the conditions precedent set out in clause 3.1 of the Scheme Implementation Agreement
Confidentiality Deed	the Confidentiality Deed dated 4 March 2008 between Dyno Nobel and Incitec Pivot
Corporations Act	the *Corporations Act 2001* (Cth)
Corporations Regulations	the *Corporations Regulations 2001* (Cth)
Court	the Supreme Court of Victoria
DAP	di-ammonium phosphate
Dyno Nobel	Dyno Nobel Limited (ABN 44 117 733 463) and, where the context requires, includes Dyno Nobel Limited and the members of the Dyno Nobel Group
Dyno Nobel Board	the Board of Directors of Dyno Nobel
Dyno Nobel Director	a member of the Dyno Nobel Board
Dyno Nobel Employee Share Plan	the Dyno Nobel Employee Share Plan established by Dyno Nobel in February 2007 under a Plan Trust Deed entered into between Dyno Nobel and DXL Employee Share Plan Managers Pty Ltd
Dyno Nobel ESOP	the Dyno Nobel Limited Executive Share Option Plan established in April 2006
Dyno Nobel Financial Information	the meaning given to that term in section 2.11(a)
Dyno Nobel Group	Dyno Nobel and each of its Related Bodies Corporate and each of them is a ***Dyno Nobel Group Member***
Dyno Nobel Information	the information contained in this Scheme Booklet except for the: (a) Incitec Pivot Information; (b) Independent Expert's Report; and (c) Investigating Accountant's Report
Dyno Nobel Option	an option to subscribe for shares in Dyno Nobel, issued under the Dyno Nobel ESOP
Dyno Nobel Option Register	the register of Dyno Nobel Optionholders maintained by or on behalf of Dyno Nobel in accordance with section 168(1) of the Corporations Act
Dyno Nobel Optionholder	a holder of a Dyno Nobel Option
Dyno Nobel Registry	Computershare Investor Services Pty Limited
Dyno Nobel Share	a fully paid ordinary share in the capital of Dyno Nobel
Dyno Nobel Share Register	the register of members of Dyno Nobel maintained by or on behalf of Dyno Nobel in accordance with section 168(1) of the Corporations Act
Dyno Nobel Shareholder	a person who is registered on the Dyno Nobel Share Register as a holder of a Dyno Nobel Share
Dyno Nobel Shareholder Instructions	are binding instructions or notifications between a Dyno Nobel Shareholder and Dyno Nobel relating to Dyno Nobel Shares or a Dyno Nobel Shareholder's status as a Dyno Nobel Shareholder (including, without limitation, any instructions relating to communications from Dyno Nobel, whether dividends are to be paid by cheque or into a specific bank account, and direct credit instructions and bank account details), other than any Dyno Nobel Shareholder tax file number or any instruction or notification in relation to any dividend reinvestment plan (as Incitec Pivot does not currently operate a dividend reinvestment plan)
Dyno Nobel SPS	the Dyno Nobel Step-up Preference Securities issued by Permanent Investment Management Ltd (ABN 45 003 278 831), as responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459), pursuant to the replacement product disclosure statement dated 11 July 2007
Dyno Nobel SPS Realisation Notice	a notice given by Dyno Nobel to each Dyno Nobel SPS Holder in accordance with clause 7.5 of the Dyno Nobel SPS Terms

Term	Meaning
Dyno Nobel SPS Terms	the terms of issue of the Dyno Nobel SPS (as set out in Appendix A to the replacement product disclosure statement dated 11 July 2007 issued by Permanent Investment Management Ltd (ABN 45 003 278 831), as responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459)
DXL	Dyno Nobel
EBIT	earnings before interest and tax
EBITDA	earnings before interest, tax, depreciation and amortisation
Effective	(a) When used in relation to the Share Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme; and (b) When used in relation to the Option Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Option Scheme
Effective Date	the date on which the Share Scheme becomes Effective
Election Form	the white election form by which Dyno Nobel Shareholders may make a Maximum Cash Election or a Maximum Shares Election
Election Time	the latest time and date by which Election Forms must be received by the Dyno Nobel Registry, namely 5.00pm on 5 June 2008 unless advised otherwise by Dyno Nobel by ASX announcement
Eligible Share Scheme Participants	Share Scheme Participants who are not Ineligible Foreign Dyno Nobel Shareholders
End Date	11 December 2008, or such later date as Incitec Pivot and Dyno Nobel may agree in writing
Exercise Deadline	5.00pm two Business Days before the Scheme Record Date
Governmental Agency	any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal agency, competition authority or entity (including without limitation), ASIC, ASX (and any other stock exchange), ACCC, a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government and any regulatory organisation established under statute
Holder Identification Number (or HIN)	the meaning given to that term in the ASTC Settlement Rules
Implementation Date	the date which is three Business Days after the Scheme Record Date or such other date as Dyno Nobel and Incitec Pivot agree in writing
Incitec Pivot	Incitec Pivot Limited (ABN 42 004 080 264) and, where the context requires, includes Incitec Pivot Bidco and the members of the Incitec Pivot Group
Incitec Pivot Bidco	Incitec Pivot US Holdings Pty Limited (ACN 130 242 036)
Incitec Pivot Board	the Board of Directors of Incitec Pivot
Incitec Pivot Constitution	the constitution of Incitec Pivot
Incitec Pivot Director	a member of the Incitec Pivot Board
Incitec Pivot Financial Information	the meaning given to that term in section 3.12(a)
Incitec Pivot Group	Incitec Pivot and each of its Related Bodies Corporate and each of them is an ***Incitec Pivot Group Member***

Term	Meaning
Incitec Pivot Information	the information contained in the following sections of this Scheme Booklet: (a) Letter from the Chairman of Incitec Pivot; (b) Section 3 (*Profile of Incitec Pivot*); (c) Section 4 (*Profile of Merged Group*); (d) Section 5.1(b); and (e) Sections 8.3, 8.5, 8.12 and 8.13, but does not include any information in relation to the Merged Group provided by Dyno Nobel to Incitec Pivot, or derived from information so provided
Incitec Pivot Register	the register of members of Incitec Pivot maintained by or on behalf of Incitec Pivot in accordance with section 168(1) of the Corporations Act
Incitec Pivot Registry	Link Market Services Limited (ABN 54 083 214 537)
Incitec Pivot Share	a fully paid ordinary share in the capital of Incitec Pivot
Incitec Pivot Shareholder	a person who is registered on the Incitec Pivot Register as a holder of an Incitec Pivot Share
Incitec Pivot VWAP	on any particular date: (a) Subject to paragraph (b) of this definition, the volume weighted average share price for Incitec Pivot Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Incitec Pivot Shares, and any other trades which Dyno Nobel and Incitec Pivot reasonably agree to exclude on the basis that they are not representative of the general price at which Incitec Pivot Shares are trading on ASX in the context of trading in Incitec Pivot Shares on any day on which the trades took place) over the 10 consecutive Trading Days (as defined in the Listing Rules) immediately preceding that date (calculated to two decimal places); and (b) If Incitec Pivot declares any dividend, then, for the purpose of calculating the Incitec Pivot VWAP, in calculating the volume weighted average share price for Incitec Pivot Shares during any 10 consecutive Trading Days where on any Trading Day during that period Incitec Pivot Shares did not trade ex the entitlement to receive that dividend, the total value of trades in Incitec Pivot Shares on that Trading Day (excluding those trades that are excluded in accordance with paragraph (a) of this definition) will be reduced by an amount equal to the number of Incitec Pivot Shares that are subject of those trades multiplied by the cash amount of that dividend (and, for this purpose, if the ex date for that dividend is after the end of the relevant 10 consecutive Trading Day period, the Incitec Pivot Shares will be taken to not have traded ex dividend during the 10 consecutive Trading Day period)
Independent Expert	Ernst & Young Transaction Advisory Services Ltd
Independent Expert's Report	the report from the Independent Expert (the concise version of which is set out in Annexure B, and a long form version of which may be obtained in accordance with section 8.10), and any update to such report that the Independent Expert issues
Ineligible Foreign Dyno Nobel Shareholder	a Dyno Nobel Shareholder whose address as shown on the Dyno Nobel Share Register is a place outside Australia and its external territories, New Zealand, the United States of America, Hong Kong, Singapore or the United Kingdom, unless Incitec Pivot and Dyno Nobel are each satisfied, acting reasonably, that: (a) It is lawful, under any one or more relevant jurisdiction, and not unduly onerous to issue an Ineligible Foreign Dyno Nobel Shareholder with Incitec Pivot Shares when the Share Scheme becomes Effective; and (b) It is lawful, under any one or more relevant jurisdiction, for that Ineligible Foreign Dyno Nobel Shareholder to participate in the Share Scheme

Term	Meaning
Interim Dividend	any dividend or other distribution declared or paid by Incitec Pivot after 11 March 2008 and before the Second Court Date which holders of New Incitec Pivot Shares are not entitled to receive
Investigating Accountant	PricewaterhouseCoopers Securities Ltd
Investigating Accountant's Report	the report from the Investigating Accountant set out in Annexure A
IPL	Incitec Pivot
IS	initiation systems
Listing Rules	the Listing Rules of ASX
MAP	mono-ammonium phosphate
Maximum Cash Election	an election alternative under the Mix and Match to increase the Cash Consideration as described in the section headed "What you will receive under the Schemes" on page 6
Maximum Shares Election	an election alternative under the Mix and Match to increase the Scrip Consideration as described in the section headed "What you will receive under the Schemes" on page 6
Merged Group	Incitec Pivot and its subsidiaries (including Dyno Nobel and its subsidiaries) after implementation of the Share Scheme
Merger	the merger of Dyno Nobel and Incitec Pivot pursuant to the Share Scheme
Mix and Match	the mix and match facility described in clause 5.4 of the Share Scheme
Mix and Match Elections	Maximum Cash Elections and Maximum Shares Elections made by Share Scheme Participants
Net Scrip Proceeds	the meaning given to that term in section 1.19
New Incitec Pivot Shareholders	holders of New Incitec Pivot Shares
New Incitec Pivot Shares	the Incitec Pivot Shares to be issued under the Share Scheme as Scrip Consideration
Nominee	the person nominated by Incitec Pivot to sell the New Incitec Pivot Shares that are attributable to Ineligible Foreign Dyno Nobel Shareholders under the terms of the Share Scheme
NPAT	net profit after tax
Officer	in relation to an entity, a director, officer (as defined in section 9 of the Corporations Act) or employee of that entity
Option Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between Dyno Nobel and the Option Scheme Participants substantially in the form set out in Annexure E or in such other form as Dyno Nobel and Incitec Pivot agree in writing
Option Scheme Consideration	the consideration to be provided to Option Scheme Participants under the terms of the Option Scheme for the cancellation of their Scheme Options, ascertained in accordance with the Option Scheme
Option Scheme Meeting	the meeting of Dyno Nobel Optionholders to be convened by the Court in relation to the Option Scheme pursuant to section 411(1) of the Corporations Act
Option Scheme Participants	each person registered on the Dyno Nobel Option Register as the holder of Scheme Options as at the Scheme Record Date

Term	Meaning
Pro Forma Market Capitalisation	the implied market capitalisation of the Merged Group based on the Incitec Pivot share price as at 16 April 2008, assuming: (i) the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold; (ii) no Interim Dividend is paid; (iii) no Dyno Nobel Options are exercised prior to the Scheme Record Date; and (iv) Incitec Pivot does not elect to issue more New Incitec Pivot Shares to satisfy Maximum Shares Elections
Proposal	(a) The acquisition by Incitec Pivot Bidco in accordance with the Scheme Implementation Agreement of all of the Scheme Shares through implementation of the Share Scheme; and (b) The cancellation of all of the Scheme Options through implementation of the Option Scheme
Proxy Forms	the proxy forms for the Scheme Meetings accompanying this Scheme Booklet
QNP	Queensland Nitrates Pty Ltd
Realise and Realisation	the meanings given to those terms in the Dyno Nobel SPS Terms
Related Body Corporate	the meaning given to that term in the Corporations Act
Relevant Interest	the meaning given to that term in the Corporations Act
Repurchase	the meaning given to that term in the Dyno Nobel SPS Terms
Scheme Booklet	this document
Scheme Floor	A$126.96
Scheme Implementation Agreement	the Scheme Implementation Agreement between Incitec Pivot and Dyno Nobel dated 11 March 2008, as amended on 2 April 2008 (the key terms of which are summarised in Annexure C, and a full copy of which may be obtained in accordance with section 8.10)
Scheme Meetings	the Share Scheme Meeting and the Option Scheme Meeting
Scheme Options	each Dyno Nobel Option on issue as at the Scheme Record Date
Scheme Record Date	7.00pm on the date which is five Business Days after the Effective Date
Scheme Share	each Dyno Nobel Share on issue as at the Scheme Record Date
Scheme Threshold	A$138.16
Schemes	the Share Scheme and the Option Scheme
Scrip Consideration	the scrip component of the Share Scheme Consideration, ascertained in accordance with clause 5 of the Share Scheme
Second Court Date	the date on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme is first heard
Second Court Hearing	the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme or Option Scheme (as applicable)
section	a section of this Scheme Booklet
Share Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between Dyno Nobel and the Share Scheme Participants substantially in the form set out in Annexure D or in such other form as Dyno Nobel and Incitec Pivot agree in writing
Share Scheme Consideration	the Cash Consideration and the Scrip Consideration to be provided to Share Scheme Participants under the terms of the Share Scheme for the transfer to Incitec Pivot Bidco of their Scheme Shares, ascertained in accordance with clause 5 of the Share Scheme

Term	Meaning
Share Scheme Deed Poll	the deed poll dated 10 April 2008 executed by Incitec Pivot and Incitec Pivot Bidco in favour of the Share Scheme Participants, substantially in the form set out in Annexure F or in such other form as Dyno Nobel and Incitec Pivot agree in writing
Share Scheme Meeting	the meeting of Dyno Nobel Shareholders to be convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act
Share Scheme Participant	each person registered on the Dyno Nobel Share Register as the holder of Scheme Shares as at the Scheme Record Date other than any Incitec Pivot Group Member
Southern Cross Fertilisers	Southern Cross Fertilisers Pty Limited (ABN 30 004 936 850), a wholly-owned subsidiary of Incitec Pivot
Southern Cross International	Southern Cross International Pty Limited (ABN 63 124 537 980), a wholly-owned subsidiary of Incitec Pivot
SPS	Dyno Nobel SPS
Standard Share Scheme Consideration	the Share Scheme Consideration payable for each Scheme Share to any Share Scheme Participant who does not make either a Maximum Cash Election or a Maximum Shares Election, being: (a) A$0.70 in cash; and (b) 0.01406 New Incitec Pivot Shares, although if (i) the Incitec Pivot VWAP as at the Second Court Date is below the Scheme Threshold, or (ii) Incitec Pivot declares or pays an Interim Dividend and the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, the number of New Incitec Pivot Shares that will be received for each Scheme Share under paragraph (b) above will be increased, in the case of (i) so as to provide a minimum Standard Share Scheme Consideration of A$2.64 per Dyno Nobel Share (based on the Incitec Pivot VWAP as at the Second Court Date), and in the case of (ii) so as to provide for the value of this Interim Dividend
Super Cycle	the term 'super cycle' is generally used to refer to a prolonged rise in commodity prices, driven by urbanisation and industrialisation of major economies, for example China and India
Superior Proposal	a bona fide Competing Proposal for Dyno Nobel which the Dyno Nobel Board determines, acting in good faith, and after having taken advice from its financial and legal advisers is: (a) Capable of being valued and completed, taking into account all aspects of the Competing Proposal for the Dyno Nobel party; and (b) More favourable to the shareholders of Dyno Nobel than the Share Scheme, taking into account all the terms and conditions of the Competing Proposal for Dyno Nobel
US$, US dollars or USD	the currency of the United States of America
VWAP	volume weighted average share price

Investigating Accountant's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

The Directors
Dyno Nobel Limited
Level 24, 111 Pacific Highway
North Sydney NSW 2060

The Directors
Incitec Pivot Limited
70 Southbank Boulevard
Southbank VIC 3006

18 April 2008

Subject: Investigating Accountant's Report on Historical Financial Information

Dear Sirs

PricewaterhouseCoopers Securities Ltd has been jointly engaged by Incitec Pivot Limited ("Incitec Pivot") and Dyno Nobel Limited ("Dyno Nobel") to prepare this report on historical financial information for inclusion in a Scheme Booklet dated on or about 18 April 2008 (the "Scheme Booklet") relating to the Proposal.

The Proposal involves the acquisition of all Dyno Nobel shares by Incitec Pivot that it does not already own through a cash and scrip offer of New Incitec Pivot ordinary Shares under the Share Scheme and the cancellation of Dyno Nobel Options under the Option Scheme.

Expressions defined in the Scheme Booklet have the same meaning in this report.

The nature of this report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act. PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

PRICEWATERHOUSECOOPERS

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report ("Report") covering the following information:

Incitec Pivot Financial Information

(i) Summary of pro forma historical results for Incitec Pivot for the years ended 31 December 2006 and 31 December 2007 – Section 3.12, Table A

(ii) reported balance sheet for Incitec Pivot as at 30 September 2007 – Section 3.12, Table C

(collectively, the "Incitec Pivot Financial Information").

Merged Group Financial Information

(iii) Summary of pro forma historical results for the years ended 31 December 2006 and 31 December 2007 – Section 4.6, Table A

(iv) pro forma balance sheet as at 31 December 2007, which assumes completion of the contemplated transactions described in sections 1.1, 6.1, and 4.6 of the Scheme Booklet – Section 4.6, Table B

(collectively the "Merged Group Financial Information")

The Incitec Pivot Financial Information and the Merged Group Financial Information together form the Financial Information.

This Report has been prepared for inclusion in the Scheme Booklet. We disclaim any assumption of responsibility for any reliance on this Report or on the Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review of Incitec Pivot Financial Information

The Incitec Pivot Financial Information set out in section 3.12 of the Scheme Booklet has been derived from the audited financial statements, which were audited by KPMG who issued unmodified audit opinions on the financial statements, and from unaudited management accounts for the 3 month periods ended 31 December 2005, 31 December 2006 and 31 December 2007.

The Incitec Pivot Financial Information incorporates such adjustments as the Directors of Incitec Pivot considered necessary to reflect the operations of Incitec Pivot going forward. The Directors of Incitec Pivot are responsible for the preparation of the Incitec Pivot Financial Information, including determination of the adjustments.

We have conducted our review of the Incitec Pivot Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made

(2)

such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited and unaudited financial performance of Incitec Pivot for the relevant historical periods;
- a review of work papers, accounting records and other documents of Incitec Pivot;
- a review of the adjustments made to the Incitec Pivot pro forma historical results;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Incitec Pivot; and
- enquiry of Incitec Pivot Directors, Management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Incitec Pivot Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the Incitec Pivot Financial Information has not been properly prepared on the basis of the pro forma adjustments;
- the pro forma adjustments do not form a reasonable basis for the Incitec Pivot Financial Information; and
- the Incitec Pivot Financial Information, as set out in Section 3.11 of the Scheme Booklet does not present fairly:

    (a) the summary pro forma historical results of Incitec Pivot for the years ended 31 December 2006 and 31 December 2007, and
    (b) the reported balance sheet of Incitec Pivot as at 30 September 2007

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Incitec Pivot.

Scope of report on Merged Group Financial Information

The Merged Group Financial Information has been derived from the Incitec Pivot Financial Information, and the Dyno Nobel summary of pro forma historical results for the years ended 31 December 2006 and 31 December 2007, and the Dyno Nobel balance sheet as at 31 December 2007 (the "Dyno Nobel Financial Information") as set out within Section 4.1 of the Scheme Booklet.

The Dyno Nobel Financial Information incorporates certain adjustments set out in section 2.11(d) as the Directors of Dyno Nobel considered necessary to reflect the underlying

PRICEWATERHOUSECOOPERS

results of the operations of Dyno Nobel. The Directors of Dyno Nobel are responsible for the preparation of the Dyno Nobel Financial Information, including determination of the adjustments.

The Merged Group balance sheet is derived from differing financial periods. The Merged Group balance sheet has been prepared as at 31 December 2007 for illustrative purposes on this basis.

The Merged Group Financial Information incorporates such adjustments as the Directors of Incitec Pivot considered necessary to reflect the operations of Incitec Pivot going forward. The Directors of Incitec Pivot are responsible for the preparation of the Merged Group Financial Information, including determination of the adjustments.

We have conducted our work on Merged Group Financial Information in accordance with Australian Auditing Standard AUS 904 "Engagements to Perform Agreed Upon Procedures". We have examined the compilation of the Merged Group Financial Information prepared in accordance with the basis of preparation set out in Section 4.1(a) of the Scheme Booklet to ensure that it is properly extracted from the relevant source documentation, appropriately reflects the key assumptions set out in Section 4.1(b) and the notes set out in Section 4.1(c) and (d) of the Scheme Booklet, and is arithmetically correct.

Because the above procedures do not constitute either an audit in accordance with Australian Auditing Standards or a review in accordance with Australian Auditing Standards applicable to review engagements, we do not express any assurance on the Merged Group Financial Information included in Section 4.1 of the Scheme Booklet. Had we performed additional procedures or had we performed an audit in accordance with Australian Auditing Standards or a review in accordance with Australian Auditing Standards applicable to review engagements, other matters might have come to our attention that would have been reported to you.

Report on Merged Group Financial Information

We have performed the procedures noted above with respect to the Merged Group Financial Information, and report that the compilation of the Merged Group Financial Information which has been prepared in accordance with the basis of preparation set out in Section 4.6(a) of the Scheme Booklet:

- has been properly extracted from the relevant source documentation;
- appropriately reflects the key assumptions set out in Section 4.6(b) and the notes set out in Section 4.6(c) and (d) of the Scheme Booklet; and
- is arithmetically correct.

As described in Section 4.1(b)(i) of the Scheme Booklet, it has not been possible for Incitec Pivot to identify and reliably measure the value of property plant and equipment, and intangible assets that will be acquired. The actual balances and resultant goodwill that will arise on acquisition will depend on the assessment of fair value as at the Merger date. This assessment may cause the value of property, plant and equipment, intangible assets

PRICEWATERHOUSECOOPERS

and goodwill to change from that presented in the Merged Group pro forma balance sheet. The recognition of increased asset values may result in increased depreciation and amortisation charges to the Merged Group, which are not currently included in the Merged Group summary of pro forma historical results.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Incitec Pivot or Dyno Nobel have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Andrew Hanson
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

(5)



PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

PRICEWATERHOUSECOOPERS SECURITIES LTD
FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 18 April 2008

1 About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been jointly engaged by Incitec Pivot Limited ("Incitec Pivot") and Dyno Nobel Limited ("Dyno Nobel") to provide a report in the form of an Independent Accountant's Report in relation to the Financial Information (the "Report") for inclusion in the Scheme Booklet dated 18 April 2008.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4 General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees will be charged on an hourly basis.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. In this instance, PricewaterhouseCoopers provides a range of tax and advisory services to Incitec Pivot and Dyno Nobel

7 Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 Contact Details

PwC Securities can be contacted by sending a letter to the following address:

Mr Andrew Hanson
PricewaterhouseCoopers Securities Ltd
2 Southbank Boulevard, GPO Box 1331L
MELBOURNE VIC 3001



Annexure B

Concise version of the Independent Expert's Report





Ernst & Young Transaction Advisory Services Limited
Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

18 April 2008

The Directors
Dyno Nobel Limited
Level 20, 111 Pacific Highway
NORTH SYDNEY NSW 2060

Dear Directors

Concise Independent Expert's Report
Proposed Scheme of Arrangement with Incitec Pivot Limited

1 Introduction

1.1 The Schemes

On 11 March 2008 Dyno Nobel Limited ("Dyno Nobel") announced that it had entered into a Scheme Implementation Agreement with Incitec Pivot Limited ("Incitec Pivot") under which Incitec Pivot proposed to acquire all of the shares in Dyno Nobel that it does not presently own by way of a scheme of arrangement ("Share Scheme"). The Scheme Implementation Agreement was amended on 2 April 2008 to allow Incitec Pivot US Holdings Pty Limited, a wholly owned subsidiary of Incitec Pivot, to acquire the shares.

Under the terms of the Share Scheme, if approved and implemented, Dyno Nobel Shareholders other than Incitec Pivot ("Share Scheme Participants") will receive 0.01406 Incitec Pivot Shares and $0.70 in cash for each Dyno Nobel Share that they own. As outlined in section 1.2 below, the number of Incitec Pivot Shares that Share Scheme Participants will receive is subject to adjustment in some circumstances and Share Scheme Participants have the ability to participate in a "mix and match" facility which allows them to vary the combination of cash and shares that they receive as consideration for their Dyno Nobel Shares, subject to offsetting elections.

In addition to the Share Scheme a separate scheme of arrangement ("the Option Scheme") is being proposed between Dyno Nobel and Dyno Nobel Optionholders ("Option Scheme Participants") under which the Dyno Nobel Options will be cancelled and Dyno Nobel Optionholders will receive cash payments in return for the cancellation of their Dyno Nobel Options. The Share Scheme and the Option Scheme are collectively referred to in this report as "the Schemes".

The Board of Dyno Nobel has unanimously recommended that Share Scheme Participants and Option Scheme Participants vote in favour of the Schemes in the absence of a superior proposal.

There is no statutory requirement for Dyno Nobel to commission an independent expert's report. However, the directors of Dyno Nobel have appointed Ernst & Young Transaction Advisory Services Limited ("Ernst & Young Transaction Advisory Services") to prepare an independent expert's report in relation to the Schemes. This provides an opinion as to whether the respective Schemes are in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders.

In preparing our report we have had regard to Australian Securities and Investments Commission ("ASIC") Regulatory Guide 111, *Content of experts reports*. As the acquisition by Incitec Pivot of the shares in Dyno Nobel that it does not already own represents a control transaction as discussed in the aforementioned ASIC Regulatory Guide, we have first considered whether the proposal is "fair and reasonable". ASIC Regulatory Guide 111.17 indicates that *"if an expert would conclude that a proposal was 'fair and reasonable' if it was in the form of a takeover bid, it will also be able to conclude that the scheme is in the best interests of the members of the company."*



ASIC Regulatory Guide 111.10 provides that *"an offer is 'fair' if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer"*. ASIC Regulatory Guide 111.62 provides that an expert should usually give a range of values for the securities the subject of the offer. In this independent expert's report, we consider that, if the value of the consideration offered falls within the range of values of the securities the subject of the offer, the offer is fair.

Ernst & Young Transaction Advisory Services has been engaged by Dyno Nobel to prepare an independent expert's report regarding whether the respective Schemes are in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders. This concise independent expert's report is a summary of our complete independent expert's report and will be appended to the Scheme Booklet to be sent to Dyno Nobel Shareholders and Dyno Nobel Optionholders. Our complete independent expert's report is available for inspection by Dyno Nobel Shareholders and Dyno Nobel Optionholders during normal business hours at Dyno Nobel's offices at Level 20, 111 Pacific Highway, North Sydney, New South Wales and is also available on Dyno Nobel's website at www.dynonobel.com.

1.2 Terms of the Schemes

The terms of the Schemes and matters relating to the implementation of the Schemes are set out in the Scheme Implementation Agreement entered into between Dyno Nobel and Incitec Pivot on 11 March 2008 as amended on 2 April 2008. The key terms of the Schemes that are relevant to our report are summarised as follows:

1.2.1 Share Scheme Consideration

If the Share Scheme is approved and implemented:

1. all of the issued shares of Dyno Nobel other than those already held by Incitec Pivot will be transferred to Incitec Pivot US Holdings Pty Limited
2. in return for 1., and subject to potential adjustments as noted below, Share Scheme Participants will receive for each Dyno Nobel Share held:
   a) $0.70 in cash
   b) 0.01406 Incitec Pivot Shares, together defined as "Share Scheme Consideration".

   The possible adjustments to the Share Scheme Consideration are as follows:

   1. In the event that the volume weighted average share price ("VWAP") of Incitec Pivot Shares over the 10 consecutive trading days prior to the second court date ("Second Court Date") for the Share Scheme is less than $138.16 then the number of Incitec Pivot Shares given as consideration will be increased and determined in accordance with the following formula:

   $$\frac{\$1.9425}{\text{Incitec Pivot VWAP as at the Second Court Date}}$$

   2. In the event that 1. does not occur and that Incitec Pivot pays a dividend or distribution ("D") before the Second Court Date or declares a dividend or distribution to which the Share Scheme Participants would not be entitled then the number of Incitec Pivot Shares given as Share Scheme Consideration will be increased and determined in accordance with the following formula:

   $$\frac{\$2.10}{\$149.36 - D}$$

   3. In the event that 1. occurs (i.e. the calculated Incitec Pivot VWAP falls below $138.16) and Incitec Pivot pays a dividend the number of Incitec Pivot Shares given as Share Scheme Consideration will be increased and determined in accordance with the following formula:

   $$\frac{\$1.9425}{\text{Incitec Pivot VWAP as at the Second Court Date}}$$




The Scheme Implementation Agreement also requires the Scheme Booklet to include an election mechanism which allows Share Scheme Participants to exercise an election to receive either an increased amount of cash and a reduced number of Incitec Pivot Shares, or an increased number of Incitec Pivot Shares and a decreased amount of cash. After receiving all elections the amount of cash and Incitec Pivot Shares to be paid to Share Scheme Participants will be finally determined such that the total amount of cash and the total amount of shares will be unchanged from that which would apply if no elections were made. At Incitec Pivot's absolute discretion Incitec Pivot may however increase the number of shares made available to satisfy the elections. The Scheme Booklet includes a detailed description and instructions in relation to the mix and match election. Dyno Nobel Shareholders should consider this material carefully.

The Scheme Implementation Agreement is also subject to a number of conditions and other matters. These are discussed in the Scheme Booklet and section 1.2.3 and 1.2.4 of our complete Independent Expert's Report. In particular, we note that Incitec Pivot may terminate the agreement in the event that the Incitec Pivot VWAP as at the Second Court Date is below $126.96 and that each of Dyno Nobel and Incitec Pivot has agreed to pay the amount of $16 million to the other in certain circumstances, including a material breach of the agreement.

1.2.2 Option Scheme Consideration

The section titled 'What you will receive under the Option Scheme' of the Scheme Booklet sets out the consideration that will be paid in relation to each category of Dyno Nobel Option on issue that would be cancelled pursuant to the Option Scheme. The consideration ranges from $0.57 to $0.75 per Dyno Nobel Option. Further detail with respect to the proposed consideration to be paid if the Option Scheme is approved and implemented is contained within section 8 of this report.

1.3 Dyno Nobel and Incitec Pivot

Dyno Nobel is a full service explosives company, providing commercial explosives, initiation systems ("IS") and distribution services to a significant number of coal, metals mining, seismic and quarry construction companies in North America and Australia. The company generates annual revenues of approximately US$1.4 billion, with around 80% generated from the North American operations. The company holds a market share of approximately 45% and 25% of the North American and Australian explosives markets respectively.

Incitec Pivot is a chemical manufacturer largely supplying agricultural fertilisers and industrial chemicals for Australian and export markets. The company owns and operates a world scale, low cost vertically integrated ammonium phosphate manufacturing operation in Phosphate Hill, Queensland, as well as manufacturing plants in Queensland, New South Wales and Victoria.

In August 2006, Incitec Pivot acquired Southern Cross Fertilisers Pty Limited ("Southern Cross Fertilisers") for $165 million (including transaction costs). Southern Cross Fertilisers is Australia's only producer of di-ammonium phosphate ("DAP") and mono-ammonium phosphate ("MAP"), supplied to domestic and international markets. Orica sold its 70% interest in Incitec Pivot by way of an underwritten book build to investors in May 2006, and a share buy back undertaken by Incitec Pivot in July 2006 for which the remaining shares were subsequently cancelled.

2 Summary of Opinion

2.1 Share Scheme

In forming its opinion, Ernst & Young Transaction Advisory Services has considered:

- Whether the value of a Dyno Nobel Share (on a control basis) is higher or lower than the Share Scheme Consideration (on a minority basis). In considering value we have also had regard to other terms of the Share Scheme that may affect the amount or structure of the Share Scheme Consideration.

- Whether a premium for control is being offered, and whether this is appropriate in the circumstances.



- *Other qualitative factors which we believe to be relevant to the considerations of Dyno Nobel Shareholders in their assessment of the Share Scheme.*

- The likelihood of an alternative superior offer being made to Dyno Nobel Shareholders.

- The alternatives available to Dyno Nobel Shareholders.

We have determined the value of a Dyno Nobel Share and have compared this to the value of the Share Scheme Consideration (being Incitec Pivot Shares plus the cash component) that will be paid by Incitec Pivot if the Share Scheme is approved and implemented. The following table summarises this comparison:

Assessed value of Share Scheme Consideration (on a control basis) A$	**Low**	**High**
Cash consideration	0.70	0.70
Scrip consideration (0.01406 Incitec Pivot Shares)	1.94	2.13
Total assessed value of Share Scheme Consideration per Dyno Nobel Share	**2.64**	**2.83**
Assessed value of Dyno Nobel per share on a control basis	**2.43**	**2.87**

Notwithstanding the fact that the high end of our assessed value of a Dyno Nobel Share is above the high end of our assessed value of the Share Scheme Consideration, as the range of values that we have concluded upon for the Share Scheme Consideration falls within the range of values that we have ascribed to the Dyno Nobel Shares being acquired we consider the terms of the Share Scheme to be fair.

Under the guidance provided by ASIC Regulatory Guide 111, as we consider the terms to be fair, we also consider them to be reasonable. As noted above, as we are able to conclude that the terms of the Share Scheme are fair and reasonable we also consider them to be in the best interests of Share Scheme Participants.

In addition to the valuation comparison outlined above, we also note the following factors relevant to Share Scheme Participants and our assessment of the Share Scheme (refer to section 7.4 of our report for further discussion in relation to these matters):

- Incitec Pivot's share price on 14 April 2008 - the Incitec Pivot share price has recently been volatile and since the announcement of the Share Scheme has ranged from $127.80 to $159.96 (to 14 April 2008). In our valuation of Incitec Pivot Shares we have adopted a range of $136.76 to $151.28 after adjusting for the impacts of the Schemes but not including a value of potential synergies.

  We note that on 14 April 2008 the Incitec Pivot share price closed at $159.96 which is above our assessed range of values. This implies total consideration of $2.95 per Dyno Nobel Share. If the Incitec Pivot share price is maintained at higher levels this would result in Dyno Nobel shareholders receiving greater value than that indicated by our assessed valuation range.

- Control premium - from a comparison of the consideration being offered by Incitec Pivot to the closing price of Dyno Nobel Shares on the day before Incitec Pivot commenced acquiring its initial 13.2% interest in Dyno Nobel, and also to other relevant dates including to the closing price of those shares the day, week and month prior to the announcement of the Schemes (as shown in section 7.2.5), we believe that Dyno Nobel Shareholders are receiving a premium for control for their Dyno Nobel Shares.



This is also supported by the facts that:

- we incorporated a premium for control into our valuation of Dyno Nobel Shares and the value of the consideration that will be paid by Incitec Pivot falls within the range of values that we have ascribed to the Dyno Nobel Shares
- our analysis indicates that the proportion of Incitec Pivot to be owned by Dyno Nobel Shareholders (after adjusting for the cash component of the Share Scheme Consideration) is greater than the relative value contribution made by Dyno Nobel Shareholders to Incitec Pivot based on the relative market capitalisation of the two entities prior to the announcement of the Share Scheme.

- Synergies - in considering the value of the consideration offered by Incitec Pivot we have not placed a value on synergies that may be available to Incitec Pivot from ownership of 100% of Dyno Nobel Shares. This is discussed further in section 5.2 of our report.
- Tax - the tax consequences of the Schemes will vary depending on the circumstances of each individual Dyno Nobel Shareholder. They are summarised in section 7 of the Scheme Booklet. These tax consequences should be considered by Dyno Nobel Shareholders.
- Alternative offer - it is possible that an alternative proposal involving Dyno Nobel could be received. However we note that;
  - From the time of its acquisition of 13.2% of Dyno Nobel, Incitec Pivot has signalled its intention to pursue a transaction with Dyno Nobel.
  - The 13.2% shareholding by Incitec Pivot may act as a deterrent to another party making an offer.
  - The terms of the Scheme Implementation Agreement prevent Dyno Nobel and its representatives from actively seeking alternative acquirers or from negotiating or otherwise co-operating with them in the formulation of a proposal.
  - Section 1.5 of the Scheme Booklet indicates that the Dyno Nobel Board before deciding to recommend the Share Scheme conducted a strategic review of Dyno Nobel which included a consideration of various alternatives including alternative acquirers and strategic alliances. The Board concluded that "... the Proposal offers the best available outcome for Dyno Nobel Shareholders and Dyno Nobel Optionholders, in the absence of a superior proposal."

  These factors reduce the likelihood of an alternative proposal being received.
- If the Share Scheme does not proceed, and in the absence of an alternative offer, the Dyno Nobel share price is likely to reduce.



2.2 Option Scheme

Based on the Black-Scholes option pricing methodology, the assessed range of values and the consideration to be paid for the cancellation of the Dyno Nobel Options are shown in the following table:

Grant date	Exercise date	Expiry date	Exercise price	Option Scheme Consideration	Black-Scholes value Low	Black-Scholes value High
07-Apr-06	31-Dec-06	31-Dec-10	$ 2.37	$ 0.63	$ 0.50	$ 0.84
07-Apr-06	31-Dec-07	31-Dec-11	$ 2.37	$ 0.69	$ 0.59	$ 0.92
07-Apr-06	31-Dec-08	31-Dec-12	$ 2.37	$ 0.75	$ 0.65	$ 0.99
13-Jun-07	13-Jun-07	31-Dec-10	$ 2.37	$ 0.63	$ 0.50	$ 0.84
13-Jun-07	01-Mar-08	31-Dec-11	$ 2.37	$ 0.69	$ 0.59	$ 0.92
13-Jun-07	01-Mar-09	31-Dec-12	$ 2.37	$ 0.75	$ 0.65	$ 0.99
13-Jun-07	01-Jun-08	01-Jun-10	$ 2.40	$ 0.57	$ 0.43	$ 0.76
13-Jun-07	01-Jun-08	01-Jun-11	$ 2.40	$ 0.64	$ 0.52	$ 0.86
13-Jun-07	01-Mar-08	31-Dec-11	$ 2.40	$ 0.68	$ 0.57	$ 0.91
13-Jun-07	01-Mar-09	31-Dec-12	$ 2.40	$ 0.73	$ 0.64	$ 0.98
19-Oct-07	01-Jun-08	01-Jun-10	$ 2.40	$ 0.57	$ 0.43	$ 0.76
31-Dec-07	01-Jan-08	31-Dec-10	$ 2.37	$ 0.63	$ 0.50	$ 0.84
31-Dec-07	01-Mar-08	31-Dec-11	$ 2.37	$ 0.69	$ 0.59	$ 0.92
31-Dec-07	01-Mar-09	31-Dec-12	$ 2.37	$ 0.75	$ 0.65	$ 0.99
29-Feb-08	01-Jun-08	31-Dec-12	$ 2.37	$ 0.75	$ 0.65	$ 0.99
16-Apr-08	01-Mar-09	31-Dec-12	$ 2.37	$ 0.75	$ 0.65	$ 0.99

Source: Scheme Booklet

In relation to the above table we note that in all cases the Option Scheme Consideration falls within the range of values assessed using the Black-Scholes option pricing methodology.

Notwithstanding the fact that the high end of our assessed value of the various Dyno Nobel Options is above the high end of the Option Scheme Consideration for the respective Dyno Nobel Options, as the consideration that will be paid for the cancellation of the Dyno Nobel Options in the event that the Option Scheme is approved and implemented falls within our assessed range of values, we consider the proposed terms of the Option Scheme to be fair.

Under the terms of ASIC Regulatory Guide 111, as we consider the terms to be fair, we also consider them to be reasonable. As noted above, as we are able to conclude that the terms of the Option Scheme are fair and reasonable we also consider them to be in the best interests of Option Scheme Participants.

In addition to the valuation comparison outlined above, we also note the following factors relevant to Option Scheme Participants and our assessment of the Option Scheme (refer to section 8.5 of our report for further discussion in relation to these matters):

- Dyno Nobel Optionholders should refer to the commentary on tax issues provided in section 7 of the Scheme Booklet. We note that if the Option Scheme is approved and implemented, taxable events will occur for many Dyno Nobel Optionholders which in many cases will mean that Dyno Nobel Optionholders will trigger a capital gain that will be taxable. No scrip for scrip rollover relief will be available in respect of the Option Scheme.

- As outlined in section 1.2 of the Scheme Booklet, the Dyno Nobel Board has indicated that if the Option Scheme is approved and implemented on the Effective Date it intends to exercise its discretion to vest all Dyno Nobel Options and waive all exercise conditions attaching to the Dyno Nobel Options.



This would allow Dyno Nobel Optionholders to exercise their options and participate in the Share Scheme thereby receiving consideration comprised of the mix of Incitec Pivot Shares and cash rather than the cash consideration offered under the Option Scheme.

- Depending upon when Dyno Nobel Optionholders acquired their Dyno Nobel Options and the conditions attaching to them at the time, Dyno Nobel Optionholders will have restrictions attaching to those Dyno Nobel Options which may include:

  - Dyno Nobel Options do not vest for specified periods after they have been granted. If the Dyno Nobel Options have not vested, Dyno Nobel Optionholders may not exercise their Dyno Nobel Options.

  - The Dyno Nobel Options are not listed and are not transferable. Therefore unless a Dyno Nobel Optionholder is able to and exercises the option they are not able to realise value for that Dyno Nobel Option.

  The Option Scheme brings forward the time at which Dyno Nobel Optionholders may realise value for their Dyno Nobel Options and removes the risk that other conditions may not be met. To various extents this will be an advantage for Dyno Nobel Optionholders. The Options Scheme also provides Dyno Nobel Optionholders with an opportunity to realise value for their Dyno Nobel Options without the need to pay the exercise price on the Dyno Nobel Options.

3 Valuation approach

3.1 Required valuations

Under the terms of the Share Scheme, if approved and implemented, Dyno Nobel Share Scheme Participants will receive 0.01406 Incitec Pivot Shares and $0.70 in cash for each Dyno Nobel Share that they own. The potential variations to this share exchange ratio, and the impact thereof, are discussed in sections 7.2.2 and 7.2.3.

For the purposes of this report we are required to determine the fair market value of both the shares in Dyno Nobel being acquired and the shares in Incitec Pivot being offered, which, together with the cash consideration, form the Share Scheme Consideration. As Dyno Nobel Shareholders will receive Incitec Pivot Shares (after it has acquired Dyno Nobel), our valuation of Incitec Pivot has regard to its value on a stand-alone basis and then makes adjustments to reflect the acquisition of Dyno Nobel.

We discuss our approach to the valuation of the Dyno Nobel Options for the purposes of the Option Scheme in section 8 of this report.

3.2 Definition of fair market value

Ernst & Young Transaction Advisory Services has assessed the underlying value of Dyno Nobel and Incitec Pivot on a fair market value basis. Business valuers typically define fair market value as:

"The price that would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller acting at arm's length."

Fair market value does not incorporate any special value. Special value is the additional value that may accrue to a particular purchaser. In a competitive bidding situation, potential purchasers may be prepared to pay part, or all, of the special value that they expect to realise from the acquisition to the seller.



3.3 Valuation methodology and approach

We have outlined a number of commonly used valuation methodologies in appendix 3 of our complete independent expert's report. We consider the following methodologies appropriate in assessing the underlying values of Dyno Nobel and Incitec Pivot:

- In valuing Dyno Nobel, we applied the capitalisation of earnings methodology as our primary method. We have then cross-checked our range of values to the share price of Dyno Nobel prior to the announcement of the Schemes.
- In assessing the value of the Share Scheme Consideration, we applied a market based approach relying on observed share market trading values in Incitec Pivot's shares supported by an assessment of the reasonableness of the EBITDA multiple implied by the observed share market trading values. We have also made adjustments to reflect the acquisition of Dyno Nobel.

3.4 Control premium

In valuing a Dyno Nobel Share, we have assumed 100% of the shares are available for sale and we have therefore incorporated a premium for control. This is consistent with the requirements of ASIC Regulatory Guide 111.

In assessing the value of the Share Scheme Consideration being offered to Dyno Nobel Shareholders, we have incorporated a minority discount into the value of the Incitec Pivot Shares. This comparison reflects the fact that:

- Incitec Pivot is obtaining control of Dyno Nobel
- Share Scheme Participants are receiving minority interests in Incitec Pivot.

Share Scheme Participants will not be likely to be able to realise a control premium above this minority interest value unless Incitec Pivot is itself the subject of a takeover at some time in the future.

4 Value of Dyno Nobel Shares

Due to the majority of Dyno Nobel's business being undertaken in US dollars, and the fact that its financial statements are reported in US dollars, we have undertaken our valuation of Dyno Nobel Shares in US dollars and then converted this value to Australian dollars in section 4.5 below.

4.1 Normalised pro forma EBITDA

When considering the normalised pro forma earnings before interest, tax, depreciation and amortisation ("EBITDA") of Dyno Nobel, we have had regard to historical financial performance, Dyno Nobel announcements to the ASX, discussions with Management about prospective financial performance, various internal budgets and analyst forecasts for Dyno Nobel.

4.1.1 Historical normalised pro forma EBITDA

We have analysed the financial performance of Dyno Nobel's component segments for the two years FY06 and FY07 and have made normalisation and other adjustments as indicated to produce information prepared on a comparable basis to enable us to form views as to an appropriate range of normalised pro forma EBITDA for the purposes of this report. We have not considered the FY05 financial information due to the significant business divestments that occurred during that year and the significant acquisitions that have occurred subsequently. This information is outlined on the following page:



Dyno Nobel Segment reporting financial performance (US$ million)	FY06 Nth Am	 Asia Pac	 Other	FY07 Nth Am	 Asia Pac	 Other
Sales to external customers	1,012	216	-	1,110	277	(1)
Other	11	-	-	12	-	-
Total segment revenue	1,023	216	-	1,122	277	(1)
Segment result	118	16	-	126	(52)	1
Share of associates and jointly controlled entities result	8	5	(6)	5	6	-
	126	21	(6)	131	(46)	1
Unallocated net finance costs	-	-	(27)			(31)
Profit from continuing operations before income tax	126	21	(33)	131	(46)	(30)
Income tax expense	-	-	(33)	-	-	(13)
Profit from continuing operations	126	21	(66)	131	(46)	(43)
add: Net finance costs	-	-	27	-	-	31
add: Income tax expense	-	-	33	-	-	13
add: Depreciation and amortisation	29	6	-	40	7	3
add: Joint venture net finance costs	1	3	-	1	2	1
add: Joint venture income tax expense	4	2	(1)	4	2	1
add: Joint venture depreciation and amortisation	4	4	1	5	5	1
EBITDA	164	36	(6)	181	(30)	7
Normalisation entries						
Moranbah project impairment writeback	-	-	-	-	75	-
Net curtailment (gain) on US pension plan	(8)	-	-	-	-	-
Restructure costs	7	-	-	5	-	-
Discontinued product line	2	1	-	-	-	-
Pre IPO restructure costs	1	0	-	1	-	-
Business development costs	-	-	-	3	1	-
Project Imagine implementation costs	-	-	-	3	1	-
Cheyenne expansion	20	-	-	20	-	-
QNP de-bottlenecking	-	10	-	-	10	-
Total normalisation entries	24	11	-	32	86	-
Normalised pro forma EBITDA	187	47	(6)	213	57	7
Normalised EBITDA margin	18.3%	21.6%		19.0%	20.4%	

Note: numbers may not sum due to rounding

It should be noted that we have not attributed any value to the joint ventures reflected in the "other" category, due to their minimal contribution to profitability (and loss in FY06).

The following adjustment entries have been made to the FY06 and FY07 reported EBITDA for Dyno Nobel:

- The impairment loss of US$75 million relating to the Moranbah project has been added back to the FY07 EBITDA. The value of the Moranbah project is considered separately in section 4.4.1.
- The gain on the US pension plan has been deducted in FY06.
- Restructuring costs related to US/Canadian operations of ETI, an acquired business, and to close down packaged explosives plants have been added back in FY06 and FY07.
- The write-down of assets/inventory of a discontinued product line has been added back in FY06.
- Costs associated with the pre IPO corporate restructure have been added back in FY06 and FY07.
- Business development costs have been added back in FY07.



- Costs associated with Project Imagine have been added back in FY07.

- Dyno Nobel has commenced an expansion of its facility in Cheyenne, USA of 200,000 short tonnes per annum at an estimated capital cost of US$88 million which, on an annualised basis is expected to add approximately US$20 million to the EBITDA of the business. The expansion is expected to commence operations in July 2008. For comparability purposes we have included the expected full year contribution in FY06 and FY07 data presented above. We allow for the capital costs and partial first year contribution and related risks in sections 4.2 and 4.3 respectively.

- Dyno Nobel has announced that it has commenced a plan to increase the output of its QNP joint venture (an Ammonium Nitrate ("AN") facility) by 30,000 tonnes per annum which, on an annualised basis will add approximately US$20 million per annum to the EBITDA of the QNP joint venture (50% owned by Dyno Nobel) at a capital cost of approximately US$20 million. The expansion is expected to commence operations in late 2008. As with the Cheyenne project we have included the expected full year contribution in the FY06 and FY07 data presented above. We make allowance for capital requirements and associated risks in sections 4.2 and 4.3 respectively.

4.1.2 Project Imagine

On 23 August 2007 in the results announcement for the six months ended 30 June 2007 Dyno Nobel announced "Project Imagine", a project intended to generate operating efficiencies in areas including sales and service improvements, strategic sourcing, supply chain improvements, operational efficiencies and realising benefits from shared services arrangements. Further announcements in relation to Project Imagine have been made as follows:

- On 20 December 2007 an investor presentation was made to provide an overview of Project Imagine. The announcement presented Project Imagine in two distinct phases. Phase I initiatives were described as those involving the lowest execution cost and risk primarily relating to operational efficiencies and improved sales and service effectiveness. It was noted that some manufacturing initiatives would also be included in Phase I where capital costs are relatively low. The estimated EBITDA enhancements from Phase I and associated capital costs are summarised as follows:

US$ million	FY08	FY09	FY10
EBITDA enhancement	20	44	52
Capital costs	20	5	5

  Phase II of Project Imagine was described as 70 discrete manufacturing initiatives that management estimated would deliver a further $20 million of recurring EBITDA benefits from FY10.

- In the FY07 full year results presentation released on 25 February 2008 it was announced that the execution of Phase I had commenced and that the company was "currently on track to deliver US$20 million EBITDA improvements in 2008" with "US$4.6 million benefits locked in to date".

We have considered the most appropriate approach to reflect the potential value of this project in the valuation of Dyno Nobel, including either/or a combination of reflecting the expected improvement in performance in our assessment of EBITDA or recognising the earnings growth potential of Project Imagine in the multiple at which we capitalise EBITDA as established in section 4.2.

We have ultimately elected to reflect the potential value of Project Imagine in our consideration of the most appropriate multiple to apply. Key factors considered in forming this view include:

- The level of benefit to be derived from Project Imagine is somewhat uncertain and could ultimately be greater or less than that estimated by management and discussed above.



- There are capital requirements, timing uncertainties and other risks such that an acquirer is likely to place less value on such profit improvements compared to established levels of profitability.

- In reviewing the performance of other companies relevant to this report, including in our assessment of the most appropriate multiples to apply, we noted that a number of these (for example Orica and Incitec Pivot) were also implementing significant profit improvement programs. Consequently the calculated earnings multiples based on historical earnings of such businesses also reflect the upside potential of these initiatives.

4.1.3 Selection of normalised EBITDA

After considering the historical levels of normalised pro forma EBITDA and our discussions and enquiries with management in relation to the future prospects of the business, we have selected normalised pro forma EBITDA for the North American segment of between US$210 million and US$220 million (A$226 million to A$237 million) and for the Asia Pacific segment of between US$55 million to US$60 million (A$59 million to A$65 million) as the normalised pro forma EBITDAs that will be capitalised for the purpose of our valuation.

4.2 Earnings multiples

In assessing the EBITDA multiple to apply to the valuation of the North American and Asia Pacific businesses of Dyno Nobel, we have considered the historic and forecast EBITDA multiples of comparable companies and those implied by comparable transactions contained in section 8.3 of our complete independent expert's report. We note the following key points that we have considered in forming our views in the most appropriate multiples to apply:

- There are few companies that are directly comparable to Dyno Nobel with the exception of Orica which has a substantial explosives business both in Dyno Nobel's markets and in other markets globally. Consequently in our analysis we have considered a number of other companies who also provide products and services to mining companies.

- Trading multiples for companies identified as being most comparable to Dyno Nobel (companies who provide products and services to mining companies) had an average historical (FY07) EBITDA multiple of 9.8 times and an average forecast (FY08) EBITDA multiple of 8.1 times. In particular, Dyno Nobel had a normalised historical (FY07) multiple of 11.3 times and a forecast (FY08) multiple of 10.1 times. The companies considered most comparable in size and operations to Dyno Nobel, Orica Limited and Boart Longyear Limited had historical (FY07) EBITDA multiples of 10.0 and 11.2 times respectively and forecast (FY08) EBITDA multiples of 9.0 and 8.4 times respectively. All of these multiples were calculated on a non controlling basis.

- Transaction multiples for transactions within the explosives and mining services industries within the previous four years provided average historical EBITDA multiples of 10.5 times and forecast multiples of 7.8 times. These multiples reflect a control basis.

- Dyno Nobel's North American segment holds a market leading position in that market which is significantly larger than its Asia Pacific segment (in which Dyno Nobel is the second largest participant in this market). However, the growth prospects for the Asia Pacific region are greater than for the North American region. As a result, we have applied a higher multiple to the Asia Pacific segment to reflect this growth potential.

- We have not adjusted Dyno Nobel's normalised pro forma EBITDA to reflect the potential benefits of Project Imagine. This is for the reasons outlined in section 4.1.2. We note however that management's estimates of potential EBITDA enhancements are significant in the context of Dyno Nobel's earnings base and none are yet reflected in historical earnings. Therefore in our assessment of an appropriate earnings multiple we have recognised some positive impact to reflect the potential of Project Imagine.



- As noted in section 4.1.1, included in our assessment of normalised pro forma EBITDA is the full year impact of the Cheyenne and QNP expansions. We note that each of the expansion projects are well advanced and expected to contribute to FY08 earnings for part of the year. Notwithstanding this, we note that neither of the expansions will make an EBITDA contribution for the whole of FY08 and some project risk remains. As such, we have had regard to both the actual earnings contributions and risks of the projects in the selection of our multiples.

- Our assessed range of normalised pro forma EBITDA includes Dyno Nobel's proportional share of the EBITDA of each of its joint venture interests. The debt incorporated into our valuation of Dyno Nobel Shares (see section 4.3) also includes Dyno Nobel's proportional share of the net debt of each of its joint venture interests. Due to information constraints the results of comparable entities generally include the respective entities share of net profit after tax. We have allowed for this differential treatment in our selection of the EBITDA multiple.

- The trading multiples are based on the market price for minority or portfolio holding of shares and do not include a premium for control. A premium for control is applicable when the acquisition of control of a company or business would give rise to benefits such as:

  - the ability to realise synergistic benefits, for example by merging the target company's operations with those of the acquiring entity

  - access to cash flows

  - access to tax benefits

  - control of the board of directors and the direction of the company.

  Evidence from studies indicates that control premiums on successful takeovers have frequently been in the range of 20% to 40% and that the premium will vary significantly from circumstance to circumstance.

  ASIC Regulatory Guide 111 requires the independent expert to value 100% of a company and therefore incorporate a premium for control. In considering control premiums in relation to Dyno Nobel we have considered the nature of a possible acquirer of Dyno Nobel and note that they could include parties such as:

  - Other participants in the Australian mining services industry. We note that there would likely be competition issues associated with an acquisition of Dyno Nobel by Orica, the other major participant in the Asia Pacific and North American explosives industry. We understand that this was the major reason that the Dyno Nobel business was separated in 2006, with part being sold to Orica and part to the consortium that subsequently listed it on the ASX.

  - Other participants in the mining services market internationally. Should such a party seek to acquire Dyno Nobel, depending upon their own circumstances they may be able to derive some operating synergies through global arrangements and expertise and through the elimination of the public company listing and some corporate costs in Australia.

  - Financial or other investors who may be able to eliminate some costs through the privatisation of the company but will otherwise be reliant on their ability to generate better results from the company than incumbent management. We note that Dyno Nobel has already initiated Project Imagine as an EBITDA enhancement program and therefore any potential operational improvements that could be pursued by financial investors may be reduced.

  As a consequence of the above factors and the requirements of ASIC Regulatory Guide 111 we believe it appropriate to reflect a premium for control into our valuation of a 100% interest in Dyno Nobel. However, given the limited number and the nature of potential purchasers we would consider it most appropriate to consider a premium at a lower end of the range noted above. We note that the transaction multiples shown

above are inclusive of control. We note however that a number of these are now quite dated and pre-date the recent instability in financial markets that has made more leveraged transactions more difficult to fund or complete.

Based on the foregoing, Ernst & Young Transaction Advisory Services has adopted earnings multiples on a control basis of 10.5 times normalised EBITDA for the North American segment and 11.0 times normalised EBITDA for the Asia Pacific segment.

4.3 Net debt

We have considered the level of net debt of Dyno Nobel that should be reflected in our valuation. At 29 February 2008 Dyno Nobel had net debt of US$710 million, comprised of interest bearing debt of US$723 million less cash of US$13 million. This excludes the SPS that are discussed separately below. In forming our views as to the normalised net debt level to be used in the valuation, we have also considered:

- Dyno Nobel has a proportional interest in the net liabilities of its joint ventures of approximately US$0.5 million.
- As part of the de-bottlenecking of the QNP AN facility, Dyno Nobel's share of the additional debt to be incurred will be approximately US$10 million.
- The capital cost remaining for the expansion of the Cheyenne plant has been estimated at approximately US$10 million by management of Dyno Nobel.
- We have valued the Dyno Nobel Shares on a fully diluted basis to reflect the impact of the Dyno Nobel Options on issue. This has been achieved by including the cash that would have been received from the exercise of the Dyno Nobel Options as part of the net debt and including the resulting shares that would be issued in the shares on issue in section 4.5.

After taking all of the above into consideration, we have determined that an appropriate level of net debt to use in our valuation of Dyno Nobel is US$679 million, as summarised in the table below:

Dyno Nobel Net debt (US$ million)	
Cash and cash equivalents	13
Borrowings - current	(30)
Borrowings - non current	(693)
Net debt (unadjusted as at 29 February 2008)	**(710)**
Dyno Nobel share of joint venture net debt	(1)
Dyno Nobel share of QNP debt to fund expansion project	(10)
Capital expenditure for Cheyenne expansion	(10)
Cash that would be received on exercise of Dyno Nobel Options	52
Adjusted net debt	**(679)**

We note that if the Schemes are approved and implemented, Dyno Nobel Optionholders will not be required to pay cash to exercise their Dyno Nobel Options. Therefore the adjusted net debt of Dyno Nobel that will be assumed by Incitec Pivot would be US$52 million (A$56 million) greater than the above calculation (US$731 million, or A$788 million).



4.4 Assets/liabilities not included in enterprise valuation

4.4.1 Moranbah project

The Moranbah project is a project to construct a 330,000 tonne AN plant in Queensland. Its history is provided in the following table:

Date	Announcement
12 April 2006	Announced that together with its joint venture partner CSBP Limited, a subsidiary of Wesfarmers Limited (joint venture operated through QNP), it had conducted a feasibility study into the construction of an additional 250,000 tonne per annum AN plant at the existing QNP site at Moura in Queensland. It was stated that due to the lack of access to reliable water supply, together with the escalating high labour, steel and other input costs, Dyno Nobel and CSBP had determined not to proceed with the construction.
7 August 2006	Announced that the evaluation of a suitable AN project had continued and that a site at Moranbah had been identified as the preferred site for the project.
14 November 2006	Announced that it had been informed by CSBP that it did not intend to enter a joint venture arrangement for the construction of the AN plant at Moranbah, but that Dyno Nobel intended to undertake the construction on a stand alone basis.
13 February 2007	Announced that the AN plant at Moranbah will proceed having finalised commitments for sale of AN from Anglo Coal, Rio Tinto and Xstrata. Total project costs advised as A$520 million with production capacity of 330,000 tonnes per annum. Announced that the United Group Limited has been appointed as the construction contractor for the project.
30 May 2007	Announced that the lead project management for the Moranbah project had been awarded to Thiess Pty Limited.
23 August 2007	Announced that the project costs would significantly exceed the initial estimate of A$520 million.
11 December 2007	Announced the indefinite suspension of the Moranbah project as it no longer met Dyno Nobel's internal financial criteria. This resulted from substantial delays in the project and difficulty in reliably forecasting the project costs in a tight Queensland construction market. Dyno Nobel estimated that the total spent and committed costs of the project to date were A$280 million.
23 February 2008	Announced an impairment write down on the Moranbah project of US$75 million (pre tax). The financial details of the write down and post impairment carrying value are as follows: ▸ Capitalised costs to 31 December 2007 — US$257 million ▸ Impairment loss (pre tax) — (US$75 million) ▸ Carrying value of capitalised cost (post impairment) — US$182 million ▸ Tax benefit of impairment loss — US$22 million The US$182 million carrying value has been determined on the assumption that the project proceeds and has been calculated on a DCF basis. The DCF calculation has assumed: ▸ the project can be completed ▸ that revised commercial agreements can be reached (no signed contracts revising initial offtake agreements have been executed) ▸ that there are no further increases in costs to complete the project. As the assumption is that the project will proceed, no impairment has been calculated to date on the customer contract obligations. In the preliminary FY07 accounts it is stated *"Should the project ultimately not proceed, there is significant uncertainty as to whether the value of capital work in progress in relation to the Moranbah project can be recovered for the amount stated and as to whether additional obligations will be incurred in relation to committed project costs, site remediation and demobilisation and the costs of meeting committed customer obligations."*

The Dyno Nobel board has undertaken a review of the Moranbah project and has been presented with an offer by a consortium to work with Dyno Nobel to develop a proposal for a Moranbah project that would give greater clarity and certainty in relation to completion costs and the level of risk/reward sharing. The consortium includes Bilfinger Berger, BGC Contracting and United Group. The proposal includes:

- a risk/reward formula applied to incentivise completion by the joint venture
- re-scoped project option costings



- a revised cost estimate.

At the time of writing this report management is continuing its discussions with the consortium and with potential funding partners and customers to investigate project options.

There are a wide range of possible ultimate outcomes for the Moranbah project, ranging from:

- the project resuming and being completed based on revised construction costs and customer and funding arrangements

- the project not proceeding which would result in a write-off of the majority of capital and other costs incurred to date and Dyno Nobel having to satisfy its contractual and other obligations entered into with customers in relation to the anticipated output of the plant.

In the balance sheet of Dyno Nobel at 31 December 2007 an impairment loss was recognised on the carrying value of the Moranbah project. The impairment loss was calculated using a discounted cash flow approach assuming that the project can be completed and that project costs to complete and customer pricing is in line with management expectations based on discussions and negotiations occurring at the time that the analysis occurred. The impairment loss recognised was US$74.9 million pre tax (US$52.4 million post tax). After recognising the impairment loss, the carrying value of the Moranbah project is US$182.2 million.

We have discussed the 31 December 2007 assessment of the carrying value of the project with Management and have considered various Board papers and discussed the discounted cash flow analysis provided by the company with Management. We have formed the view that the 31 December 2007 carrying value of US$182.2 million forms an appropriate upper end to our valuation range in respect of the Moranbah project.

We note that management has also considered various other scenarios for the project including an assessment of possible outcomes in the event that the project does not proceed. These assessments include the following key components:

- The requirement to write-off the majority of costs incurred to date with the exception of the costs incurred to build a power plant that is projected to be constructed regardless of whether the remaining project is undertaken.

- The recognition that some of the plant and other assets may have some second hand sale value. Management have commissioned a valuation of this plant.

- The possible cost of settling customer obligations. In considering these potential costs Management has conducted an assessment of firm contractual commitments together with commercial considerations as to the likely impact of the inability to supply the customers. This has produced a range of possible outcomes.

After considering Management's assessments we have ultimately formed a view that for the purposes of our valuation we have assumed that no adjustment is required at the low end of our range. This in effect assumes that the realisable value of the Moranbah assets would be broadly offset by further costs to be incurred for example in settling customer obligations.

We note that the ultimate outcome for the Moranbah project is uncertain and there are potential scenarios that are worse than that reflected in our valuation range. We note that if a worse outcome were to be assumed it would act to reduce the valuation range for Dyno Nobel (especially at the low end). This would improve the relative value of the consideration to be paid under the Share Scheme compared to the value of a Dyno Nobel Share.



4.4.2 Other assets and liabilities

For the purposes of this valuation other assets and liabilities are considered to be those that are not required by a business to generate its forecast earnings. The asset/liability must represent an operating asset/liability in excess of the current and prospective operating requirements of a business and there must be an ability to liquidate the excess asset/liability.

Management of Dyno Nobel have identified 750 acres of land located at Saratogah Springs, Utah, USA as excess to the current and prospective operations of the business. An independent valuation of the property has been obtained by Management. The realisable value determined for the land (net of realisation costs and tax) was US$41 million.

4.4.3 Dyno Nobel SPS

As shown in the statement of financial position for Dyno Nobel in section 3.4 of our complete independent expert's report, Dyno Nobel has three million step up preference securities ("Dyno Nobel SPS") on issue with a face value of A$100 each (total A$300 million). For the purpose of this valuation, we have calculated a value for the Dyno Nobel SPS of US$273 million. This has been based on the closing price of the Dyno Nobel SPS as at 10 March 2008 (the day prior to the announcement of the Share Scheme) being $98, multiplied by the number of Dyno Nobel SPS on issue of three million (A$294 million or US$273 million).

4.5 Summary of valuation analysis

We summarise our fair market valuation of 100% of the issued shares in Dyno Nobel as follows:

Dyno Nobel	North America		Asia Pacific		Total	
Fair market valuation	**Low**	**High**	**Low**	**High**	**Low**	**High**
Normalised EBITDA (US$ million)	210	220	55	60		
Capitalisation multiple (times)	10.5	10.5	11.0	11.0		
Enterprise value (US$ million)	2,205	2,310	605	660	2,810	2,970
less: Adjusted net debt (US$ million)					(679)	(679)
add/(less): Moranbah (US$ million)					-	182
add: Surplus land (US$ million)					41	41
less: Dyno Nobel SPS (US$ million)					(273)	(273)
Fair market value (US$ million)					1,900	2,242
Fair market value (AU$ million)	converted at US$:AU$			0.927	2,048	2,417
Number of shares on issue (million)					820	820
Dyno Nobel Options (million)					24	24
Fully diluted shares (million)					844	844
Value per ordinary share on a controlling basis US$					2.25	2.66
Value per ordinary share on a controlling basis AU$					2.43	2.87

Note: numbers may not sum due to rounding

The above valuation reflects the value of 100% of Dyno Nobel Shares inclusive of a premium for control. This is in accordance with the requirements of ASIC Regulatory Guide 111. As noted in section 7.7, in the absence of a higher offer or the expectation of a higher offer, Dyno Nobel Shares would be expected to trade without a premium for control in the event that the Schemes were not approved and implemented.

For the purpose of our valuation of the Incitec Pivot Shares that will be received as consideration for the Share Scheme we have incorporated a value for Dyno Nobel exclusive of a premium for control. For this purpose we have assumed that a control premium at the lower end of the range of premiums typically observed as discussed in section 4.2 of 20% would apply. Accordingly our valuation of Dyno Nobel on a minority basis is as follows:



Dyno Nobel Non controlling fair market valuation US$ million	Total Low	 High
Fair market value (US$ million) - control	1,898	2,240
Fair market value (AU$ million) - control	2,046	2,415
Value per ordinary share on a controlling basis US$	2.25	2.66
Value per ordinary share on a controlling basis AU$	2.43	2.87
Fair market value (US$ million) - non control	**1,581**	**1,867**
Fair market value (AU$ million) - non control	**1,705**	**2,013**
Value per ordinary share on a non controlling basis US$	**1.88**	**2.21**
Value per ordinary share on a non controlling basis AU$	**2.02**	**2.39**

4.6 Valuation cross check

We have considered the reasonableness of our valuation derived using the capitalisation of earnings approach using recent share price trading.

Set out below is a summary of the prices at which Dyno Nobel has recently traded on the ASX:

Dyno Nobel Recent share prices - A$	share prices
Trading one day prior to announcement of Schemes (10 March 2008)	2.34
VWAP 5 days prior to 11 March 2008	2.42
VWAP 10 days prior to 11 March 2008	2.34
VWAP 20 days prior to 11 March 2008	2.28

Source: Factiva

The above values are for prices observed from ASX trading and therefore reflect non controlling minority values. As noted above, we have assessed a value of Dyno Nobel Shares on a non controlling basis to be between $2.02 and $2.39 per share.

We also note that Incitec Pivot acquired its existing 13.2% stake in Dyno Nobel in August 2007 and that some control premium is likely to have been reflected in the price at which Dyno Nobel Shares have traded since that date.

Based on the above, we consider the historical share prices and the above factors indicate that our valuation range is reasonable for the purposes of this report.

5 Merged Group

5.1 Introduction

This section provides a profile of Incitec Pivot as it will exist if the Share Scheme is approved and implemented, which would include full ownership of Dyno Nobel.

Incitec Pivot is primarily a fertiliser manufacturer based in Australia with some export sales. Dyno Nobel is predominantly an explosives manufacturer with major market positions in Australia and North America, as well as some fertiliser manufacturing. Both companies currently enjoy strong market shares, being placed number one or two in their respective markets. If the Share Scheme is approved and implemented, Incitec Pivot is expected to benefit from significant scale, with an expected market capitalisation placing it within the 30 largest companies on the ASX. As indicated in the charts below, the combined business will be more diversified geographically, as well as by product, with explosives expected to contribute around 24% of FY08 EBITDA[1].



Incitec Pivot revenue split
Americas
45%
Australia
55%
Incitec Pivot product split
Explosives
24%
Fertiliser
76%

While each business serves different end markets, nitrogen based chemical manufacturing is at the core of both businesses. As such, this may provide the opportunity for production between fertilisers and explosives to be optimised depending on the relative market conditions for each. We note that some of Incitec Pivot's global competitors, such as Agrium Inc operate both fertiliser and explosives businesses, and that prior to its de-merger from Orica, Incitec was involved in both fertiliser and explosives manufacturing.

In addition, the increased scale and size of Incitec Pivot should enhance its ability to fund larger capital projects, such as Moranbah if it proceeds to completion, as well as additional brownfield investments to enhance existing assets and support its future growth.

5.2 Strategy and potential synergies

Whilst Incitec Pivot management have not provided any guidance as to the quantum of any synergies which may arise as a result of the Share Scheme, management of Incitec Pivot has indicated the key strategic benefits as being:

- corporate overhead costs reductions
- Incitec Pivot management's ability to accelerate delivery of Dyno Nobel's Project Imagine initiatives
- revenue synergies through the potential ability to optimise production into either fertilisers or explosives depending on the relative market conditions for each.

---

[1] Based on analyst consensus estimates for each of Incitec Pivot and Dyno Nobel



In addition, its greater critical mass enhances its ability to fund larger projects and support future growth opportunities.

We note that market analysts estimate potential pre-tax cost savings in the order of $20 million to $33 million annually, largely representing reduced corporate and shared services costs. However, in the absence of detailed guidance from management, it is difficult to estimate the quantum and timing of likely synergies, as well as the costs and risks of implementation. Notwithstanding this, as evident by Incitec Pivot management's improvement in the profitability of Southern Cross Fertilisers following its acquisition, it is not unreasonable to assume that additional synergistic benefits will result from the acquisition of Dyno Nobel.

5.3 Pro forma financial information

5.3.1 Financial performance

The pro forma statement of financial performance for Incitec Pivot (including Dyno Nobel) as adjusted to reflect a 31 December 2007 year end is set out in section 4 of the Scheme Booklet.

5.3.2 Financial position

The pro forma statements of financial position for each of Dyno Nobel, Incitec Pivot and Incitec Pivot following implementation of the Schemes as at 31 December 2007 under AIFRS are set out in section 4 of the Scheme Booklet.

5.4 Capital structure

Based on the current number of shares on issue for both Dyno Nobel and Incitec Pivot, we have assumed the number of shares on issue following implementation of the Share Scheme to be as follows:

Incitec Pivot Number of shares outstanding (millions)	Low	High
Number of Dyno Nobel Shares on issue	820.0	820.0
Shares to be issued for each Dyno Nobel Share acquired	0.01406	0.01406
New shares in Incitec Pivot to be issued to Dyno Nobel Shareholders	10.0	10.0
Number of existing Incitec Pivot shares on issue	50.4	50.4
Total number of shares in Incitec Pivot (post-Scheme) on issue	**60.4**	**60.4**

We note that some Dyno Nobel Optionholders may exercise their Dyno Nobel Options and participate in the Share Scheme. However, for the purposes of the calculations we assume that all Dyno Nobel Options are cancelled pursuant to the Options Scheme in return for a cash payment.


ERNST & YOUNG

6 Value of Incitec Pivot Shares offered as Consideration

Under the terms of the Share Scheme, if approved and implemented, Share Scheme Participants will receive 0.01406 Incitec Pivot Shares and $0.70 in cash for each Dyno Nobel Share that they own[2]. Accordingly, as part of our considerations we are required to value those Incitec Pivot Shares. As the Share Scheme Participants will be receiving shares constituting minority interests in Incitec Pivot, the value of Incitec Pivot Shares has been determined on a minority basis excluding any premium for control. The total consideration, including the cash consideration, can then be compared to the value of Dyno Nobel Shares that Share Scheme Participants will dispose of if the Share Scheme is approved and implemented, as detailed in section 4.5.

In assessing the value of the consideration we applied a market based approach to derive the fair value of shares of Incitec Pivot, relying on the observed share market prices of Incitec Pivot Shares on the ASX. In doing so we considered:

- the value of Incitec Pivot based on its market value prior to the announcement of the Scheme. This approach is consistent with ASIC Regulatory Guide 111.29 which stipulates that where the market price for securities is used as a measure of the value of offered consideration, certain factors must be considered including:
  - the depth of the market for those securities
  - the volatility of the market price
  - whether or not the market value is likely to represent the value if the Share Scheme is implemented
- the value of Dyno Nobel on a minority basis
- adjustments for the likely impact of the transaction such as debt incurred to fund the acquisition and associated transaction costs.

We also considered the reasonableness of the EBITDA multiples implied by the valuation arrived at on the above basis in forming our overall valuation conclusion.

6.1 Value of Incitec Pivot based on its share price

Incitec Pivot's share price has increased substantially over the last twelve months, rising from $42.00 on 1 March 2007 to $149.00 as at 10 March 2008, being the day prior to announcement of the Share Scheme. As indicated in the following chart, the substantial increase in Incitec Pivot's value is highly correlated to rises in international DAP prices. As noted below, international DAP prices, which are a key determinant on Incitec Pivot's pricing, have continued to increase, and are expected to remain above historic levels in the medium term supported by high input prices and limited supply.


International DAP price
1200
1000
800
600
400
200
0
180
160
140
120
100
80
60
40
20
Incitec Pivot share price
Mar-2007
Apr-2007
May-2007
Jul-2007
Aug-2007
Sep-2007
Nov-2007
Dec-2007
Jan-2008
Mar-2008
DAP price
Incitec Pivot

Source: Datastream, Bloomberg

[2] The impact of the potential variations to this share exchange ratio are discussed in section 7.


ERNST & YOUNG

6.1.1 DAP price overview

As DAP imports represent a high proportion of supply, import prices play a significant role in determining price. Pricing of fertiliser products manufactured in Australia is highly influenced by reference to international benchmarks and international market conditions prevailing from time to time. The two key import pricing indicators, being DAP (Tampa) and urea (Middle East prilled or granulated), reflect the soft commodities boom being driven by the global demand for food, fibre, feed and fuel.

DAP demand

As indicated in the chart below, historic DAP prices have increased substantially, particularly in the last six months.


DAP prices March 2006-2008
DAP (Tampa) prices US$
1200
1000
800
600
400
200
0
Mar-2006
Apr-2006
May-2006
Jun-2006
Jul-2006
Aug-2006
Sep-2006
Oct-2006
Nov-2006
Dec-2006
Jan-2007
Feb-2007
Mar-2007
Apr-2007
May-2007
Jun-2007
Jul-2007
Aug-2007
Sep-2007
Oct-2007
Nov-2007
Dec-2007
Jan-2008
Feb-2008
Mar-2008

Source: Datastream

Global demand for DAP has increased significantly largely due to two key factors:

- Rising wealth in highly populated countries such as India and China has resulted in a dietary shift away from starch to protein[3]. This is driving increased demand for meat, in turn leading to rising demand for cereals as feed grains. Grain inventories are currently at historically low levels which is also driving up grain prices[4]. With a limit on arable acreage, this has impacted on corn and soybean prices with key indicator prices for wheat, corn and rice being up 74%, 120% and 37% relative to long-term averages[5]. As farmers respond to record soft commodity prices, this increases both fertiliser application rates and acres planted.

- Significant increase in demand for ethanol as a source of biofuel in the US, as well as other countries globally[6]. In particular, prevailing high oil prices have led the US to commit to reduce oil dependency by 20% by 2017 in favour of biofuels, of which corn is a primary source[7]. As a result substantial subsidies are provided by the US government for ethanol production. This has resulted in ethanol production rising from less than 3 billion gallons in 2003 to over 6 billion gallons in 2007. Further, it is estimated that around 20% of the US corn crop is now used to manufacture ethanol[5]. As corn requires relatively more fertiliser than other crops such as wheat and soybean, this has led to a surge in DAP demand. According to market analysts, this trend is expected to continue, with the US Congress passing the Energy Independence and Security Act of 2007 HR 6 on 17 December 2007 substantially increasing the Renewable Fuels Standard for mandated use for biofuels, including ethanol, to 15 billion gallons by 2015. As such, by 2010 it is estimated that a third of the US corn crop will go towards ethanol production.

---

[3] The Economist, The end of cheap food, 6 December 2007
[4] USDA World Agricultural Supply and Demand Estimates
[5] Various market analyst commentary
[6] World Agriculture and Fertiliser Demand, Global Fertiliser Supply and Trade 2007-2008 Summary report of the International Fertilizer Industry Association
[7] Energy Independence and Security Act of 2007 and the Renewable Fuel Standard


ERNST & YOUNG

Whilst these factors are expected to continue to drive global DAP demand, such growth is not without risks including:

- reduction or elimination of tariffs on ethanol imports, which may displace US corn demand
- political opposition from developing countries due to high food price inflation. Ethanol production is taking arable land away from food production at a time of severe grain shortage
- a decline in ethanol profitability and rising soft-commodity prices may result in farmers opting to allow more acreage for soybeans, wheat or other profitable crops
- a reduction in oil prices.

DAP supply

Global supply of DAP is currently constrained by shortages of mined phosphate rock as well as DAP manufacturing capacity, the increasing capital costs (due to shortages of raw materials and skilled labour) and long development time of new plants. Significant phosphate rock deposits exist in Morocco, as well as China and Russia. However supply from Russia and China is currently constrained by export restrictions.

As fertiliser manufacturing is energy intensive, the Chinese Government aims to reduce fertiliser production levels in line with its internal requirements. As such, in December 2007 the Chinese government increased export taxes on Chinese DAP and MAP exports from 20% to 35% for February to September (reverting back to 20% until December 2008)[8]. As China historically exports around 2Mtpa of DAP, or 10% of the globally traded DAP market, this has a material impact on supply. In addition Russia recently announced an 8.5% tax on exports.

Phosphate rock prices have risen considerably with spot rock prices of US$350 - $400 (fob) in March 2008[9] and according to market analysts are expected to remain well above historic levels.

DAP prices

DAP prices have increased significantly, reflecting the strong demand, limited supply as well as increasing raw materials prices, particularly for phosphate rock, sulphur and ammonia.

Sulphur prices also increased sharply in 2007 due to rapidly growing demand for phosphate fertiliser, which accounts for more than 50% of sulphur demand[9], with metals production comprising approximately 15% to 20% of demand. In addition, supply was impacted by temporary outages and disruption issues at US refiners and gas processors. As the affected plants return to full capacity, and with new capacity to be commissioned in the Middle East, western Canada, China and the former Soviet Union from 2009/10, this is expected to alleviate future supply issues. Ammonia prices have similarly risen reflecting strong fertiliser demand and rising natural gas costs.

---

[8] "Export tariffs rise fertilisers" article of eChinaChem citing the Ministry of Finance, People's Republic of China
[9] Various market analyst commentary



As non-integrated producers account for almost a third of DAP/MAP production globally, costs for non-integrated Indian producers are generally considered to set a floor price for DAP, as they are regarded as the most high cost or marginal producer globally. According to analysts' estimates, raw material cash costs for non-integrated producers in India were around US$800/t[9] in February 2008 and are believed to have increased further to over US$1,000/t. As such, this is expected to support the DAP price, at least in FY08 and FY09 before additional supply comes on stream beyond 2011. However, as the Indian industry is supported by fertiliser subsidies, any modification of the subsidy program may have important impacts on global pricing. No new supply of ammonium phosphate is expected outside of China until after 2011/12 when the 3Mtpa Al Jalamid Phosphate Project (Ma'aden Mining Company / SABIC) in Saudi Arabia is expected to commence production.

As such, DAP prices are expected to remain supported in the medium term by strong global demand from a growing population, dietary shift, strong soft-commodity prices and bio-fuel consumption, as well as limited capacity increases and high raw materials prices.

On 8 February 2008 the Assistant Treasurer and Minister for Competition Policy and Consumer Affairs in Australia requested that the Australian Competition and Consumer Commission undertake an analysis of fertiliser prices, particularly the reasons for the recent increases in price, with a report to be provided by 31 July 2008. On 14 February 2008 the Opposition in the Senate used its power to establish a select committee to investigate fertiliser and chemical pricing and supply. The Select Committee on Agricultural and Related Industries is due to report by 16 June 2008.

Outlook

The overall prices for fertilisers are expected to remain strong. In particular, the price for DAP is expected to continue to strengthen in the near term on the back of strong demand, high commodity prices, increasing raw material costs and a positive outlook for the farming industry. Analysts' forecasts indicate that DAP prices may average between US$700/t and US$825/t in FY08, and between US$690/t and US$900/t in FY09. Thereafter prices are expected to remain strong although reverting to a lower long-term average. We further note that:

- DAP prices increased 27% during the month prior to announcement of the Schemes (and have subsequently risen further); and
- On 6 March 2008, Incitec Pivot management provided guidance to the market on expected FY08 earnings and DAP prices. The earnings guidance was around 14% higher than market consensus estimates at the time.

6.1.2 Valuation

Due to the above, in view of the strong upward trend in Incitec Pivot's share price and continuing rises in DAP prices, we consider the share price range over a relatively short period between the announcement of the earnings guidance and announcement of the Share Scheme as being most appropriate, being between $149.00 and $160.50. Even considering a slightly longer period of two weeks prior to the announcement of the Share Scheme, the price range is not dissimilar at between $147.30 and $160.50.

We also note that Incitec Pivot's shares appear to be well traded with a strong institutional shareholder base. As such, the shares are likely to be readily marketable and benefit from low costs of transacting in the shares. In addition, the market appears well informed as to the company's performance and prospects and therefore the traded price in a liquid market is likely to be reflective of market value. Our analysis is supported by:

- Shares are traded on a daily basis, with average monthly volumes equivalent to 12.5% of its total shares on issue over the last twelve months.
- Over the last twelve months 1.5 times the total number of shares on issue were traded.
- Incitec Pivot is a member of a number of indices including the MSCI World Index, S&P ASX 50, S&P ASX 100, S&P ASX 200, S&P ASX 300, S&P ASX 200 Materials and S&P ASX All Ordinaries. As such,



various index tracker funds in effect are required to hold investments in Incitec Pivot. The majority of its current top twenty shareholders are institutional investors.

- Trading volumes appear unaffected by Incitec Pivot's share price rise to be the highest share price on the ASX and volumes have been increasing. Monthly volumes averaged 11.6% of total shares on issue from March 2007 to August 2007, and 15.4% thereafter.

- The market appears well informed about the company and its operations, with the company being followed by a wide range of analysts, as well as benefiting from management's company announcements, such as its recent FY08 earnings guidance. As a result of the liquidity of Incitec Pivot's Shares, and given institutional investors will need to maintain or increase their exposure to Incitec Pivot in line with its weighting on relevant indices, should some Share Scheme Participants wish to sell their Incitec Pivot Shares received as a result of the implementation of the Share Scheme, it is likely these would be able to be absorbed by the market without significantly affecting price.

As a result of the above factors, we consider the price at which Incitec Pivot Shares have been trading represents an appropriate estimate of the value of an Incitec Pivot Share on a minority basis. Based on the share price range of $149.00 to $160.50 per share, this implies an equity value of $7,513 million to $8,093 million.

However, as Incitec Pivot's share price prior to the announcement of the Share Scheme also reflects its existing ownership of 13.2% of Dyno Nobel, when aggregating 100% of the equity value of Incitec Pivot and Dyno Nobel (on a minority basis), we also deducted the market's view of the value of its stake in Dyno Nobel. Considering the same period as for Incitec Pivot of between 7 March 2008 and 10 March 2008, we note that Dyno Nobel's shares traded at between $2.34 and $2.43 per share. This implies a value for Incitec Pivot's 13.2% investment of between $252 million and $262 million based on 820 million Dyno Nobel Shares on issue.

The value of Incitec Pivot adjusted to reflect the implementation of the Schemes is set out in the table below:

Incitec Pivot Valuation A$ million (except where indicated)	Reference	Low	High
Incitec Pivot equity value based on traded share price	6.1.2	7,513	8,093
deduct existing Incitec Pivot investment in Dyno Nobel (13.2%)	6.1.2	(252)	(262)
add: 100% of assessed value of Dyno Nobel (minority basis)	4.5	1,707	2,014
less: Cash assumed received on exercise of Dyno Nobel Options	4.3	(56)	(56)
less: Additional debt funding and other adjustments	6.2	(647)	(647)
Incitec Pivot equity value (minority basis)		**8,264**	**9,142**
Number of shares in issue	5.4	60,431,663	60,431,663
Value per Incitec Pivot ordinary share		**136.76**	**151.28**

The adjustments to the equity value in relation to the Dyno Nobel Options and additional debt funding, assuming the approval and implementation of the Schemes, is discussed at section 6.2 on the following page.



6.2 Implied multiples

We have cross-checked the value attributed to an Incitec Pivot Share by comparing the EBITDA multiples implied by the above equity value of $8,264 million to $9,142 million (on a minority basis) to the trading multiples derived from the share prices of comparable listed companies and recent acquisitions in the sector. Our analysis implies FY08 EBITDA multiples of between 10.1 times and 10.5 times, as detailed in the table below:

Incitec Pivot implied multiples **A$ million (except where indicated)**	**Reference**	**Low**	**High**
Incitec Pivot equity value	*6.1.2*	8,264	9,142
add: net debt Incitec Pivot	*6.2*	412	412
add: net debt Dyno Nobel	*4.3*	788	788
add: Dyno Nobel SPS	*4.4.3*	294	294
Add debt arising from the transaction			
- Funding for cash consideration ($0.70 per Dyno Nobel Share)	*6.2*	500	500
- Option Scheme consideration	*8.2.6*	16	16
- Additional Dyno Nobel SPS consideration	*6.2*	51	51
- Transaction costs	*7.4.7*	81	81
Total additional debt from implementation of the Schemes		647	647
Enterprise value (minority basis)		10,406	11,284
FY08 estimated EBITDA - Incitec Pivot	*6.2*	745	775
Normalised EBITDA - Dyno Nobel	*4.1.3*	285	302
Total adjusted EBITDA (excluding synergies)		1,030	1,077
Implied FY08 EBITDA multiple (times)		10.1x	10.5x

Note: FY08 estimated EBITDA - Incitec Pivot based on guidance from the company to the ASX on 6 March 2008

In calculating the implied EBITDA multiples, it is necessary to estimate the enterprise value range for Incitec Pivot following implementation of the Share Scheme. In doing so we aggregated the following to arrive at the value of the combined enterprise:

- Assumed equity value of Incitec Pivot following implementation of the Schemes.
- Existing net debt of Dyno Nobel and Incitec Pivot. As at 30 September 2007 Incitec Pivot had net debt of $412 million. However, the company has since paid a cash dividend of $116.5 million and generated earnings in the intervening period.
- Additional debt of $500 million to fund the cash component of Share Scheme Consideration.
- Option Scheme Consideration due to Dyno Nobel Optionholders, all of which are assumed to be paid in cash, rather than shares as noted in section 4.3. The consideration is discussed in section 8.2. Under the terms of the Option Scheme Dyno Nobel Optionholders will receive a payment in consideration for having their Dyno Nobel Options cancelled and therefore do not have to fund the exercise price on their Dyno Nobel Options. As such we have added back the cash consideration assumed to have been received by Dyno Nobel upon exercise of the Dyno Nobel Options in our calculation of the Dyno Nobel net debt determined in section 4.3. This totals US$52 million ($56 million).



- The valuation of Dyno Nobel has been determined including a deduction for SPS based on their trading prices on the ASX immediately before the announcement of the Schemes. Under the terms of the Scheme Implementation Agreement and the terms of the SPS we understand that the SPS will be redeemed at a 15% premium to their face value. The above amount of $51 million reflects the difference between the value allowed for in our valuation of the Dyno Nobel Share and the amount that will be paid to redeem the SPS in the event that the Share Scheme is approved and implemented.

- Transaction and related costs.

In calculating the implied EBITDA multiple, we have divided the enterprise value by the EBITDA of both Dyno Nobel and Incitec Pivot. The EBITDA of Dyno Nobel is discussed in section 4.1.

In relation to the earnings of Incitec Pivot, in view of its expected strong growth in FY08 we consider prospective EBITDA multiples as being most appropriate for this assessment. In respect of FY08, management of Incitec Pivot provided guidance for FY08 EBIT of $700 million to $730 million. The implied FY08 EBITDA of between $745 million and $775 million is towards the lower end of market analysts' FY08 EBITDA estimates of between $743 million and $805 million. This may account for the difference between our implied FY08 EBITDA multiple and the FY08 EBITDA multiple of 10.8 times based on analyst consensus estimates. Management's guidance assumes DAP prices average US$760-790/t in FY08, implying average DAP prices for the remainder of FY08 of around US$960/t from an average of US$614/t in the five months to March 2008. As at the end of March 2008, DAP prices were US$1,050/t, and as such, market analysts may be reflecting higher average DAP prices. Our review of analyst research indicates the majority of analysts forecast DAP prices in FY08 of between US$760 and US$825 per tonne.

Based on the above, our value range implies EBITDA multiples of 10.1 times to 10.5 times for FY08. The multiples of comparable companies involved in the fertiliser manufacturing industry in Australia and overseas are as set out in the table below. These multiples are based on the market price for minority or portfolio shareholdings of those companies and do not include a premium for control. Further details on these comparable companies are provided in appendix 4 of our complete independent expert's report.

Trading mutliples Comparable companies	Country	Market Capitalisation $A million	EBITDA margin FY07	EBITDA multiple FY07	EBITDA multiple FY08	EBITDA multiple FY09
Incitec Pivot Limited	AU	8,065.8	24%	25.4	10.8	10.4
Ruralco Holdings Limited	AU	184.4	2%	14.5	9.0	8.3
Nufarm Limited	AU	3,097.8	14%	14.1	10.0	8.3
Terra Industries Inc	US	4,529.8	22%	7.6	4.6	4.6
CF Industries Holdings Inc	US	8,760.9	23%	12.3	7.4	7.4
Potash Corp of Saskatchewan Inc	CN	61,612.3	37%	29.7	14.3	13.5
The Mosaic Company	US	60,377.9	16%	60.2	18.2	8.8
Yara International ASA	NO	21,260.5	16%	11.9	9.3	9.0
Agrium Inc	CN	12,994.3	17%	11.6	10.9	9.9
K+S AG	GR	16,995.2	-3%	nm	12.3	9.6
Low			-3%	7.6	4.6	4.6
High			37%	60.2	18.2	13.5
Median			17%	14.1	10.4	8.9
Average			17%	20.8	10.7	9.0

Source: Annual Reports, Bloomberg, Reuters Estimates

Note: the trading multiples are calculated based on share prices as at 14 April 2008

nm: not meaningful



Of the comparable companies shown above, Mosaic and Yara have the most significant focus on phosphate based nutrients and are therefore impacted, to a certain extent, by the substantial increase in DAP prices. The extent to which these companies each benefit from higher DAP prices is dependent on their exposure to increasing raw materials prices.

In considering the multiples for FY08, we also note that the comparable companies have differing financial year ends, and therefore benefit from the significant increase in DAP prices since December 2007 to a varying extent in their respective FY08 reporting periods. In light of this we considered FY09 in our assessment noting that the FY09 EBITDA multiples of Mosaic and Yara are between 8.8 times and 9.0 times. These multiples reflect additional earnings growth and as such their normalised FY08 multiples would arguably be higher than their FY09 multiples. As such, Incitec Pivot's implied EBITDA multiple range of 10.1 times to 10.5 times following implementation of the Share Scheme is not significantly higher than the comparable companies and therefore not unreasonable.

We also note that based on analysts' estimates Incitec Pivot's prospective EBITDA multiple for FY09 is above that observed for Mosaic and Yara. However this may reflect that market analysts' estimates for Incitec Pivot are unchanged since early April 2008 whilst Mosaic and Yara's FY09 analysts' EBITDA forecasts have increased 10% to 30% due to rising DAP prices. As such we would not place significant reliance on this cross check.

We also considered multiples implied from recent acquisitions, including:

- Yara's May 2007 acquisition of a 30% stake in Kemira GrowHow Oyj, a Finnish fertiliser and feed phosphate manufacturer. It was acquired for EUR 208 million at an implied prospective EBITDA multiple of 8.2x. Whilst the multiple may partially reflect a premium for significant influence over the company, it is a significantly smaller business than Incitec Pivot.
- Agrium Inc acquired the entire issued share capital of UAP Holding Corp for $2.65 billion in December 2007. UAP is North America's largest independent distributor of agricultural and non-crop products, including chemicals, fertilisers and seeds. The transaction price implied a prospective EBITDA multiple, inclusive of expected synergies of 11.2x. However, as this was for the acquisition of the entire business and would therefore reflect a control premium, all else being equal we would expect Incitec Pivot's implied EBITDA multiples to be lower.

6.3 Incitec Pivot Share price

The Share Scheme was announced on 11 March 2008. Immediately prior to the announcement Incitec Pivot's Share price was trading at $149.00 and fell to $130.90 upon the announcement. Incitec Pivot management indicated that the share price decline was partly attributable to the sell-down of agriculture stocks on Wall Street[10]. In addition, press commentary points to hedge fund activity driving the price lower[11]. We note that, since the announcement, Incitec Pivot Shares have traded within the range $127.80 to $159.96 (to 14 April 2008). Our assessed range of values for an Incitec Pivot share on a minority basis of $136.76 to $151.28 is within this range.

[10] Hobart Mercury article 12 March 2008
[11] Sydney Morning Herald article 12 March 2008


ERNST & YOUNG

6.4 Value of consideration offered to Dyno Nobel Shareholders

Based on our analysis, the value of a share in the Merged Group is between $136.76 and $151.28. As Share Scheme Participants will receive 0.01406 Incitec Pivot Shares and $0.70 cash for each Dyno Nobel Share, the Consideration equates to $2.62 to $2.83 per Dyno Nobel Share. The low end of the range is below the minimum consideration of $2.64 that arises due to the mechanism that results in the number of shares being given as consideration increasing if the Incitec Pivot VWAP calculated over the 10 consecutive trading days prior to the Second Court Date is less than $138.16[12]. Our value of the consideration is therefore $2.64 to $2.83 per Dyno Nobel Share.

Assessed value of Share Scheme Consideration (on a control basis) A$	Low	High
Cash consideration	0.70	0.70
Scrip consideration (0.01406 Incitec Pivot Shares)	1.94	2.13
Total assessed value of Share Scheme Consideration per Dyno Nobel Share	**2.64**	**2.83**

We note that this does not place any value on the potential synergistic benefits of the Schemes, which we have not incorporated in the valuation due to the absence of detailed management guidance.

7 Evaluation of the Share Scheme

7.1 Approach

In forming our opinion in relation to the Share Scheme, Ernst & Young Transaction Advisory Services has considered:

1. Whether the value of a Dyno Nobel Share (on a control basis) is higher or lower than the Share Scheme Consideration (on a minority basis). In considering value we have also had regard to other terms of the Share Scheme that may affect the amount or structure of the Share Scheme Consideration.
2. Whether a premium for control is being offered, and whether this is appropriate in the circumstances.
3. Other qualitative factors which we believe to be relevant to the considerations of Dyno Nobel Shareholders.
4. The likelihood of an alternative superior offer being made to Dyno Nobel Shareholders.
5. The implications if the Share Scheme does not proceed.

We consider 1., 2. and other matters relating to the consideration to be paid as matters relating to "fairness" and all other matters as matters relating to "reasonableness" or other factors that we believe to be relevant to the considerations of Dyno Nobel Shareholders.

[12] Explained in section 1.2.1



7.2 Fairness

7.2.1 Valuation comparison

We have compared the value of a Dyno Nobel Share on a controlling basis (as outlined in section 4.5) with the value of the Share Scheme Consideration (as outlined in section 6.4). This is presented as follows:

Assessed value of Share Scheme Consideration (on a control basis) A$	Low	High
Cash consideration	0.70	0.70
Scrip consideration (0.01406 Incitec Pivot Shares)	1.94	2.13
Total assessed value of Share Scheme Consideration per Dyno Nobel Share	**2.64**	**2.83**
Assessed value of Dyno Nobel per share on a control basis	**2.43**	**2.87**

We note that the range of values that we express in relation to Dyno Nobel Shares is relatively wide. As can be seen in section 4.5 this is substantially due to the range of possible outcomes that could ultimately result from the Moranbah project and the relatively high levels of debt in Dyno Nobel. We consider this relatively wide range to be appropriate in the circumstances.

Notwithstanding the fact that the high end of our assessed value of a Dyno Nobel Share is above the high end of our assessed value of the Share Scheme Consideration we note that the range of values that we have concluded upon for the Share Scheme Consideration falls within the range of values that we have ascribed to the Dyno Nobel Shares being acquired.

In forming our views in relation to the comparison of value we have considered a number of additional factors. These are considered in the subsections that follow.

7.2.2 Mix and match facility flexibility

As noted above the Incitec Pivot offer is 0.01406 Incitec Pivot Shares plus $0.70 in cash for every Dyno Nobel Share (the "Base Offer").

As outlined in section 1 of this report and in section 1.1 of the Scheme Booklet, Dyno Nobel Shareholders may elect to receive either an increased amount of cash and a reduced number of Incitec Pivot Shares, or an increased number of Incitec Pivot Shares and a decreased amount of cash relative to the Base Offer.

Whether or not, or the extent to which, Dyno Nobel Shareholders will receive their preferred election will be dependent upon the aggregate elections of all other Dyno Nobel Shareholders and potentially also on whether Incitec Pivot (due to the aggregate elections) exercises its discretion to increase the number of Dyno Nobel Shares made available as consideration.

While this flexibility is a potential benefit to shareholders we have only reflected the Base Offer structure in the table at section 7.2.1. This reflects that the mix of consideration in the Base Offer is the only mix over which shareholders have certainty. Any other mix is dependent on the elections of all other Dyno Nobel Shareholders and the Incitec Pivot discretion.

7.2.3 Variable pricing structure and down side protection

The terms of the Share Scheme include circumstances where the number of Incitec Pivot Shares offered may be varied. These are in the event that the Incitec Pivot VWAP calculated over the ten days leading up to the Second Court Date falls below the Scheme Threshold ($138.16) and also in the event that Incitec Pivot pays or declares a dividend prior to the Second Court Date which Dyno Nobel Shareholders would not receive or be entitled to. These circumstances are outlined in section 1.2.1 and in the Scheme Booklet.



In relation to these two circumstances:

1. We note that the share price prior to the announcement of the Share Scheme upon which our assessed value of an Incitec Pivot Share is based, was between $149.00 and $160.50. The Incitec Pivot share price has subsequently declined to as low as $127.80 but has since recovered to close at $159.96 on 14 April 2008. This amount is above the Scheme Threshold at which the adjustment would occur. Based on the formula set out in section 1.2.1, if the Incitec Pivot VWAP is below the Scheme Threshold then the adjustment mechanism in effect provides a minimum value based on the share price and cash component of $2.64 per Dyno Nobel Share. This acts to provide Dyno Nobel Shareholders with some insulation from that decline.
2. The mechanism to adjust for dividends paid or declared acts to increase the number of Incitec Pivot Shares issued to compensate for the dividend paid or declared prior to the Second Court Date called to approve the Share Scheme.

It should also be noted that as outlined in section 1.8 of the Scheme Booklet, Incitec Pivot may terminate the Scheme Implementation Agreement in the event that the Incitec Pivot Share price as at the Second Court Date falls below the Scheme Floor ($126.96). Section 7.6 below outlines the position in the event that the Share Scheme does not proceed.

7.2.4 Contribution ratio

Under the terms of the Share Scheme, Dyno Nobel Shareholders will receive 0.01406 Incitec Pivot Shares plus $0.70 for every Dyno Nobel Share that they own. This would result in current Dyno Nobel Shareholders owning approximately 17% of the expanded number of Incitec Pivot Shares on issue.

In considering issues of value we have also considered the proportion of overall value received by Dyno Nobel Shareholders, reflecting the proportion of the Scrip Consideration plus the Cash Consideration to be received by Dyno Nobel Shareholders compared to the relative values of Dyno Nobel and Incitec Pivot prior to the announcement of the Schemes.

When considering the market capitalisations of Dyno Nobel and Incitec Pivot, we had regard to the share prices of the entities one day, one week and one month prior to the announcement of the Schemes, being 10 March 2008, 4 March 2008 and 11 February 2008, respectively.

We also considered the following factors when performing the analysis:

- The market capitalisations of Dyno Nobel and Incitec Pivot prior to the announcement of the Schemes are calculated based on minority parcels of shares traded and should not therefore incorporate any premium for control, special value and potential market re-rating as a result of the Schemes.
- Both companies are required to comply with the ASX continuous disclosure regime and disclose price sensitive information to the market. On the assumption that the securities are traded in a well-informed market, the share prices should therefore incorporate all publicly available information about the prospects for each entity.





The contribution ratios based on market capitalisations over the various periods analysed, adjusted for the Cash Consideration to be paid as a part of the Share Scheme are summarised below[13]:

		Existing Dyno Nobel Shareholders		Existing Incitec Pivot Shareholders	
Ownership of Incitec Pivot			17%		83%
Proportion of value		**Contributed**	**Received**	**Contributed**	**Received**
Market capitalisation on:	10 March 2008	18.2%	21.1%	81.8%	78.9%
	4 March 2008	17.5%	20.9%	82.5%	79.1%
	11 February 2008	18.1%	21.7%	81.9%	78.3%

The above table highlights the following key points based on the respective market capitalisation of the two companies on the dates indicated:

- existing Dyno Nobel Shareholders (excluding Incitec Pivot who owns approximately 13.2% of Dyno Nobel) will hold approximately 17% of the Merged Group
- when the Cash Consideration of $0.70 cents per Dyno Nobel Share is taken into account existing Dyno Nobel Shareholders are receiving between approximately 20.9% and 21.7% of the combined value compared to contributions to the combined value of between 17.5% and 18.2%.

Based on the above analysis, we note that the proportion of the value of the Merged Group combined with the Cash Consideration to be received by Dyno Nobel Shareholders is in excess of their contribution to the Merged Group as measured by the relative market capitalisation of the two companies at the dates indicated.

7.2.5 Incitec Pivot's share price on 14 April 2008

The Incitec Pivot share price has recently been volatile and since the announcement of the Share Scheme has ranged from $127.80 to $159.96 (to 14 April 2008). In our valuation of Incitec Pivot Shares we have adopted a range of $136.76 to $151.28 after adjusting for the impacts of the Schemes but not including a value of potential synergies.

We note that on 14 April 2008 the Incitec Pivot share price closed at $159.96 which is above our assessed range of values. This implies total consideration of $2.95 per Dyno Nobel Share. If this share price is maintained this would result in Dyno Nobel shareholders receiving greater value than that indicated by our assessed valuation range.

7.2.6 Control premium

The Scheme provides Dyno Nobel Shareholders with the opportunity to realise value for their Dyno Nobel Shares in excess of the price at which they traded prior to the announcement of the Share Scheme on 11 March 2008. An assessment of the quantum of the premium being offered is made more subjective by the fact that a possible transaction involving Incitec Pivot has been speculated upon in the market since it announced the acquisition of its initial 13.2% interest on 29 August 2007. In addition, in recent times financial markets have been volatile and Incitec Pivot's share price, whilst also being volatile, has increased significantly since it acquired its initial interest in Dyno Nobel. This is discussed further in section 4 of the complete independent expert's report.

[13] The calculations reflected in the table assume that the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold, that Incitec Pivot does not declare or pay a dividend and that Incitec Pivot does not exercise its discretion, if required, to increase the proportion of the Consideration that is satisfied by the issue of Incitec Pivot Shares. These matters are discussed in section 1.2.1.

The following table summarises the premium that is being offered based on the Scrip Consideration and the Cash Consideration relative to the price of a Dyno Nobel Share as traded on the ASX on various dates leading up to the announcement of the Schemes.

Date	Event	Dyno Nobel share price	Premium[1]
23-Aug-07	Day prior to Incitec Pivot commencing acquisition of its 13.2% interest	1.88	49%
28-Aug-07	Day prior to completion of acquisition of Incitec Pivot's 13.2% interest	2.05	36%
11-Feb-08	VWAP one month prior to announcement	2.28	23%
11-Dec-07	VWAP three months prior to announcement	2.18	28%

Source: Bloomberg

[1] *Calculated using consideration per share of $2.79 based on Incitec Pivot's share price as at 10 March 2008*

While we note that the announcement of Incitec Pivot's 13.2% interest in Dyno Nobel was made on 29 August 2007, the interest was acquired between 24 August 2007 and 29 August 2007. During this period trading volumes were high with over 25% of the number of Dyno Nobel Shares on issue traded and the share price increased as can be seen above. In the table above we calculate the premium at both dates to recognise that by 28 August 2007 the share price appears to have been favourably impacted by the Incitec Pivot acquisition.

In addition to the premiums indicated above, other factors that we have considered in forming our view that the terms of the Share Scheme do imply that a premium for control is being paid include:

- Our valuation of Dyno Nobel Shares as outlined in section 4 is inclusive of an assessed premium for control. As the assessed value of the consideration offered under the Share Scheme exceeds this value this supports the existence of the premium.

- In section 7.2.4 we compare the proportion of value contributed to the Merged Group by Dyno Nobel Shareholders to the proportion of the combined value that they receive. As demonstrated in this section, this analysis indicates that they are receiving a higher proportion of the combined value than they are contributing. This again supports the existence of a premium.

7.2.7 Conclusion - Fairness

Notwithstanding the fact that the high end of our assessed value of a Dyno Nobel Share is above the high end of our assessed value of the Share Scheme Consideration, as the range of values that we have concluded upon for the Share Scheme Consideration ($2.64 to $2.83) falls within the range of values that we have ascribed to the Dyno Nobel Shares being acquired ($2.43 to $2.87) we consider the terms of the Share Scheme to be fair.

In forming this view we also considered the other matters affecting the value and structure of the Share Scheme Consideration as noted in section 6.

7.3 Reasonableness

In accordance with ASIC Regulatory Guide 111.11, as we have concluded that the terms of the Share Scheme are fair, we also consider them to be reasonable.



7.4 Other factors

Other factors that Dyno Nobel Shareholders should consider in forming their views as to whether or not to vote in favour of the Share Scheme are set out below:

7.4.1 Change of investment profile and risk

Dyno Nobel Shareholders currently have an investment in Dyno Nobel. If the Scheme is approved and implemented Share Scheme Participants will receive cash and hold shares in Incitec Pivot (which will include ownership of Dyno Nobel).

This will change the nature of the investments held by Dyno Nobel Shareholders. Key differences include:

- Dyno Nobel generates the majority of its revenues and profitability from the manufacture and sale of explosives in North America and Asia Pacific. Incitec Pivot generates the majority of its revenues and profitability from the manufacture and sale of fertiliser, mainly in Australia with some export sales. Section 5.1 provides further information as to the mix of revenues and earnings between fertiliser and explosives and between geographic regions based on the financial data of Dyno Nobel and Incitec Pivot for the period ended FY07 and market analysts estimates for FY08.
- Approximately 80% of Dyno Nobel's revenues are derived from North America resulting in the performance of Dyno Nobel having a significant exposure to the US exchange rate. Incitec Pivot generates the majority of its revenues in Australian dollars. Therefore an investment in Incitec Pivot will result in a reduced exposure to the US exchange rate.
- Fertiliser prices and volumes have historically been quite volatile. In contrast, while explosives demand also varies with mining and mineral cycles, it tends to be less volatile than fertiliser.

Dyno Nobel Shareholders should consider their own investment profiles in relation to the above matters. Dyno Nobel Shareholders who do not believe that the risk profile of Incitec Pivot fits with their own preferences and investment profiles may either vote against the Share Scheme, elect to receive more cash under the mix and match option or sell their Dyno Nobel Shares either prior to or after the implementation of the Share Scheme if it is approved and implemented.

7.4.2 Greater market capitalisation

Even though Incitec Pivot already has a market capitalisation of approximately $8.1 billion and is in the S&P/ASX 50 index, the acquisition of Dyno Nobel will further increase its capitalisation. Based on the valuation analysis provided in section 6.1 the Merged Group will have a greater market capitalisation. An increased market capitalisation is likely to further increase the weighting of Incitec Pivot in key ASX indices which has the potential to increase demand for its shares particularly with those institutional funds who seek to track market levels of performance.

The valuation of Incitec Pivot as set out above does not include any potential benefit of such increased demand.



7.4.3 Dividend policies

Dyno Nobel and Incitec Pivot have historically had different dividend profiles.

Dyno Nobel generates the majority of its earnings in North America and has historically paid unfranked dividends. Its stated dividend policy is to pay out 40% to 50% of net profit after tax by way of dividend.

In contrast, Incitec Pivot, which generates the majority of its earnings in Australia, has paid out a higher proportion of its profits as dividends and has been able to fully frank its dividends. Incitec Pivot has a target payout ratio of 55% to 65% of net profit after tax.

The actual dividend history of Dyno Nobel and Incitec Pivot is illustrated in the table below:

Dyno Nobel	Dec-2006	Dec-2007
Reported EPS (cents per share)	12.39	15
DPS (cents per share)		5.60
Franking		Unfranked
Payout ratio	0%	37%

Source: Finanalysis, Dyno Nobel Annual Reports

Incitec Pivot	Sep-2004	Sep-2005	Sep-2006	Sep-2007
Reported EPS (cents per share)	139.95	64.47	146.46	401.6
DPS (cents per share)				
- Ordinary dividends	90	15	103	260
- Special dividends	39	56	-	40
Franking	100%	100%	100%	100%
Payout ratio - ordinary	64%	23%	70%	65%
Payout ratio - total	92%	110%	70%	75%

Source: Finanalysis, Incitec Pivot Annual Reports

As noted above, Incitec Pivot has historically had a higher dividend payout ratio and level of franking credits than Dyno Nobel. If this is maintained in the future this may be of benefit to shareholders.

7.4.4 The potential for synergies

As noted in section 6.4 above, the valuation of Incitec Pivot Shares has not included any synergies that may be realised as a consequence of the merger of Dyno Nobel and Incitec Pivot.

While strategic benefits and synergies have not been quantified in the Scheme Booklet or other announcements, it is likely that some of these will be realised. The earnings upon which the valuations contained in this report are based do not include any synergies that may ultimately be realised.

7.4.5 Tax

Dyno Nobel Shareholders should refer to the commentary on tax issues provided in section 7 of the Scheme Booklet. We note that the Share Scheme, should it proceed, will create taxable events for many Dyno Nobel Shareholders. Whilst the Scrip Consideration may be eligible for rollover relief from capital gains tax for certain shareholders, the triggering of any taxable event is likely to be viewed as a disadvantage for many shareholders. We note that any scrip-for-scrip rollover relief only defers, rather than eliminates, any potential liability for capital gains tax.



The specific tax consequences of the Share Scheme will vary depending on the circumstances of each individual Dyno Nobel Shareholder. These specific tax consequences need to be borne in mind by each Dyno Nobel Shareholder in weighing up the merits of the Share Scheme.

7.4.6 Shareholder exit costs

We note that Dyno Nobel Shareholders who receive Incitec Pivot Shares as a consequence of the Share Scheme and sell these Incitec Pivot Shares are likely to incur brokerage costs and goods and services tax in relation to the sale. The amount of those brokerage and related charges will be dependent upon the brokerage charges levied by the broker that they elect to use.

7.4.7 Transaction costs

The Scheme Booklet indicates that Dyno Nobel and Incitec Pivot will incur approximately $81 million in transaction costs in the event that the Share Scheme is approved and implemented. A large part of these costs will have been incurred before the Second Court Date.

In addition Dyno Nobel has agreed in certain circumstances to pay Incitec Pivot the amount of $16 million. These include both circumstances where Dyno Nobel or its representatives materially breach the Scheme Implementation Agreement.

7.5 Alternative offer for Dyno Nobel

It is possible that an alternative proposal involving Dyno Nobel may materialise in the future. We note, however, the following key points that may reduce the likelihood of such a proposal emerging:

- Incitec Pivot announced the acquisition of its initial 13.2% interest in Dyno Nobel on 29 August 2007 and, at that time, also signalled its intention to pursue a transaction with Dyno Nobel. Since that time no other party has made an offer to acquire Dyno Nobel.
- Incitec Pivot's 13.2% interest may act as a deterrent to another party seeking to acquire Dyno Nobel as an interest of this level can prevent another party from acquiring 100% of a target through compulsory acquisition, which is often the objective of an acquirer.
- The terms of the Scheme Implementation Agreement prevent Dyno Nobel and its representatives from actively seeking alternative acquirers or from negotiating or otherwise co-operating with them in the formulation of a proposal.
- Section 1.5 of the Scheme Booklet indicates that the Dyno Nobel Board before deciding to recommend the Share Scheme conducted a strategic review of Dyno Nobel which included a consideration of various alternatives including alternative acquirers and strategic alliances. The Board concluded that "... the Proposal offers the best available outcome for Dyno Nobel Shareholders and Dyno Nobel Optionholders, in the absence of a superior proposal."

7.6 If the Share Scheme does not proceed

In the event that the Share Scheme does not proceed, unless another alternative emerges and is implemented, Dyno Nobel will continue to operate in its existing form and its shares will continue to be listed on the ASX.

Points to note in relation to this circumstance include:

- Unless Incitec Pivot proposes an alternative transaction in relation to its interest in Dyno Nobel there may be some market uncertainty in relation to the future of Incitec Pivot's 13.2% interest. Such uncertainty in respect of a major shareholding can have a negative impact on a company's share price.


ERNST & YOUNG

- Under the terms of the Scheme Implementation Agreement, in some circumstances Dyno Nobel can be liable to pay a $16 million fee to Incitec Pivot in the event that an alternative transaction occurs within six months of the Second Court Date.
- As noted in section 7.7 we believe that, at least initially, in the event that the Share Scheme does not proceed the Dyno Nobel share price may trade at below current levels, potentially significantly.

7.7 Share price in the absence of the Share Scheme

The Dyno Nobel share price was positively impacted both when Incitec Pivot acquired its initial 13.2% interest and around the time the Share Scheme was announced. Over this period the Dyno Nobel share price has outperformed the sharemarket as a whole.

The following graph compares the performance of each of the Dyno Nobel and Incitec Pivot share prices and the S&P ASX 200 index between 29 August 2007 and 14 April 2008:

Dyno Nobel and ASX 200


Share price $
4.0
3.0
2.0
1.0
-
12,000
10,000
8,000
6,000
4,000
2,000
-
Index
Aug-2007
Oct-2007
Nov-2007
Jan-2008
Feb-2008
Apr-2008
Dyno Nobel
ASX 200

Incitec Pivot and ASX 200


Share price $
200.0
150.0
100.0
50.0
-
12,000
10,000
8,000
6,000
4,000
2,000
-
Index
Aug-2007
Oct-2007
Nov-2007
Jan-2008
Feb-2008
Apr-2008
Incitec Pivot
ASX 200

Key points to note include:

- On 29 August 2007, the day that Incitec Pivot announced that it had acquired a 13.2% interest in Dyno Nobel, Dyno Nobel's share price increased 18% to $2.39.
- Dyno Nobel's share price continued to increase after this date and was generally above this level until the announcement of the cessation of the Moranbah project on 11 December 2008, upon which its share price fell from $2.52 to $2.19.



- The Dyno Nobel share price continued to fall, reaching a low on 22 January 2008 of $1.96, after which it grew to reach $2.34 the day prior to the announcement of the Share Scheme. On 11 March 2008, the day the Share Scheme was announced, the share price increased approximately 6% to $2.49.
- Between 12 December 2007 and 14 April 2008 the Dyno Nobel share price has increased 28% compared to a fall in S&P/ASX 200 index of 18.2%. While it is not possible to attribute all of this out performance relative to the ASX 200 index to the announcement of the Share Scheme, we consider that this is likely to have been a significant contributing factor.

In the event that the Share Scheme does not proceed then there will be uncertainty with respect to whether an alternative proposal will emerge from Incitec Pivot or another party and also with respect to whether Incitec Pivot will continue to hold its 13.2% shareholding. In these circumstances we would expect that a significant proportion of the premium that appears to have been attached to the Dyno Nobel share price since Incitec Pivot acquired its 13.2% interest and the later announcement of the Share Scheme would cease to be priced into the Dyno Nobel share price, causing it to decline, perhaps significantly.

7.8 Conclusion

Having considered the various matters outlined in this independent expert's report, in the opinion of Ernst & Young Transaction Advisory Services, the Scheme is in the best interests of Dyno Nobel Shareholders.

This opinion reflects ASIC Regulatory Guide 111.17 which indicates that, with respect to a control transaction, if an independent expert would conclude that the terms of a transaction would be fair and reasonable if it was in the form of a takeover transaction then it would also be in the best interests of shareholders.



8 Evaluation of the Option Scheme

8.1 Overview

Dyno Nobel has 23,523,072 call options over Dyno Nobel Shares on issue. The Dyno Nobel Options were issued as part of the Dyno Nobel ESOP which was established in April 2006. These Dyno Nobel Options are unlisted and non-transferable. All Dyno Nobel Options are held by current and former employees of Dyno Nobel.

Under the terms of the Dyno Nobel ESOP the Dyno Nobel Options were issued with various vesting periods. The expiry date of the Dyno Nobel Options is four years after the date upon which the options vest. In all cases the exercise price for each Dyno Nobel Option is either $2.37 or $2.40 per Dyno Nobel Option.

If the Option Scheme is approved and implemented, the Dyno Nobel Options will be cancelled in return for the holder of each Dyno Nobel Option receiving cash consideration.

The Scheme Booklet provides a summary of the Dyno Nobel Options on issue and the consideration that will be paid for each category of Dyno Nobel Options by grant date. The consideration varies dependent upon the expiry date and exercise price for each category. This summary is reproduced below:

Grant date	Exercise date	Expiry date	Exercise price	Option Scheme Consideration
07-Apr-06	31-Dec-06	31-Dec-10	$ 2.37	$ 0.63
07-Apr-06	31-Dec-07	31-Dec-11	$ 2.37	$ 0.69
07-Apr-06	31-Dec-08	31-Dec-12	$ 2.37	$ 0.75
13-Jun-07	13-Jun-07	31-Dec-10	$ 2.37	$ 0.63
13-Jun-07	01-Mar-08	31-Dec-11	$ 2.37	$ 0.69
13-Jun-07	01-Mar-09	31-Dec-12	$ 2.37	$ 0.75
13-Jun-07	01-Jun-08	01-Jun-10	$ 2.40	$ 0.57
13-Jun-07	01-Jun-08	01-Jun-11	$ 2.40	$ 0.64
13-Jun-07	01-Mar-08	31-Dec-11	$ 2.40	$ 0.68
13-Jun-07	01-Mar-09	31-Dec-12	$ 2.40	$ 0.73
19-Oct-07	01-Jun-08	01-Jun-10	$ 2.40	$ 0.57
31-Dec-07	01-Jan-08	31-Dec-10	$ 2.37	$ 0.63
31-Dec-07	01-Mar-08	31-Dec-11	$ 2.37	$ 0.69
31-Dec-07	01-Mar-09	31-Dec-12	$ 2.37	$ 0.75
29-Feb-08	01-Jun-08	31-Dec-12	$ 2.37	$ 0.75
16-Apr-08	01-Mar-09	31-Dec-12	$ 2.37	$ 0.75

Source: Scheme Booklet

8.2 Valuation

The valuation of options is complex, particularly when they have been issued pursuant to arrangements such as those that exist under the Dyno Nobel ESOP. While recognised pricing models exist for options generally, plans such as the Dyno Nobel ESOP introduce complexities as a result of features such as:

- options not vesting for a period of time
- while the options often relate to a security listed on a trading exchange the options themselves are not listed
- the options are often not transferable.



Each of these features would generally have the impact of reducing the value of options relative to traditional option pricing models which do not take these factors into account.

8.2.1 Valuation methodology

In assessing the potential value of the Dyno Nobel Options we have calculated a value of the options using the Black-Scholes option pricing model without regard to the above factors which on balance would be likely to reduce the value. We have then compared the value arrived at using this methodology to the consideration offered under the Option Scheme.

Key assumptions of the Black-Scholes option pricing model are listed below:

- arbitrage free markets
- complete and liquid markets
- stationary lognormal share price return distribution
- no trading costs or taxes
- risk neutral probability framework
- short selling is possible
- continuous trading
- perfectly divisible securities.

The parameters adopted for the valuation of the Dyno Nobel Options using the Black-Scholes option pricing model are outlined below.

8.2.2 Risk free interest rate

The risk free interest rate is the rate of return that would be expected on a riskless investment with term to maturity equal to the expected life of the options. We have derived the risk free interest rate from the implied zero coupon yield from Australian government bonds.

We have applied different yields based on the time to maturity of each of the Dyno Nobel Options. In each case, we have assessed the observed zero coupon yields on Australian government bonds with different maturity dates, and matched the term of the bonds with the time to maturity of the Dyno Nobel Options.

8.2.3 Volatility

We have considered the historical volatility of Dyno Nobel's Shares since listing on the ASX in March 2007. We note that since listing volatility levels have generally increased, particularly since around August 2007. This appears to have been impacted by matters such as the Incitec Pivot acquisition of its initial 13.2% interest and announcements in respect of the suspension of the Moranbah project. For the purposes of this report we have utilised an assumed volatility of 25% which is more reflective of the earlier periods of reported volatility in respect of Dyno Nobel's shares.

8.2.4 Share price

In section 4.5 we assessed the value of a Dyno Nobel Share to be in the range of $2.43 to $2.87 on a control basis. We have used this range of values in our assessment of the value of the Dyno Nobel Options.



8.2.5 *Dividend yield*

The dividend yield is the rate of dividend expected on Dyno Nobel Shares, expressed as a continually compounded percentage of the share price. We have considered historical dividends and Dyno Nobel's stated dividend policy to arrive at our assumed dividend yield assumption of 1.95% to 2.30% for the high and low share valuations respectively.

8.2.6 *Valuation of the Dyno Nobel Options*

Based on the Black-Scholes option pricing methodology and the assumptions outlined above, the assessed value of each category of option is shown in the following table:

Grant date	Exercise date	Expiry date	No. of options	Exercise price	Black-Scholes value Low	High	Option Scheme Consideration	Total Consideration
07-Apr-06	31-Dec-06	31-Dec-10	5,625,006	$ 2.37	$ 0.50	$ 0.84	$ 0.63	$ 3,543,754
07-Apr-06	31-Dec-07	31-Dec-11	5,533,339	$ 2.37	$ 0.59	$ 0.92	$ 0.69	$ 3,818,004
07-Apr-06	31-Dec-08	31-Dec-12	5,533,322	$ 2.37	$ 0.65	$ 0.99	$ 0.75	$ 4,149,992
13-Jun-07	13-Jun-07	31-Dec-10	25,000	$ 2.37	$ 0.50	$ 0.84	$ 0.63	$ 15,750
13-Jun-07	01-Mar-08	31-Dec-11	25,000	$ 2.37	$ 0.59	$ 0.92	$ 0.69	$ 17,250
13-Jun-07	01-Mar-09	31-Dec-12	25,000	$ 2.37	$ 0.65	$ 0.99	$ 0.75	$ 18,750
13-Jun-07	01-Jun-08	01-Jun-10	2,955,000	$ 2.40	$ 0.43	$ 0.76	$ 0.57	$ 1,684,350
13-Jun-07	01-Jun-08	01-Jun-11	25,000	$ 2.40	$ 0.52	$ 0.86	$ 0.64	$ 16,000
13-Jun-07	01-Mar-08	31-Dec-11	445,834	$ 2.40	$ 0.57	$ 0.91	$ 0.68	$ 303,167
13-Jun-07	01-Mar-09	31-Dec-12	466,669	$ 2.40	$ 0.64	$ 0.98	$ 0.73	$ 340,668
19-Oct-07	01-Jun-08	01-Jun-10	165,000	$ 2.40	$ 0.43	$ 0.76	$ 0.57	$ 94,050
31-Dec-07	01-Jan-08	31-Dec-10	374,631	$ 2.37	$ 0.50	$ 0.84	$ 0.63	$ 236,018
31-Dec-07	01-Mar-08	31-Dec-11	374,634	$ 2.37	$ 0.59	$ 0.92	$ 0.69	$ 258,497
31-Dec-07	01-Mar-09	31-Dec-12	374,634	$ 2.37	$ 0.65	$ 0.99	$ 0.75	$ 280,976
29-Feb-08	01-Jun-08	31-Dec-12	1,416,669	$ 2.37	$ 0.65	$ 0.99	$ 0.75	$ 1,062,502
16-Apr-08	01-Mar-09	31-Dec-12	158,334	$ 2.37	$ 0.65	$ 0.99	$ 0.75	$ 118,751
Total			23,523,072					$ 15,958,477

Source: Scheme Booklet, Ernst & Young Transaction Advisory Services calculation

In relation to the above table we note that in all cases the Option Scheme Consideration falls within the range of values assessed using the Black-Scholes option pricing methodology.

8.3 Fairness

Notwithstanding the fact that the high end of our assessed value of the various Dyno Nobel Options is above the high end of the Option Scheme Consideration for the respective Dyno Nobel Options, on the basis that we have assessed the Option Scheme Consideration to be within the range of values that we have assessed for the Dyno Nobel Options we consider the terms of the Option Scheme to be fair.

8.4 Reasonableness

In accordance with ASIC Regulatory Guide 111.11, as we have concluded that the terms of the Options Scheme are fair, we also consider them to be reasonable.

8.5 Other factors

Other factors that Dyno Nobel Optionholders should consider in forming their views as to whether or not to vote in favour of the Option Scheme are set out below:



8.5.1 Tax

Dyno Nobel Optionholders should refer to the commentary on tax issues provided in section 7 of the Scheme Booklet. We note that if the Option Scheme is approved and implemented, taxable events will occur for many Dyno Nobel Optionholders which in many cases will mean that Dyno Nobel Optionholders will trigger a capital gain that will be taxable.

No scrip for scrip rollover relief will be available in respect of the Option Scheme.

The specific tax consequences of the Option Scheme will vary depending on the circumstances of each individual Dyno Nobel Optionholder. These specific tax consequences need to be borne in mind by each Dyno Nobel Optionholder in weighing up the merits of the Option Scheme.

8.5.2 Ability to exercise Dyno Nobel Options and participate in the Share Scheme

As outlined in section 1.2 of the Scheme Booklet the Dyno Nobel Board has indicated that if the Option Scheme is approved and implemented on the Effective Date it intends to exercise its discretion to vest all Dyno Nobel Options and waive all exercise conditions attaching to the Dyno Nobel Options.

This would allow Dyno Nobel Optionholders to exercise their options and participate in the Share Scheme thereby receiving consideration comprising the mix of Incitec Pivot Shares and cash rather than the cash consideration offered under the Option Scheme.

8.5.3 Freedom from marketability restraints, transferability and vesting

Depending upon when Dyno Nobel Optionholders acquired their Dyno Nobel Options and the conditions attaching to them at the time, Dyno Nobel Optionholders will have restrictions attaching to those Dyno Nobel Options which may include:

- Dyno Nobel Options do not vest for specified periods after they have been granted. If the Dyno Nobel Options have not vested, Dyno Nobel Optionholders may not exercise their Dyno Nobel Options.

- the Dyno Nobel Options are not listed and are not transferable. Therefore unless a Dyno Nobel Optionholder is able to and exercises the option they are not able to realise value for that Dyno Nobel Option.

The Option Scheme brings forward the time at which Dyno Nobel Optionholders may realise value for their Dyno Nobel Options and removes the risk that other conditions may not be met. To various extents this will be an advantage for Dyno Nobel Optionholders.

8.5.4 No need to pay exercise price

Dyno Nobel Optionholders ordinarily need to pay the exercise price on their Dyno Nobel Options when they exercise their Dyno Nobel Options. Under the terms of the Option Scheme Dyno Nobel Optionholders will receive a payment in consideration for having their Dyno Nobel Options cancelled and therefore do not have to fund the exercise price on their Dyno Nobel Options.

9 Other matters

This concise independent expert's report and our complete independent expert's report (collectively referred to in this section as the Independent Expert's Reports) have been prepared specifically for the Dyno Nobel directors, Dyno Nobel Shareholders and Dyno Nobel Optionholders. Neither Ernst & Young Transaction Advisory Services, Ernst & Young nor any member or employee thereof undertakes any responsibility to any person, other than the Dyno Nobel directors, Dyno Nobel Shareholders and Optionholders, in respect of the Independent Expert's Reports, including any errors or omissions howsoever caused.




The Independent Expert's Reports constitute general financial product advice only and have been prepared without taking into consideration the individual circumstances of Dyno Nobel Shareholders and Dyno Nobel Optionholders. The decision as to whether to vote in favour or against the Schemes is a matter for individual Dyno Nobel Shareholders and Dyno Nobel Optionholders. Dyno Nobel Shareholders and Dyno Nobel Optionholders should have regard to the Scheme Booklet prepared by the directors and management of Dyno Nobel in relation to the Schemes. Dyno Nobel Shareholders and Dyno Nobel Optionholders should also consider the taxation implications in relation to the Schemes. The Scheme Booklet contains general information in relation to the taxation implications of the Schemes. Dyno Nobel Shareholders and Dyno Nobel Optionholders who are in doubt as to the action they should take in relation to the Schemes should consult their own professional advisers.

Our opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

10 Limitations and reliance of information

We have considered a number of sources of information in preparing the independent expert's report and arriving at our opinion. These sources of information are detailed in appendix 2 of our complete independent expert's report.

Our opinion is based on economic, market and other conditions prevailing at the date of this independent expert's report. These conditions can change significantly over relatively short periods of time.

This independent expert's report is also based upon financial and other information provided by Dyno Nobel and Incitec Pivot in relation to the Schemes. Ernst & Young Transaction Advisory Services has considered and relied upon this information. The information provided to Ernst & Young Transaction Advisory Services has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the Schemes are in the best interests of the Dyno Nobel Shareholders and Dyno Nobel Optionholders. However, Ernst & Young Transaction Advisory Services does not warrant that its enquiries have identified all of the matters that an audit, an extensive examination or 'due diligence' and/or tax investigation might disclose.

Preparation of this report does not imply that Ernst & Young Transaction Advisory Services has, in any way, audited the accounts or records of Dyno Nobel. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and including Australian equivalents to International Financial Reporting Standards as applicable.

In forming our opinion Ernst & Young Transaction Advisory Services has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed
- the information set out in the Scheme Booklet and accompanying documents sent by Dyno Nobel to Dyno Nobel Shareholders and Dyno Nobel Optionholders is complete, accurate and fairly presented in all material respects
- the publicly available information relied upon by Ernst & Young Transaction Advisory Services in its analysis was accurate and not misleading
- the Schemes will be implemented in accordance with their terms
- the legal mechanisms to implement the Schemes are correct and will be effective.

To the extent that there are legal issues relating to assets, properties or business interests or issues relating to compliance with applicable laws, regulations and policies, Ernst & Young Transaction Advisory Services assumes no responsibility and offers no legal opinion or interpretation on any issue.




The statements and opinions given in this independent expert's report are given in good faith and in the belief that such statements and opinions are not false or misleading.

Ernst & Young Transaction Advisory Services provided draft copies of this independent expert's report to the directors and management of Dyno Nobel and Incitec Pivot for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this independent expert's report as a result of this review by the directors and management of Dyno Nobel have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

11 Statement of qualifications and declarations

Ernst & Young Transaction Advisory Services, which is wholly owned by Ernst & Young, holds an Australian Financial Services Licence under the Corporations Act and its Representatives are qualified to provide this report. The directors of Ernst & Young Transaction Advisory Services responsible for this report have not provided financial advice to either Dyno Nobel or Incitec Pivot.

Prior to accepting this engagement Ernst & Young Transaction Advisory Services considered its independence with respect to Dyno Nobel and Incitec Pivot with reference to ASIC Regulatory Guide 112 Independence of Experts. In Ernst & Young Transaction Advisory Services' opinion it is independent of Dyno Nobel and Incitec Pivot. Ernst & Young Transaction Advisory Services and Ernst & Young have provided professional services to both Dyno Nobel and Incitec Pivot in the past including in the case of Dyno Nobel some valuation services for accounting and tax related purposes. However, we have not provided any advice in relation to the proposed Schemes.

This report has been prepared specifically for the non-associated shareholders of Dyno Nobel. Neither Ernst & Young Transaction Advisory Services, Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than a non-associated shareholder of Dyno Nobel, in respect of this report, including any errors or omissions howsoever caused.

The statements and opinions given in this report are given in good faith and the belief that such statements and opinions are not false or misleading. In the preparation of this report Ernst & Young Transaction Advisory Services has relied upon and considered information believed after due inquiry to be reliable and accurate. Ernst & Young Transaction Advisory Services has no reason to believe that any information supplied to it was false or that any material information has been withheld from it. Ernst & Young Transaction Advisory Services has evaluated the information provided to it by Dyno Nobel as well as other parties, through inquiry, analysis and review, and nothing has come to its attention to indicate the information provided was materially misstated or would not afford reasonable grounds upon which to base its report. Ernst & Young Transaction Advisory Services does not imply and it should not be construed that it has audited or in any way verified any of the information provided to it, or that its inquiries could have verified any matter which a more extensive examination might disclose.

Dyno Nobel has provided an indemnity to Ernst & Young Transaction Advisory Services for any claims arising out of any misstatement or omission in any material or information provided to it in the preparation of this report.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the independent directors and management of Dyno Nobel for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this report as a result of this review by the independent directors and management of Dyno Nobel have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

Ernst & Young Transaction Advisory Services will receive a professional fee based on time spent in the preparation of this report, estimated at approximately $650,000. Ernst & Young Transaction Advisory Services will not be entitled to any other pecuniary or other benefit whether direct or indirect, in connection with the making of this report.



Stuart Bright, a director of Ernst & Young Transaction Advisory Services and a partner of Ernst & Young, has assumed overall responsibility for this report. He has 17 years experience in providing financial advice and valuation advice and has professional qualifications appropriate to the advice being offered.

Matt Gaffney, a director of Ernst & Young Transaction Advisory Services and a partner of Ernst & Young, has also been involved in the preparation of this report. He has 14 years experience in providing financial advice and valuation advice and has professional qualifications appropriate to the advice being offered.

The preparation of this report has had regard to relevant ASIC Regulatory Guides. It is not intended that the report should be used for any other purpose other than to accompany the Scheme Booklet sent to Dyno Nobel Shareholders and Dyno Nobel Optionholders. In particular, it is not intended that this report should be used for any other purpose other than as an expression of its opinion as to whether or not the Scheme is in the best interests of Dyno Nobel Shareholders and Dyno Nobel Optionholders.

The financial forecasts used in the preparation of this report reflect the judgement of Dyno Nobel directors and management based on present circumstances, as to both the most likely set of conditions and the course of action it is most likely to take. It is usually the case that some events and circumstances do not occur as expected or are not anticipated. Therefore, actual results during the forecast period will almost always differ from the forecast and such differences may be material. To the extent that our conclusions are based on forecasts, we express no opinion on the achievability of those forecasts.

Ernst & Young Transaction Advisory Services consents to the issue of this report in the form and context in which it is included in the Scheme Booklet to be sent to Dyno Nobel Shareholders and Dyno Nobel Optionholders.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

Stuart Bright
Director and representative

Matt Gaffney
Director and representative



Ernst & Young

Glossary

Term	Meaning
A$, AU$ or AUD	Australian dollars
Agrium	Agrium Inc
AIFRS	Australian International Financial Reporting Standards
AN	ammonium nitrate
ANFO	ammonium nitrate fuel oil
ASIC	the Australian Securities and Investments Commission
ASX	ASX Ltd (ACN 008 624 691)
ATO	the Australian Taxation Office
Cash Consideration	the cash component of the Share Scheme Consideration, ascertained in accordance with clause 5 of the Share Scheme
CEO	Chief Executive Officer
CF Industries	CF Industries Holdings Inc.
CGT	Australian capital gains tax
Corporations Act	the Corporations Act 2001 (Cth)
Corporations regulations	the Corporations Regulations 2001 (Cth)
Court	the Supreme Court of Victoria
DAP	Di-ammonium phosphate
Dyno Nobel	Dyno Nobel Ltd (ABN 44 117 733 463) and, where the context requires, includes Dyno Nobel Ltd and the members of the Dyno Nobel Group
Dyno Nobel Board	the Board of Directors of Dyno Nobel
Dyno Nobel Director	a member of the Dyno Nobel Board
Dyno Nobel ESOP	the Dyno Nobel Ltd Executive Share Option Plan established in April 2006
Dyno Nobel Group	Dyno Nobel and each of its subsidiaries and each of them is a Dyno Nobel Group Member
Dyno Nobel Option	an option to subscribe for shares in Dyno Nobel, issued under the Dyno Nobel ESOP
Dyno Nobel Option Register	the register of Dyno Nobel Optionholders maintained by or on behalf of Dyno Nobel in accordance with section 168(1) of the Corporations Act
Dyno Nobel Optionholder	a holder of a Dyno Nobel Option
Dyno Nobel Share	a fully paid ordinary share in the capital of Dyno Nobel
Dyno Nobel Shareholder	a holder of a Dyno Nobel Share
Dyno Nobel Share Register	the register of members of Dyno Nobel maintained by or on behalf of Dyno Nobel in accordance with section 168(1) of the Corporations Act
Dyno Nobel SPS	the Dyno Nobel Step-up Preference Securities issued by Permanent Investment Management Ltd (ABN 45 003 278 831), as responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459), pursuant to the replacement product disclosure statement dated 11 July 2007
EBIT	earnings before interest and tax
EBITDA	earnings before interest, tax, depreciation and amortisation
Employee Share Plan	Employee Share Option Plan of Incitec Pivot
Ernst & Young Transaction Advisory Services	Ernst & Young Transaction Advisory Services Limited
IK	Industri Kapital
Incitec Pivot	Incitec Pivot Limited (ABN 42 004 080 264) and, where the context requires, includes Incitec Pivot Limited and the members of the Incitec Pivot Group
Incitec US Holdings Pty Limited	Incitec US Holdings Pty Limited, a wholly owned subsidiary of Incitec Pivot Limited
Incitec Pivot Board	the Board of Directors of Incitec Pivot
Incitec Pivot Share	a fully paid ordinary share in the capital of Incitec Pivot



Term	Meaning
Incitec Pivot VWAP	on any particular date: subject to paragraph (b) of this definition, the volume weighted average share price for Incitec Pivot Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Incitec Pivot Shares, and any other trades which Dyno Nobel and Incitec Pivot reasonably agree to exclude on the basis that they are not representative of the general price at which Incitec Pivot Shares are trading on ASX in the context of trading in Incitec Pivot Shares on any day on which the trades took place) over the 10 consecutive Trading Days (as defined in the Listing Rules) immediately preceding that date (calculated to two decimal places); and if Incitec Pivot declares any dividend, then, for the purpose of calculating the Incitec Pivot VWAP, in calculating the volume weighted average share price for Incitec Pivot Shares during any 10 consecutive Trading Days where on any Trading Day during that period Incitec Pivot Shares did not trade ex the entitlement to receive that dividend, the total value of trades in Incitec Pivot Shares on that Trading Day (excluding those trades that are excluded in accordance with paragraph (a) of this definition) will be reduced by an amount equal to the number of Incitec Pivot Shares that subject of those trades multiplied by the cash amount of that dividend (and, for this purpose, if the ex date for that dividend is after the end of the relevant 10 consecutive Trading Day period, the Incitec Pivot Shares will be taken to not have traded ex-dividend during the 10 consecutive Trading Day period)
Independent Expert's Report	this report
IS	initiation systems
K+S	K+S AG
LTIP	Long term incentive performance plan of Incitec Pivot
MAP	Mono-ammonium phosphate
Merged Group	Incitec Pivot and its subsidiaries (including Dyno Nobel and its subsidiaries) after implementation of the Share Scheme
Mosaic	The Mosaic Company
New Incitec Pivot Shares	the Incitec Pivot Shares to be issued to (or in respect of) Dyno Nobel Shareholders as Cash Consideration
New Incitec Pivot Shareholders	holders of New Incitec Pivot Shares
NPAT	net profit after tax
Nufarm	Nufarm Limited
Option Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between Dyno Nobel and the Option Scheme Participants substantially in the form set out in Annexure C of the Scheme Booklet or in such other form as Dyno Nobel and Incitec Pivot agree in writing
Option Scheme Consideration	the consideration to be provided to Option Scheme Participants under the terms of the Option Scheme for the cancellation of their Scheme Options, ascertained in accordance with clause 5 of the Option Scheme
Option Scheme Participants	each person registered on the Dyno Nobel Option Register as the holder of Scheme Options as at the Scheme Record Date
Orica	Orica Limited
Potash	Potash Corp of Saskatchewan Inc.
QNP	Queensland Nitrates
Ruralco	Ruralco Holdings Limited
Scheme Consideration	the Share Scheme Consideration and the Option Scheme Consideration
Scheme Floor	A$126.96
Scheme Implementation agreement (or SIA)	the Scheme Implementation Agreement between Incitec Pivot and Dyno Nobel dated 11 March 2008, as amended on 2 April 2008
Scheme Options	each Dyno Nobel Option on issue as at the Scheme Record Date
Scheme Share	each Dyno Nobel Share on issue as at the Scheme Record Date
Scheme Threshold	$138.16
Schemes	the Share Scheme and the Option Scheme



Term	Meaning
Scrip Consideration	the scrip component of the Share Scheme Consideration, ascertained in accordance with clause 5 of the Share Scheme
Second Court Date	the date on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme is first heard
Second Court Hearing	the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme
Share Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between Dyno Nobel and the Share Scheme Participants substantially in the form set out in Annexure B of the Scheme Booklet or in such other form as Dyno Nobel and Incitec Pivot agree in writing
Share Scheme Consideration	the Cash Consideration and the Scrip Consideration to be provided to Share Scheme Participants under the terms of the Share Scheme for the transfer to Incitec Pivot of their Scheme Shares, ascertained in accordance with clause 5 of the Share Scheme
Share Scheme Participant	each person registered on the Dyno Nobel Share Register as the holder of Scheme Shares as at the Scheme Record Date
SIA	the Scheme Implementation Agreement
Southern Cross Fertilisers	Southern Cross Fertilisers Pty Limited
SPS	Dyno Nobel SPS
Terra	Terra Industries Inc.
US$, US dollars or USD	the currency of the United States of America
VWAP	volume weighted average share price
Wesfarmers CSBP	Wesfarmers CSBP Limited
Yara	Yara International ASA



Ernst & Young Transaction Advisory Services Limited
Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

THIS FINANCIAL SERVICES GUIDE FORMS PART OF THE INDEPENDENT EXPERT'S REPORT

PART 2 - FINANCIAL SERVICES GUIDE

1 Ernst & Young Transaction Advisory Services

Ernst & Young Transaction Advisory Services Limited ("Ernst & Young Transaction Advisory Services" or "we," or "us" or "our") has been engaged to provide general financial product advice in the form of an Independent Expert's Report ("Report") in connection with a financial product of another person. The Report is set out in Part 1.

2 Financial Services Guide

This Financial Services Guide ("FSG") provides important information to help retail clients make a decision as to their use of the general financial product advice in a Report, information about us, the financial services we offer, our dispute resolution process and how we are remunerated.

3 Financial services we offer

We hold an Australian Financial Services Licence which authorises us to provide the following services:

- financial product advice in relation to securities, derivatives, general insurance, life insurance, managed investments, superannuation, and government debentures, stocks and bonds; and
- arranging to deal in securities.

4 General financial product advice

In our Report we provide general financial product advice. The advice in a Report does not take into account your personal objectives, financial situation or needs.

You should consider the appropriateness of a Report having regard to your own objectives, financial situation and needs before you act on the advice in a Report. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain an offer document relating to the financial product and consider that document before making any decision about whether to acquire the financial product.

We have been engaged to issue a Report in connection with a financial product of another person. Our Report will include a description of the circumstances of our engagement and identify the person who has engaged us. Although you have not engaged us directly, a copy of the Report will be provided to you as a retail client because of your connection to the matters on which we have been engaged to report.

Ernst & Young Transaction Advisory Services Limited, ABN 87 003 599 844
Australian Financial Services Licence No. 240585



Ernst & Young

5 Remuneration for our services

We charge fees for providing Reports. These fees have been agreed with, and will be paid by, the person who engaged us to provide a Report. Our fees for Reports are based on a time cost or fixed fee basis. Our directors and employees providing financial services receive an annual salary, a performance bonus or profit share depending on their level of seniority.

Ernst & Young Transaction Advisory Services is ultimately owned by Ernst & Young, which is a professional advisory and accounting practice. Ernst & Young may provide professional services, including audit, tax and financial advisory services, to the person who engaged us and receive fees for those services.

Except for the fees and benefits referred to above, neither Ernst & Young Transaction Advisory Services, nor any of its directors, employees or associated entities receive any fees or other benefits, directly or indirectly, for or in connection with the provision of a Report.

6 Associations with product issuers

Ernst & Young Transaction Advisory Services and any of its associated entities may at any time provide professional services to financial product issuers in the ordinary course of business.

7 Responsibility

The liability of Ernst & Young Transaction Advisory Services is limited to the contents of this Financial Services Guide and the Report.

8 Complaints process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial services. All complaints must be in writing and addressed to the Compliance and Legal Manager and sent to the address below. We will make every effort to resolve a complaint within 30 days of receiving the complaint. If the complaint has not been satisfactorily dealt with, the complaint can be referred to the Financial Industry Complaints Service or the Insurance Brokers Disputes Limited for general insurance product advice.

Contacting Ernst & Young Transaction Advisory Services	**Contacting the Independent Dispute Resolution Schemes:**
Compliance and Legal Manager Ernst & Young 680 George Street Sydney NSW 2000	Financial Industry Complaints Service Limited PO Box 579 – Collins Street West Melbourne VIC 8007 Telephone: 1800 335 405
Telephone: (02) 9248 5555	Insurance Brokers Disputes Limited Level 10 99 William Street Melbourne VIC 3000 Telephone 1800 064 169

This Financial Services Guide has been issued in accordance with ASIC Class Order CO 04/1572

Issue date: 3 April 2008 (version 3)

FERGUS

Annexure C

Key terms of the Scheme Implementation Agreement

Set out below is a summary of key terms of the Scheme Implementation Agreement. A full copy of the Scheme Implementation Agreement may be obtained by contacting the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia) between 9.00am and 5.00pm, Monday to Friday, or from Dyno Nobel's website (www.dynonobel.com).

1.1 Overview

Incitec Pivot and Dyno Nobel entered into the Scheme Implementation Agreement on 11 March 2008. The Scheme Implementation Agreement sets out each party's obligations in connection with the implementation of the Schemes. The Scheme Implementation Agreement was amended on 2 April 2008 to allow Incitec Pivot Bidco, a member of the Incitec Pivot Group, to acquire the Scheme Shares.

A summary of the key terms and conditions of the Scheme Implementation Agreement is set out below. The meanings of certain defined terms used in this Annexure C are set out in paragraph 1.10 of this Annexure C.

A full copy of the Scheme Implementation Agreement may be obtained in accordance with section 8.10.

1.2 Structure of the Merger

The merger is proceeding by way of a scheme of arrangement between Dyno Nobel and its shareholders.

1.3 Conditions Precedent

Implementation of the Share Scheme is subject to the following Conditions Precedent:

(a) All necessary regulatory approvals being obtained, including from ASIC, ASX and the ACCC;

(b) ASX approval of the official quotation of the New Incitec Pivot Shares to be issued under the Share Scheme;

(c) The Share Scheme being approved by the requisite majority of Dyno Nobel Shareholders at the Share Scheme Meeting;

(d) No order (whether temporary or permanent) being made by any court or regulatory authority preventing the Share Scheme coming into effect;

(e) No Incitec Pivot Regulated Event, Dyno Nobel Regulated Event or Dyno Nobel Material Adverse Change occurring;

(f) The representations and warranties made by each of Incitec Pivot, Incitec Pivot Bidco and Dyno Nobel in the Scheme Implementation Agreement remaining true and correct;

(g) The Court approving the Share Scheme; and

(h) The Scheme Implementation Agreement not being terminated.

As at the date of this Scheme Booklet, Dyno Nobel is not aware of any reason why the Conditions Precedent will not be satisfied by the Second Court Date.

1.4 Exclusivity

Under clause 16 of the Scheme Implementation Agreement, Incitec Pivot and Dyno Nobel have mutually agreed that:

(a) Neither party will solicit or encourage Competing Proposals; and

(b) Neither party will negotiate or enter into discussions with any person in relation to a Competing Proposal.

However, the second restriction does not apply to any unsolicited Competing Proposal where the Dyno Nobel Board or the Incitec Pivot Board (as applicable) determines that a failure to respond to that Competing Proposal would be a breach of their fiduciary duties.

1.5 Payment of liquidated amount (break fee)

Under clause 12 of the Scheme Implementation Agreement, Incitec Pivot Bidco and Dyno Nobel have agreed that the amount of A$16 million (the ***Liquidated Amount***) will become payable in the following circumstances.

Breach

(a) Incitec Pivot Bidco will pay the Liquidated Amount to Dyno Nobel if the Scheme Implementation Agreement is terminated by Dyno Nobel because of Incitec Pivot's or Incitec Pivot Bidco's material breach of the Scheme Implementation Agreement.

(b) Dyno Nobel will pay the Liquidated Amount to Incitec Pivot Bidco if the Scheme Implementation Agreement is terminated by Incitec Pivot or Incitec Pivot Bidco because of Dyno Nobel's material breach of the Scheme Implementation Agreement.

Competing Proposal for Dyno Nobel or change of Dyno Nobel Directors' recommendation

(c) Dyno Nobel will pay the Liquidated Amount to Incitec Pivot Bidco if a Competing Proposal for Dyno Nobel is announced or made before the Second Court Date (or any earlier termination of the Scheme Implementation Agreement) and, before six months after the Share Scheme Meeting, the applicable bidder for Dyno Nobel acquires a relevant interest in more than 50% of the Dyno Nobel Shares on an unconditional basis, or control of Dyno Nobel, or the whole or a substantial part or a material part of the business or property of Dyno Nobel or the Dyno Nobel Group, or otherwise acquires or merges with Dyno Nobel (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure).

(d) Dyno Nobel will pay the Liquidated Amount to Incitec Pivot Bidco if any Dyno Nobel Director publicly changes their recommendation of the Share Scheme and the Scheme Implementation Agreement is terminated, except if that recommendation is changed:

    (i) As a result of the Dyno Nobel Board changing their recommendation of the Share Scheme because:

        (A) They determine in good faith that their fiduciary duties require them to change their recommendation;

        (B) A Superior Proposal is announced, made or becomes open for acceptance before the Share Scheme Meeting; or

        (C) The Independent Expert opines that the Share Scheme is not in the best interests of Dyno Nobel Shareholders; or

    (ii) Following termination of the Scheme Implementation Agreement as a result of a Competing Proposal for Incitec Pivot being announced, made or becoming open for acceptance.

Neither Dyno Nobel nor Incitec Pivot Bidco will be liable to pay the Liquidated Amount if a court or the Takeovers Panel determines that the agreement to pay, or the payment of, the Liquidated Amount:

- Constitutes or would constitute a breach of fiduciary or statutory duties owed by the relevant party's Directors;
- Constitutes or would constitute unacceptable circumstances within the meaning of the Corporations Act; or
- Is or would be unlawful for any other reason.

If the Liquidated Amount is paid to a party, that payment constitutes that party's sole and exclusive remedy for any liability of the other party arising under or in connection with the Scheme Implementation Agreement (this extends to Incitec Pivot in respect of any payment made to or by Incitec Pivot Bidco).

1.6 Termination

The Scheme Implementation Agreement provides for the following termination rights.

General termination rights

(a) By Incitec Pivot or Incitec Pivot Bidco on the one hand, or by Dyno Nobel on the other, if there is a material breach of the Scheme Implementation Agreement by the other party.

(b) By Incitec Pivot if there occurs a Dyno Nobel Material Adverse Change or a Dyno Nobel Regulated Event.

(c) By Dyno Nobel if there occurs an Incitec Pivot Regulated Event.

(d) By Incitec Pivot, Incitec Pivot Bidco or Dyno Nobel if:

(i) The Share Scheme is not approved by Dyno Nobel Shareholders;

(ii) The Court refuses to convene the Share Scheme Meeting;

(iii) There is a final order made restraining the Share Scheme;

(iv) The Conditions Precedent are not satisfied; or

(v) The Share Scheme does not become Effective by 11 December 2008.

Termination rights in relation to a change of recommendation by the Dyno Nobel Directors or a Competing Proposal for Dyno Nobel resulting in a change of control of Dyno Nobel

(e) By Incitec Pivot, Incitec Pivot Bidco or Dyno Nobel if a majority of the Dyno Nobel Directors publicly change or withdraw their recommendation in respect of the Share Scheme.

(f) By Incitec Pivot Bidco if there is a Competing Proposal for Dyno Nobel pursuant to which a third party acquires a relevant interest in more than 50% of the Dyno Nobel Shares.

Termination rights in relation to Competing Proposal for Incitec Pivot

(g) By Dyno Nobel if a Competing Proposal for Incitec Pivot is announced, made or becomes open for acceptance.

Termination rights in relation to the Incitec Pivot VWAP

(h) By Incitec Pivot Bidco if the Incitec Pivot VWAP as at the Second Court Date falls below A$126.96.

Termination in relation to ownership interests or management rights in Incitec Pivot Bidco

(i) By Dyno Nobel if Incitec Pivot Bidco or Incitec Pivot (or any of their Related Bodies Corporate) enters into any arrangement, agreement or understanding with any third party without the prior written consent of Dyno Nobel, pursuant to which the third party would or may acquire any ownership interests or management rights in Incitec Pivot Bidco.

1.7 Standstill

Each of Incitec Pivot and Incitec Pivot Bidco on the one hand, and Dyno Nobel on the other, have agreed that they will not, until 11 December 2008, acquire an interest in the other's shares other than under the Share Scheme.

1.8 Representations and warranties

Each of Incitec Pivot and Incitec Pivot Bidco on the one hand, and Dyno Nobel on the other, have given representations and warranties to the other which are considered to be normal for an agreement of this kind.

1.9 End Date

Dyno Nobel and Incitec Pivot Bidco have committed to implement the Share Scheme by the End Date, being 11 December 2008. If the Share Scheme is not Effective by the End Date, Dyno Nobel and Incitec Pivot Bidco must consult in good faith to determine whether the Merger can proceed by way of alternative means, to extend the relevant time or date for satisfaction of the Conditions Precedent, or to extend the End Date. If Dyno Nobel and Incitec Pivot Bidco are unable to reach agreement within five Business Days, either party may terminate the Scheme Implementation Agreement and the Merger will not proceed.

1.10 Definitions

In this Annexure C, the following definitions apply:

Dyno Nobel Material Adverse Change means any event, occurrence or matter other than:

(a) That required to be done or procured by Dyno Nobel pursuant to the Scheme Implementation Agreement or the Share Scheme;

(b) As disclosed in an announcement to ASX prior to the date of the Scheme Implementation Agreement or as disclosed by Dyno Nobel to Incitec Pivot in writing prior to the date of the Scheme Implementation Agreement or as disclosed by Dyno Nobel during the management presentations on 4 March 2008 and 6 March 2008;

(c) Any event, occurrence or matter fairly disclosed by Dyno Nobel to Incitec Pivot or Incitec Pivot Bidco pursuant to clause 11.1 of the Scheme Implementation Agreement;

(d) Any event, occurrence or matter which is known to Incitec Pivot prior to the date of the Scheme Implementation Agreement;

(e) Any event, occurrence or matter relating in any way to Dyno Nobel's DN Moranbah Project or the current or possible future impact or treatment of any such event, occurrence or matter on the current or possible future financial position or performance, or the current or possible future financial accounts or statements, of the Dyno Nobel Group;

(f) Any deterioration in the market prices for ammonium nitrate, or any change in any foreign exchange rate, after the date of the Scheme Implementation Agreement, or any increase in the costs of labour, consumables or other inputs arising from general inflationary effects or which apply to the manufacturing industry generally; or

(g) Any other event, occurrence or matter which Incitec Pivot, Incitec Pivot Bidco and Dyno Nobel agree in writing shall be excluded from this definition,

which individually, or when aggregated with any other matters, events or circumstances of a like kind arising from the same or substantially similar facts or circumstances, will or is reasonably likely to:

(h) Diminish the value of the consolidated net assets of the Dyno Nobel Group by US$75 million or more as compared to the value of the consolidated net assets of the Dyno Nobel Group as set out in the results of the Dyno Nobel Group for the financial year ending 31 December 2007 disclosed to ASX on 25 February 2008;

(i) Diminish the value of the recurring annual consolidated earnings before interest, tax, depreciation and amortisation of the Dyno Nobel Group by US$25 million or more; or

(j) Prevent Dyno Nobel performing its obligations under the Scheme Implementation Agreement.

Dyno Nobel Regulated Event means except to the extent contemplated by the Scheme Implementation Agreement, the Share Scheme, or as agreed to in writing by Incitec Pivot or Incitec Pivot Bidco, the occurrence of any of the following:

(a) Dyno Nobel converts all or any of its shares into a larger or smaller number of shares;

(b) Dyno Nobel resolves to reduce its share capital in any way or reclassifies, combines, splits, redeems or repurchases directly or indirectly any of its shares;

(c) Any Dyno Nobel Group Member:
   (i) Enters into a buy back agreement; or
   (ii) Resolves to approve the terms of a buy back agreement under the Corporations Act;

(d) Dyno Nobel announces an intention to pay or declare, or pays or distributes any dividend, bonus or other share of its profits or assets, or returns or announces an intention to return or agree to return any capital to its members. For the avoidance of doubt, this excludes any distribution in relation to the Dyno Nobel SPS in accordance with their terms;

(e) Any Dyno Nobel Group Member:
   (i) Issues or agrees to issue shares or instruments convertible into shares (each a ***Dyno Nobel Security***) to a person outside of the Dyno Nobel Group; or
   (ii) Grants or agrees to grant an option over or in respect of Dyno Nobel Securities to a person outside of the Dyno Nobel Group,

   other than under the Dyno Nobel ESOP following the exercise of Dyno Nobel Options;

(f) Any Dyno Nobel Group Member adopts a new constitution or makes a material change or amendment to its constitution;

(g) Any Dyno Nobel Group Member creates, or agrees to create, any form of security interest or other form of encumbrance over the whole, or a substantial part, of its business or property, where such security interest or encumbrance secures in excess of US$50 million;

(h) Any Dyno Nobel Group Member is or becomes insolvent or, has any form of external administrator appointed or certain other insolvency events occur in respect of it;

(i) After the date of the Scheme Implementation Agreement:
   (i) Any Dyno Nobel Group Member acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount greater than US$50 million individually or US$100 million when aggregated with other acquisitions, agreements, offers or tenders, or makes an announcement in relation to such an acquisition, offer or agreement;
   (ii) Any Dyno Nobel Group Member leases or disposes of, offers to lease or dispose of or agrees to lease or dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount greater than US$50 million individually or US$100 million when aggregated with other acquisitions, agreements, offers or tenders, or makes an announcement in relation to such a lease, disposition, offer or agreement;
   (iii) Any Dyno Nobel Group Member enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which;
      (A) Involves a commitment of greater than 24 months other than in the ordinary course of business;
      (B) Requires expenditure, or the foregoing of revenue, by the Dyno Nobel Group of an amount which is, in aggregate, more than US$50 million over the term of the contract or commitment; or
      (C) Brings the aggregate new capital expenditure commitments of the Dyno Nobel Group since the date of the Scheme Implementation Agreement to more than US$50 million, or makes an announcement in relation to such an entry, offer or agreement;

(iv) Any Dyno Nobel Group Member makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Dyno Nobel or any wholly-owned Related Body Corporate of Dyno Nobel or in the ordinary course of business;

(v) Any Dyno Nobel Group Member incurs any indebtedness or issues any indebtedness or debt securities, other than:

(A) In the ordinary course of business;

(B) Under a loan arrangement between wholly-owned Dyno Nobel Group Members; or

(C) Pursuant to advances under its credit facilities in existence as at the date of the Scheme Implementation Agreement where the funds drawn pursuant to those advances are used:

(1) In the ordinary course of business; or

(2) In connection with any acquisition of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate equal to or less than US$100 million;

(j) Any Dyno Nobel Group Member is or becomes a party to any prosecution, litigation or arbitration in respect of any Dyno Nobel Group Member or their respective businesses or assets that exposes any Dyno Nobel Group Member to a potential liability exceeding US$75 million (other than litigation which is frivolous or vexatious);

(k) Dyno Nobel exercises any material discretion given to it under the Dyno Nobel SPS Terms (except in accordance with clause 6.3 of the Scheme Implementation Agreement if applicable or pursuant to any distribution in relation to the Dyno Nobel SPS in accordance with its terms) or causes to be convened a meeting of persons registered as holders of Dyno Nobel SPS in accordance with the Dyno Nobel SPS Terms to approve any amendments to the Dyno Nobel SPS Terms without the prior written consent of Incitec Pivot or Incitec Pivot Bidco (which must not be unreasonably withheld); or

(l) Any Dyno Nobel Group Member authorises, commits or agrees to take any of the actions referred to in any of the foregoing paragraphs,

provided that a Dyno Nobel Regulated Event will not include a matter:

(m) Required to be done or procured by Dyno Nobel pursuant to the Scheme Implementation Agreement or the Share Scheme; or

(n) Undertaken in connection with the furtherance or abandonment of Dyno Nobel's DN Moranbah Project; or

(o) In relation to which Incitec Pivot or Incitec Pivot Bidco has expressly consented in writing (such consent not to be unreasonably withheld or delayed).

Incitec Pivot Regulated Event means the occurrence of any of the following:

(a) Incitec Pivot converts all or any of its shares into a larger or smaller number of shares;

(b) Incitec Pivot resolves to reduce its share capital in any way or reclassifies, redeems or repurchases directly or indirectly any of its shares;

(c) Any Incitec Pivot Group Member:

(i) Enters into a buy back agreement; or

(ii) Resolves to approve the terms of a buy back agreement under the Corporations Act;

(d) Any Incitec Pivot Group Member:

(i) Issues or agrees to issue shares or instruments convertible into shares (each an ***Incitec Pivot Security***) to a person outside of the Incitec Pivot Group (other than through a dividend reinvestment plan, the underwriting of a dividend reinvestment plan or, for the avoidance of doubt, any step-up preference security to be issued by or on behalf of an entity in the Incitec Pivot Group on terms and conditions to be decided by Incitec Pivot acting reasonably); or

(ii) Grants or agrees to grant an option (including any performance right or right to have shares transferred) over or in respect of Incitec Pivot Securities to a person outside of the Incitec Pivot Group;

(e) Incitec Pivot adopts a new constitution or makes a material change or amendment to its constitution;

(f) An Incitec Pivot Group Member is or becomes insolvent or, has any form of external administrator appointed or certain other insolvency events occur in respect of it;

(g) Incitec Pivot declares, pays or distributes any dividend, bonus or other share of its profits or assets, or returns or announces an intention to return or agree to return any capital to its members, other than the declaration or payment by Incitec Pivot of an interim dividend in respect of the half financial year ended 31 March 2008 of no more than $2.50 per share; or

(h) Any Incitec Pivot Group Member authorises, commits or agrees to take any of the actions referred to in any of the foregoing paragraphs,

provided that an Incitec Pivot Regulated Event will not include a matter:

(i) Required to be done or procured by Incitec Pivot or Incitec Pivot Bidco pursuant to the Scheme Implementation Agreement or the Share Scheme;

(j) In relation to which Dyno Nobel has expressly consented in writing (such consent not to be unreasonably withheld or delayed); or

(k) Concerning Incitec Pivot or Incitec Pivot Bidco included in a list prepared for the purposes of this paragraph (k) prior to the date of the Scheme Implementation Agreement and signed by Incitec Pivot, Incitec Pivot Bidco and Dyno Nobel for the purposes of identification.

nexure

Share Scheme of Arrangement

Pursuant to section 411 of the *Corporations Act 2001* (Cth)

Between

Dyno Nobel Limited (ABN 44 117 733 463) of Level 20, AGL Centre, 111 Pacific Highway, North Sydney, New South Wales, Australia (***Dyno Nobel***)

And

Each holder of any fully paid ordinary shares in Dyno Nobel (other than any Incitec Pivot Group Member (as defined below)).

Recitals

A Dyno Nobel is a public company incorporated in the state of Victoria, is a company limited by shares and is admitted to the official list of ASX.

B Incitec Pivot Limited (ABN 42 004 080 264) (***Incitec Pivot***) is a public company incorporated in the state of Victoria, is a company limited by shares and is admitted to the official list of ASX.

C Incitec Pivot US Holdings Pty Ltd (ACN 130 242 036) (***Bidco***) is a proprietary company incorporated in the state of Victoria, is a company limited by shares and is a wholly owned subsidiary of Incitec Pivot.

D Dyno Nobel, Bidco and Incitec Pivot are parties to the Scheme Implementation Agreement dated 11 March 2008 (as amended by the Deed of Amendment for Scheme Implementation Agreement dated 2 April 2008) (the ***Implementation Agreement***), pursuant to which, amongst other things, Dyno Nobel has agreed to propose this Scheme to Dyno Nobel Shareholders (other than any Incitec Pivot Group Member), and each of Dyno Nobel, Bidco and Incitec Pivot has agreed to take certain steps to give effect to the Scheme.

E If the Scheme becomes Effective, then:

(a) all of the Scheme Shares will be transferred to Bidco, and the Scheme Consideration will be provided by Bidco to the Scheme Participants, in accordance with the provisions of the Scheme; and

(b) Dyno Nobel will enter the name and address of Bidco in the Dyno Nobel Register as the holder of the Scheme Shares.

F Each of Incitec Pivot and Bidco has entered into the Incitec Pivot Deed Poll for the purpose of covenanting in favour of Scheme Participants to perform the obligations contemplated of it under the Scheme.

1. Definitions and Interpretation

1.1 Definitions

In this document, the following definitions apply unless the context requires otherwise.

Announcement Date means:

(a) the date on which the Implementation Agreement is executed; or

(b) if the Implementation Agreement is executed on a day which is not a Trading Day or is executed after 7pm on a day which is a Trading Day, the first Trading Day immediately following the day of execution.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

Business Day is any day that is a Business Day within the meaning given in the Listing Rules.

Cash Consideration has the meaning given to it in clause 5.3(b)(i).

Cash Consideration Cap means $0.70 multiplied by the aggregate number of Scheme Shares.

CHESS means the clearing house electronic sub-register system for the electronic transfer of securities operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent to this Scheme set out in clause 2.1.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the a court of competent jurisdiction under the Corporations Act.

Dyno Nobel Board means the board of directors of Dyno Nobel.

Dyno Nobel Register means the register of members of Dyno Nobel.

Dyno Nobel Shareholder means a person who is registered in the Dyno Nobel Register as a holder of any Dyno Nobel Shares.

Dyno Nobel Shares means fully paid ordinary shares in the capital of Dyno Nobel.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Election means a valid election made by a Dyno Nobel Shareholder pursuant to clause 5.2(a) and in accordance with clause 5.2(b).

Election Date means 7pm on the fourth Business Day following the date on which the Scheme becomes Effective, or such earlier date as the parties may agree in writing.

Election Form has the meaning given in clause 5.2.

Eligible Scheme Participant means a Scheme Participant other than an Ineligible Foreign Dyno Nobel Shareholder.

End Date means the date which is 9 months after the Announcement Date or such later date as is agreed by Dyno Nobel and Bidco in writing.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity. It includes ASIC, ASX (and any other stock exchange), ACCC, a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government and any regulatory organisation established under statute.

Implementation Date means the third Business Day following the Record Date.

Incitec Pivot Deed Poll means the deed poll dated 10 April 2008 executed by Bidco and Incitec Pivot in favour of the Scheme Participants (subject to any amendments permitted by its terms).

Incitec Pivot Group means Incitec Pivot, Bidco and their Related Bodies Corporate and each of them is an ***Incitec Pivot Group Member***.

Incitec Pivot Share means a fully paid ordinary share in the capital of Incitec Pivot.

Incitec Pivot Register means the register of members of Incitec Pivot.

Incitec Pivot VWAP, on any particular date, means:

(a) subject to paragraph (b) below, the volume weighted average share price for Incitec Pivot Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Incitec Pivot Shares, and any other trades which Dyno Nobel and Bidco reasonably agree to exclude on the basis that they are not representative of the general price at which Incitec Pivot Shares are trading on ASX in the context of trading in Incitec Pivot Shares on any day on which the trades took place) over the 10 consecutive Trading Days immediately preceding that date (calculated to 2 decimal places); and

(b) if Incitec Pivot declares any dividend, then, for the purpose of calculating the Incitec Pivot VWAP, in calculating the volume weighted average share price for Incitec Pivot Shares during any 10 consecutive Trading Day Period where on any Trading Day during that period Incitec Pivot Shares did not trade ex the entitlement to receive that dividend, the total value of trades in Incitec Pivot Shares on that Trading Day (excluding those trades that are excluded in accordance with paragraph (a) of this definition) will be reduced by an amount equal to the number of Incitec Pivot Shares that subject of those trades multiplied by the cash amount of that dividend (and, for this purpose, if the ex date for that dividend is after the end of the relevant 10 consecutive Trading Day Period, the Incitec Pivot Shares will be taken to not have traded ex-dividend during the 10 consecutive Trading Day Period).

Ineligible Foreign Dyno Nobel Shareholder means a Scheme Participant whose address as shown in the Dyno Nobel Register as at the Record Date is a place outside Australia and its external territories, New Zealand, the United States of America, Hong Kong, Singapore or the United Kingdom unless Dyno Nobel and Bidco agree in writing that:

(c) it is lawful and not unduly onerous or impracticable to issue that Scheme Participant with New Incitec Pivot Shares when the Scheme becomes Effective; or

(d) it is lawful for that Scheme Participant to participate in the Scheme by the law of the relevant place outside Australia and its external territories, New Zealand, the United States of America, Hong Kong, Singapore or the United Kingdom.

Listing Rules means the official listing rules of ASX.

Maximum Cash has the meaning given in clause 5.4(a)(ii).

Maximum Shares has the meaning given in clause 5.4(a)(i).

New Incitec Pivot Shares means Incitec Pivot Shares to be issued under the Scheme as Scheme Consideration.

Nominee means the person nominated by Bidco and approved by Dyno Nobel to sell the New Incitec Pivot Shares that are attributable to Ineligible Foreign Dyno Nobel Shareholders under the terms of the Scheme.

Record Date means 7pm on the fifth Business Day following the Effective Date, or such earlier date as Bidco and Dyno Nobel may agree in writing.

Related Body Corporate has the meaning given in the Corporations Act.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Dyno Nobel and the Scheme Participants, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Scheme Booklet means the explanatory memorandum in respect of the Scheme approved by the Court under section 411(1) of the Corporations Act for distribution to Dyno Nobel Shareholders containing, among other things, the explanatory statement required by Part 5.1 of the Corporations Act relating to the Scheme and a notice of convening the Scheme Meeting.

Scheme Consideration means the consideration, described in clause 4 of the Implementation Agreement, to be provided to Scheme Participants under the terms of this Scheme for the transfer to Bidco of their Scheme Shares.

Scheme Meeting means the meeting of Dyno Nobel Shareholders ordered by the Court in relation to the Scheme to be convened under section 411(1) of the Corporations Act.

Scheme Meeting Date means the date on which the Scheme Meeting is held.

Scheme Participant means a person who is recorded in the Dyno Nobel Register as the holder of Scheme Shares as at the Record Date (other than any Incitec Pivot Group Member).

Scheme Share means each Dyno Nobel Share on issue as at the Record Date.

Scheme Threshold is $138.16.

Second Court Date means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day on which the adjourned application is heard.

Share Consideration has the meaning given to it in clause 5.3(b)(ii).

Share Consideration Cap means the number of New Incitec Pivot Shares (rounded up or down to the nearest whole number of New Incitec Pivot Shares) equal to the number of New Incitec Pivot Shares that comprise the Share Consideration multiplied by the aggregate number of Scheme Shares.

Standard Consideration means the Scheme Consideration ascertained in accordance with clause 5.3.

Trading Day has the meaning given in the Listing Rules.

1.2 Interpretation

In this document, headings are for convenience only and do not affect interpretation, and the following rules apply unless the context requires otherwise.

(a) The singular includes the plural, and the converse also applies.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a ***person*** includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(e) A reference to a ***clause*** or ***schedule*** is a reference to a clause of, or schedule to, this Document.

(f) A reference to an ***agreement*** or ***document*** (including a reference to this document) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document, and includes the recitals, schedules and annexures to that agreement or document.

(g) A reference to ***writing*** includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form but excludes a communication by electronic mail.

(h) A reference to a ***party*** to this document or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j) A reference to ***conduct*** includes an omission, statement or undertaking, whether or not in writing.

(k) A reference to an ***agreement*** includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a ***document*** includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(l) A reference to ***dollars*** and ***$*** is to Australian currency.

(m) A reference to ***US$*** is to United States currency.

(n) All references to time are to the time in Melbourne, Australia.

(o) Mentioning anything after ***includes***, ***including***, ***for example*** or similar expressions does not limit what else might be included.

(p) A reference to an ***asset*** includes any real or personal, present or future, tangible or intangible property or asset (including intellectual property) and any right, interest, revenue or benefit in, under or derived from the property or asset.

(q) Nothing in this document is to be interpreted against a party solely on the ground that the party put forward this document or a relevant part of it.

1.3 Business Days

Except where otherwise expressly provided, where under this document the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the next Business Day.

2. Conditions Precedent

2.1 Conditions Precedent to the Scheme

The Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions precedent, and the provisions of the Scheme will not come into effect unless and until each of the following conditions has been satisfied:

(a) each of the conditions precedent set out in clause 3.1 of the Implementation Agreement has been satisfied or, if waiver is permitted, waived in accordance with the terms of the Implementation Agreement;

(b) the Implementation Agreement not having been terminated as at 8am on the Second Court Date;

(c) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to Bidco and Dyno Nobel having been satisfied; and

(d) the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to the Scheme.

2.2 Conditions precedent to binding effect

The satisfaction of each Condition Precedent is a condition precedent to the binding effect of the Scheme.

2.3 Certificates

On the Second Court Date:

(a) Dyno Nobel must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8am on the Second Court Date:

(i) the condition precedent set out in clause 3.1(b) of the Implementation Agreement has been satisfied or waived; and

(ii) to the best of Dyno Nobel's knowledge, the conditions precedent set out in clauses 3.1(c), (f), (g), (h), (i) and (k) of the Implementation Agreement have been satisfied or waived; and

(b) Bidco must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge and the knowledge of Incitec Pivot) whether or not as at 8am on the Second Court Date:

(i) the condition precedent set out in clause 3.1(a) of the Implementation Agreement has been satisfied or waived; and

(ii) to the best of the knowledge of each of Incitec Pivot and Bidco, the conditions precedent set out in clauses 3.1(c), (d), (e), (i) and (k) of the Implementation Agreement have been satisfied or waived.

2.4 Termination of Implementation Agreement

Without limiting any rights under the Implementation Agreement, in the event that the Implementation Agreement is terminated in accordance with its terms before 8am on the Second Court Date, Dyno Nobel, Bidco and Incitec Pivot are each released from:

(a) any further obligation to take steps to implement the Scheme; and

(b) any liability with respect to the Scheme.

3. Scheme

(a) Subject to clause 3(b), the Scheme will take effect on and from the Effective Date.

(b) The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

4. Implementation of the Scheme

4.1 Lodgement

If the Conditions Precedent are satisfied (other than the Condition Precedent in clause 2.1(d)), Dyno Nobel must lodge with ASIC in accordance with section 411(10) of

the Corporations Act an office copy of the Court order approving the Scheme as soon as possible after, and in any event by no later than 4pm on the Business Day following, the date on which the Court approves the Scheme or such other Business Day as Dyno Nobel and Bidco agree in writing.

4.2 Transfer of Scheme Shares

On the Implementation Date, subject to the provision of the Scheme Consideration in the manner contemplated by clauses 4.3 and 5 and Bidco having provided Dyno Nobel with written confirmation thereof, all of the Scheme Shares will, together with all rights and entitlements attaching to the Scheme Shares, be transferred to Bidco without the need for any further act by any Scheme Participant (other than acts performed by Dyno Nobel or its directors as attorney or agent for Scheme Participants under this Scheme), by Dyno Nobel effecting a valid transfer or transfers of the Scheme Shares to Bidco under section 1074D of the Corporations Act or, if that procedure is not available for any reason, by:

(a) Dyno Nobel delivering to Bidco a completed share transfer form or forms (which may be a master transfer form) to transfer all of the Scheme Shares to Bidco duly executed by Dyno Nobel as the attorney and agent of each Scheme Participant under clause 8.1; and

(b) the Incitec Pivot Group Member executing and delivering the share transfer form or forms to Dyno Nobel,

and after receipt of the share transfer form or forms under clause 4.2(b), Dyno Nobel immediately entering, or procuring the entry of, the name and address of Bidco in the Dyno Nobel Register as the holder of all of the Scheme Shares.

4.3 Bidco to provide Scheme Consideration

In consideration of the transfer of the Scheme Shares to Bidco on the Implementation Date, Bidco will provide, or procure the provision of, the Scheme Consideration in respect of each Scheme Participant to that Scheme Participant in accordance with clause 5.

4.4 Title and rights in Dyno Nobel Shares

On and from the Implementation Date, Bidco will be beneficially entitled to the Scheme Shares transferred to it under the Scheme, pending registration by Dyno Nobel of Bidco in the Dyno Nobel Register as the holder of the Scheme Shares. To the extent permitted by law, all the Scheme Shares will vest in Bidco free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind.

4.5 Scheme Participants' agreements

The Scheme Participants agree to the transfer of their Scheme Shares in accordance with the Scheme.

5. Scheme Consideration

5.1 Provision of Scheme Consideration

(a) On the Implementation Date, in consideration for the transfer to Bidco of each Scheme Share:

(i) Bidco will pay to each Scheme Participant such amount of the cash component of the Scheme Consideration (if any) as that Scheme Participant is entitled to under this clause 5 for each Scheme Share registered in the name of that Scheme Participant in Australian currency by sending or procuring the despatch to each such Scheme Participant by prepaid post to the address of the Scheme Participant recorded in the Dyno Nobel Register as at the Record Date a pre printed cheque for the amount of the cash component of the Scheme Consideration due to that Scheme Participant (if any), as determined in accordance with the Scheme;

(ii) Bidco will procure that Incitec Pivot issues to each Eligible Scheme Participant such number of New Incitec Pivot Shares (if any) as that Eligible Scheme Participant is entitled to as the Incitec Pivot Share component of the Scheme Consideration under this clause 5;

(iii) Bidco will procure that Incitec Pivot issues to the Nominee in accordance with this clause 5 such number of New Incitec Pivot Shares (if any) as are attributable to the Ineligible Foreign Dyno Nobel Shareholders; and

(iv) Incitec Pivot will enter into, and Bidco will procure that Incitec Pivot enters into, the Incitec Pivot Register the name of:

(A) each Eligible Scheme Participant in respect of the New Incitec Pivot Shares issued to them under clause 5.1(a)(ii); and

(B) the Nominee in respect of the New Incitec Pivot Shares issued to the Nominee under clause 5.1(a)(iii).

(b) Within 5 Business Days after the Implementation Date, Incitec Pivot will send or procure the despatch to:

(i) each Scheme Participant whose New Incitec Pivot Shares are held on the issuer sponsored subregister of Incitec Pivot by prepaid post to their address (as recorded in the Dyno Nobel Register as at the Record Date); and

(ii) the Nominee by prepaid post to its registered address or such other address as it has notified to Dyno Nobel prior to the Implementation Date,

uncertificated holding statements for the New Incitec Pivot Shares issued to the Scheme Participant or the Nominee (as the case may be) in accordance with this Scheme.

5.2 Election

(a) Subject to clauses 5.5 and 5.7, a Scheme Participant may make an Election for either Standard Consideration, Maximum Cash or Maximum Shares by completing the form of Election (***Election Form***) which accompanies the Scheme Booklet and returning it to the address set out in that form so that it is received by no later than the Election Date.

(b) Subject to clauses 5.5 and 5.7:

(i) any Election must be made in accordance with the terms and conditions on the Election Form;

(ii) any Election will apply to all of the Dyno Nobel Shares of the Scheme Participant as at the Record Date;

(iii) once made, a valid Election by a Scheme Participant may be varied before the Election Date by lodging a replacement Election Form in accordance with this clause 5.2; and

(iv) in the manner considered appropriate by Dyno Nobel (acting reasonably), a Scheme Participant that holds one or more parcels of Dyno Nobel Shares as trustee or nominee for, or otherwise on account of, another person, may make separate Elections in relation to each of those parcels of Dyno Nobel Shares (and, for the purposes of calculating the Scheme Consideration to which that Scheme Participant is entitled under the Scheme, each such parcel of Dyno Nobel Shares will be treated as though it were held by a separate Scheme Participant).

(c) Any purported Election not made in accordance with clause 5.2(b) will not be valid for any purpose and will not be recognised by Dyno Nobel, Bidco or Incitec Pivot.

(d) Any Scheme Participant who has not made a valid Election is, for the purpose of the Scheme, deemed to have made a valid Election for Standard Consideration.

5.3 Standard Consideration

(a) A Scheme Participant may make an Election for Standard Consideration in relation to the Scheme Consideration that the Scheme Participant is entitled to receive under this Scheme.

(b) If a Scheme Participant elects, or is deemed to have elected, to receive the Standard Consideration then, subject to clauses 5.5, 5.7 and 5.9, the Scheme Participant will be entitled to receive as Scheme Consideration, for each Scheme Share held by that Scheme Participant at the Record Date:

(i) a cash amount of $0.70 (the ***Cash Consideration***); and

(ii) subject to clause 5.5, 0.01406 New Incitec Pivot Shares (the ***Share Consideration***).

(c) Subject to clauses 5.7, Bidco will pay the Cash Consideration to each Scheme Participant that makes (or is deemed to have made) an Election for Standard

Consideration in respect of each Scheme Share held by that Scheme Participant at the Record Date.

(d) Subject to clauses 5.5, 5.7 and 5.9, Bidco will procure that Incitec Pivot issues the Share Consideration to each Scheme Participant that makes (or is deemed to have made) an Election for Standard Consideration in respect of each Scheme Share held by that Scheme Participant at the Record Date.

5.4 Mix and match facility

(a) A Scheme Participant may, subject to the terms of this Scheme, elect to:

(i) increase the Incitec Pivot Share component of the Scheme Consideration (***Maximum Shares***); or

(ii) increase the cash component of the Scheme Consideration (***Maximum Cash***).

(b) Any Election for Maximum Shares will be subject to the Share Consideration Cap (subject to clause 5.4(c)), and any Election for Maximum Cash will be subject to the Cash Consideration Cap.

(c) Unless Bidco in its absolute discretion determines to accept Elections for New Incitec Pivot Shares in excess of the Share Consideration Cap, Elections for Maximum Shares will be satisfied in full where sufficient New Incitec Pivot Shares are available as a result of other Scheme Participants validly making Elections for Maximum Cash, thereby releasing New Incitec Pivot Shares to which they would otherwise be entitled under the Scheme. If the number of New Incitec Pivot Shares made available as a result of valid elections for Maximum Cash is insufficient to satisfy in full all valid Elections for Maximum Shares and Bidco does not determine to accept Elections for New Incitec Pivot Shares in excess of the Share Consideration Cap:

(i) the New Incitec Pivot Shares released by Scheme Participants electing Maximum Cash (and any further New Incitec Pivot Shares made available) will be allocated to Scheme Participants who elected for Maximum Shares pro rata to their holdings of Scheme Shares; and

(ii) the balance of their consideration will be satisfied as if no Election had been made.

(d) Elections for Maximum Cash will be satisfied in full where sufficient cash is available as a result of other Scheme Participants validly making Elections for Maximum Shares, thereby releasing cash to which they would otherwise be entitled under the Scheme. If the amount of cash made available as a result of valid elections for Maximum Shares is insufficient to satisfy in full all valid Elections for Maximum Cash:

(i) the cash released by Scheme Participants electing for Maximum Shares will be allocated to Scheme Participants who elected Maximum Cash pro rata to their holdings of Scheme Shares; and

(ii) the balance of their consideration will be satisfied as if no Election had been made.

(e) To the extent that Elections can be satisfied in accordance with clauses 5.4(c) and 5.4(d), Scheme Participants will receive New Incitec Pivot Shares instead of cash due under the Scheme on the basis of:

(i) where no adjustment to the Share Consideration is made under clause 5.5(a) and:

(A) no adjustment to the Share Consideration is made under clause 5.5(b)(i), an Incitec Pivot Share Price of $149.36; or

(B) an adjustment to the Share Consideration is made under clause 5.5(b)(i), an Incitec Pivot Share Price of $149.36 minus D (where D is defined in clause 5.5(b)(i)); and

(ii) where an adjustment to the Share Consideration is made under clause 5.5(a), and whether or not an adjustment to the Share Consideration is made under clause 5.5(b)(ii), the Incitec Pivot VWAP as at the Second Court Date.

(f) Dyno Nobel may, with Bidco's consent (which may not be unreasonably withheld or delayed), settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with any Election, whether arising generally or in relation to any particular Election of shareholder, and any decision is conclusive and binding on all relevant shareholders and other persons to whom the decision relates.

(g) A Scheme Participant who is accepted by Dyno Nobel as holding one or more parcels of Scheme Shares as trustee or nominee for, or otherwise on account of, another person, may make separate Elections in accordance with this clause 5.4 in relation to each of those parcels of Scheme Shares, and an Election made in respect of one such parcel shall not be taken to extend to the other parcels.

5.5 Adjustment to Share Consideration

(a) If the Incitec Pivot VWAP as at the Second Court Date is less than the Scheme Threshold, then the Share Consideration will be the number of New Incitec Pivot Shares which is equal to:

$$\frac{\$1.9425}{\text{Incitec Pivot VWAP as at the Second Court Date}}$$

(b) If Incitec Pivot declares or pays a dividend or other distribution (including any return of capital or bonus issue) after the date of this document and before the Second Court Date in respect of Incitec Pivot Shares and the holders of New Incitec Pivot Shares are not entitled to receive that dividend or distribution, then the Share Consideration will be adjusted as follows:

(i) if the Share Consideration is not adjusted in accordance with clause 5.5(a), the Share Consideration will be the number of New Incitec Pivot Shares which is equal to:

$$\frac{\$2.10}{\$149.36 - D}$$

where **D** is the amount (expressed in dollars) of the dividend or distribution declared or paid in respect of each Incitec Pivot Share; and

(ii) if the Share Consideration is adjusted in accordance with clause 5.5(a), the Share Consideration will be the number of New Incitec Pivot Shares which is equal to:

$$\frac{\$1.9425}{\text{Incitec Pivot VWAP as at the Second Court Date.}}$$

5.6 Fractions

If a fractional entitlement to a New Incitec Pivot Share arises from the calculation of the total Scheme Consideration in respect of a Scheme Participant, then that fractional entitlement must be rounded up or down, with any fractional entitlement of less than 0.5 being rounded down to the nearest whole number of New Incitec Pivot Shares and any fractional entitlement of 0.5 or more being rounded up to the nearest whole number of New Incitec Pivot Shares.

5.7 Shareholding splitting or division

If Bidco reasonably believes that a Scheme Participant that holds a holding of Scheme Shares has, on or before the Record Date, dealt with the shares (including splitting or dividing a holding) since the date of the Implementation Agreement in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of that Scheme Participant's entitlement to the Scheme Consideration, then any fractional entitlement will be aggregated or rounded down to the next whole number of New Incitec Pivot Shares.

5.8 Binding instruction or notifications

Except for a Scheme Participant's tax file number, any binding instruction or notification between a Scheme Participant and Dyno Nobel relating to Scheme Shares as at the Record Date (including any instructions relating to payment of dividends or to communications from Dyno Nobel) will, from the Record Date, be deemed (except to the extent determined otherwise by Incitec Pivot in its sole discretion) to be a similarly binding instruction or notification to Incitec Pivot, and accepted by Incitec Pivot, in respect of the New Incitec Pivot Shares issued to the Scheme Participant until that instruction or notification is revoked or amended in writing addressed to Incitec Pivot at Incitec Pivot's

share registry, provided that any such instructions or notifications accepted by Incitec Pivot will apply to and in respect of the issue of New Incitec Pivot Shares as Scheme Consideration only to the extent that they are not inconsistent with the other provisions of the Scheme.

5.9 Ineligible Foreign Dyno Nobel Shareholders

(a) Bidco will be under no obligation under the Scheme to procure that Incitec Pivot issues any New Incitec Pivot Shares to any Ineligible Foreign Dyno Nobel Shareholder as Scheme Consideration, and instead Bidco will procure that Incitec Pivot issues the New Incitec Pivot Shares to which that Ineligible Foreign Dyno Nobel Shareholder would otherwise have been entitled as Scheme Consideration (if they were an Eligible Scheme Participant) to the Nominee.

(b) Bidco will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, the Nominee:

(i) sells on the financial market conducted by ASX all of the New Incitec Pivot Shares issued to the Nominee pursuant to clause 5.9(a) in such manner, at such price and on such other terms as the Nominee determines in good faith and at the risk of the Ineligible Foreign Dyno Nobel Shareholders; and

(ii) promptly after the last sale of New Incitec Pivot Shares in accordance with clause 5.9(b)(i), pays to each Ineligible Foreign Dyno Nobel Shareholder such fraction of the proceeds of sale received by it pursuant to clause 5.9(b)(i) (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges) as is equal to the number of New Incitec Pivot Shares which would have been issued to that Ineligible Foreign Dyno Nobel Shareholder as Scheme Consideration (if they were an Eligible Scheme Participant) divided by the total number of New Incitec Pivot Shares issued to the Nominee pursuant to clause 5.9(a),

in full satisfaction of Bidco's obligations to that Ineligible Foreign Dyno Nobel Shareholder under the Scheme in respect of the Scheme Consideration.

(c) Bidco will procure the payment of the relevant fraction of the net proceeds of sale referred to in clause 5.9(b) to each Ineligible Foreign Dyno Nobel Shareholder by sending, or procuring the dispatch, to that Ineligible Foreign Dyno Nobel Shareholder by prepaid post to that Ineligible Foreign Dyno Nobel Shareholder's registered address at the Record Date, a cheque in the name of that Ineligible Foreign Dyno Nobel Shareholder for the relevant amount (denominated in Australian currency).

(d) Each Ineligible Foreign Dyno Nobel Shareholder appoints Dyno Nobel as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Nominee is required to provide to Ineligible Foreign Dyno Nobel Shareholders under the Corporations Act.

(e) For the avoidance of doubt, payments of Cash Consideration owed to Ineligible Foreign Dyno Nobel Shareholders may be withheld by Bidco and paid to Ineligible

Foreign Dyno Nobel Shareholders at the same time as amounts are paid to those Ineligible Foreign Dyno Nobel Shareholders pursuant to clause 5.9(c).

5.10 Status of New Incitec Pivot Shares

The New Incitec Pivot Shares issued as Scheme Consideration must, on their issue:

(a) be duly and validly issued;

(b) be fully paid; and

(c) rank equally in all respects with all other Incitec Pivot Shares then on issue.

5.11 Joint Holders

In the case of Scheme Shares held in joint names:

(a) any holding statements for New Incitec Pivot Shares to be issued to Scheme Participants will be issued in the names of the joint holders; and

(b) any cheque required to be paid to Scheme Participants will be payable to the joint holders,

and will be forwarded to the holder whose name appears first in the Dyno Nobel Register as at the Record Date.

6. Dealings in Dyno Nobel Shares

6.1 Dealings in Dyno Nobel Shares by Scheme Participants

For the purposes of establishing who are Scheme Participants, dealings in Dyno Nobel Shares will be recognised by Dyno Nobel provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Dyno Nobel Register as the holder of the relevant Dyno Nobel Shares on or by the Record Date; and

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Dyno Nobel Register is kept by 5pm on the day which is the Record Date (in which case Dyno Nobel must register such transfers before 7pm on that day),

and Dyno Nobel will not accept for registration, or recognise for the purpose of establishing who are Scheme Participants, any transmission application or transfer in respect of Dyno Nobel Shares received after such times on the Record Date.

6.2 Dyno Nobel Register

Dyno Nobel will, until the Scheme Consideration has been paid and Bidco has been entered in the Dyno Nobel Register as the holder of all of the Scheme Shares, maintain the Dyno Nobel Register in accordance with the provisions of this clause 6 and the Dyno Nobel Register in this form and the terms of this Scheme will solely determine entitlements to the Scheme Consideration.

6.3 Information to be made available to Incitec Pivot and Bidco

Dyno Nobel must procure that as soon as practicable following the Record Date, details of the names, registered addresses and holdings of Dyno Nobel Shares of every Scheme Participant shown in the Dyno Nobel Register at the Record Date are made available to Incitec Pivot and Bidco in such form as Incitec Pivot or Bidco may reasonably require.

6.4 Effect of share certificates and holding statements

As from the Record Date (and other than for Incitec Pivot or Bidco following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Dyno Nobel Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6.5 No disposals after Record Date

If the Scheme becomes Effective, a Scheme Participant, and any person claiming through that Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.

7. Suspension and termination of quotation of Dyno Nobel Shares

7.1 Suspension

Dyno Nobel must apply to ASX for suspension of trading of the Dyno Nobel Shares on ASX with effect from the close of business on the Effective Date.

7.2 Termination

After the Scheme has been fully implemented, Dyno Nobel must apply to ASX:

(a) for termination of official quotation of the Dyno Nobel Shares on ASX; and

(b) the removal of Dyno Nobel from the official list of ASX.

8. General Provisions

8.1 Appointment of agent and attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints Dyno Nobel as its agent and attorney for the purpose of:

(a) executing any document or form or doing any other act necessary to give effect to the terms of the Scheme, including the execution of each share transfer to be delivered under clause 4.2(a) and the giving of the Scheme Participants' consent under clause 8.4; and

(b) enforcing the Incitec Pivot Deed Poll against Incitec Pivot or Bidco,

and Dyno Nobel accepts such appointment. Dyno Nobel, as agent of each Scheme Participant, may sub-delegate its functions, authorities or powers under this clause 8.1 to all or any of its directors and officers (jointly, severally or jointly and severally).

8.2 Covenant by Incitec Pivot

Incitec Pivot covenants in favour of each Scheme Participant and Dyno Nobel, in its own right and as agent and attorney on behalf of each Scheme Participant pursuant to clause 8.1, that it will procure that Bidco complies with its obligations under this document.

8.3 Enforcement of Incitec Pivot Deed Poll

Dyno Nobel undertakes in favour of each Scheme Participant that it will enforce the Incitec Pivot Deed Poll against Incitec Pivot and Bidco on behalf of and as agent and attorney for the Scheme Participants.

8.4 Scheme Participants' consent

Each Scheme Participant irrevocably:

(a) consents to Dyno Nobel, Bidco and Incitec Pivot doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme; and

(b) acknowledges that the Scheme binds Dyno Nobel and all of the Dyno Nobel Shareholders from time to time (including those who do not attend the Scheme Meeting, do not vote at that meeting or vote against the Scheme).

8.5 Scheme Participant's agreements

Under the Scheme:

(a) each Scheme Participant to whom New Incitec Pivot Shares are to be issued in accordance with the Scheme:

   (i) agrees to become a member of Incitec Pivot and to have their name entered in the Incitec Pivot Register; and

   (ii) accepts the New Incitec Pivot Shares issued under the Scheme on the terms and conditions of the constitution of Incitec Pivot and agrees to be bound by the constitution of Incitec Pivot as in force from time to time in respect of the New Incitec Pivot Shares,

   without the need for any further act by a Scheme Participant; and

(b) each Scheme Participant agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to Bidco in accordance with the terms of the Scheme.

8.6 Warranty by Scheme Participants

Each Scheme Participant is deemed to have warranted to Bidco that all of their Scheme Shares (including any rights and entitlements attaching to those shares) will, at the date of the transfer of them to Bidco, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and

to transfer their Scheme Shares together with any rights and entitlements attaching to such shares.

8.7 Title to Scheme Shares

Bidco will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by Dyno Nobel of Bidco in the Dyno Nobel Register as the holder of the Scheme Shares.

8.8 Alterations and Conditions

Dyno Nobel may, by its counsel or solicitors, and with the consent of Incitec Pivot and Bidco, consent on behalf of all persons concerned, including a Scheme Participant, to any modification of or amendment to the Scheme which the Court thinks fit to impose.

8.9 Notices

(a) Where a notice, transfer, transmission application, direction, election or other communication referred to in the Scheme is sent by post to Dyno Nobel, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Dyno Nobel's registered office.

(b) The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by any Dyno Nobel Shareholder shall not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

8.10 Inconsistencies

This Scheme binds Dyno Nobel and all Dyno Nobel Shareholders, and to the extent of any inconsistency, overrides the constitution of Dyno Nobel .

8.11 Further assurance

Dyno Nobel will execute all documents and do all acts and things as may be necessary or expedient for the implementation of, and performance of its obligations under, the Scheme.

8.12 Stamp Duty

Bidco will pay any stamp duty payable on the transfer by Scheme Participants of the Scheme Shares to Bidco.

8.13 Governing Law

This Scheme is governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria, Australia for any proceedings in connection with the Scheme.

Annexure [illegible]

Option Scheme of Arrangement

Pursuant to section 411 of the *Corporations Act 2001* (Cth)

Between

Dyno Nobel Limited (ABN 44 117 733 463) of Level 20, AGL Centre, 111 Pacific Highway, North Sydney, New South Wales, Australia (***Dyno Nobel***)

And

Each holder of any option to subscribe for any fully paid ordinary shares in Dyno Nobel.

Recitals

A Dyno Nobel is a public company incorporated in the state of Victoria, is a company limited by shares and is admitted to the official list of ASX.

B Incitec Pivot Limited (ABN 42 004 080 264) (***Incitec Pivot***) is a public company incorporated in the state of Victoria, is a company limited by shares and is admitted to the official list of ASX.

C Incitec Pivot US Holdings Pty Ltd (ACN 130 242 036) (***Bidco***) is a proprietary company incorporated in the state of Victoria, is a company limited by shares and is a wholly owned subsidiary of Incitec Pivot.

D Dyno Nobel, Bidco and Incitec Pivot are parties to the Scheme Implementation Agreement dated 11 March 2008 (as amended by the Deed of Amendment for Scheme Implementation Agreement dated 2 April 2008) (the ***Implementation Agreement***), pursuant to which, amongst other things, Dyno Nobel has agreed to propose this Option Scheme to Dyno Nobel ESOP Optionholders, and each of Dyno Nobel, Bidco and Incitec Pivot has agreed to take certain steps to give effect to the Option Scheme.

E If the Option Scheme becomes Effective, then:

(a) all Scheme Options will be cancelled, and the Option Scheme Consideration will be provided to Option Scheme Participants in accordance with the provisions of this Option Scheme; and

(c) the Dyno Nobel ESOP Options Register will be updated accordingly to reflect the cancellation of all of the Scheme Options.

1. Definitions and Interpretation

1.1 Definitions

In this document, the following definitions apply unless the context requires otherwise.

Announcement Date means:

(a) the date on which the Implementation Agreement is executed; or

(b) if the Implementation Agreement is executed on a day which is not a Trading Day or is executed after 7pm on a day which is a Trading Day, the first Trading Day immediately following the day of execution.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

Business Day is any day that is a Business Day within the meaning given in the Listing Rules.

Conditions Precedent means the conditions precedent to this Option Scheme set out in clause 2.1.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the a court of competent jurisdiction under the Corporations Act.

Dyno Nobel ESOP means the Dyno Nobel Limited Executive Share Option Plan established in April 2006 as described in Section 12.4 of the Dyno Nobel Prospectus dated 1 March 2006.

Dyno Nobel ESOP Option means an option to subscribe for any Dyno Nobel Shares, granted under the terms and conditions of the Dyno Nobel ESOP, including those options the details of which are set out in schedule 1.

Dyno Nobel ESOP Options Register means the register of holders of Dyno Nobel ESOP Options maintained pursuant to sections 168(1) and 170 of the Corporations Act.

Dyno Nobel ESOP Optionholder means a person who is registered in the Dyno Nobel ESOP Options Register as a holder of any Dyno Nobel ESOP Options.

Dyno Nobel Register means the register of members of Dyno Nobel.

Dyno Nobel Shareholder means a person who is registered in the Dyno Nobel Register as a holder of any Dyno Nobel Shares.

Dyno Nobel Shares means fully paid ordinary shares in the capital of Dyno Nobel.

Effective means, when used in relation to this Option Scheme or the Share Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Option Scheme or the Share Scheme (as the case may be).

End Date means the date which is 9 months after the Announcement Date or such later date as is agreed by Dyno Nobel and Bidco in writing.

Listing Rules means the official listing rules of ASX.

Option Exercise Deadline means 7pm on the Business Day immediately preceding the Option Scheme Record Date, or such other time or date as Bidco and Dyno Nobel may agree in writing.

Option Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Dyno Nobel and Option Scheme Participants, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Dyno Nobel and Bidco.

Option Scheme Consideration means the consideration specified in schedule 2 to be provided to an Option Scheme Participant under the terms of this Option Scheme for the cancellation of each Scheme Option held by that Option Scheme Participant.

Option Scheme Effective Date means the date on which the Option Scheme becomes Effective.

Option Scheme Implementation Date means the third Business Day following the Option Scheme Record Date or such other date as Dyno Nobel and Bidco may agree in writing.

Option Scheme Meeting means the meeting of Dyno Nobel ESOP Optionholders ordered by the Court in relation to the Option Scheme to be convened under section 411(1) of the Corporations Act.

Option Scheme Participant means a person who is recorded in the Dyno Nobel ESOP Options Register as the holder of any Dyno Nobel ESOP Options as at the Option Scheme Record Date.

Option Scheme Record Date means 7pm on the fifth Business Day following the Option Scheme Effective Date, or such other time or date as Bidco and Dyno Nobel may agree in writing.

Option Scheme Second Court Date means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Option Scheme or, if the hearing of such application is adjourned for any reason, means the first day on which the adjourned application is heard.

Registered Address means, in relation to an Option Scheme Participant, the address of the Option Scheme Participant as recorded in the Dyno Nobel ESOP Options Register as at the Option Scheme Record Date.

Scheme Option means each Dyno Nobel ESOP Option on issue as at the Option Scheme Record Date.

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Dyno Nobel and Share Scheme Participants, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Dyno Nobel and Bidco.

Share Scheme Conditions means the conditions precedent to the Share Scheme as set out in clause 2.1 of the Share Scheme.

Share Scheme Effective Date means the date on which the Share Scheme becomes Effective.

Share Scheme Record Date means 7pm on the fifth Business Day following the Share Scheme Effective Date, or such earlier time or date as Bidco and Dyno Nobel may agree in writing.

Share Scheme Second Court Date means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme or, if the hearing of such application is adjourned for any reason, means the first day on which the adjourned application is heard.

Trading Day has the meaning given in the Listing Rules.

1.2 Interpretation

In this document, headings are for convenience only and do not affect interpretation, and the following rules apply unless the context requires otherwise.

(a) The singular includes the plural, and the converse also applies.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a ***person*** includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(e) A reference to a ***clause*** or ***schedule*** is a reference to a clause of, or schedule to, this document.

(f) A reference to an ***agreement*** or ***document*** (including a reference to this document) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document, and includes the recitals, schedules and annexures to that agreement or document.

(g) A reference to ***writing*** includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form but excludes a communication by electronic mail.

(h) A reference to a ***party*** to this document or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j) A reference to ***conduct*** includes an omission, statement or undertaking, whether or not in writing.

(k) A reference to an ***agreement*** includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a ***document*** includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(l) A reference to ***dollars*** and ***$*** is to Australian currency.

(m) A reference to ***US$*** is to United States currency.

(n) All references to time are to the time in Melbourne, Australia.

(o) Mentioning anything after ***includes***, ***including***, ***for example*** or similar expressions does not limit what else might be included.

(p) A reference to an ***asset*** includes any real or personal, present or future, tangible or intangible property or asset (including intellectual property) and any right, interest, revenue or benefit in, under or derived from the property or asset.

(q) Nothing in this document is to be interpreted against a party solely on the ground that the party put forward this document or a relevant part of it.

1.3 Business Days

Except where otherwise expressly provided, where under this document the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the next Business Day.

2. Conditions Precedent

2.1 Conditions precedent to the Options Scheme

The Option Scheme is conditional upon, and will have no force or effect until, the fulfilment of each of the following conditions precedent, and the provisions of the Option Scheme will not come into effect unless and until each of the following conditions has been satisfied:

(a) the fulfilment (or waiver, where waiver is permitted) of each of the Share Scheme Conditions, and provision by Dyno Nobel and Bidco to the Court of the certificates in accordance with and to be provided to the Court pursuant to clause 2.3 of the Share Scheme;

(b) the approval of the Option Scheme by the requisite majorities of Option Scheme Participants at the Option Scheme Meeting;

(c) the grant of a waiver by ASX of any requirement under ASX Listing Rule 6.23 to obtain the approval of Dyno Nobel Shareholders for the cancellation of all of the Dyno Nobel ESOP Options pursuant to the Option Scheme, or failing the grant of the waiver, the approval by the requisite majority of Dyno Nobel Shareholders of a resolution (in a form acceptable to Dyno Nobel and Bidco, both acting reasonably) approving the cancellation of all of the Dyno Nobel ESOP Options under the Option Scheme;

(d) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Option Scheme as are acceptable to Dyno Nobel and Bidco (if any); and

(e) the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to the Option Scheme.

2.2 Condition precedent to binding effect

The fulfillment of each Condition Precedent is a condition precedent to the binding effect of the Option Scheme.

2.3 Certificate

On the Option Scheme Second Court Date, Dyno Nobel must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8am on the Option Scheme Second Court Date the condition precedent set out in clauses 2.1(b) and 2.1(c) have been satisfied.

2.4 Termination of Implementation Agreement

Without limiting any rights under the Implementation Agreement, in the event that the Implementation Agreement is terminated in accordance with its terms before 8am on the Share Scheme Second Court Date, Dyno Nobel, Bidco and Incitec Pivot are each released from:

(a) any further obligation to take steps to implement the Option Scheme; and

(b) any liability with respect to the Option Scheme.

3. Option Scheme

(a) Subject to clause 3(b), the Option Scheme will take effect on and from the Option Scheme Effective Date.

(b) The Option Scheme will lapse and be of no further force or effect if the Option Scheme Effective Date has not occurred on or before the End Date.

4. Implementation of the Option Scheme

4.1 Lodgement

If the Conditions Precedent are satisfied (other than the Condition Precedent in clause 2.1(e)), Dyno Nobel must lodge with ASIC in accordance with section 411(10) of the Corporations Act a copy of the order of the Court approving the Option Scheme as soon as possible after, and in any event by no later than 4pm on the Business Day following, the date on which the Court approves the Option Scheme or such other Business Day as Dyno Nobel and Bidco agree in writing.

4.2 Cancellation of Scheme Options

On the Option Scheme Implementation Date, subject to the provision of the Option Scheme Consideration in accordance with clause 4.3, all of the Scheme Options will, together with all rights and entitlements attaching to the Scheme Options, be cancelled without the need for any further act by any Option Scheme Participant.

4.3 Provision of Option Scheme Consideration

(a) In consideration for the cancellation of the Scheme Options, Dyno Nobel will pay to each Scheme Participant the Option Scheme Consideration payable to that

Option Scheme Participant in respect of the Scheme Options held by that Option Scheme Participant.

(b) The obligation of Dyno Nobel to pay the Option Scheme Consideration will be satisfied by Dyno Nobel dispatching or procuring the dispatch, on or as soon as practicable after the Option Scheme Implementation Date, to each Option Scheme Participant by pre-paid post to their Registered Address a cheque in Australian currency drawn on an Australian bank in the name of the Option Scheme Participant for the amount equal to the Option Scheme Consideration payable to that Option Scheme Participant in accordance with this Option Scheme.

5. Dealings in Dyno Nobel ESOP Options

(a) If the Option Scheme becomes Effective, an Option Scheme Participant, and any person claiming through that Option Scheme Participant, must not (and must not purport to) give notice of exercise of a Dyno Nobel ESOP Option after the Option Exercise Deadline.

(b) Dyno Nobel will not accept as valid, nor recognise for any purpose, any notice of exercise of a Dyno Nobel ESOP Option received:

(i) on or before the Option Exercise Deadline otherwise than in accordance with the terms and conditions of the Dyno Nobel ESOP pursuant to which that Dyno Nobel ESOP Option was granted; or

(ii) after the Option Exercise Deadline.

(c) Dyno Nobel will issue, and register the relevant Dyno Nobel ESOP Optionholder as the holder of, any Dyno Nobel Shares resulting from the exercise of a Dyno Nobel ESOP Option in accordance with clause 5(b)(i) by the Share Scheme Record Date, in accordance with the Dyno Nobel ESOP.

(d) For the purpose of determining participation in the Option Scheme, Dyno Nobel will maintain or procure the maintenance of the Dyno Nobel ESOP Options Register in accordance with this clause 5, and the Dyno Nobel ESOP Options Register in this form will solely determine entitlements to participate in the Option Scheme.

6. General

6.1 Appointment of agent and attorney

Each Option Scheme Participant, without the need for any further act, irrevocably appoints Dyno Nobel as its agent and attorney for the purpose of executing any document or form or doing any other act necessary to give effect to the terms of the Option Scheme and the giving of the Option Scheme Participants' consent under clause 6.2. Dyno Nobel accepts such appointment and, as agent of each Scheme Participant, may sub-delegate its functions, authorities or powers under this clause 6.1 to all or any of its directors and officers (jointly, severally or jointly and severally).

6.2 Option Scheme Participants' consent

Each Option Scheme Participant irrevocably:

(a) consents to Dyno Nobel, Bidco and Incitec Pivot doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Option Scheme and any of the transactions contemplated by it; and

(b) acknowledges that the Option Scheme binds Dyno Nobel and all of the Dyno Nobel ESOP Optionholders from time to time (including those who do not attend the Option Scheme Meeting, do not vote at that meeting or vote against the Option Scheme).

6.3 Option Scheme Participant's agreements

Each Option Scheme Participant agrees to the cancellation of the Scheme Options held by them, together with all rights and entitlements attaching to those Scheme Options, in accordance with the terms of the Option Scheme.

6.4 Warranty by Option Scheme Participants

Each Option Scheme Participant is deemed to have warranted to Dyno Nobel that all of their Scheme Options (including any rights and entitlements attaching to those Scheme Options) will, at the date of cancellation of those Scheme Options, be free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on cancellation of any kind, and that they have full power and capacity to deal with their Scheme Options together with any rights and entitlements attaching to such Scheme Options.

6.5 Alterations and Conditions

Dyno Nobel may, by its counsel or solicitors, and with the consent of Incitec Pivot and Bidco, consent on behalf of all persons concerned, including an Option Scheme Participant, to any modification of or amendment to the Option Scheme which the Court thinks fit to impose.

6.6 Notices

(a) Where a notice, transfer, transmission application, direction, election or other communication referred to in the Option Scheme is sent by post to Dyno Nobel, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Dyno Nobel's registered office.

(b) The accidental omission to give notice of the Option Scheme Meeting or the non-receipt of such notice by any Dyno Nobel ESOP Optionholder shall not, unless so ordered by the Court, invalidate the Option Scheme Meeting or the proceedings of the Option Scheme Meeting.

6.7 Inconsistencies

This Option Scheme binds Dyno Nobel and all Dyno Nobel ESOP Optionholders, and to the extent of any inconsistency, overrides the constitution of Dyno Nobel and the terms and conditions of the Dyno Nobel ESOP.

6.8 Further assurance

Dyno Nobel will execute all documents and do all acts and things as may be necessary or expedient for the implementation of, and performance of its obligations under, the Option Scheme and any transactions contemplated by it.

6.9 Costs

Dyno Nobel will pay the costs of the Option Scheme.

6.10 Governing Law

This Option Scheme is governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria, Australia for any proceedings in connection with the Option Scheme.

Schedule 1

Dyno Nobel ESOP Options

Tranche	Grant Date	Exercise Date	Expiry Date	Exercise Price	No. of Options
1	07/04/2006	31/12/2006	31/12/2010	$2.37	5,625,006
2	07/04/2006	31/12/2007	31/12/2011	$2.37	5,533,339
3	07/04/2006	31/12/2008	31/12/2012	$2.37	5,533,322
4	13/06/2007	13/06/2007	31/12/2010	$2.37	25,000
5	13/06/2007	01/03/2008	31/12/2011	$2.37	25,000
6	13/06/2007	01/03/2009	31/12/2012	$2.37	25,000
7	13/06/2007	01/06/2008	01/06/2010	$2.40	2,955,000
8	13/06/2007	01/06/2008	01/06/2011	$2.40	25,000
9	13/06/2007	01/03/2008	31/12/2011	$2.40	445,834
10	13/06/2007	01/03/2009	31/12/2012	$2.40	466,669
11	19/10/2007	01/06/2008	01/06/2010	$2.40	165,000
12	31/12/2007	01/01/2008	31/12/2010	$2.37	374,631
13	31/12/2007	01/03/2008	31/12/2011	$2.37	374,634
14	31/12/2007	01/03/2009	31/12/2012	$2.37	374,634
15	29/02/2008	01/06/2008	31/12/2012	$2.37	1,416,669
16	16/04/2008	01/06/2008	31/12/2012	$2.37	158,334
					23,523,072

Schedule 2

Option Scheme Consideration

Tranche (as set out in Schedule 1)	Option Scheme Consideration for each Dyno Nobel ESOP Option in a Tranche
1	$0.63
2	$0.69
3	$0.75
4	$0.63
5	$0.69
6	$0.75
7	$0.57
8	$0.64
9	$0.68
10	$0.73
11	$0.57
12	$0.63
13	$0.69
14	$0.75
15	$0.75
16	$0.75

Deed Poll

Deed Poll

Date

10 April 2008

Parties

Incitec Pivot Limited (ABN 42 004 080 264) of 70 Southbank Boulevard, Southbank, Victoria, Australia (***Incitec Pivot***); and

Incitec Pivot US Holdings Pty Ltd (ACN 130 242 036) of 70 Southbank Boulevard, Southbank, Victoria, Australia (***Bidco***),

In favour of each holder of any fully paid ordinary shares in the capital of Dyno Nobel Limited (ABN 44 117 733 463) (***Dyno Nobel***) on issue as at the Record Date (other than any Incitec Pivot Group Member as defined in the Scheme referred to below) (***Scheme Participants***).

Recitals

A Dyno Nobel, Incitec Pivot and Bidco are parties to the Scheme Implementation Agreement dated 11 March 2008 (as amended by the Deed of Amendment for Scheme Implementation Agreement dated 2 April 2008) (the ***Implementation Agreement***).

B Incitec Pivot is the ultimate holding company of Bidco.

C Dyno Nobel has agreed in the Implementation Agreement to propose a scheme of arrangement between Dyno Nobel and the holders of fully paid ordinary shares in Dyno Nobel (***Scheme***).

D The effect of the Scheme will be that Bidco acquires all of the Scheme Shares from Scheme Participants for the Scheme Consideration.

E In accordance with the Implementation Agreement, Incitec Pivot and Bidco are entering into this Deed Poll to covenant in favour of the Scheme Participants that they will observe and perform their respective obligations under the Scheme.

It is declared as follows.

1. Definitions and interpretations

1.1 Definitions

In this Deed Poll:

(a) ***Scheme*** means the proposed scheme of arrangement under Part 5.1 of the Corporations Act between Dyno Nobel and the Scheme Participants, a copy of which is annexed to this Deed Poll; and

(b) capitalised terms have the meaning given to them in the Scheme, unless the context requires otherwise.

1.2 Interpretation

The rules specified in clauses 1.2 and 1.3 of the Scheme apply in interpreting this Deed Poll, unless the contrary intention appears or the context requires otherwise.

1.3 Nature of Deed Poll

Each of Incitec Pivot and Bidco acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participant is not party to it; and

(b) under the Scheme, each Scheme Participant appoints Dyno Nobel as its agent and attorney to (amongst other things) enforce this Deed Poll against Incitec Pivot or Bidco (as applicable).

2. Conditions Precedent and Termination

2.1 Conditions Precedent

Each of Incitec Pivot's and Bidco's obligations (as relevant) under this Deed Poll are subject to the Scheme becoming Effective.

2.2 Termination

If the Implementation Agreement is terminated or the Scheme does not become Effective on or before the End Date, the obligations of Incitec Pivot and Bidco under this Deed Poll automatically terminate and the terms of this Deed Poll will be of no further force or effect, unless Dyno Nobel, Incitec Pivot and Bidco otherwise agree in accordance with the Implementation Agreement.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies available to it:

(a) each of Incitec Pivot and Bidco is released from its obligations to further perform this Deed Poll except those obligations under clause 6.1 and any other obligations which by their nature survive termination; and

(b) each Scheme Participant retains any rights, powers or remedies the Scheme Participant has against Incitec Pivot in respect of any breach of its obligations under this Deed Poll which occurred before it terminated.

3. Compliance with Scheme obligations

3.1 Scheme Consideration

In consideration for the transfer to Bidco of each Scheme Share in accordance with the Scheme, on the Implementation Date:

(a) Bidco will pay to each Scheme Participant such amount of Cash Consideration (if any) as that Scheme Participant is entitled to for each Scheme Share held by them in accordance with the terms of the Scheme;

(b) Bidco will procure that Incitec Pivot issues to each Eligible Scheme Participant such number of New Incitec Pivot Shares (if any) as that Eligible Scheme Participant is entitled to as Share Consideration for each Scheme Share held by them in accordance with the terms of the Scheme; and

(c) Bidco will procure that Incitec Pivot issues to the Nominee such number of New Incitec Pivot Shares (if any) as are attributable to the Ineligible Foreign Dyno Nobel Shareholders in accordance with the Scheme.

3.2 Manner and timing of satisfaction

Pursuant to and subject to the Scheme the obligations of Bidco to provide the Scheme Consideration to each applicable Eligible Scheme Participant will be satisfied by Bidco complying with its obligations under clause 5 of the Scheme.

3.3 Provision of Scheme Consideration to Ineligible Foreign Dyno Nobel Shareholders

In the case of each Scheme Participant that is an Ineligible Foreign Dyno Nobel Shareholder, Bidco must comply with clause 5.9 of the Scheme (in addition to any other obligations under clause 5 of the Scheme).

3.4 Official quotation of New Incitec Pivot Shares

Incitec Pivot will seek confirmation from ASX that, as from the Business Day after the Effective Date (or such later date as ASX requires), the New Incitec Pivot Shares issued as Scheme Consideration will be listed for quotation on the official list of ASX, initially on a deferred settlement basis and, with effect from the Business Day following the Implementation Date (or such later date as ASX requires), on an ordinary settlement basis.

3.5 Other obligations

(a) Incitec Pivot:

(i) must procure that all obligations of Bidco to provide the Scheme Consideration to each Scheme Participant in accordance with clause 5 of the Scheme are met;

(ii) covenants in favour of each Scheme Participant and Dyno Nobel, in its own right and on behalf of each Scheme Participant, to perform all other obligations that are attributed to Incitec Pivot under the Scheme, as if named as a party to the Scheme; and

(iii) must procure that Bidco performs all obligations attributed to Bidco under the Scheme, as if named as a party to the Scheme.

(b) Bidco covenants in favour of each Scheme Participant and Dyno Nobel, in its own right and on behalf of each Scheme Participant, to perform all obligations that are attributed to Bidco under the Scheme, as if named as a party to the Scheme.

4. Warranties

(a) Each of Incitec Pivot and Bidco represents and warrants that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by it of this Deed Poll has been properly authorised by all necessary corporate action and it has full corporate power and lawful authority to perform or cause to be performed its obligations under this Deed Poll and to carry out or cause to be carried out the transactions contemplated by this Deed Poll; and

(iii) this Deed Poll will constitute legally, valid and binding obligations on it enforceable in accordance with its terms (subject to any necessary stamping) and does not conflict with or result in a breach of or default under:

(A) the constitution or equivalent constituent documents of it or any of its Related Bodies Corporate (as that term is defined in the Corporations Act); or

(B) any writ, order or injunction, judgment, law, rule or regulation to which it is party, or by which it is bound.

(b) Incitec Pivot represents and warrants that the New Incitec Pivot Shares which are issued to Scheme Participants as Scheme Consideration in accordance with the Scheme will:

(i) be duly and validly issued and be fully paid; and

(ii) rank equally in all respects with all other Incitec Pivot Shares then on issue.

5. Continuing obligations

This Deed Poll is irrevocable and remains in full force and effect until:

(a) each of Incitec Pivot and Bidco has fully performed its obligations under this Deed Poll; or

(b) the earlier termination of this Deed Poll under clause 2.2.

6. General

6.1 Stamp duty

Bidco will:

(a) pay or procure the payment of all stamp duties and any related fines and penalties in respect of this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b) indemnify each Scheme Participant against any liability arising from failure to comply with clause 6.1(a).

6.2 Waiver

(a) A failure to exercise or a delay in exercising any right, power or remedy under this Deed Poll does not operate as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) This clause may not itself be waived except in writing.

6.3 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Dyno Nobel; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Dyno Nobel and is approved by the Court,

in which event Incitec Pivot and Bidco will enter into a further deed poll in favour of the Scheme Participants giving effect to such amendment or variation.

6.4 Cumulative rights

The rights, powers and remedies of Incitec Pivot, Bidco and each Scheme Participant under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this Deed Poll.

6.5 No assignment

The rights and obligations of Incitec Pivot and Bidco and the rights of each Scheme Participant under this Deed Poll are personal and must not be assigned, charged or otherwise dealt with at law or in equity.

6.6 Further assurances

Each of Incitec Pivot and Bidco will, on its own behalf and, to the extent authorised by the Scheme, on behalf of each Scheme Participant, promptly do all acts or things and execute

all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Deed Poll and the transactions contemplated by it.

6.7 Operation of this document

Any right that a person may have under this Deed Poll is in addition to, and does not replace or limit, any other right that the person may have.

6.8 Governing law

This Deed Poll is governed by the laws of the State of Victoria. Each of Incitec Pivot and Bidco submits to the non-exclusive jurisdiction of the courts of Victoria, Australia for any proceedings in connection with this Deed Poll or the Scheme.

Executed and delivered as a Deed in Melbourne, Victoria.

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Incitec Pivot Limited**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Incitec Pivot US Holdings Pty Ltd**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Annexure

A copy of the proposed Scheme follows.

[*Copy of Scheme not reproduced here*]


PRILL
LOADING
CLEARANCE
13-3

Annexure G

Notice of Share Scheme Meeting

Dyno Nobel Limited (ABN 44 117 733 463) Notice of Court ordered meeting of Dyno Nobel Shareholders

Notice is hereby given that, by an order of the Court made on 18 April 2008 pursuant to section 411(1) of the Corporations Act, a meeting of Dyno Nobel Shareholders (other than Incitec Pivot Group Members) will be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, New South Wales on Thursday, 22 May 2008 at 12.00pm (EST) or immediately following the conclusion or adjournment of the Dyno Nobel Annual General Meeting to be held on the same day.

Purpose of the meeting

The purpose of the meeting is to consider and if thought fit, to agree to a scheme of arrangement proposed to be made between Dyno Nobel and the Dyno Nobel Shareholders (other than Incitec Pivot Group Members).

A copy of the Share Scheme and a copy of the explanatory statement required by section 412 of the Corporations Act in relation to the Share Scheme are contained in the Scheme Booklet of which this notice forms part.

Resolution

The meeting will be asked to consider and, if thought fit, to pass the following resolution:

"That, pursuant to and in accordance with section 411 of the *Corporations Act 2001* (Cth), the scheme of arrangement proposed between Dyno Nobel Limited and the holders of its fully paid ordinary shares (other than Incitec Pivot Limited and its subsidiaries), as contained in and more particularly described in the Scheme Booklet of which the notice convening this meeting forms part, is approved (with or without modification as approved by the Supreme Court of Victoria)."

Required voting majority

In accordance with section 411(4)(a) of the Corporations Act, the resolution to approve the Share Scheme must be approved by a majority in number of Dyno Nobel Shareholders (other than Incitec Pivot Group Members), present and voting at the meeting (whether in person or by corporate representative, proxy or attorney), being a majority whose shares in aggregate are at least 75% of the total of all Dyno Nobel Shares voted at the meeting.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, the Share Scheme (with or without modification) is subject to the approval of the Court. If the resolution set out in this notice is approved by the requisite majority, and the other Conditions Precedent to the Share Scheme are satisfied or waived by the time required under the Share Scheme, Dyno Nobel intends to apply to the Court for the necessary orders to give effect to the Share Scheme.

By order of the Board
Dated 18 April 2008

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Explanatory notes

Terms used in this Notice of Meeting (including in these explanatory notes) have the same meaning as set out in the glossary contained in section 9 of the Scheme Booklet of which this Notice of Share Scheme Meeting forms part.

This Notice of Share Scheme Meeting should be read in conjunction with the entire Scheme Booklet of which it forms part. The Scheme Booklet contains important information to assist you in determining how to vote on the resolution, including factors for and against the Share Scheme (see the sections headed "Why you would vote in favour of the Schemes" on page 16, "Why you may consider voting against the Schemes" on page 21 and section 5 (Risk factors)). The Scheme Booklet also contains a copy of the Share Scheme (see Annexure D) and a copy of the explanatory statement required by section 412 of the Corporations Act.

Entitlement to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Share Scheme Meeting is 7.00pm (EST) on Tuesday, 20 May 2008. Only those Dyno Nobel Shareholders (other than Incitec Pivot Group Members) entered on the Dyno Nobel Share Register at that time will be entitled to attend and vote at the Share Scheme Meeting.

Voting

Voting will be by poll. If you are a Dyno Nobel Shareholder entitled to attend and vote at the Share Scheme Meeting, you may vote by:

- Attending the meeting and voting in person or, in the case of corporations, by corporate representative;
- Appointing an attorney to attend and vote on your behalf; or
- Appointing one or two proxies to attend and vote on your behalf, using the green Proxy Form accompanying the Scheme Booklet of which this notice forms part.

Dyno Nobel Shareholders or their representatives who plan to attend the Share Scheme Meeting are asked to arrive at the venue at approximately 10.30am (EST) (that is, 30 minutes prior to the time designated for the commencement of the Dyno Nobel Annual General Meeting), so that their shareholding may be checked against the Dyno Nobel Share Register, their power of attorney or appointment as corporate representative can be verified (as the case may be) and their attendance noted.

Jointly held securities

If the Dyno Nobel Shares are jointly held, only one of the joint shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held Dyno Nobel Shares, only the vote of the shareholder whose name appears first on the Dyno Nobel Share Register will be counted.

Voting in person

To vote in person at the Share Scheme Meeting, you must attend the Share Scheme Meeting.

An eligible Dyno Nobel Shareholder who wishes to attend and vote at the Share Scheme Meeting in person will be admitted to the Share Scheme Meeting and given a voting card on disclosure at the point of entry to the Share Scheme Meeting of their name and address.

Voting by corporate representative

In order to vote in person at the Share Scheme Meeting, an eligible Dyno Nobel Shareholder that is a corporation may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act, meaning that Dyno Nobel will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act. A copy of such a Certificate may be obtained from the Dyno Nobel Registry. The Certificate should be lodged with Dyno Nobel before the Share Scheme Meeting or at the registration desk on the day of the meeting. The Certificate will be retained by Dyno Nobel.

If a Certificate is completed by an individual or a corporation under power of attorney, the power of attorney under which the Certificate is signed, or a certified copy of that power of attorney, must accompany the completed Certificate unless the power of attorney has previously been noted by Dyno Nobel.

Voting by attorney

An eligible Dyno Nobel Shareholder is entitled to appoint an attorney to attend the Share Scheme Meeting on the shareholder's behalf. An attorney need not be a member of Dyno Nobel. Each attorney will have the right to vote on the poll and also to speak at the Share Scheme Meeting.

The power of attorney appointing the attorney in respect of the Share Scheme Meeting must be duly executed and specify the name of the applicable Dyno Nobel Shareholder, the company (that is, Dyno Nobel) and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must be received at the registered office of Dyno Nobel or the Dyno Nobel Registry in the same manner, and by the same time, as outlined below for proxy forms.

An attorney will be admitted to the Share Scheme Meeting and given a voting card on providing at the point of entry of the Share Scheme Meeting written evidence of their appointment, their name and address and the identity of their appointor.

The appointment of an attorney will not preclude any eligible Dyno Nobel Shareholder from attending the Share Scheme Meeting in person and voting at the Share Scheme Meeting.

Voting by proxy

An eligible Dyno Nobel Shareholder is entitled to appoint one or two proxies. A proxy need not be a member of Dyno Nobel. Each proxy will have the right to vote on a poll and also to speak at the Share Scheme Meeting.

To appoint a proxy, the Dyno Nobel Shareholder should complete, sign and deliver the green Proxy Form accompanying this Scheme Booklet. If a Dyno Nobel Shareholder wishes to appoint two proxies, a separate Proxy Form should be used for each. A request should be made to the Dyno Nobel Registry for an additional Proxy Form. Replacement Proxy Forms can also be requested from the Dyno Nobel Registry.

Where two proxies are appointed, neither proxy may vote on a show of hands and each proxy should be appointed to represent a specified proportion of the Dyno Nobel Shareholder's voting rights. If the proxy appointments do not specify the proportion of the Dyno Nobel Shareholder's voting rights that each proxy may exercise, each proxy may exercise half of the Dyno Nobel Shareholder's votes.

Dyno Nobel Shareholders should consider how they wish the proxy to vote. That is, whether the Dyno Nobel Shareholder wishes the proxy to vote 'For' or 'Against', or abstain from voting on, the resolution, or whether to leave the decision to the appointed proxy after discussion at the Share Scheme Meeting.

If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the Dyno Nobel Shareholder's behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

Eligible Dyno Nobel Shareholders who return their Proxy Forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the Proxy Form. Proxy appointments in favour of the chairman of the Share Scheme Meeting, the company secretary of Dyno Nobel, or any Dyno Nobel Director which do not contain a direction will be used to support the resolution to approve the Share Scheme.

A proxy will be admitted to the Share Scheme Meeting and given a voting card on providing at the point of entry to the Share Scheme Meeting written evidence of their name and address.

The appointment of a proxy will not preclude any eligible Dyno Nobel Shareholder from attending in person, revoking a proxy and voting at the Share Scheme Meeting.

The instrument appointing a proxy is required to be in writing under the hand of the appointor or of that person's attorney and, if the appointor is a corporation, in accordance with the Corporations Act or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the Proxy Form.

If a Proxy Form is completed by an individual or a corporation under power of attorney, the power of attorney under which the form is signed, or a certified copy of that power of attorney, must accompany the completed Proxy Form unless the power of attorney has previously been noted by Dyno Nobel.

Completed Proxy Forms can be returned using the return addressed envelope provided with the Scheme Booklet of which this notice forms part. To be effective, Proxy Forms must be received by post or by facsimile, at either Dyno Nobel's registered office or at the Dyno Nobel Registry, in accordance with the directions on the back of the enclosed Proxy Form by no later than 5.00pm (EST) on Tuesday, 20 May 2008. Proxy Forms received after this time will be invalid.

Notice of Option Scheme Meeting

Dyno Nobel Limited (ABN 44 117 733 463)
Notice of Court ordered meeting of Dyno Nobel Optionholders

Notice is hereby given that, by an order of the Court made on 18 April 2008 pursuant to section 411(1) of the Corporations Act, a meeting of Dyno Nobel Optionholders will be held at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, New South Wales on Thursday, 22 May 2008 at 1.00pm (EST) or immediately following the conclusion or adjournment of the Share Scheme Meeting to be held on the same day.

Purpose of the meeting

The purpose of the meeting is to consider and if thought fit, to agree to a scheme of arrangement proposed to be made between Dyno Nobel and the Dyno Nobel Optionholders.

A copy of the Option Scheme and a copy of the explanatory statement required by section 412 of the Corporations Act in relation to the Option Scheme are contained in the Scheme Booklet of which this notice forms part.

Resolution

The meeting will be asked to consider and, if thought fit, to pass the following resolution:

"That, pursuant to and in accordance with section 411 of the *Corporations Act 2001* (Cth), the scheme of arrangement proposed between Dyno Nobel Limited and the holders of options to subscribe for fully paid ordinary shares in Dyno Nobel Limited, as contained in and more particularly described in the Scheme Booklet of which the notice convening this meeting forms part, is approved (with or without modification as approved by the Supreme Court of Victoria)."

Required voting majority

In accordance with section 411(4)(a) of the Corporations Act, the resolution to approve the Option Scheme must be approved by a majority in number of Dyno Nobel Optionholders, present and voting at the meeting (whether in person or by proxy or attorney), being a majority whose options in aggregate are at least 75% (by value) of the total of all Dyno Nobel Options voted at the meeting.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme (with or without modification) is subject to the approval of the Court. If the resolution set out in this notice is approved by the requisite majority, and the other Conditions Precedent to the Option Scheme are satisfied or waived by the time required under the Option Scheme, Dyno Nobel intends to apply to the Court for the necessary orders to give effect to the Option Scheme.

By order of the Board
Dated 18 April 2008

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Explanatory notes

Terms used in this Notice of Meeting (including in these explanatory notes) have the same meaning as set out in the glossary contained in section 9 of the Scheme Booklet of which this Notice of Option Scheme Meeting forms part.

This Notice of Option Scheme Meeting should be read in conjunction with the entire Scheme Booklet of which it forms part. The Scheme Booklet contains important information to assist you in determining how to vote on the resolution, including factors for and against the Option Scheme (see the sections headed "Why you would vote in favour of the Schemes" on page 16, "Why you may consider voting against the Schemes" on page 21 and section 5 (Risk factors)). The Scheme Booklet also contains a copy of the Option Scheme (see Annexure E) and a copy of the explanatory statement required by section 412 of the Corporations Act.

Entitlement to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Option Scheme Meeting is 7.00pm (EST) on Tuesday, 20 May 2008. Only those Dyno Nobel Optionholders entered on the Dyno Nobel Option Register at that time will be entitled to attend and vote at the Option Scheme Meeting.

Voting

Voting will be by poll. If you are a Dyno Nobel Optionholder entitled to attend and vote at the Option Scheme Meeting, you may vote by:

- Attending the meeting and voting in person;
- Appointing an attorney to attend and vote on your behalf; or
- Appointing one or two proxies to attend and vote on your behalf, using the yellow Proxy Form accompanying the Scheme Booklet of which this notice forms part.

Dyno Nobel Optionholders or their representatives who plan to attend the Option Scheme Meeting are asked to arrive at the venue at approximately 10.30am (that is, 30 minutes prior to the time designated for the commencement of the Dyno Nobel Annual General Meeting), so that their optionholding may be checked against the Dyno Nobel Option Register, their power of attorney can be verified (if required) and their attendance noted.

Voting in person

To vote in person at the Option Scheme Meeting, you must attend the Option Scheme Meeting.

An eligible Dyno Nobel Optionholder who wishes to attend and vote at the Option Scheme Meeting in person will be admitted to the Option Scheme Meeting and given a voting card on disclosure at the point of entry to the Option Scheme Meeting of their name and address.

Voting by attorney

An eligible Dyno Nobel Optionholder is entitled to appoint an attorney to attend the Option Scheme Meeting on the optionholder's behalf. An attorney need not be a member of Dyno Nobel. Each attorney will have the right to vote on the poll and also to speak at the Option Scheme Meeting.

The power of attorney appointing the attorney in respect of the Option Scheme Meeting must be duly executed and specify the name of the applicable Dyno Nobel Optionholder, the company (that is, Dyno Nobel) and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must be received at the registered office of Dyno Nobel or the Dyno Nobel Registry in the same manner, and by the same time, as outlined below for Proxy Forms.

An attorney will be admitted to the Option Scheme Meeting and given a voting card on providing at the point of entry of the Option Scheme Meeting written evidence of their appointment, their name and address and the identity of their appointor.

The appointment of an attorney will not preclude any eligible Dyno Nobel Optionholder from attending the Option Scheme Meeting in person and voting at the Option Scheme Meeting.

Voting by proxy

An eligible Dyno Nobel Optionholder is entitled to appoint one or two proxies. A proxy need not be a member of Dyno Nobel. Each proxy will have the right to vote on a poll and also to speak at the Option Scheme Meeting.

To appoint a proxy, the Dyno Nobel Optionholder should complete, sign and deliver the yellow Proxy Form accompanying this Scheme Booklet. If a Dyno Nobel Optionholder wishes to appoint two proxies, a separate Proxy Form should be used for each. A request should be made to the Dyno Nobel Registry for an additional Proxy Form. Replacement Proxy Forms can also be requested from the Dyno Nobel Registry.

Where two proxies are appointed, neither proxy may vote on a show of hands and each proxy should be appointed to represent a specified proportion of the Dyno Nobel Optionholder's voting rights. If the proxy appointments do not specify the proportion of the Dyno Nobel Optionholder's voting rights that each proxy may exercise, each proxy may exercise half of the Dyno Nobel Optionholder's votes.

Dyno Nobel Optionholders should consider how they wish the proxy to vote. That is, whether the Dyno Nobel Optionholder wishes the proxy to vote 'For' or 'Against', or abstain from voting on, the resolution, or whether to leave the decision to the appointed proxy after discussion at the Option Scheme Meeting.

If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the Dyno Nobel Optionholder's behalf on a show of hands or on a poll, and the options the subject of the proxy appointment will not be counted in computing the required majority.

Eligible Dyno Nobel Optionholders who return their Proxy Forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the Proxy Form. Proxy appointments in favour of the chairman of the Option Scheme Meeting, the company secretary of Dyno Nobel, or any Dyno Nobel Director which do not contain a direction will be used to support the resolution to approve the Option Scheme.

A proxy will be admitted to the Option Scheme Meeting and given a voting card on providing at the point of entry to the Option Scheme Meeting written evidence of their name and address.

The appointment of a proxy will not preclude any eligible Dyno Nobel Optionholder from attending in person, revoking a proxy and voting at the Option Scheme Meeting.

The instrument appointing a proxy is required to be in writing under the hand of the appointor or of that person's attorney.

If a Proxy Form is completed by an individual under power of attorney, the power of attorney under which the form is signed, or a certified copy of that power of attorney, must accompany the completed Proxy Form unless the power of attorney has previously been noted by Dyno Nobel.

Completed Proxy Forms can be returned using the return addressed envelope provided with the Scheme Booklet of which this notice forms part. To be effective, Proxy Forms must be received by post or by facsimile, at either Dyno Nobel's registered office or at the Dyno Nobel Registry in accordance with the directions on the back of the enclosed Proxy Form by no later than 5.00pm (EST) on Tuesday, 20 May 2008. Proxy Forms received after this time will be invalid.

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Corporate Directory

Dyno Nobel Limited
Registered Office
Dyno Nobel Limited
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

Dyno Nobel Information Line
(Australia) 1300 652 548
(Overseas) +61 3 9415 4607

Dyno Nobel website
www.dynonobel.com

Dyno Nobel Registry
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067
Ph: 1800 502 497 (Australia)
or +61 3 9415 4288 (Overseas)
Fax: +61 3 9473 2500

Financial advisers
Credit Suisse (Australia) Limited
Level 31, Gateway Building
1 Macquarie Place
Sydney NSW 2000

Macquarie Capital Advisers Limited
Level 23, 101 Collins Street
Melbourne VIC 3000

Legal adviser
Allens Arthur Robinson
Level 27, 530 Collins Street
Melbourne VIC 3000

Investigating Accountant
PricewaterhouseCoopers Securities Limited
Freshwater Place
2 Southbank Boulevard
Southbank VIC 3006

Independent Expert
Ernst & Young Transaction Advisory Services Limited
Ernst & Young Centre
680 George Street
Sydney NSW 2000


DYNO
Dyno Nobel

Groundbreaking Performance


END